As filed with the Securities and Exchange Commission on May 4, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Assurant, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	6321	39-1126612
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Chase Manhattan Plaza, 41st Floor

New York, New York 10005
(212) 859-7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Katherine Greenzang, Esq.

Senior Vice President, General Counsel and Secretary
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005
Telephone: (212) 859-7000
Facsimile: (212) 859-7034
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With a copy to:

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue, New York, New York 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount	Offering Price	Aggregate	Amount of
Securities to be Registered	to be Registered	Per Unit(1)	Offering Price(1)	Registration Fee

5.625% Senior Notes due 2014	$500,000,000	100%	$500,000,000	$63,350.00
6.750% Senior Notes due 2034	$475,000,000	100%	$475,000,000	$60,182.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and maybe changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell theses securities and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 4, 2004

PROSPECTUS

$975,000,000

Assurant, Inc.

OFFER TO EXCHANGE UP TO $500,000,000

5.625% SENIOR NOTES DUE 2014 FOR ANY AND ALL OUTSTANDING
5.625% SENIOR NOTES DUE 2014

OFFER TO EXCHANGE UP TO $475,000,000

6.750% SENIOR NOTES DUE 2034 FOR ANY AND ALL OUTSTANDING
6.750% SENIOR NOTES DUE 2034

        We are offering to exchange up to $500,000,000 of our new 5.625% Senior Notes due 2014, which are referred to as the “2014 exchange notes,” for up to $500,000,000 of our existing 5.625% Senior Notes due 2014, which are referred to as the “2014 restricted notes,” and up to $475,000,000 of our new 6.750% Senior Notes due 2034, which are referred to as the “2034 exchange notes,” for up to $475,000,000 of our existing 6.750% Senior Notes due 2034, which are referred to as the “2034 restricted notes.” The 2014 exchange notes and the 2034 exchange notes are referred to collectively as the “exchange notes,” and the 2014 restricted notes and the 2034 restricted notes are referred to collectively as the “restricted notes.” We refer to the restricted notes and exchange notes collectively as the “notes.” The terms of each series of exchange notes are identical to the terms of the corresponding series of the restricted notes, except that the exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

      To exchange your restricted notes for exchange notes:

•	you are required to make the representations described on page 185 to us and

•	you must complete and send, or otherwise be bound by, the letter of transmittal that accompanies this prospectus to the exchange agent, SunTrust Bank, by 5:00 p.m., New York City time, on June , 2004.

      You should read the section called “The Exchange Offer” for further information on how to exchange your restricted notes for exchange notes.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for restricted notes where such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS ON PAGE 16 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May      , 2004

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CORPORATE STRUCTURE AND REORGANIZATION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF NOTES
THE EXCHANGE OFFER
DESCRIPTION OF OTHER INDEBTEDNESS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS
PURCHASE AGREEMENT
REGISTRATION RIGHTS AGREEMENT
OPINION OF SIMPSON THACHER & BARTLETT LLP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CONSENT OF PRICEWATERHOUSECOOPERS LLP
STATEMENT OF ELIGIBILITY
STATEMENT OF ELIGIBILITY
FORM OF LETTER OF TRANSMITTAL
FORM OF NOTICE OF GUARANTEED DELIVERY
FORM OF LETTER TO NOMINEES
FORM OF LETTER TO CLIENTS

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. We are offering to sell and seeking offers to buy these notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes.

      In this prospectus references to the “Company,” “Assurant,” “we,” “us” or “our” refer to Assurant, Inc., a Delaware corporation, and its subsidiaries and its predecessor, Fortis, Inc., a Nevada corporation. Unless the context otherwise requires, references to (1) “Assurant, Inc.” refer solely to Assurant, Inc., a Delaware corporation, and not to any of its subsidiaries, (2) “Fortis, Inc.” refer solely to Fortis, Inc., a Nevada corporation, and not to any of its subsidiaries, and (3) “Fortis” refer collectively to Fortis N.V., a public company with limited liability incorporated as naamloze vennootschap under Dutch law, and Fortis SA/NV, a public company with limited liability incorporated as société anonyme/ naamloze vennootschap under Belgian law, the ultimate parent companies of Fortis Insurance N.V., our largest stockholder. Unless we specifically state otherwise or the context otherwise requires, all references to shares outstanding after our initial public offering and percentage ownership after our initial public offering, reflect (1) changes that took place in connection with the merger for the purpose of redomestication that occurred on February 4, 2004, including the exchange in the merger of each share of Class A Common Stock of Fortis, Inc. for 10.75882039 shares of Common Stock of Assurant, Inc., (2) the automatic conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms simultaneously with the closing of our initial public offering, which occurred on February 10, 2004, into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc. for all of the outstanding shares of Class B Common Stock and Class C Common Stock based on the public offering price of our common stock, (3) the issuance by us of 32,976,854 shares of Common Stock of Assurant, Inc. to Fortis Insurance N.V. simultaneously with the closing of our initial public offering in exchange for the $725.5 million capital contribution referred to under “Corporate Structure and Reorganization” based on the public offering price of our common stock, and (4) the issuance by us of an aggregate of 68,976 shares of Common Stock of Assurant, Inc. to certain of our officers pursuant to stock grants made on the closing of our initial public offering and to certain of our directors

i

pursuant to stock grants made on February 4, 2004. For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and reinsurance terms.

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the notes nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to exchange the notes under applicable legal investment or similar laws or regulations.

      This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

ii

SUMMARY

      This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Although this summary highlights important information about us and what we believe to be the key aspects of this offering, you should read this summary together with the more detailed information and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections before making an investment decision.

OUR COMPANY

Overview

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide:

•	creditor-placed homeowners insurance;

•	manufactured housing homeowners insurance;

•	debt protection administration;

•	credit insurance;

•	warranties and extended service contracts;

•	individual health and small employer group health insurance;

•	group dental insurance;

•	group disability insurance;

•	group life insurance; and

•	pre-funded funeral insurance.

      The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities. In these markets, we leverage the experience of our management team and apply our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in complex administration and systems. Through these activities, we seek to generate above-average returns by building on specialized market knowledge, well-established distribution relationships and economies of scale.

      As a result of our strategy, we are a leader in many of our chosen markets and products. We have leadership positions or are aligned with clients who are leaders in creditor-placed homeowners insurance based on servicing volume, manufactured housing homeowners insurance based on number of homes built and debt protection administration based on credit card balances outstanding. We are also a leading writer of group dental plans sponsored by employers based on the number of subscribers and based on the number of master contracts in force and the largest writer of pre-funded funeral insurance measured by face amount of new policies sold. We believe that our leadership positions give us a sustainable competitive advantage in our chosen markets.

      We currently have four decentralized operating business segments to ensure focus on critical activities close to our target markets and customers, while simultaneously providing centralized support in key functions. Our four operating business segments are: Assurant Solutions, Assurant Health, Assurant Employee Benefits and Assurant PreNeed. Each operating business segment has its own experienced management team with the autonomy to make decisions on key operating matters. These managers are eligible to receive incentive-based compensation based in part on operating business segment performance and in part on company-wide performance, thereby encouraging strong business performance and cooperation across all our businesses. At the operating business segment level, we stress disciplined underwriting, careful analysis and constant improvement and product redesign. At the corporate level, we provide support services, including investment, asset/liability matching and capital management, leadership development, information technology support and other administrative and finance functions, enabling the operating business segments to focus on their target markets and distribution relationships while enjoying the economies of scale realized by operating these businesses together. Also, our overall strategy and financial objectives are set and continuously monitored at the corporate level to ensure that our capital resources are being properly allocated.

      Our Assurant Solutions segment, which we began operating with the acquisition of American Security Group in 1980, provides specialty property solutions and consumer protection solutions. Specialty property solutions primarily include creditor-placed homeowners insurance (including tracking services) and manufactured housing homeowners insurance. Consumer protection solutions primarily include debt protection administration, credit insurance and warranties and extended service contracts. Our Assurant Health segment, which we began operating with the acquisition of Time Holdings, Inc. (now Fortis Insurance Company) in 1978, provides individual health insurance, including short-term and student medical insurance, and small employer group health insurance. Most of the health insurance products we sell are preferred provider organization (PPO) plans. In Assurant Employee Benefits, which we began operating with the acquisition of Mutual Benefit Life Group Division (now Fortis Benefits Insurance Company) in 1991, we provide employer- and employee-paid group dental insurance, as well as group disability insurance and group life insurance. In Assurant PreNeed, which we began operating with the acquisition of United Family Life Insurance Company in 1980, we provide pre-funded funeral insurance, which provides whole life insurance death benefits or annuity benefits used to fund costs incurred in connection with pre-arranged funerals.

      We have created strong relationships with our distributors and clients in each of the niche markets we serve. In Assurant Solutions, we have strong long-term relationships in the United States with six of the ten largest mortgage lenders and servicers based on servicing volume, four of the seven largest manufactured housing builders based on number of homes built, four of the six largest general purpose credit card issuers based on credit card balances outstanding and five of the ten largest consumer electronics and appliances retailers based on combined product sales. In Assurant Health, we have exclusive distribution relationships with leading insurance companies based on total assets, through which we gain access to a broad distribution network and a significant number of potential customers, as well as relationships with independent brokers. In Assurant Employee Benefits, we distribute our products primarily through our sales representatives who work through independent employee benefits advisors, including brokers and other intermediaries. In Assurant PreNeed, we have an exclusive distribution relationship with Service Corporation International (SCI), the largest funeral provider in North America based on total revenues, as well as relationships with approximately 2,000 funeral homes.

      For the fiscal year ended December 31, 2003, we generated total revenues of $7,066 million and net income of $186 million. For the year ended December 31, 2002, we generated total revenues of $6,532 million, net income before cumulative effect of change in accounting principle of $260 million and net loss of $1,001 million (after giving effect to a cumulative change in accounting principle of $1,261 million). As of December 31, 2003, we had total assets of $23,728 million, including separate accounts. For the fiscal years ended December 31, 2003 and ended December 31, 2002, respectively, we had total revenues of $2,678 million and $2,401 million in Assurant Solutions, $2,091 million and $1,912 million in Assurant Health, $1,450 million and $1,455 million in Assurant Employee Benefits and $722 million and $727 million in Assurant PreNeed.

Competitive Strengths

      We believe our competitive strengths include:

•	Leadership Positions in Specialized Markets. We are a market leader in many of our chosen markets, and we believe that our leadership positions provide us with the opportunity to generate high returns in these niche markets.

•	Strong Relationships with Key Clients and Distributors. As a result of our expertise in business-to-business management, we have created strong relationships with our distributors and clients in each of the niche markets we serve. We believe these relationships enable us to market our products and services to our customers in an effective and efficient manner that would be difficult for our competitors to replicate.

•	History of Product Innovation and Ability to Adapt to Changing Market Conditions. We are able to adapt quickly to changing market conditions by tailoring our product and service offerings to the specific needs of our clients. By understanding the dynamics of our core markets, we design innovative products and services to seek to sustain profitable growth and market leading positions.

•	Disciplined Approach to Underwriting and Risk Management. We focus on generating profitability through careful analysis of risks, drawing on our experience in core specialized markets and continually seeking to improve and redesign our product offerings based on our underwriting experience. In addition, we closely monitor regulatory and market developments and adapt our approach as we deem necessary to achieve our underwriting and risk management goals.

•	Prudent Capital Management. We focus on generating above-average returns on a risk-adjusted basis from our operating activities. We believe we have benefited from having the discipline and flexibility to deploy capital opportunistically and prudently to maximize returns to our stockholders. We invest capital in our business segments when we identify attractive profit opportunities in our target markets and also take a disciplined approach towards withdrawing capital when businesses are no longer anticipated to meet our expectations.

•	Diverse Business Mix and Excellent Financial Strength. We have four operating business segments, which are generally not affected in the same way by economic and operating trends. Our domestic operating insurance subsidiaries have financial strength ratings of A (“Excellent”) or A- (“Excellent”) from A.M. Best Company (A.M. Best). Ratings of “A” and “A-” are the second highest of ten ratings categories and the highest and lowest, respectively, within the category based on modifiers (i.e., A and A- are “Excellent”). Six of our domestic operating insurance subsidiaries have financial strength ratings of A2 (“Good”) or A3 (“Good”) from Moody’s Investors Service, Inc. (Moody’s). Ratings of “A2” and “A3” are the third highest of nine ratings categories and mid-range and the lowest, respectively, within the category based on modifiers (i.e., A1, A2 and A3 are “Good”). Seven of our domestic operating insurance subsidiaries have financial strength ratings of A (“Strong”) or A- (“Strong”) from Standard & Poor’s (S&P). Ratings of “A” and “A-” are the third highest of nine ratings categories and mid-range and the lowest, respectively, within the category based on modifiers (i.e., A+, A and A- are “Strong”). The Fitch financial strength rating for seven of our domestic insurance companies is A (“Strong”), which is the third highest of twelve rating categories and mid-range within the category based on modifiers (i.e., A+, A and A- are “Strong”). We believe our solid capital base and overall financial strength allow us to distinguish ourselves from our competitors and continue to enable us to attract clients that are seeking long-term financial stability.

•	Experienced Management Team with Proven Track Record and Entrepreneurial Culture. We have a talented and experienced management team both at the corporate level and at each of our business segments. Our management team has successfully managed our business and executed our specialized niche strategy through numerous business cycles and political and regulatory challenges.

Growth Strategy

      Our objective is to achieve superior financial performance by enhancing our leading positions in our specialized niche insurance and related businesses. We intend to achieve this objective by continuing to execute the following strategies in pursuit of profitable growth:

•	Enhance Market Position in Our Business Lines. We have been selective in developing our product and service offerings and will continue to focus on providing products and services to those markets that we believe offer attractive growth opportunities. We will also seek to continue penetrating our target markets and expand our market positions by developing and introducing new products and services that are tailored to the specific needs of our clients.

•	Develop New Distribution Channels and Strategic Alliances. Our strong, multi-channel distribution network comprised of leading market participants has been critical to our market penetration and growth. We will continue to be selective in developing new distribution channels as we seek to expand our market share, enter new geographic markets and develop new niche businesses.

•	Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions. We seek to deploy our capital and resources in a manner that provides us with the flexibility to grow internally through product development, new distribution relationships and investments in technology, as well as to pursue acquisitions. As we expand through internal growth and acquisitions, we intend to leverage our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in running complex administration systems and support services.

•	Maintain Disciplined Pricing Approach. We intend to maintain our disciplined pricing approach by seeking to focus on profitable products and markets and by pursuing a flexible approach to product design. We will continue to pursue pricing strategies and adjust our mix of businesses by geography and by product so that we can maintain attractive pricing and margins.

•	Continue to Manage Capital Prudently. We intend to manage our capital prudently relative to our risk exposure to maximize profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices. We will also maintain our conservative investment portfolio management philosophy and properly manage our invested assets in order to match the duration of our insurance product liabilities.

Risks Relating to Our Company

      As part of your evaluation of our Company, you should take into account the risks associated with our business. These risks include:

•	Reliance on Relationships with Significant Clients, Distributors and Other Parties. If our significant clients, distributors and other parties with which we do business decline to renew or seek to terminate our relationships or contractual arrangements, our results of operations and financial condition could be materially adversely affected. We are also subject to the risk that these parties may face financial difficulties, reputational issues or problems with respect to their own products and services, which may lead to decreased sales of products and services.

•	Failure to Attract and Retain Sales Representatives or Develop and Maintain Distribution Sources. Our sales representatives interface with clients and third party distributors. Our inability to attract and retain our sales representatives or an interruption in, or changes to, our relationships with various third-party distributors could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition. In addition, our ability to market our products and services depends on our ability to tailor our channels of distribution to comply with changes in the regulatory environment.

•	Effect of General Economic, Financial Market and Political Conditions. Our results of operations and financial condition may be materially adversely affected by general economic, financial market and political conditions, including:

•	insurance industry cycles;

•	levels of employment;

•	levels of consumer lending;

•	levels of inflation and movements of the financial markets;

•	fluctuations in interest rates;

•	monetary policy;

•	demographics; and

•	legislative and competitive factors.

•	Failure to Accurately Predict Benefits and Other Costs and Claims. We may be unable to accurately predict benefits, claims and other costs or to manage such costs through our loss limitation methods, which could have a material adverse effect on our results of operations and financial condition if claims substantially exceed our expectations.

•	Changes in Regulation. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future.

      For more information about these and other risks, see “Risk Factors” beginning on page 17. You should carefully consider these risk factors together with all the other information included in this prospectus.

      Assurant, Inc., was incorporated in October 2003. On February 4, 2004, we effectuated the merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of redomesticating Fortis, Inc. in Delaware. Assurant, Inc. is domiciled in Delaware and is the successor to the business, operations and obligations of Fortis, Inc. Our principal executive offices are located at One Chase Manhattan Plaza, 41st Floor, New York, New York 10005. Our telephone number is 212-859-7000.

THE EXCHANGE OFFER

Purpose of Exchange	We sold the restricted notes in a private offering to qualified institutional buyers and outside the United States in reliance on Regulation S under the Securities Act of 1933 through Citigroup Global Markets Inc., Banc One Capital Markets, Inc., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. (the “initial purchasers”). In connection with that offering, we and the initial purchasers entered into a registration rights agreement dated as of February 18, 2004 (the “registration rights agreement”) for the benefit of the holders of the restricted notes providing for, among other things, this exchange offer. The exchange offer is intended to make the exchange notes freely transferable by the holders without further registration or any prospectus delivery requirements under the Securities Act of 1933. See “The Exchange Offer.”

The Exchange Offer	We are offering to issue the 2014 exchange notes in exchange for a like principal amount of your 2014 restricted notes. We are offering to issue the 2034 exchange notes in exchange for a like principal amount of your 2034 restricted notes. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the restricted notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act of 1933 and therefore not registered with the SEC. The terms of the exchange notes and restricted notes are identical in all material respects (including principal amount, interest rate and maturity), except that the exchange notes are freely transferable by holders and are not subject to any covenant regarding registration under the Securities Act of 1933. See “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Restricted Securities” and “— Procedures for Tendering Restricted Notes.” The exchange offer is not conditioned upon any minimum aggregate principal amount of restricted notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June , 2004 unless extended (the “expiration date”).

Conditions of the Exchange Offer	Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation and that each holder makes certain representations to us. See “The Exchange Offer — Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Restricted Notes	Brokers, dealers, commercial banks, trust companies and other nominees who hold restricted notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender restricted notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange Offer — Book-Entry Transfer”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the restricted notes must be tendered in accordance with DTC’s ATOP procedures for transfer. To tender restricted notes for exchange notes by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the restricted notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

• you are acquiring the exchange notes in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution of the restricted notes or the exchange notes within the meaning of the Securities Act of 1933;

• if the holder is not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

• you are not an “affiliate” of us (as defined under the Securities Act of 1933) or, if you are an affiliate, that you will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable.

In addition, each broker or dealer that receives exchange notes for its own account in exchange for any restricted notes that were acquired by the broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer — Procedures for Tendering Restricted Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose restricted notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If the restricted notes are in certificated form and you are a beneficial owner who wishes to tender on the registered holder’s behalf, prior to completing and executing the letter of transmittal and delivering the restricted notes, you must either make appropriate arrangements to register ownership of the restricted notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See “The Exchange Offer — Procedures for Tendering Restricted Notes.”

Guaranteed Delivery Procedures	If you wish to tender your restricted notes in the exchange offer but your restricted notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your restricted notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your restricted notes according to the guaranteed delivery procedures set forth in “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of restricted notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal Rights.”

Acceptance of Restricted Notes and Delivery of Exchange Notes	We will accept for exchange any and all restricted notes that are promptly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Restricted Securities.”

Exchange Agent	SunTrust Bank is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer — Exchange Agent.”

Tax Consequences	The exchange of restricted notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Effect on Holders of the Restricted Notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered restricted notes pursuant to the terms thereof, we will have fulfilled some of our obligations under the registration rights agreement, and accordingly, there will be no increase in the annual interest rate on the restricted notes pursuant to the registration rights agreement. Holders of restricted notes who do not tender their restricted notes will continue to be entitled to all of the rights and limitations applicable thereto under the indenture dated as of February 18, 2004 (the “indenture”) between us and SunTrust Bank, as trustee (the “trustee”), relating to the notes, except for any rights under the indenture or the registration rights agreement which by their terms terminate or cease to be effective as a result of our making and accepting for exchange all validly tendered restricted notes pursuant to the exchange offer (including the right to receive additional interest as described above). All restricted notes that remain outstanding will continue to be subject to the restrictions on transfer provided for in the restricted notes and the indenture. To the extent that restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for restricted notes could be adversely affected.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer. We used the approximately $963.8 million of net proceeds from the sale of the restricted notes to repay a portion of our outstanding indebtedness under our $1,100 million senior bridge credit facility. See “Use of Proceeds.”

SUMMARY OF TERMS OF THE NOTES

Issuer	Assurant, Inc.

Notes Offered	$500,000,000 aggregate principal amount at maturity of 5.625% Senior Notes due 2014.

$475,000,000 aggregate principal amount at maturity of 6.750% Senior Notes due 2034.

Maturity	5.625% notes due 2014: February 15, 2014.

6.750% notes due 2034: February 15, 2034.

Interest	5.625% notes due 2014: 5.625% per annum, payable semi-annually on February 15 and August 15, beginning August 15, 2004.

6.750% notes due 2034: 6.750% per annum, payable semi-annually on February 15 and August 15, beginning August 15, 2004.

Interest on the notes will accrue from February 18, 2004.

Ranking	The restricted notes are and the exchange notes will be our senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. Because we are a holding company whose principal assets are the capital stock of our subsidiaries, holders of the restricted notes have and holders of the exchange notes will have a junior position to claims of creditors of our subsidiaries, including policyholders, trade creditors, debt holders, taxing authorities, guarantee holders and preferred stockholders.

Redemption	The notes are not redeemable prior to maturity.

Registration Rights	Under the registration rights agreement we executed concurrently with the offering of the restricted notes we have agreed to:

• use our reasonable best efforts to file a registration statement within 120 days after the issue date of the restricted notes enabling the holders of the notes to exchange the notes for publicly registered notes with identical terms (and this prospectus relates to that exchange offer);

• use our reasonable best efforts to cause the registration statement to become effective within 180 days after the issue date of the restricted notes;

• use our reasonable best efforts to complete the exchange offer within 225 days after the issue date of the restricted notes; and

• file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

If we fail to fulfill our obligations with respect to registration of the restricted notes pursuant to the registration rights agreement (a “registration default”), the annual interest rate on the restricted notes will increase.

Transfer Restrictions	The restricted notes have not been registered under the Securities Act. The restricted notes are subject to certain transfer restrictions and may only be offered or sold pursuant to an exemption from the registration requirements of, or in transactions not covered by, the Securities Act. The exchange notes will be registered under the Securities Act of 1933 and will not be subject to these restrictions.

Trustee	SunTrust Bank

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors	Prospective investors should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the specific risk factors set forth under “Risk Factors,” beginning on page 17, for a discussion of certain risks involved with an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated. Assurant, Inc., a Delaware corporation, was formed solely for the purpose of the redomestication of Fortis, Inc., which was organized as a Nevada corporation and of which 100% of the outstanding common stock was indirectly owned by Fortis N.V. and Fortis SA/NV prior to our initial public offering. On February 4, 2004, we effectuated the merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of redomesticating Fortis, Inc. in Delaware. Assurant, Inc. is domiciled in Delaware and is the successor to the business, operations and obligations of Fortis, Inc.

      The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2003 are derived from the audited consolidated financial statements of Assurant, Inc. and its consolidated subsidiaries included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). These historical results are not necessarily indicative of expected results for any future period. You should read the following summary consolidated financial information together with the other information contained in this prospectus including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,

	2003	2002	2001

	(in thousands, except share amounts and
	per share data)
Summary Consolidated Statement of Operations Data:
Revenues
Net earned premiums and other considerations	$6,156,772	$5,681,596	$5,242,185
Net investment income	607,313	631,828	711,782
Net realized gains (losses) on investments	1,868	(118,372)	(119,016)
Amortization of deferred gain on disposal of businesses	68,277	79,801	68,296
Gain on disposal of businesses	—	10,672	61,688
Fees and other income	291,983	246,675	221,939

Total revenues	7,066,213	6,532,200	6,186,874
Benefits, losses and expenses
Policyholder benefits	3,657,763	3,435,175	3,240,091
Amortization of deferred acquisition costs and value of businesses acquired	909,149	876,185	875,703
Underwriting, general and administrative expenses	1,919,989	1,732,047	1,619,765
Amortization of goodwill	—	—	113,300
Interest expense	1,175	—	14,001
Distributions on preferred securities of subsidiary trusts	112,958	118,396	118,370
Interest premium on redemption of preferred securities of subsidiary trusts	205,822	—	—

Total benefits, losses and expenses	6,806,856	6,161,803	5,981,230
Income before income taxes and cumulative effect of change in accounting principle	259,357	370,397	205,644
Income taxes	73,705	110,657	107,591

Net income before cumulative effect of change in accounting principle	185,652	$259,740	$98,053
Cumulative effect of change in accounting principle	—	(1,260,939)	—

Net income (loss)	$185,652	$(1,001,199)	$98,053

Per Share Data:
Net income (loss) per share	$1.70	$(9.17)	$0.90
Weighted average of basic and diluted shares of common stock outstanding(1)	109,222,276	109,222,276	109,222,276
Pro forma common stock outstanding(2)	142,268,106	—	—
Pro forma net income per share(2)	$1.30	$—	$—
Dividends per share:
Common Stock	$1.66	$0.38	$1.00

	At
	December 31, 2003

		As
	Actual	Adjusted(3)

	(in thousands,
	except share amounts
	and per share data)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents and investments	$11,881,802	$11,558,119
Total assets	23,728,319	23,412,399
Policy liabilities(4)	12,881,796	12,881,796
Debt	1,750,000	971,538
Mandatorily redeemable preferred securities of subsidiary trusts(5)	196,224	—
Mandatorily redeemable preferred stock	24,160	24,160
Total stockholders’ equity	$2,632,103	$3,314,226

Per Share Data:
Total book value per share(6)	$24.10	$23.30

  (1) Reflects only the following events as if such events had occurred at the beginning of the period indicated:

•	the exchange of each share of Class A Common Stock of Fortis, Inc. for 10.75882039 shares of Common Stock of Assurant, Inc. in the merger for the purpose of redomestication; and

•	the automatic conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms simultaneously with the closing of our initial public offering into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc. for all of the outstanding Class B Common Stock and Class C Common Stock based on the public offering price of $22 a share.

(2)	Reflects only the following events as if such events had occurred at the beginning of the period indicated:

•	the exchange of each share of Fortis, Inc. Class A Common Stock for 10.75882039 shares of Common Stock of Assurant, Inc., which totaled 83,380,858 shares and the conversion of the Class B common stock and Class C Common Stock outstanding into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc., resulting in 109,222,276 shares of Common Stock outstanding; and

•	the issuance of 32,976,854 shares of Common Stock to Fortis Insurance N.V. in exchange for a $725.5 million capital contribution and the issuance 68,976 shares to certain officers of Assurant, Inc., resulting in 142,268,106 shares of Common Stock outstanding as of February 5, 2004.

(3)	The as adjusted balance sheet data as of December 31, 2003 reflects the following events as if such events had occurred on December 31, 2003:

•	the issuance of the restricted notes and the use of the proceeds from the issuance to repay a portion of the outstanding indebtedness under the $1,100 million senior bridge credit facility and the subsequent repayment by us of the remaining indebtedness under the senior bridge credit facility using approximately $60.8 million in cash on hand;

•	the issuance by us of 32,976,854 shares of Common Stock of Assurant, Inc. to Fortis Insurance N.V. simultaneously with the closing of our initial public offering in exchange for the $725.5 million capital contribution;

•	the redemption by us of the mandatorily redeemable preferred securities of a subsidiary trust at 100% of the liquidation amount thereof plus (i) accrued interest to the date of redemption and (ii) premium of approximately $67 million, which occurred in January 2004;

•	the consummation of the merger of Fortis, Inc. with and into Assurant, Inc., which occurred on February 4, 2004, including the exchange in the merger of each share of Class A Common Stock of Fortis, Inc. having a par value of $0.10 per share for 10.75882039 shares of Common Stock of Assurant, Inc. having a par value of $0.01 per share;

•	the automatic conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms simultaneously with the closing of our initial public offering into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc. for all of the outstanding Class B Common Stock and Class C Common Stock based on the public offering price of our common stock; and

•	the issuance by us of an aggregate of 68,976 shares of Common Stock of Assurant, Inc. to certain of our officers pursuant to stock grants made on the closing of our initial public offering and to certain of our directors pursuant to stock grants made on February 4, 2004.

See “Capitalization.”

(4)	Policy liabilities include future policy benefits and expenses, unearned premiums and claims and benefits payable.

(5)	The proceeds from the sale of these securities were used by the applicable subsidiary trust to purchase our subordinated debentures, which are eliminated upon consolidation. See “Certain Relationships and Related Transactions.”

(6)	Actual total book value per share based on total stockholders’ equity divided by 109,222,276 shares issued and outstanding, and as adjusted total book value per share based on as adjusted total stockholders’ equity divided by as adjusted 142,268,106 shares issued and outstanding.

RISK FACTORS

      You should carefully consider the following risks, together with the other information contained in this prospectus, before deciding to tender restricted notes in the exchange offer. Any of the events or circumstances described as risks below could result in a significant or material adverse effect on our business, results of operations or financial condition and a corresponding decline in the market price of or our ability to repay the notes.

Risks Related to Our Company

      Our profitability may decline if we are unable to maintain our relationships with significant clients, distributors and other parties important to the success of our business.

      Our relationships and contractual arrangements with significant clients, distributors and other parties with which we do business are important to the success of our business segments. Many of these arrangements are exclusive. For example, in Assurant Solutions, we have exclusive relationships with several mortgage lenders and servicers, retailers, credit card issuers and other financial institutions through which we distribute our products. In Assurant Health, we have exclusive distribution relationships for our individual health insurance products with Insurance Placement Services, Inc. (IPSI), a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company (State Farm), United Services Automobile Association (USAA) and Mutual of Omaha, as well as a relationship with Health Advocates Alliance, the association through which we provide many of our individual health insurance products, through Assurant Health’s agreement dated September 1, 2003 with its administrator, National Administration Company, Inc. An association in the health insurance market is an entity that was formed and maintained in good faith for purposes other than obtaining insurance and does not make health insurance coverage offered through the association available other than in connection with membership in the association. The agreement that provides for our exclusive distribution relationship with IPSI terminates in July 2004, but may be extended if agreed to by both parties. We also maintain contractual relationships with several separate networks of health and dental care providers, each referred to as a PPO, through which we obtain discounts. A PPO is an entity that acts as an intermediary between an insurer and a network of hospitals, physicians, dentists or other providers of health care who have agreed to provide care to insureds subject to contractually established reimbursement rates. In Assurant PreNeed, we have an exclusive distribution relationship with SCI. Many of these arrangements have terms ranging from one to five years. Although we believe we have generally been successful in maintaining our client, distribution and related relationships, if these parties decline to renew or seek to terminate these arrangements, our results of operations and financial condition could be materially adversely affected. In addition, we are subject to the risk that these parties may face financial difficulties, reputational issues or problems with respect to their own products and services, which may lead to decreased sales of our products and services. Moreover, if one or more of our clients or distributors consolidate or align themselves with other companies, we may lose business or suffer decreased revenues. A loss of the discount arrangements with PPOs could also lead to higher medical or dental costs and/or a loss of members to other medical or dental plans.

      For example, Assurant Solutions lost a few clients over the last three years as a result of bankruptcies and termination of contracts either by it or its clients; however, none of the clients lost was significant to its business. At Assurant Health, client turnover increased slightly over the last three years from issues related to the slowing economy, particularly in 2001 through early 2003; however, none of the clients lost was significant to its business. Similar to Assurant Health, Assurant Employee Benefits’ client turnover increased slightly over the last three years from issues related to the slowing economy, particularly in 2001 through early 2003, such as companies going out of business and businesses no longer providing benefits; however, none of the clients lost was significant to its business. Assurant PreNeed terminated several client relationships with three funeral home groups in 2003 because of profitability issues with the business; however, none of the clients terminated was significant to its business.

      Sales of our products and services may be reduced if we are unable to attract and retain sales representatives or develop and maintain distribution sources.

      We distribute our insurance products and services through a variety of distribution channels, including:

•	independent employee benefits specialists;

•	brokers;

•	managing general agents;

•	life agents;

•	financial institutions;

•	funeral directors;

•	association groups; and

•	other third-party marketing organizations.

We do not distribute our insurance products and services through captive or affiliated agents except for a small number of affiliated agents at Assurant Health. Our relationships with these various distributors are significant both for our revenues and profits. In Assurant Health, we depend in large part on the services of independent agents and brokers and on associations, including Health Advocates Alliance, in the marketing of our products. In Assurant Employee Benefits, independent agents and brokers who act as advisors to our customers, market and distribute our products. Independent agents and brokers are typically not exclusively dedicated to us and usually also market products of our competitors. Strong competition exists among insurers to form relationships with agents and brokers of demonstrated ability. We compete with other insurers for sales representatives, agents and brokers primarily on the basis of our financial position, support services, compensation and product features. In addition, by relying on independent agents and brokers to distribute products for us, we face continued competition from our competitors’ products. Moreover, our ability to market our products and services depends on our ability to tailor our channels of distribution to comply with changes in the regulatory environment. Recently, the marketing of health insurance through association groups has come under increased scrutiny. An interruption in, or changes to, our relationships with various third-party distributors or our inability to respond to regulatory changes could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition.

      We have our own sales representatives whose role in the distribution process varies by segment. We depend in large part on our sales representatives to develop and maintain client relationships. Our inability to attract and retain effective sales representatives could materially adversely affect our results of operations and financial condition.

      General economic, financial market and political conditions may adversely affect our results of operations and financial condition.

      Our results of operations and financial condition may be materially adversely affected from time to time by general economic, financial market and political conditions. These conditions include economic cycles such as:

•	insurance industry cycles;

•	levels of employment;

•	levels of consumer lending;

•	levels of inflation; and

•	movements of the financial markets.

      Fluctuations in interest rates, monetary policy, demographics, and legislative and competitive factors also influence our performance. During periods of economic downturn:

•	individuals and businesses may choose not to purchase our insurance products and other related products and services, may terminate existing policies or contracts or permit them to lapse, may choose to reduce the amount of coverage purchased or, in Assurant Employee Benefits and in small group employer health insurance in Assurant Health, may have fewer employees requiring insurance coverage due to rising unemployment levels;

•	new disability insurance claims and claims on other specialized insurance products tend to rise;

•	there is a higher loss ratio on credit card and installment loan insurance due to rising unemployment levels; and

•	insureds tend to increase their utilization of health and dental benefits if they anticipate becoming unemployed or losing benefits.

      In addition, general inflationary pressures may affect the costs of medical and dental care, as well as repair and replacement costs on our real and personal property lines, increasing the costs of paying claims. Inflationary pressures may also affect the costs associated with our pre-funded funeral insurance policies, particularly those that are guaranteed to grow with the Consumer Price Index. Pre-funded funeral insurance, or pre-need, provides benefits to fund the costs incurred in connection with a pre-arranged funeral contract, which is an arrangement between a funeral firm and an individual whereby the funeral firm agrees to perform a selected funeral upon the individual’s death.

      Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may materially reduce our earnings, profitability and capital.

      We maintain reserves to cover our estimated ultimate exposure for claims and claim adjustment expenses with respect to reported and unreported claims incurred but not reported as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles (SAP), do not represent an exact calculation of exposure, but instead represent our best estimates, generally involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of a claim or group of claims will cost based on our assessment of facts and circumstances then known. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, such as:

•	changes in the economic cycle;

•	changes in the social perception of the value of work;

•	emerging medical perceptions regarding physiological or psychological causes of disability;

•	emerging health issues and new methods of treatment or accommodation;

•	inflation;

•	judicial trends;

•	legislative changes; and

•	claims handling procedures.

      Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing claims reserves. During the past three years, we did not experience substantial deviations in actual claims losses from reserve estimates previously established. However, future loss development could require reserves to be increased, which could have a material adverse effect on our earnings in the periods in which such increases are made.

      We may be unable to accurately predict benefits, claims and other costs or to manage such costs through our loss limitation methods, which could have a material adverse effect on our results of operations and financial condition.

      Our profitability depends in large part on accurately predicting benefits, claims and other costs, including medical and dental costs, and predictions regarding the frequency and magnitude of claims on our disability and property coverages. It also depends on our ability to manage future benefit and other costs through product design, underwriting criteria, utilization review or claims management and, in health and dental insurance, negotiation of favorable provider contracts. Utilization review is a review process designed to control and limit medical expenses, which includes, among other things, requiring certification for admission to a health care facility and cost-effective ways of handling patients with catastrophic illnesses. Claims management entails the use of a variety of means to mitigate the extent of losses incurred by insureds and the corresponding benefit cost, which includes efforts to improve the quality of medical care provided to insureds and to assist them with vocational services. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Our ability to predict and manage costs and claims, as well as our business, results of operations and financial condition may be adversely affected by:

•	changes in health and dental care practices;

•	inflation;

•	new technologies;

•	the cost of prescription drugs;

•	clusters of high cost cases;

•	changes in the regulatory environment;

•	economic factors;

•	the occurrence of catastrophes; and

•	numerous other factors affecting the cost of health and dental care and the frequency and severity of claims in all our business segments.

      The judicial and regulatory environments, changes in the composition of the kinds of work available in the economy, market conditions and numerous other factors may also materially adversely affect our ability to manage claim costs. As a result of one or more of these factors or other factors, claims could substantially exceed our expectations, which could have a material adverse effect on our results of operations and financial condition.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues relating to claims and coverage may emerge. These issues could materially adversely affect our results of operations and financial condition by either extending coverage beyond our underwriting intent or by increasing the number or size of claims or both. We may be limited in our ability to respond to such changes, by insurance regulations, existing contract terms, contract filing requirements, market conditions or other factors.

      Our investment portfolio is subject to several risks that may diminish the value of our invested assets and affect our sales and profitability.

      Our investment portfolio may suffer reduced returns or losses that could reduce our profitability.

      Investment returns are an important part of our overall profitability and significant fluctuations in the fixed income market could impair our profitability, financial condition and/or cash flows. Our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. In particular, volatility of claims may force us to liquidate securities prior to maturity, which may cause us to incur capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. For the year ended December 31, 2003, our net investment income was $607 million and our net realized gains on investments were $2 million, which collectively accounted for approximately 9% of our total revenues during such period. For the year ended December 31, 2002, our net investment income was $632 million and our net realized losses on investments were $118 million, which collectively accounted for approximately 8% of our total revenues during such period.

      The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

      Changes in interest rates can negatively affect the performance of some of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, fixed maturity and short-term investments, which comprised $9,005 million, or 82%, of the fair value of our total investments as of December 31, 2003 and $8,720 million, or 87%, as of December 31, 2002.

      The fair market value of the fixed maturity securities in our portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair market value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities, commercial mortgage obligations and bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments. As of December 31, 2003, mortgage-backed and other asset-backed securities represented approximately $1,927 million, or 18%, of the fair value of our total investments.

      Because substantially all of our fixed maturity securities are classified as available for sale, changes in the market value of these securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations affect the value of our investments and could materially adversely affect our results of operations and financial condition.

      We employ asset/ liability matching strategies to reduce the adverse effects of interest rate volatility and to ensure that cash flows are available to pay claims as they become due. Our asset/ liability matching strategies include:

•	asset/liability duration management;

•	structuring our bond and commercial mortgage loan portfolios to limit the effects of prepayments; and

•	consistent monitoring of, and appropriate changes to, the pricing of our products.

      However, these strategies may fail to eliminate or reduce the adverse effects of interest rate volatility, and no assurances can be given that significant fluctuations in the level of interest rates will not have a material adverse effect on our results of operations and financial condition.

      In addition, Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains much of its profits through interest rate spreads. Whole life insurance refers to a form of life insurance that provides guaranteed death benefits and guaranteed cash values to policyholders. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. As of December 31, 2003, approximately 81% of Assurant PreNeed’s in force insurance policy reserves related to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index. In extended periods of declining interest rates or high inflation, there may be compression in the spread between Assurant PreNeed’s death benefit growth rates and its investment earnings. As a result, declining interest rates or high inflation rates may have a material adverse effect on our results of operations and our overall financial condition.

      Assurant Employee Benefits calculates reserves for long-term disability and life waiver of premium claims using net present value calculations based on current interest rates at the time claims are funded and expectations regarding future interest rates. Waiver of premium refers to a provision in a life insurance policy pursuant to which an insured with total disability that lasts for a specified period no longer has to pay premiums for the duration of the disability or for a stated period, during which time the life insurance coverage provides continued coverage. If interest rates decline, reserves for open and/or new claims would need to be calculated using lower discount rates thereby increasing the net present value of those claims and the required reserves. Depending on the magnitude of the decline, this could have a material adverse effect on our results of operations and financial condition. In addition, investment income may be lower than that assumed in setting premium rates.

      Our investment portfolio is subject to credit risk.

      We are subject to credit risk in our investment portfolio, primarily from our investments in corporate bonds and preferred stocks. Defaults by third parties in the payment or performance of their obligations could reduce our investment income and realized investment gains or result in investment losses. Further, the value of any particular fixed maturity security is subject to impairment based on the creditworthiness of a given issuer. As of December 31, 2003, we held $8,729 million of fixed maturity securities, or 80% of the fair value of our total invested assets at such date. Our fixed maturity portfolio also includes below investment grade securities, which comprised 6% of the fair value of our total fixed maturity securities at December 31, 2003 and December 31, 2002. These investments generally provide higher expected returns but present greater risk and can be less liquid than investment grade securities. A significant increase in defaults and impairments on our fixed maturity securities portfolio could materially adversely affect our results of operations and financial condition. Other-than-temporary impairment losses on our available for sale securities totaled $20 million for the year ended December 31, 2003 and $85 million for the year ended December 31, 2002.

      As of December 31, 2003, less than 5% of the fair value of our total investments was invested in common stock; however, we have had higher percentages in the past and may make more such investments in the future. Investments in common stock generally provide higher expected total returns, but present greater risk to preservation of principal than our fixed income investments.

      In addition, while currently we do not utilize derivative instruments to hedge or manage our interest rate or equity risk, we may do so in the future. Derivative instruments generally present greater risk than fixed income investments or equity investments because of their greater sensitivity to market fluctuations. Effective as of August 1, 2003, we utilize derivative instruments in managing Assurant PreNeed’s exposure to inflation risk. While these instruments seek to protect a portion of Assurant PreNeed’s existing business that is tied to the Consumer Price Index, a sharp increase in inflation could have a material adverse effect on our results of operations and financial condition.

      Our commercial mortgage loans and real estate investments subject us to liquidity risk.

      As of December 31, 2003, commercial mortgage loans on real estate investments represented approximately 9% of the fair value of our total investments. These types of investments are relatively illiquid, thus increasing our liquidity risk. In addition, if we require extremely large amounts of cash on short notice, we may have difficulty selling these investments at attractive prices, in a timely manner, or both.

      The risk parameters of our investment portfolio may not target an appropriate level of risk, thereby reducing our profitability and diminishing our ability to compete and grow.

      We seek to earn returns on our investments to enhance our ability to offer competitive rates and prices to our customers. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each of our business segments. However, we may not succeed in targeting an appropriate overall risk level for our investment portfolio. As a result, the return on our investments may be insufficient to meet our profit targets over the long-term, thereby reducing our profitability. If in response we choose to increase our product prices to maintain profitability, we may diminish our ability to compete and grow.

      Environmental liability exposure may result from our commercial mortgage loan portfolio and real estate investments.

      Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments may harm our financial strength and reduce our profitability. Under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of the cleanup. In some states, this kind of lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, under certain circumstances, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us. We also may face this liability after foreclosing on a property securing a mortgage loan held by us after a loan default.

      Catastrophe losses, including man-made catastrophe losses, could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.

      Our insurance operations expose us to claims arising out of catastrophes, particularly in our homeowners, life and other personal business lines. We have experienced, and expect in the future to experience, catastrophe losses that may materially reduce our profitability or have a material adverse effect on our results of operations and financial condition. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, severe winter weather, fires and epidemics, or can be man-made catastrophes, including terrorist attacks or accidents such as airplane crashes. The frequency and severity of catastrophes are inherently unpredictable. Catastrophe losses can vary widely and could significantly exceed our recent historic results. It is possible that both the frequency and severity of man-made catastrophes will increase and that we will not be able to implement exclusions from coverage in our policies or obtain reinsurance for such catastrophes.

      The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most of our catastrophe claims in the past have related to homeowners and other personal lines coverages, which for the year ended December 31, 2003 represented approximately 24% of our net earned premiums and other considerations in our Assurant Solutions segment. In addition, as of December 31, 2003, approximately 34% of the insurance in force in our homeowners and other personal lines related to properties located in California, Florida and Texas. As a result of our creditor-placed homeowners insurance product, which typically provides coverage against an insured’s property being destroyed or damaged by various perils, our concentration in these areas may increase in the future. This is because in our creditor-placed homeowners insurance line, we agree to provide homeowners insurance coverage automatically. If other insurers withdraw coverage in these or other states, this may lead to adverse selection and increased utilization of our creditor-placed homeowners insurance in these areas. Adverse selection refers to the process by which an applicant who believes himself to be uninsurable, or at greater than average risk, seeks to obtain an insurance policy at a standard premium rate.

      Claims resulting from natural or man-made catastrophes could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophes in the future.

      Pre-tax catastrophe losses in excess of $1 million (before the benefits of reinsurance) that we have experienced in recent years are:

•	total losses of approximately $10 million incurred in 2001 in connection with tropical storm Allison;

•	total losses of approximately $12 million incurred in 2002 in connection with Arizona wildfires, Texas floods and Hurricane Lili; and

•	total losses of approximately $30 million incurred in 2003 in connection with various catastrophes caused by windstorms, hailstorms, tornadoes, Hurricane Isabel and wildfires in southern California.

      No liquidation in investments was required in connection with these catastrophes as the claims were paid from current cash flow, cash on hand or short-term investments.

      In addition, our group life and health insurance operations could be materially impacted by catastrophes such as terrorist attacks or by an epidemic that causes a widespread increase in mortality, morbidity or disability rates or that causes an increase in the need for medical care. The mortality rate refers to the relationship of the frequency of deaths of individual members of a group to the entire group membership over a specified period of time. The morbidity rate refers to the relationship of the incidence of disease or disability contracted by individual members of a group to the entire group membership over a specified period of time. For example, the influenza epidemic of 1918 caused several million deaths. Losses due to catastrophes would not generally be covered by reinsurance and could have a material adverse effect on our results of operations and financial condition. In addition, in Assurant PreNeed the average age of policyholders is in excess of 70 years. This group is more susceptible to epidemics than the overall population, and an epidemic resulting in a higher incidence of mortality could have a material adverse effect on our results of operations and financial condition.

      Our ability to manage these risks depends in part on our successful utilization of catastrophic property and life reinsurance to limit the size of property and life losses from a single event or multiple events, and life and disability reinsurance to limit the size of life or disability insurance exposure on an individual insured life. It also depends in part on state regulation that may prohibit us from excluding such risks or from withdrawing from or increasing premium rates in catastrophe-prone areas. As discussed further below, catastrophe reinsurance for our group insurance lines is not currently widely available. This means that the occurrence of a significant catastrophe could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.

      Reinsurance may not be available or adequate to protect us against losses, and we are subject to the credit risk of reinsurers.

      As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. For example, subsequent to the terrorist assaults of September 11, 2001, reinsurance for man-made catastrophes became generally unavailable due to capacity constraints and, to the limited extent available, much more expensive. The high cost of reinsurance or lack of affordable coverage could adversely affect our results. If we fail to obtain sufficient reinsurance, it could adversely affect our ability to write future business.

      As part of our business, we have reinsured certain life, property and casualty and health risks to reinsurers. Although the reinsurer is liable to us to the extent of the ceded reinsurance, we remain liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate our obligation to pay claims. We are subject to credit risk with respect to our ability to recover amounts due from reinsurers. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. A reinsurer’s insolvency, underwriting results or investment returns may affect its ability to fulfill reinsurance obligations.

      Our reinsurance facilities are generally subject to annual renewal. We may not be able to maintain our current reinsurance facilities and, even where highly desirable or necessary, we may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we may have to reduce the level of our underwriting commitments. Either of these potential developments could materially adversely affect our results of operations and financial condition.

      We have sold businesses through reinsurance that could again become our direct financial and administrative responsibility if the purchasing companies were to become insolvent.

      We have sold businesses through reinsurance ceded to third parties, such as our 2001 sale of the insurance operations of our Fortis Financial Group (FFG) division to The Hartford Financial Services Group Inc. (The Hartford). The assets backing the liabilities on these businesses are held in a trust, and the separate accounts relating to the FFG business are still reflected on our balance sheet. Such separate accounts represent assets allocated under certain policies and contracts that are segregated from the general account and other separate accounts. The policyholder or contractholder bears the risk of investments held in a separate account. However, we would be responsible for administering this business in the event of a default by the reinsurer. We do not have the administrative systems and capabilities to process this business today. Accordingly, we would need to obtain those capabilities in the event of an insolvency of one or more of the reinsurers of these businesses. We might be forced to obtain such capabilities on unfavorable terms, with a resulting material adverse effect on our results of operations and financial condition. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, we will be obligated to make these payments.

      We are exposed to the credit risk of our agents in Assurant PreNeed and our clients in Assurant Solutions.

      We advance agents’ commissions as part of our pre-funded funeral insurance product offerings. These advances are a percentage of the total face amount of coverage as opposed to a percentage of the first-year premium paid, the formula that is more common in other life insurance markets. There is a one-year payback provision against the agency if death or lapse occurs within the first policy year. There is a very large producer within Assurant PreNeed and if it were unable to fulfill its payback obligations, it could have an adverse effect on our results of operations and financial condition. However, we have not had any loss experience with this very large producer to date. In addition, we are subject to the credit risk of the parties with which we contract in Assurant Solutions. If these parties fail to remit payments owed to us or pass on payments they collect on our behalf, it could have an adverse effect on our results of operations. For example, a client with whom we do business has declared bankruptcy. In the event that this client does not honor its claims obligation, we would be liable for making payment, which we estimate to be approximately $37 million, net of offsetting collateral, as of December 31, 2003. We would also be responsible for administering such claims. Probable and estimable loss contingencies associated with this risk have been accrued.

      A further decline in the manufactured housing market may adversely affect our results of operations and financial condition.

      The manufactured housing industry has experienced a significant decline in both shipments and retail sales in the last five years. Manufactured housing shipments have decreased from approximately 370,000 in 1998 to 130,000 in 2003, representing a 65% decline. Repossessions are at an all time high, resale values have been significantly reduced and several lenders, dealers, manufacturers and vertically integrated manufactured housing companies have either ceased operations or gone bankrupt. This downturn in the industry is the result of several factors, including excess production, aggressive sales practices, reduced underwriting standards and poor lending practices. As a result of this downturn, the industry has experienced consolidation, with the leaders purchasing the weaker competitors. If these downward trends continue, our results of operations and financial condition may be adversely affected.

      The financial strength of our insurance company subsidiaries is rated by A.M. Best, Moody’s, S&P and Fitch and a decline in these ratings could affect our standing in the insurance industry and cause our sales and earnings to decrease.

      Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. All of our domestic operating insurance subsidiaries are rated by A.M. Best, six of our domestic operating insurance subsidiaries are rated by Moody’s and seven of our domestic operating insurance subsidiaries are rated by S&P and Fitch. The ratings reflect A.M. Best’s, Moody’s, S&P’s and Fitch’s opinions of our subsidiaries’ financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. The ratings are not evaluations directed to investors and are not recommendations to buy, sell or hold our securities. These ratings are subject to periodic review by A.M. Best, Moody’s, S&P and Fitch, and we cannot assure you that we will be able to retain these ratings.

      Most of our domestic operating insurance subsidiaries have A.M. Best financial strength ratings of A (“Excellent”), which is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”). Our other domestic operating insurance subsidiaries have A.M. Best financial strength ratings of A- (“Excellent”), which is the second highest of ten ratings categories and the lowest within the category based on modifiers.

      The Moody’s financial strength rating is A2 (“Good”) for one of our domestic operating insurance subsidiaries, which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A1, A2 and A3 are “Good”), and A3 (“Good”) for five of our domestic operating insurance subsidiaries, which is the third highest of nine ratings categories and the lowest within the category based on modifiers.

      The S&P financial strength rating is A (“Strong”) for five of our domestic operating insurance subsidiaries, which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A+, A and A- are “Strong”), and A- (“Strong”) for two of our domestic operating insurance subsidiaries, which is the third highest of nine ratings categories and the lowest within the category based on modifiers.

      The Fitch financial strength rating for the seven rated domestic insurance companies is A (“Strong”) which is the third highest of twelve ratings categories and mid-range within the category based on modifiers (i.e., A+, A and A- are “Strong”).

      Rating agencies review their ratings periodically and our current ratings may not be maintained in the future. If our ratings are reduced from their current levels by A.M. Best, Moody’s, S&P or Fitch, or placed under surveillance or review with possible negative implications, our competitive position in the respective insurance industry segments could suffer and it could be more difficult for us to market our products. Rating agencies may take action to lower our ratings in the future due to, among other things:

•	the competitive environment in the insurance industry, which may adversely affect our revenues;

•	the inherent uncertainty in determining reserves for future claims, which may cause us to increase our reserves for claims;

•	the outcome of pending litigation and regulatory investigations, which may adversely affect our financial position and reputation; and

•	possible changes in the methodology or criteria applied by the rating agencies.

      As customers and their advisors place importance on our financial strength ratings, we may lose customers and compete less successfully if we are downgraded. In addition, ratings impact our ability to attract investment capital on favorable terms. If our financial strength ratings are reduced from their current levels by A.M. Best, Moody’s, S&P or Fitch, our cost of borrowing would likely increase, our sales and earnings could decrease and our results of operations and financial condition could be materially adversely affected.

      Contracts representing approximately 18% of Assurant Solutions’ net earned premiums and fee income for the year ended December 31, 2003 contain provisions requiring the applicable subsidiaries to maintain minimum A.M. Best financial strength ratings ranging from “A” or better to “B” or better, depending on the contract. Our clients may terminate these contracts if the subsidiaries’ ratings fall below these minimum acceptable levels. Under our ten-year marketing agreement with SCI, American Memorial Life Insurance Company (AMLIC), one of our subsidiaries in the Assurant PreNeed segment, is required to maintain an A.M. Best financial strength rating of “B” or better throughout the term of the agreement. If AMLIC fails to maintain this rating for a period of 180 days, SCI may terminate the agreement. In our Assurant Health and

Assurant Employee Benefits segments, we do not have any material contracts that permit termination in the case of a ratings downgrade.

      Since January 1, 2000, none of the A.M. Best ratings for our domestic operating insurance subsidiaries has been downgraded. On September 25, 2003, the Moody’s financial strength rating for Fortis Benefits Insurance Company, one of our domestic operating insurance subsidiaries, was downgraded from A1 (“Good”) to A2 (“Good”) and the financial strength rating for John Alden Life Insurance Company, another domestic operating insurance subsidiary, was downgraded from A2 (“Good”) to A3 (“Good”) in contemplation of the fact that we would no longer be wholly owned by Fortis after our initial public offering. In addition, on May 2, 2003, Moody’s downgraded the insurance financial strength rating of Fortis Benefits Insurance Company from Aa3 (“Excellent”) to A1 (“Good”) corresponding to the downgrading of Fortis. These recent downgrades did not have a quantifiable impact on the business of these subsidiaries primarily because our operating insurance companies rely solely on the ratings of A.M. Best for the marketing and sale of their products. S&P re-instituted its rating of our domestic operating insurance subsidiaries as of December 8, 2003 and as of such date rates seven of our domestic operating insurance subsidiaries.

      The failure to effectively maintain and modernize our information systems could adversely affect our business.

      Our business is dependent upon our ability to keep up to date with technological advances. This is particularly important in Assurant Solutions, where our systems, including our ability to keep our systems fully integrated with those of our clients, are critical to the operation of our business. Our failure to update our systems to reflect technological advancements or to protect our systems may adversely affect our relationships and ability to do business with our clients.

      During the year ended December 31, 2003, we spent approximately $90 million in Assurant Solutions, $55 million in Assurant Health, $43 million in Assurant Employee Benefits and $4 million in Assurant PreNeed to maintain, upgrade and consolidate our information systems. In 2004, we plan to spend for these purposes approximately $124 million in Assurant Solutions, $73 million in Assurant Health, $53 million in Assurant Employee Benefits and $5 million in Assurant PreNeed.

      In addition, our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We must commit significant resources to maintain and enhance our existing information systems and develop new information systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences. As a result of our acquisition activities, we have acquired additional information systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our results of operations and financial condition. If we do not maintain adequate systems we could experience adverse consequences, including:

•	inadequate information on which to base pricing, underwriting and reserving decisions;

•	the loss of existing customers;

•	difficulty in attracting new customers;

•	customer, provider and agent disputes;

•	regulatory problems, such as failure to meet prompt payment obligations;

•	litigation exposure; or

•	increases in administrative expenses.

      Our management information, internal control and financial reporting systems may need further enhancements and development to satisfy the financial and other reporting requirements of being a public company.

      Failure to protect our clients’ confidential information and privacy could result in the loss of customers, reduction to our profitability and/ or subject us to fines and penalties.

      A number of our businesses are subject to privacy regulations and to confidentiality obligations. For example, the collection and use of patient data in our Assurant Health segment is the subject of national and state legislation, including the Health Insurance Portability and Accountability Act of 1996 (HIPAA), and certain of the activities conducted by our Assurant Solutions segment are subject to the privacy regulations of the Gramm-Leach-Bliley Act. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information. The actions we take to protect such confidential information vary by business segment and may include among other things:

•	training and educating our employees regarding our obligations relating to confidential information;

•	actively monitoring our record retention plans and any changes in state or federal privacy and compliance requirements;

•	drafting appropriate contractual provisions into any contract that raises proprietary and confidentiality issues;

•	maintaining secure storage facilities for tangible records; and

•	limiting access to electronic information and maintaining a “clean desk policy” aimed at safeguarding certain current information.

      In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information we could experience adverse consequences, including regulatory problems, loss of reputation and client litigation.

      See “Risks Related to Our Industry—Cost of compliance with privacy laws could adversely affect our business and results of operations.”

      We may not find suitable acquisition candidates or new insurance ventures and even if we do, we may not successfully integrate any such acquired companies or successfully invest in such ventures.

      From time to time, we evaluate possible acquisition transactions and the start-up of complementary businesses, and at any given time, we may be engaged in discussions with respect to possible acquisitions and new ventures. While our business model is not dependent upon acquisitions or new insurance ventures, the time frame for achieving or further improving upon our desired market positions can be significantly shortened through opportune acquisitions or new insurance ventures. Historically, acquisitions and new insurance ventures have played a significant role in achieving desired market positions in some, but not all, of our businesses. We cannot assure you that we will be able to identify suitable acquisition transactions or insurance ventures, that such transactions will be financed and completed on acceptable terms or that our future acquisitions or ventures will be successful. The process of integrating any companies we do acquire or investing in new ventures could have a material adverse effect on our results of operations and financial condition.

      In addition, implementation of an acquisition strategy entails a number of risks, including among other things:

•	inaccurate assessment of undisclosed liabilities;

•	difficulties in realizing projected efficiencies, synergies and cost savings;

•	failure to achieve anticipated revenues, earnings or cash flow; and

•	increase in our indebtedness and a limitation in our ability to access additional capital when needed.

      Our failure to adequately address these acquisition risks could materially adversely affect our results of operations and financial condition. Although we believe that most of our acquisitions have been successful and have not had a material adverse impact on our financial condition, we did recognize a goodwill impairment of $1,261 million in 2002 related to an earlier acquisition.

      The inability of our subsidiaries to pay dividends to us in sufficient amounts could harm our ability to meet our obligations, including our obligations to make payments on the notes.

      As a holding company whose principal assets are the capital stock of our subsidiaries, we rely primarily on dividends and other statutorily permissible payments from our subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations, including the notes offered pursuant to this prospectus, dividends to stockholders and corporate expenses. The ability of our subsidiaries to pay dividends and to make such other payments in the future will depend on their statutory surplus, future statutory earnings and regulatory restrictions. Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of the subsidiaries’ creditors, including policyholders, have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors and stockholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a stockholder, would be entitled to receive any distribution from the subsidiary.

      The payment of dividends to us by any of our operating subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiary’s domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which our subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In the remaining states in which our subsidiaries are domiciled the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. In addition, as part of the regulatory approval process for the acquisition of American Bankers Insurance Group (ABIG) in 1999, we entered into an agreement with the Florida Insurance Department pursuant to which, until August of 2004, two of our subsidiaries have agreed to limit the amount of ordinary dividends they would pay to us to an amount no greater than 50% of the amount otherwise permitted under Florida law. Likewise, one of our subsidiaries, First Fortis Life Insurance Company (which entity’s name will be changed subsequent to our initial public offering), entered into an agreement with the New York Insurance Department as part of the regulatory approval process for the merger of Bankers American Life Assurance Company into First Fortis Life Insurance Company in 2001 pursuant to which it has agreed not to pay any ordinary dividends to us until fiscal year 2004. See “Regulation—United States—State Regulation—Insurance Regulation Concerning Dividends.” If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance subsidiaries to us (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. No assurance can be given that there will not be further regulatory actions restricting the ability of our insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that our subsidiaries could pay to us in 2004 without regulatory approval was approximately $302 million, of which approximately $5.5 million was paid as of April 1, 2004. We expect that as a result of, among other things, statutory accounting for our sold businesses, the maximum amount of dividends our subsidiaries will be able to pay to us will be significantly lower in 2004. If the ability of insurance subsidiaries to pay dividends or make other payments to us is materially restricted by regulatory requirements, it could adversely affect our ability to service our debt, including the notes, and pay our other corporate expenses.

      Our $500 million senior revolving credit facility dated as of January 30, 2004 and our Series B and Series C Preferred Stock also contain limitations on our ability to pay dividends.

Risks Related to Our Industry

      We face significant competitive pressures in our businesses, which may reduce premium rates and prevent us from pricing our products at rates that will allow us to be profitable.

      In each of our lines of business, we compete with other insurance companies or service providers, depending on the line and product, although we have no single competitor who competes against us in all of the business lines in which we operate. Assurant Solutions has numerous competitors in its product lines, but we believe no other company participates in all of the same lines or offers comprehensive capabilities. Competitors include insurance companies and financial institutions. In Assurant Health, we believe the market is characterized by many competitors, and our main competitors include health insurance companies and the Blue Cross/ Blue Shield plans in the states in which we write business. In Assurant Employee Benefits, commercial competitors include benefits and life insurance companies as well as not-for-profit Delta Dental plans. In Assurant PreNeed, our main competitors are two pre-need life insurance companies with nationwide representation, Forethought Financial Services and Homesteaders Life Company, and several small regional insurers. While we are among the largest competitors in terms of market share in many of our business lines, in some cases there are one or more major market players in a particular line of business.

      Competition in our businesses is based on many factors, including quality of service, product features, price, scope of distribution, scale, financial strength ratings and name recognition. We compete, and will continue to compete, for customers and distributors with many insurance companies and other financial services companies. We compete not only for business and individual customers, employer and other group customers, but also for agents and distribution relationships. Some of our competitors may offer a broader array of products than our specific subsidiaries with which they compete in particular markets, may have a greater diversity of distribution resources, may have better brand recognition, may from time to time have more competitive pricing, may have lower cost structures or, with respect to insurers, may have higher financial strength or claims paying ratings. Some may also have greater financial resources with which to compete. As a result of judicial developments and changes enacted by the Office of the Comptroller of the Currency, financial institutions are now able to offer a substitute product similar to credit insurance as part of their basic loan agreement with customers without being subject to insurance regulations. Credit insurance is insurance issued to cover the life, unemployment or disability of a debtor or borrower for an outstanding loan. Also, as a result of the Gramm-Leach-Bliley Act, which was enacted in November 1999, financial institutions are now able to affiliate with other insurance companies to offer services similar to our own. This has resulted in new competitors with significant financial resources entering some of our markets. Moreover, some of our competitors may have a lower target for returns on capital allocated to their business than we do, which may lead them to price their products and services lower than we do. In addition, from time to time, companies enter and exit the markets in which we operate, thereby increasing competition at times when there are new entrants. For example, several large insurance companies have recently entered the market for individual health insurance products. We may lose business to competitors offering competitive products at lower prices, or for other reasons, which could materially adversely affect our results of operations and financial condition.

      In certain markets, we compete with organizations that have a substantial market share. In addition, with regard to Assurant Health, organizations with sizable market share or provider-owned plans may be able to obtain favorable financial arrangements from health care providers that are not available to us. Without our own similar arrangements, we may not be able to compete effectively in such markets.

      New competition could also cause the supply of insurance to change, which could affect our ability to price our products at attractive rates and thereby adversely affect our underwriting results. Although there are some impediments facing potential competitors who wish to enter the markets we serve, the entry of new competitors into our markets can occur, affording our customers significant flexibility in moving to other insurance providers.

      The insurance industry is cyclical, which may impact our results.

      The insurance industry is cyclical. Although no two cycles are the same, insurance industry cycles have typically lasted for periods ranging from two to six years. The segments of the insurance markets in which we operate tend not to be correlated to each other, with each segment having its own cyclicality. Periods of intense price competition due to excessive underwriting capacity, periods when shortages of underwriting capacity permit more favorable rate levels, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these markets. Historically, insurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the insurer, including competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. This may cause a decline in revenue at times in the cycle if we choose not to reduce our product prices in order to maintain our market position, because of the adverse effect on profitability of such a price reduction. We can be expected therefore to experience the effects of such cyclicality and changes in customer expectations of appropriate premium levels, the frequency or severity of claims or other loss events or other factors affecting the insurance industry that generally could have a material adverse effect on our results of operations and financial condition.

      The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

      The nature of the market for the insurance and related products and services we provide is that we interface with and distribute our products and services ultimately to individual consumers. There may be a perception that these purchasers may be unsophisticated and in need of consumer protection. Accordingly, from time to time, consumer advocate groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We may also be negatively impacted if another company in one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

      Our business is subject to risks related to litigation and regulatory actions.

      In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in actions arising out of, and are involved in various regulatory investigations and examinations relating to, our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

•	disputes over coverage or claims adjudication;

•	disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;

•	disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;

•	disputes concerning past premiums charged by companies acquired by us for coverage that may have been based on factors such as race;

•	disputes relating to customers regarding the ratio of premiums to benefits in our various business segments;

•	disputes alleging packaging of credit insurance products with other products provided by financial institutions;

•	disputes relating to certain excess of loss programs in the London market;

•	disputes with taxing authorities regarding our tax liabilities; and

•	disputes relating to certain businesses acquired or disposed of by us.

      In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims.

Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction. See “Business—Legal Proceedings.”

      We are subject to extensive governmental regulation, which increases our costs and could restrict the conduct of our business.

      Our operating subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they do business. Such regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and other investors. To that end, the laws of the various states establish insurance departments with broad powers with respect to such things as:

•	licensing companies to transact business;

•	authorizing lines of business;

•	mandating capital and surplus requirements;

•	regulating underwriting limitations;

•	imposing dividend limitations;

•	regulating changes in control;

•	licensing agents and distributors of insurance products;

•	placing limitations on the minimum and maximum size of life insurance contracts;

•	restricting companies’ ability to enter and exit markets;

•	admitting statutory assets;

•	mandating certain insurance benefits;

•	restricting companies’ ability to terminate or cancel coverage;

•	requiring companies to provide certain types of coverage;

•	regulating premium rates, including the ability to increase premium rates;

•	approving policy forms;

•	regulating trade and claims practices;

•	imposing privacy requirements;

•	establishing reserve requirements and solvency standards;

•	restricting certain transactions between affiliates;

•	regulating the content of disclosures to debtors in the credit insurance area;

•	regulating the type, amounts and valuation of investments;

•	mandating assessments or other surcharges for guaranty funds;

•	regulating market conduct and sales practices of insurers and agents; and

•	restricting contact with consumers, such as the recently created national “do not call” list, and imposing consumer protection measures.

      Assurant Health is also required by some jurisdictions to provide coverage to persons who would not otherwise be considered eligible by insurers. Each of these jurisdictions dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. Our share of these involuntary risks is mandatory and generally a function of our respective share of the voluntary market by line of insurance in each jurisdiction. Assurant Health is exposed to some risk of losses in connection with mandated participation in such schemes in those jurisdictions in which they are still effective. In addition, HIPAA imposed insurance reform provisions as well as requirements relating to the privacy of individuals. HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small groups (generally 50 or fewer employees) and limits exclusions based on pre-existing conditions. Most of the insurance reform provisions of HIPAA became effective for plan years beginning July 1, 1997. See also “Risks Related to Our Industry—Costs of compliance with privacy laws could adversely affect our business and results of operations.”

      If regulatory requirements impede our ability to raise premium rates, utilize new policy forms or terminate, deny or cancel coverage in any of our businesses, our results of operations and financial condition could be materially adversely affected. The capacity for an insurance company’s growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny and enforcement, action by regulatory authorities or a downgrade by rating agencies.

      We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. That type of action could materially adversely affect our results of operations and financial condition. See “Regulation.”

      Changes in regulation may reduce our profitability and limit our growth.

      Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future. For example, some states have imposed new time limits for the payment of uncontested covered claims and require health care and dental service plans to pay interest on uncontested claims not paid promptly within the required time period. Some states have also granted their insurance regulatory agencies additional authority to impose monetary penalties and other sanctions on health and dental plans engaging in certain “unfair payment practices.” If we were to be unable for any reason to comply with these requirements, it could result in substantial costs to us and may materially adversely affect our results of operations and financial condition.

      Legislative or regulatory changes that could significantly harm us and our subsidiaries include, but are not limited to:

•	legislation that holds insurance companies or managed care companies liable for adverse consequences of medical or dental decisions;

•	limitations on premium levels or the ability to raise premiums on existing policies;

•	increases in minimum capital, reserves and other financial viability requirements;

•	impositions of fines, taxes or other penalties for improper licensing, the failure to “promptly” pay claims, however defined, or other regulatory violations;

•	increased licensing requirements;

•	prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

•	imposition of more stringent standards of review of our coverage determinations;

•	new benefit mandates;

•	increased regulation relating to the use of associations and trusts in the sale of individual health insurance;

•	limitations on our ability to build appropriate provider networks and, as a result, manage health care and utilization due to “any willing provider” legislation, which requires us to take any provider willing to accept our reimbursement;

•	limitations on the ability to manage health care and utilization due to direct access laws that allow insureds to seek services directly from specialty medical providers without referral by a primary care provider; and

•	restriction of solicitation of pre-funded funeral insurance consumers by funeral board laws.

      State legislatures regularly enact laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding companies. Further, state insurance regulators regularly reinterpret existing laws and regulations and the National Association of Insurance Commissioners (NAIC) regularly undertakes regulatory projects, all of which can affect our operations. In recent years, the state insurance regulatory framework has come under increased federal scrutiny and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

      Although the U.S. federal government does not directly regulate the insurance business, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, could significantly harm the insurance industry and us. Federal legislation and administrative policies in areas such as employee benefit plan regulation, financial services regulation and federal taxation can reduce our profitability. In addition, state legislatures and the U.S. Congress continue to focus on health care issues. The U.S. Congress is considering Patients’ Bill of Rights legislation, which, if adopted, would permit health plans to be sued in state court for coverage determinations and could fundamentally alter the treatment of coverage decisions under Employee Retirement Income Security Act of 1974, as amended (ERISA). There recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. For example, the U.S. Congress has, from time to time, considered legislation relating to changes in ERISA to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits, which, if adopted, could increase our liability for damages in future litigation. Additionally, new interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies and increase our claims exposure on policies we issued previously.

      A number of legislative proposals have been made at the federal level over the past several years that could impose added burdens on Assurant Health. These proposals would, among other things, mandate benefits with respect to certain diseases or medical procedures, require plans to offer an independent external review of certain coverage decisions and establish a national health insurance program. Any of these proposals, if implemented, could adversely affect our results of operations or financial condition. Federal changes in Medicare and Medicaid that reduce provider reimbursements could have negative implications for the private sector due to cost shifting. When the government reduces reimbursement rates for Medicare and Medicaid, providers often try to recover shortfalls by raising the prices charged to privately insured customers. State small employer group and individual health insurance market reforms to increase access and affordability could also reduce profitability by precluding us from appropriately pricing for risk in our individual and small employer group health insurance policies.

      In addition, the U.S. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal incorporation, similar to banks. Bills have been introduced in the U.S. Congress from time to time that would provide for a federal scheme of chartering insurance companies or an optional federal charter for insurance companies. Meanwhile, the federal government has granted charters in years past to insurance-like organizations that are not subject to state insurance regulations, such as risk retention groups. See “Regulation—United States—Federal Regulation—Legislative Developments.” Thus, it is hard to predict the likelihood of a federal chartering scheme and its impact on the industry or on us.

      We cannot predict with certainty the effect any proposed or future legislation, regulations or NAIC initiatives may have on the conduct of our business. In addition, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in materially higher costs than current requirements. See “Regulation.”

      Costs of compliance with privacy laws could adversely affect our business and results of operations.

      The privacy of individuals has been the subject of recent state and federal legislation. State privacy laws, particularly those with “opt-in” clauses, can affect the pre-funded funeral insurance business. These laws make it harder to share information for marketing purposes, such as generating new sales leads. Similarly, the recently created “do not call” list would restrict our ability to contact customers and, in Assurant Solutions, has lowered our expectations for growth in our direct-marketed consumer credit insurance products in the United States.

      HIPAA and the implementing regulations that have thus far been adopted impose new obligations for issuers of health and dental insurance coverage and health and dental benefit plan sponsors. HIPAA also establishes new requirements for maintaining the confidentiality and security of individually identifiable health information and new standards for electronic health care transactions. The Department of Health and Human Services promulgated final HIPAA regulations in 2002. The privacy regulations required compliance by April 2003, the electronic transactions regulations by October 2003 and the security regulations by April 2005. As have other entities in the health care industry, we have incurred substantial costs in meeting the requirements of these HIPAA regulations and expect to continue to incur costs to achieve and to maintain compliance. We have been working diligently to comply with these regulations in the time periods required. However, there can be no assurances that we will achieve such compliance with all of the required transactions or that other entities with which we interact will take appropriate action to meet the compliance deadlines. Moreover, as a consequence of these new standards for electronic transactions, we may see an increase in the number of health care transactions that are submitted to us in paper format, which could increase our costs to process medical claims.

      HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. Failure to comply could result in regulatory fines and civil lawsuits. Knowing and intentional violations of these rules may also result in federal criminal penalties.

      In addition, the Gramm-Leach-Bliley Act requires that we deliver a notice regarding our privacy policy both at the delivery of the insurance policy and annually thereafter. Certain exceptions are allowed for sharing of information under joint marketing agreements. However, certain state laws may require individuals to opt in to information sharing instead of being immediately included. This could significantly increase costs of doing business. Additionally, when final U.S. Treasury Department regulations are promulgated in connection with the USA PATRIOT Act, we will likely have to expend additional resources to tailor our existing anti-fraud efforts to the new rules.

Risks Related to Our Relationship with and Separation from Fortis

      Fortis will continue to have representation on our board of directors and influence our affairs for as long as it remains a significant stockholder.

      As of April 15, 2004, Fortis, through Fortis Insurance N.V., its wholly owned subsidiary, owned approximately 35% of our outstanding common stock. For as long as Fortis continues to own shares of common stock representing more than one-third of the voting power of our outstanding capital stock entitled to vote on the matter, it will be able to veto corporate actions requiring a two-thirds vote of our stockholders. Fortis may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

      Concurrently with the consummation of our initial public offering, we entered into a shareholders’ agreement with Fortis pursuant to which Fortis has the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees (out of a maximum of 12 directors); and (ii) so long as Fortis owns less than 10% but at least 5% of our outstanding common stock, one designee. Currently, Fortis has two designees on our board of directors.

      In addition, although Fortis has advised us that it intends to divest all of its shares of our common stock over a period of time, Fortis is under no obligation to do so. Subject to the terms of a lock-up agreement described below Fortis has the sole discretion to determine the timing of any such divestiture. See “Certain Relationships and Related Transactions” for additional information on lock-up agreements and related party transactions between our Company and Fortis.

      In addition, for so long as Fortis continues to own less than 50% but at least 10% of our outstanding common stock, the following will also apply:

•	Our board of directors shall consist of no more than 12 directors (including at least seven independent directors);

•	Fortis will have the right to nominate two designees to our board of directors (out of a maximum of 12 directors), and the shareholders’ agreement and our by-laws provide that, subject to limited exceptions, our board of directors will nominate those designees; and

•	Pursuant to the shareholders’ agreement, the following significant corporate actions may only be taken with the approval of Fortis Insurance, as shareholder:

•	any recapitalization, reclassification, spin-off or combination of any of our securities or any of those of our principal subsidiaries;

                or

•	any liquidation, dissolution, winding up or commencement of voluntary bankruptcy, insolvency, liquidation or similar proceedings with respect to us or any of our subsidiaries.

      Because Fortis continues to have a significant ownership interest in our company, conflicts of interest between Fortis and us could be resolved in a manner unfavorable to us.

      Various conflicts of interest between Fortis and us could arise which may be resolved in a manner that is unfavorable to us, including, but not limited to, the following areas:

      Stock Ownership. So long as Fortis owns shares of common stock representing more than one-third of the voting power of our outstanding capital stock entitled to vote on the matter, Fortis will be able to veto mergers and the sale of all or substantially all of our consolidated assets. With certain limited exceptions, Fortis, exercising its rights as a stockholder, can veto a merger or sale without regard to the interests of the other stockholders. In addition, the shareholders’ agreement will also provide that for as long as Fortis owns at least 10% of our outstanding common stock, the following actions may only be taken with the approval of Fortis Insurance N.V., as stockholder:

•	any recapitalization, reclassification or combination of any of our securities or any of those of our principal subsidiaries (other than certain activities between wholly owned subsidiaries); and

•	any liquidation, dissolution, winding up or commencement of voluntary bankruptcy or insolvency proceedings with respect to us or our principal subsidiaries.

      For more information regarding the shareholders’ agreement, see “Certain Relationships and Related Transactions— Shareholders’ Agreement.”

      Cross-Directorships. Michel Baise and Gilbert Mittler are directors of our Company who are also currently directors and/or officers of Fortis. Service as both a director of our Company and as a director or officer of Fortis or ownership interests of directors or officers of our Company in the stock of Fortis could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the two companies. Our directors who are also directors or officers of Fortis will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. For example, these decisions could relate to:

•	disagreement over the desirability of a potential acquisition or disposition opportunity; or

•	corporate finance decisions.

      Allocation of Business Opportunities. Although we do not expect Fortis to compete with us in the near term, there may be business opportunities that are suitable for both Fortis and us. Fortis designees may direct such opportunities to Fortis and we may have no recourse against the Fortis designees or Fortis. We have no formal mechanisms for allocating business opportunities.

      The loss of the Fortis name in Assurant Health, Assurant Employee Benefits and Assurant PreNeed may affect our profitability.

      In connection with our separation from Fortis, we have changed our name and the names of our business units to Assurant, Inc. and other Assurant names and have launched a re-branding initiative pursuant to which we will change our brand name and most of the trademarks and trade names under which we conduct our business. The transition to our new name in each of our business segments and subsidiaries will occur rapidly in the case of some products and business segments and over specified periods in the case of other products and business segments. Under the terms of a license from Fortis, we have only a limited amount of time to continue to use the Fortis name. Assurant Health, Assurant Employee Benefits and Assurant PreNeed have expended substantial resources to establish the Fortis name and reputation in the health, employee benefits and pre-funded funeral insurance marketplace, particularly among brokers and consultants acting as advisors in the health and benefits market and with funeral directors in the pre-funded funeral market. The impact of the change in trademarks and trade names and other changes (including, without limitation, the name change) on our business and operations cannot be fully predicted, and the lack of an established brand image for the Assurant name in the health, benefits and pre-funded funeral insurance marketplace may cause a disruption in sales and persistency and thus affect profitability. Any such disruption could also cause rating agencies to lower our financial strength and other ratings in the future. In addition, the costs of effecting the name change and branding initiative will be substantial and are currently estimated to be approximately $10 million. In certain states we may be required to notify policyholders of our name change and in certain instances new certificates may need to be issued. This might result in increased lapses of our insurance policies.

      Because Fortis operates U.S. branch offices, we are subject to regulation and oversight by the Federal Reserve Board under the U.S. Bank Holding Company Act (BHCA).

      Fortis Bank SA/ NV (Fortis Bank), which is a subsidiary of Fortis, obtained approval in 2002 from state banking authorities and the Federal Reserve Board to establish branch offices in Connecticut and New York. By virtue of the opening of these offices, the U.S. operations of Fortis, including our operations, became subject to the nonbanking prohibitions of Section 4 of the BHCA. In order to continue to operate its U.S. nonbanking operations, including the insurance activities conducted by our subsidiaries, Fortis notified the Federal Reserve Board of its election to be a financial holding company for purposes of the BHCA and the Federal Reserve Board’s implementing regulations in Regulation Y. Pursuant to Fortis’ status as a financial holding company, Fortis and its subsidiaries, including our subsidiaries, are permitted to engage in nonbanking activities in the United States that are “financial in nature” or “incidental to a financial activity” as defined in Section 4(k) of the BHCA and in

Regulation Y. In particular, Fortis’ status as a financial holding company permits Fortis to engage in the United States in both banking activities through the U.S. branches of Fortis Bank and insurance activities through our subsidiaries. Activities that are “financial in nature” include, among other things:

•	insuring, guaranteeing or indemnifying against loss, harm, damage, illness, disability or death, or providing and issuing annuities; and

•	acting as principal, agent or broker for purposes of the foregoing.

      Fortis will continue to qualify as a financial holding company so long as Fortis Bank remains “well capitalized” and “well managed” as those terms are defined in Regulation Y. Generally, Fortis Bank will be considered “well capitalized” if it maintains tier 1 and total risk-based capital ratios of at least 6% and 10%, respectively, and will be considered “well managed” if it has received at least a satisfactory composite rating of its U.S. branch operations at its most recent examination. As a general matter, as long as Fortis controls us within the meaning of the BHCA or owns more than 5% of any class of our voting shares, the BHCA does not permit us to engage in nonfinancial activities such as manufacturing, distribution of goods and real estate development except to the extent that another exemption under the BHCA, such as the merchant banking exemption, is available. If the Federal Reserve Board were to determine that any of our existing activities were not insurance activities or not otherwise financial in nature or not incidental to such activities, or if Fortis lost and was unable to regain its financial holding company status, we could be required to restructure our operations or divest some of these operations, which could result in increased costs and reduced profitability.

      The Federal Reserve Board oversees all of Fortis’ direct and indirect U.S. subsidiaries for compliance with the BHCA, including our Company. Our Company will be considered a subsidiary of Fortis so long as Fortis owns 25% or more of any class of our voting shares or otherwise controls us within the meaning of the BHCA. In addition, even if we are not a subsidiary of Fortis, the nonfinancial activities restrictions of the BHCA and Regulation Y (discussed above) would continue to apply so long as Fortis owned more than 5% of any class of our voting shares and another BHCA exemption, such as the merchant banking exemption, is not available.

Risks Related to the Notes

                In the event of our liquidation or reorganization, holders of the notes will generally have a junior position to claims of creditors of our subsidiaries.

      The notes are obligations exclusively of Assurant, Inc. and not of its subsidiaries. We are a holding company and conduct substantially all our operations through our subsidiaries. Our ability to meet our obligations under the notes will be dependent on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. Our right to participate as an equity holder in any distribution of assets of any subsidiary (and thus the ability of holders of the notes to benefit as creditors of our company from such distribution) is junior to creditors of that subsidiary, including policyholders, trade creditors, debt holders, taxing authorities, guarantee holders and preferred stockholders. As a result, claims of holders of the notes will be effectively subordinated to the existing and future policyholders and other creditors of our subsidiaries. In the event of our liquidation or reorganization, holders of the notes will generally have a junior position to claims of creditors of our subsidiaries. The notes will not be secured, and thus the notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. On a pro forma basis as of December 31, 2003, after giving effect to the offering of the restricted notes and discounts we would have had $972 million of outstanding senior indebtedness, none of which would have been secured indebtedness, not including the debt of our subsidiaries. Also on a pro forma basis as of December 31, 2003, after giving effect to the offering of the restricted notes, our subsidiaries would have had no debt (other than outstanding letters of credit of $108 million).

      The notes will not contain certain restrictive covenants.

      The notes will not contain some covenants that could protect holders of the notes from certain transactions. For example, the indenture will not contain covenants that:

•	limit our ability or any subsidiary’s ability to incur additional indebtedness;

•	limit our ability to pay dividends or make distributions on, or redeem or repurchase our equity securities;

•	prevent us from selling or otherwise transferring any shares of, or securities convertible into, or options, warrants or rights to purchase shares of, voting stock of any of our subsidiaries, or prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to purchase shares of, voting stock of such subsidiary (so long as in the case of our Principal Subsidiaries as defined in “Description of Notes — Covenants” it is for fair market value); or

•	give holders of the notes the right to require us to repurchase their notes in the event of a change of control of our company due to a takeover, recapitalization or similar restructuring, or for any other reason.

Risk Factors Relating to the Exchange Offer

      If you fail to tender your restricted notes in the exchange offer, then the liquidity of the market for your restricted notes may be substantially limited.

      We expect that a substantial portion of the restricted notes will be tendered and accepted in the exchange offer and exchanged for exchange notes. When the exchange offer is completed, the amount of restricted notes will be reduced by the amount of exchange notes that we will issue. Accordingly, we expect that the liquidity of the market for the restricted notes after the exchange offer is completed will be substantially limited.

      If you fail to exchange your restricted notes in the exchange offer, your restricted notes will continue to be subject to transfer restrictions.

      If you do not exchange your restricted notes for exchange notes in the exchange offer your restricted notes will continue to be subject to the transfer restrictions outlined in the offering memorandum distributed in connection with the offering of the restricted notes. In general, the restricted notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the restricted notes under the Securities Act.

      You must comply with the exchange offer procedures in order to receive freely tradable exchange notes.

      Delivery of the exchange notes in exchange for the restricted notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	Certificates for the restricted notes or a book-entry confirmation of a book-entry transfer of the restricted notes into the exchange agent’s account at DTC, as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	A completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	Any other documents required by the letter of transmittal.

      Therefore, holders of the restricted notes who would like to tender the restricted notes in exchange for exchange notes should be sure to allow enough time for the restricted notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of restricted notes for exchange. Restricted notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer— Procedures for Tendering Restricted Notes” in this prospectus.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the initial purchasers or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before participating in the exchange offer.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of restricted notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will be freely transferable by holders and are not subject to any requirement regarding registration under the Securities Act of 1933. The restricted notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

      We received net proceeds of approximately $963.8 million from the offering of the restricted notes, after deducting discounts, commissions and estimated fees and expenses. We used the net proceeds from the issuance of the notes to repay $963.8 of our outstanding indebtedness under the $1,100 million senior bridge credit facility, which would have matured in December 2004. We repaid $75.5 million of our outstanding indebtedness under the senior bridge credit facility simultaneously with the closing of our initial public offering, using the proceeds of a cash contribution from Fortis Insurance N.V. and we repaid $49.5 million of outstanding indebtedness under the senior bridge credit facility simultaneously with the closing of our initial public offering using cash on hand. The $11.2 million of indebtedness remaining outstanding under the senior bridge credit facility was repaid with cash on hand following the consummation of the offering of the restricted notes. We entered into the senior bridge credit facility in connection with the repayments and redemptions made in connection with our initial public offering described under “Corporate Structure and Reorganization” and for general corporate purposes. Interest under the senior bridge credit facility was based on, at our option, LIBOR plus a spread of 0.400% per annum or the higher of the prime rate or 0.5% over the federal funds rate per annum. As of the date of the consummation of the offering of the restricted notes, the interest rate applicable to the senior bridge credit facility was 1.50% per annum.

CORPORATE STRUCTURE AND REORGANIZATION

      Assurant, Inc. was incorporated in October 2003. On February 4, 2004, we effectuated the merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of redomesticating Fortis, Inc. in Delaware. Assurant, Inc. is domiciled in Delaware and is the successor to the business, operations and obligations of Fortis, Inc. On that same date, we priced our initial public offering pursuant to which Fortis Insurance N.V. sold 92,000,000 shares of our Common Stock. Our initial public offering closed on February 10, 2004.

      See “Capitalization.”

      In connection with our separation from Fortis, we have changed our name and are in the process of changing the names of our business segments and operating subsidiaries to include the name “Assurant,” and we will cease using the Fortis name after a transition period. Under the terms of a license from Fortis, we have only a limited amount of time to continue to use the Fortis name. We have launched a re-branding initiative pursuant to which we have changed our brand name and most of our trademarks and trade names under which we conduct our business.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of December 31, 2003, on an actual basis and as adjusted to give effect to the following events as if such events had occurred on December 31, 2003:

•	the repayment of $650 million aggregate principal amount of indebtedness under a senior bridge credit facility with a portion of the proceeds of a $725.5 million capital contribution received by us from Fortis Insurance N.V. simultaneously with the closing of our initial public offering;

•	the repayment of $75.5 million of an additional senior bridge credit facility with $75.5 million of the $725.5 million capital contribution referred to above and with $49.5 million in cash;

•	the issuance of $975 million of restricted notes and the use of the proceeds from the issuance to repay a portion of the outstanding indebtedness under the additional senior bridge credit facility and the subsequent repayment by us of the remaining indebtedness under such senior bridge credit facility using approximately $60.8 million in cash on hand;

•	the issuance by us of 32,976,854 shares of Common Stock of Assurant, Inc. to Fortis Insurance N.V. simultaneously with the closing of our initial public offering in exchange for the $725.5 million capital contribution referred to above based on the public offering price of our common stock;

•	the redemption by us of the outstanding $196.2 million aggregate liquidation amount of 1997 capital securities at 100% of the liquidation amount thereof plus (i) accrued interest to the date of redemption and (ii) premium of approximately $67 million in January 2004;

•	the consummation of the merger which occurred on February 4, 2004, including the exchange in the merger of each share of Class A Common Stock of Fortis, Inc. having a par value of $0.10 per share for 10.75882039 shares of Common Stock of Assurant, Inc. having a par value of $0.01 per share;

•	the automatic conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms simultaneously with the closing of our initial public offering into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc. for all of the outstanding Class B Common Stock and Class C Common Stock based on the public offering price of our common stock; and

•	the issuance by us of an aggregate of 68,976 shares of Common Stock of Assurant, Inc. to certain of our officers pursuant to stock grants made on the closing of our initial public offering and to certain of our directors pursuant to stock grants made on February 4, 2004.

      We did not and will not receive any proceeds from the sale of shares in our initial public offering by Fortis, which closed on February 10, 2004.

      You should read this table in conjunction with “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. See also “Certain Relationships and Related Transactions” and “Description of Other Indebtedness.”

	As of December 31, 2003

		As
	Actual	Adjusted

	(unaudited)
	(in thousands,
	except share amounts and
	per share data)
Cash and cash equivalents	$958,197	$634,514

Debt Outstanding:
5.625% notes due 2014	$—	$499,435
6.750% notes due 2034	—	472,103
Senior bridge credit facility	1,750,000	—

Total long-term senior debt	1,750,000	971,538
Mandatorily redeemable preferred securities of subsidiary trusts(1):
1997 capital securities	196,224	—

Total mandatorily redeemable preferred securities of subsidiary trusts	196,224	—

Mandatorily redeemable preferred stock, par value $1.00 per share, actual and as adjusted (20,000,000 shares authorized, actual and 200,000,000 shares authorized, as adjusted; 19,160 shares of Series B Preferred Stock and 5,000 shares of Series C Preferred Stock issued and outstanding, actual and as adjusted)	24,160	24,160

Stockholders’ Equity:
Common stock, par value $0.01 per share, 800,000,000 shares of common stock authorized: 109,222,276 shares issued and outstanding, actual and 142,268,106, as adjusted)	1,092	1,423
Additional paid-in capital	2,063,763	2,790,449
Retained earnings	248,721	205,344 (2)
Accumulated other comprehensive income	318,527	361,766

Total stockholders’ equity	2,632,103	3,314,226

Total Capitalization	$5,560,684	$4,944,794

(1)	The proceeds from the sale of preferred securities by each of the subsidiary trusts were used by the applicable trusts to purchase our subordinated debentures, which are eliminated upon consolidation. See “Certain Relationships and Related Transactions.”

(2)	Decrease in retained earnings is attributable to after-tax premiums paid associated with the early redemption of mandatorily redeemable preferred securities of subsidiary trusts.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. Assurant, Inc., a Delaware corporation, was formed solely for the purpose of the redomestication of Fortis, Inc., which was organized as a Nevada corporation and of which 100% of the outstanding common stock was indirectly owned by Fortis N.V. and Fortis SA/NV prior to our initial public offering. On February 4, 2004, we effectuated a merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of redomesticating Fortis, Inc. in Delaware. Assurant, Inc. is domiciled in Delaware and is the successor to the business, operations and obligations of Fortis, Inc.

      The selected consolidated statement of operations data for each of the five years in the period ended December 31, 2003 and the selected consolidated balance sheet data at December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the audited consolidated financial statements of Assurant, Inc. and its subsidiaries, which have been prepared in accordance with GAAP. The audited consolidated financial statements of Assurant, Inc. and its subsidiaries for the three years in the period ended December 31, 2003 and at December 31, 2003 and 2002 have been included elsewhere in this prospectus. These historical results are not necessarily indicative of expected results for any future period. You should read the following selected consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of and for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands, except share amounts and per share data)
Consolidated Statement of Operations Data:
Revenues
Net earned premiums and other considerations	$6,156,772	$5,681,596	$5,242,185	$5,144,375	$4,508,795
Net investment income	607,313	631,828	711,782	690,732	590,487
Net realized gains (losses) on investments	1,868	(118,372)	(119,016)	(44,977)	13,616
Amortization of deferred gain on disposal of businesses	68,277	79,801	68,296	10,284	—
Gain on disposal of businesses	—	10,672	61,688	11,994	—
Fees and other income	231,983	246,675	221,939	399,571	357,878

Total revenues	7,066,213	6,532,200	6,186,874	6,211,979	5,470,776

Benefits, losses and expenses
Policyholder benefits	3,657,763	3,435,175	3,240,091	3,208,054	3,061,488
Amortization of deferred acquisition costs and value of business acquired	909,149	876,185	875,703	766,904	494,000
Underwriting, general and administrative expenses	1,919,989	1,732,047	1,619,765	1,801,196	1,649,811
Amortization of goodwill	—	—	113,300	106,773	57,717
Interest expense	1,175	—	14,001	24,726	39,893
Distributions on preferred securities of subsidiary trusts	112,958	118,396	118,370	110,142	53,824
Interest premium on redemption of preferred securities of subsidiary trusts	205,822	—	—	—	—

Total benefits, losses and expenses	6,806,856	6,161,803	5,981,230	6,017,795	5,356,733
Income before income taxes and cumulative effect of change in accounting principle	259,357	370,397	205,644	194,184	114,043
Income taxes	73,705	110,657	107,591	104,500	57,657

Net income before cumulative effect of change in accounting principle	$185,652	$259,740	$98,053	$89,684	$56,386
Cumulative effect of change in accounting principle	—	(1,260,939)	—	—	—

Net income (loss)	$185,652	$(1,001,199)	$98,053	$89,684	$56,386

Per Share Data:
Net income before cumulative effect of change in accounting principle	$1.70	$2.38	$0.90	$0.85	$0.85
Net income (loss) per share	$1.70	$(9.17)	$0.90	$0.85	$0.85
Weighted average of basic and diluted shares of common stock outstanding(1)	109,222,276	109,222,276	109,222,276	104,915,373	66,122,451
Pro forma common stock outstanding(2)	142,268,106	—	—	—	—
Pro forma net income per share(2)	$1.30	$—	$—	$—	$—
Dividends per share:
Common Stock	$1.66	$0.38	$1.00	$0.20	$—

	As of and for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands, except share amounts and per share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents and investments	$11,881,802	$10,694,772	$10,319,117	$10,750,554	$10,110,136
Total assets	23,728,319	22,279,055	24,559,157	24,115,139	22,216,730
Policy liabilities(3)	12,881,796	12,388,623	12,064,643	11,534,891	10,336,265
Debt	1,750,000	—	—	238,983	1,007,243
Mandatorily redeemable preferred securities of subsidiary trusts(4)	196,224	1,446,074	1,446,074	1,449,738	889,850
Mandatorily redeemable preferred stock	24,160	24,660	25,160	25,160	22,160
Total shareholder’s equity	2,632,103	2,555,059	3,452,405	3,367,768	3,164,297
Per Share Data:
Total book value per share(5)	$24.10	$23.39	$31.61	$32.10	$47.86

(1) Reflects only the following events as if such events had occurred at the beginning of the period indicated:

•	the exchange of each existing share of Class A Common Stock of Fortis, Inc. for 10.75882039 shares of Common Stock of Assurant, Inc. in the merger for the purpose of redomestication; and

•	the automatic conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms simultaneously with the closing of our initial public offering into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc. for all of the outstanding shares of Class B Common Stock and Class C Common Stock based on the public offering price of our common stock.

(2)	Reflects only the following events as if such events had occurred at the beginning of the period indicated:

•	the exchange of each share of Fortis, Inc. Class A Common Stock for 10.75882039 shares of Common Stock of Assurant, Inc., which totaled 83,380,858 shares and the conversion of the Class B Common Stock and Class C Common Stock outstanding into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc., resulting in 109,222,276 shares of Common Stock outstanding; and

•	the issuance of 32,976,854 shares of Common Stock to Fortis Insurance N.V. in exchange for a $725.5 million capital contribution and the issuance of 68,976 shares to certain officers of Assurant, Inc., resulting in 142,268,106 shares of Common Stock outstanding as of February 5, 2004.

(3)	Policy liabilities include future policy benefits and expenses, unearned premiums and claims and benefits payable.

(4)	The proceeds from the sale of each of these securities were used by the applicable subsidiary trusts to purchase our subordinated debentures, which are eliminated upon consolidation. See “Certain Relationships and Related Transactions.”

(5)	Based on total stockholders’ equity divided by weighted average of basic and diluted shares of common stock outstanding.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

2003	2002	2001	2000	1999

2.89x	3.57x	2.30x	2.15x	1.90x

      For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before cumulative effect of change in accounting principle and before income taxes plus fixed charges. Fixed charges consist of the sum of: (a) interest expensed, (b) the portion of operating rental expenses which management believes is representative of the interest component of rental expense, (c) dividends on participating policies, (d) interest credited on investment-type contracts and (e) distributions on mandatorily redeemable preferred securities of subsidiary trusts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Forward-Looking Statements.”

General

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide:

•	creditor-placed homeowners insurance;

•	manufactured housing homeowners insurance;

•	debt protection administration;

•	credit insurance;

•	warranties and extended service contracts;

•	individual health and small employer group health insurance;

•	group dental insurance;

•	group disability insurance;

•	group life insurance; and

•	pre-funded funeral insurance.

The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities.

      We report our results through five segments: Assurant Solutions, Assurant Health, Assurant Employee Benefits, Assurant PreNeed and Corporate and Other. The Corporate and Other segment includes activities of the holding company, financing expenses, net realized gains (losses) on investments, interest income earned from short-term investments held and interest income from excess surplus of insurance subsidiaries not allocated to other segments. The Corporate and Other segment also includes the results of operations of FFG from January 1, 2001 to March 31, 2001 (the period prior to its disposition). The Corporate and Other segment also includes amortization of deferred gains associated with the portions of the sales of FFG and LTC. FFG and LTC were sold through reinsurance agreements as described below.

Critical Factors Affecting Results

      Our profitability depends on the adequacy of our product pricing, underwriting and the accuracy of our methodology for the establishment of reserves for future policyholder benefits and claims, returns on invested assets and our ability to manage our expenses. As such, factors affecting these items may have a material adverse effect on our results of operations or financial condition.

Revenues

      We derive our revenues primarily from the sale of our insurance policies and, to a lesser extent, fee income by providing administrative services to certain clients. Sales of insurance policies are recognized in revenue as earned premiums while sales of administrative services are recognized as fee income. In late 2000, the majority of our credit insurance clients began a transition from the purchase of our credit insurance products from which we earned premium revenue to debt protection administration programs, from which we earn fee income. Debt protection administration programs include services for non-insurance products that cancel or defer the required monthly payment on outstanding loans when covered events occur.

      Our premium and fee income is supplemented by income earned from our investment portfolio. We recognize revenue from interest payments, dividends and sales of investments. Our investment portfolio is currently primarily invested in fixed maturity securities. Both investment income and realized capital gains on these investments can be significantly impacted by changes in interest rates.

      Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, fixed maturity and short-term investments.

      The fair market value of the fixed maturity securities in our portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair market value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities, commercial mortgage obligations and bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments.

      In addition, Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains much of its profits through interest rate spreads. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. As of December 31, 2003, approximately 81% of Assurant PreNeed’s in force insurance policy reserves related to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index. In extended periods of declining interest rates or high inflation, there may be compression in the spread between Assurant PreNeed’s death benefit growth rates and its investment earnings. As a result, declining interest rates or high inflation rates may have a material adverse effect on our results of operations and our overall financial condition.

Expenses

      Our expenses primarily consist of policyholder benefits, underwriting, general and administrative expenses, and distributions on preferred securities of subsidiary trusts.

      Selling, underwriting and general expenses consist primarily of commissions, premium taxes, licenses, fees, amortization of deferred acquisition costs (DAC) and value of businesses acquired (VOBA) and general operating expenses. For a description of DAC and VOBA, see Notes 2, 18 and 19 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      Our profitability depends in large part on accurately predicting benefits, claims and other costs, including medical and dental costs. It also depends on our ability to manage future benefit and other costs through product design, underwriting criteria, utilization review or claims management and, in health and dental insurance, negotiation of favorable provider contracts. Changes in the composition of the kinds of work available in the economy, market conditions and numerous other factors may also materially adversely affect our ability to manage claim costs. As a result of one or more of these factors or other factors, claims could substantially exceed our expectations, which could have a material adverse effect on our business, results of operations and financial condition.

      In addition, in December 2003 and January 2004, we redeemed all of the mandatorily redeemable preferred securities of subsidiary trusts for a redemption price equal to their aggregate liquidation amount plus accrued and unpaid interest to the date of redemption and aggregate premium of approximately $206 million, all of which was expensed in the fourth quarter of 2003. We entered into the senior bridge credit facilities described under “— liquidity and capital resources” in connection with these redemptions.

Regulation

      Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future. For example, some states have imposed new time limits for the payment of uncontested covered claims and require health care and dental service plans to pay interest on uncontested claims not paid promptly within the required time period. Some states have also granted their insurance regulatory agencies additional authority to impose monetary penalties and other sanctions on health and dental plans engaging in certain “unfair payment practices.” If we were to be unable for any reason to comply with these requirements, it could result in substantial costs to us and may materially adversely affect our results of operations and financial condition. In addition, in some of our businesses, such as individual medical products, our revenues and net income will be affected by our ability to get regulatory approval for rate increases. Where rate increases are unacceptable to us, we could withdraw from a state but may for a limited period of time be required to participate in state sponsored risk pools for our former insureds who cannot get replacement policies.

      For other factors affecting our results of operations or financial condition, see “Risk Factors.”

Acquisitions and Dispositions of Businesses

      Our results of operations were affected by the following transactions:

      On October 10, 2002, we sold the Peer Review and Analysis division (PRA) of CORE, Inc. (CORE) to MCMC, LLC, an independent provider of medical analysis services. No gain or loss was recognized on the sale of PRA.

      On June 28, 2002, we sold our 50% ownership in Neighborhood Health Partnership (NHP) to NHP Holding LLC. We recorded pre-tax gains on sale of $11 million, which was included in the Corporate and Other segment.

      On December 31, 2001, we acquired Protective Life Corporation’s Dental Benefits Division (DBD), including the acquisition through reinsurance of Protective’s indemnity dental, life and disability business and its prepaid dental subsidiaries. Total revenues of $305 million and income after tax of $15 million were generated by the DBD operations for the year ended December 31, 2002. DBD is included in Assurant Employee Benefits.

      On July 12, 2001, we acquired CORE, a national provider of employee absence management services. Total revenues of $31 million and income after tax of $0.2 million were generated by the CORE operations from July 12, 2001 through December 31, 2001, as compared to total revenues of $66 million and income after tax of $3 million in 2002. CORE is included in Assurant Employee Benefits.

      On April 2, 2001, we sold our FFG business to The Hartford primarily through a reinsurance arrangement. Total revenues of $146 million and income after tax of $8 million were generated by the FFG operations for the three months ended March 31, 2001, compared to total revenues of $669 million and income after tax of $65 million during 2000. FFG included certain individual life insurance policies, investment-type annuity contracts and mutual fund operations. The sale of the mutual fund operations resulted in $62 million of pre-tax gains. The sale via reinsurance of the individual life insurance policies and investment-type annuity contracts resulted in $558 million of pre-tax gains, which were deferred upon closing and are being amortized over the remaining life of the contracts. All activities related to FFG are included in the Corporate and Other segment. See “— Critical Accounting Policies.”

      Prior to April 2, 2001, FFG had issued variable insurance products that are required to be registered as securities under the Securities Act. Variable insurance refers to an investment-oriented life insurance policy that offers fixed premiums and a minimum death benefit as well as providing a return linked to an underlying portfolio of securities. These registered insurance contracts, which we no longer sell, have been 100% reinsured with The Hartford through modified coinsurance agreements. The Hartford administers this closed block of business pursuant to a third party administration agreement. Since this block of business was sold through modified coinsurance agreements, separate account assets and separate account liabilities associated with these products continue to be reflected in our financial statements. See the line items entitled “Assets held in separate accounts” and “Liabilities related to separate accounts” in our consolidated balance sheets. The liabilities created by these variable insurance policies are tied to the performance of underlying investments held in separate accounts of the insurance company that originally issued such policies. While we own the separate account assets, the laws governing separate accounts provide that the income, gains and losses from assets in the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the insurer. Further, the laws provide that the separate account will not be charged with liabilities arising out of any other business the insurer may conduct. The result of this structure is that the assets held in the separate account correspond to and are equal to the liabilities created by the variable insurance contracts. At December 31, 2003, we had separate account assets and liabilities of $3,805 million compared to $4,809 million on April 2, 2001, the date of the FFG sale.

      On October 1, 2000, we acquired AMLIC, a provider of pre-funded funeral insurance products, from SCI. Total revenues of $75 million and income after tax of $5 million were generated by AMLIC from October 1, 2000 through December 31, 2000, as compared to total revenues of $353 million and income after tax of $30 million in 2001. AMLIC is included in Assurant PreNeed.

      On May 11, 2000, we sold Associated California State Insurance Agencies, Inc. and Ardiel Insurance Services, Inc. (together, ACSIA), our wholly owned subsidiaries, to Conseco Corporation. ACSIA is a distributor of long-term care insurance. We recorded $12 million of pre-tax gains on the sale. Total revenues of $7 million and a loss after tax of $1 million were generated by ACSIA from January 1, 2000 through May 11, 2000. All activities related to ACSIA are included in the Corporate and Other segment.

      On March 1, 2000, we sold our LTC insurance business to John Hancock. The business was sold via a 100% coinsurance agreement whereby we ceded to John Hancock substantially all assets and liabilities related to our LTC business. The transaction resulted in after-tax deferred gains of approximately $34 million, which is being amortized over the remaining lives of the related contracts. Total revenues of $25 million and income after tax of $5 million were generated by our LTC business from January 1, 2000 through March 1, 2000. All activities related to LTC are included in the Corporate and Other segment.

      Comparing our results from period to period requires taking into account these acquisitions and dispositions. For a more detailed description of these acquisitions and dispositions, see Notes 3 and 4 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Critical Accounting Policies

      There are certain accounting policies that we consider to be critical due to the amount of judgment and uncertainty inherent in the application of those policies. In calculating financial statement estimates, the use of different assumptions could produce materially different estimates. In addition, if factors such as those described above or in “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

      We believe the following critical accounting policies require significant estimates which, if such estimates are not materially correct, could affect the preparation of our consolidated financial statements.

Premiums

Short Duration Contracts

      Our short duration contracts are those on which we recognize revenue on a pro rata basis over the contract term. Our short duration contracts primarily include:

•	group term life;

•	group disability medical and dental;

•	property and warranty;

•	credit life and disability;

•	extended service contracts; and

•	individual medical issued after 2002 in most jurisdictions.

Long Duration Contracts

      Currently, our long duration contracts being sold are pre-funded funeral life insurance and investment-type annuities. For pre-funded funeral life insurance policies, any excess of the gross premium over the net premium is deferred and is recognized in income in a constant relationship with the insurance in force. For pre-funded funeral investment-type annuity contracts, revenues consist of charges assessed against policy balances.

      For individual medical contracts sold prior to 2003 and currently in a limited number of jurisdictions and traditional life insurance contracts sold by Assurant PreNeed that are no longer offered, revenue is recognized when due from policyholders.

      For universal life insurance and investment-type annuity contracts sold by Assurant Solutions that are no longer offered, revenues consist of charges assessed against policy balances.

      Premiums for LTC insurance and traditional life insurance contracts within FFG are recognized as revenue when due from the policyholder. For universal life insurance and investment-type annuity contracts within FFG, revenues consist of charges assessed against policy balances. For the FFG and LTC businesses previously sold, all revenue is ceded to The Hartford and John Hancock, respectively.

Reinsurance Assumed

      Reinsurance premiums assumed are calculated based upon payments received from ceding companies together with accrual estimates which are based on both payments received and in force policy information received from ceding companies. Any subsequent differences arising on such estimates are recorded in the period in which they are determined.

Fee Income

      We primarily derive income from fees received from providing administration services. Fee income is earned when services are performed.

Reserves

      Reserves are established according to generally accepted actuarial principles and are based on a number of factors. These factors include experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

      Reserves, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of exposure, but instead represent our best estimates, generally involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of a claim or group of claims will cost based on our assessment of facts and circumstances then known. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, such as:

•	changes in the economic cycle;

•	changes in the social perception of the value of work;

•	emerging medical perceptions regarding physiological or psychological causes of disability;

•	emerging health issues and new methods of treatment or accommodation;

•	inflation;

•	judicial trends;

•	legislative changes; and

•	claims handling procedures.

      Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing claims reserves. Future loss development could require reserves to be increased, which could have a material adverse effect on our earnings in the periods in which such increases are made.

Short Duration Contracts

      For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case base reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to us as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

      For group disability and group life, the case base reserves and the IBNR are recorded at an amount equal to the net present value of the expected claims future payments. Group long-term disability and group term life waiver of premium reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation. In July 2003, the valuation interest rate was lowered to 5.25% from 6% for group long-term disability and raised to 5.25% from 3.5% for group life waiver of premium reserves. Group long-term disability and group life waiver of premium reserves are discounted because the payment pattern and ultimate cost are fixed and determinable on an individual claim basis.

      Unearned premium reserves are maintained for the portion of the premiums on short duration contracts that is related to the unexpired period of the policy.

      We have exposure to asbestos, environmental and other general liability claims arising from our participation in various reinsurance pools from 1971 through 1983. This exposure arose from a short duration contract that we discontinued writing many years ago. We carried case reserves for these liabilities as recommended by the various pool managers and bulk reserves for IBNR of $37 million (before reinsurance) and $36 million (after reinsurance) in the aggregate at December 31, 2003. Any estimation of these liabilities is subject to greater than normal variation and uncertainty due to the general lack of sufficiently detailed data, reporting delays and absence of a generally accepted actuarial methodology for those exposures. There are significant unresolved industry legal issues, including such items as whether coverage exists and what constitutes an occurrence. In addition, the determination of ultimate damages and the final allocation of losses to financially responsible parties are highly uncertain. However, based on information currently available, and after consideration of the reserves reflected in the financial statements, we believe that any changes in reserve estimates for these claims are not reasonably likely to be material. Asbestos, environmental and other general liability claim payments, net of reinsurance recoveries, were $2.9 million, $1.4 million and $2.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      One of our subsidiaries, American Reliable Insurance Company (ARIC), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap insurance risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of certain treaties with ARIC and the other reinsurers and some reinsureds are seeking collection of disputed balances under some of the treaties. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Many of those disputes relating to the 1995 program year, including those involving ARIC, were settled on December 3, 2003. Loss accruals previously established relating to the 1995 program year were adequate. However, our exposure under the 1995 program year was less significant than the exposure remaining under the 1996 and 1997 program years. We believe, based on information currently available, that the amounts accrued for currently outstanding disputes are adequate. The inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements we may enter into in the future would be on favorable terms, makes it difficult to predict the outcomes with certainty.

Long Duration Contracts

      Future policy benefits and expense reserves on LTC, life insurance policies and annuity contracts that are no longer offered, individual medical contracts sold prior to 2003 or issued in the state of Minnesota and the traditional life insurance contracts within FFG are recorded at the present value of future benefits to be paid to policyholders and related expenses less the present value of the future net premiums. These amounts are estimated and include assumptions as to the expected investment yield, inflation, mortality, morbidity and withdrawal rates as well as other assumptions that are based on our experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations.

      Future policy benefits and expense reserves for pre-funded funeral investment-type annuities, universal life insurance policies and investment-type annuity contracts that are no longer offered, and the variable life insurance and investment-type annuity contracts in FFG consist of policy account balances before applicable surrender charges and certain deferred policy initiation fees that are being recognized in income over the terms of the policies. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances.

      Future policy benefits and expense reserves for pre-funded funeral life insurance contracts are recorded as the present value of future benefits to policyholders and related expenses less the present value of future net premiums. Reserve assumptions are selected using best estimates for expected investment yield, inflation, mortality and withdrawal rates. These assumptions reflect current trends, are based on Company experience and include provision for possible unfavorable deviation. An unearned premium reserve is also recorded for these contracts which represents the balance of the excess of gross premiums over net premiums that is still to be recognized in future years’ income in a constant relationship to insurance in force.

Deferred Acquisition Costs (DAC)

      The costs of acquiring new business that vary with and are primarily related to the production of new business have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Acquisition costs primarily consist of commissions, policy issuance expenses, premium tax and certain direct marketing expenses.

      A premium deficiency is recognized immediately by a charge to the statement of operations as a reduction of DAC to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related claims, benefits and expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

Short Duration Contracts

      DAC relating to property contracts, warranty and extended service contracts and single premium credit insurance contracts are amortized over the term of the contracts in relation to premiums earned.

      Acquisition costs relating to monthly pay credit insurance business consist mainly of direct marketing costs and are deferred and amortized over the estimated average terms of the underlying contracts.

      Acquisition costs on individual medical issued in most jurisdictions after 2002, small group medical, group term life and group disability consist primarily of commissions to agents and brokers, which are level, and compensation to representatives, which is spread out and is not front-end loaded. These costs do not vary with the production of new business. As a result, these costs are not deferred but rather are recorded in the statement of operations in the period in which they are incurred.

Long Duration Contracts

      Acquisition costs for pre-funded funeral life insurance policies and life insurance policies no longer offered are deferred and amortized in proportion to anticipated premiums over the premium-paying period.

      For pre-funded funeral investment-type annuities and universal life insurance policies and investment-type annuity contracts that are no longer offered, DAC is amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges over the estimated life of the policy or contract. The assumptions used for the estimates are consistent with those used in computing the policy or contract liabilities.

      Acquisition costs relating to individual medical contracts issued prior to 2003 and currently in a limited number of jurisdictions are deferred and amortized over the estimated average terms of the underlying contracts. These acquisition costs relate to commissions and policy issuance expenses. Commissions represent the majority of deferred costs and result from commission schedules that pay significantly higher rates in the first year. The majority of deferred policy issuance expenses are the costs of separately underwriting each individual medical contract.

      Acquisition costs on the FFG and LTC disposed businesses were written off when the businesses were sold.

Investments

      We regularly monitor our investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued and that any impairments are charged against earnings in the proper period. Our methodology to identify potential impairments requires professional judgment.

      Changes in individual security values are monitored on a semi-monthly basis in order to identify potential problem credits. In addition, pursuant to our impairment process, each month the portfolio holdings are screened for securities whose market price is equal to 85% or less of their original purchase price. Management then makes their assessment as to which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer, any collateral held and the length of time the market value of the security has been below cost. Each month the watchlist is discussed at a meeting attended by members of our investment, accounting and finance departments. Each quarter any security whose price decrease is deemed to have been other than temporarily impaired is written down to its then current market level, with the amount of the writedown reflected in our statement of operations for that quarter. Previously impaired issues are also monitored monthly, with additional writedowns taken quarterly if necessary.

      Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. See also

“Investments” in Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Reinsurance

      Reinsurance recoverables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policyholder benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves and are reported in our consolidated balance sheets. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management’s experience and current economic conditions.

Other Accounting Policies

      For a description of other accounting policies applicable to the periods covered by this prospectus, see Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

New Accounting Standard

      On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). Upon adoption of FAS 142, we ceased amortizing goodwill. In addition, we were required to subject our goodwill to an initial impairment test. As a result of FAS 142, we are required to conduct impairment testing on an annual basis and between annual tests if an event occurs or circumstances change indicating a possible goodwill impairment. In the absence of an impairment event, our net income will be higher as a result of not having to amortize goodwill.

      As a result of this initial impairment test, we recognized a non-cash goodwill impairment charge of $1,261 million. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of our insurance subsidiaries. We also performed a January 1, 2003 impairment test during the six months ended June 30, 2003 and concluded that goodwill was not further impaired.

      See “New Accounting Pronouncements” in Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a description of additional new accounting standards that are applicable to us.

Results of Operations

Consolidated Overview

      The table below presents information regarding our consolidated results of operations:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Revenues:
Net earned premiums and other considerations	$6,157	$5,681	$5,242
Net investment income	607	632	712
Net realized gains (losses) on investments	2	(118)	(119)
Amortization of deferred gain on disposal of businesses	68	80	68
Gain on disposal of businesses	—	11	62
Fees and other income	232	246	222

Total revenues	7,066	6,532	6,187

Benefits, losses and expenses:
Policyholder benefits	(3,657)	(3,435)	(3,240)
Selling, underwriting and general expenses(1)	(2,829)	(2,609)	(2,496)
Amortization of goodwill	—	—	(113)
Interest expense	(1)	—	(14)
Distributions on mandatorily redeemable preferred securities of subsidiary trusts	(113)	(118)	(118)
Interest premiums on redemption of mandatorily redeemable preferred securities of subsidiary trusts	(206)	—	—

Total benefits, losses and expenses	(6,806)	(6,162)	(5,981)

Income before income taxes	260	370	206
Income taxes	(74)	(110)	(108)

Net income before cumulative effect of change in accounting principle	186	260	98

Cumulative effect of change in accounting principle	—	(1,261)	—

Net income (loss)	$186	$(1,001)	$98

(1)	Includes amortization of DAC and VOBA and underwriting, general and administrative expenses.

Note:	The table above includes amortization of goodwill in 2001 and the cumulative effect of change in accounting principle in 2002. These items are only included in this Consolidated Overview. As a result, the tables presented under the segment discussions do not total to the same amounts shown on this consolidated overview table. See Note 20 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues increased by $534 million, or 8%, from $6,532 million for the year ended December 31, 2002, to $7,066 million for the year ended December 31, 2003.

      Net earned premiums and other considerations increased by $476 million, or 8%, from $5,681 million for the year ended December 31, 2002, to $6,157 million for the year ended December 31, 2003. The increase in net earned premiums and other considerations is primarily due to increases of $285 million, $175 million, and

$23 million in Assurant Solutions, Assurant Health, and Assurant Employee Benefits, respectively, with an offsetting decrease of $9 million in Assurant PreNeed. The increase in Assurant Solutions is due to growth in specialty property and consumer protection products. The increase in Assurant Health is primarily due to increases in individual health insurance business due to membership growth and premium rate increases.

      Net investment income decreased by $25 million, or 4%, from $632 million for the year ended December 31, 2002, to $607 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in investment yields driven by the lower interest rate environment. The yield on average invested assets was 5.61% for the year ended December 31, 2003, as compared to 6.20% for the year ended December 31, 2002.

      Net realized gains (losses) on investments improved by $120 million, or 102%, from net realized losses of $118 million for the year ended December 31, 2002, to net realized gains of $2 million for the year ended December 31, 2003. Net realized gains (losses) on investments are comprised of both other-than-temporary impairments and realized capital gains (losses) on sales of securities. For the year ended December 31, 2003, we had other-than-temporary impairments of $20 million as compared to $85 million for the year ended December 31, 2002. There were no individual impairments in excess of $10 million for the year ended December 31, 2003. Impairments on available for sale securities in excess of $10 million for the year ended December 31, 2002, consisted of an $18 million writedown of fixed maturity investments in NRG Energy, a $12 million writedown of fixed maturity investments in AT&T Canada, and an $11 million writedown of fixed maturity investments in MCI WorldCom. Excluding the effects of other-than-temporary impairments, we recorded an increase in net realized gains of $55 million in the Corporate and Other segment.

      Amortization of deferred gain on disposal of businesses decreased by $12 million, or 15%, from $80 million for the year ended December 31, 2002, to $68 million for the year ended December 31, 2003. The decrease was consistent with the run-off of the businesses ceded to The Hartford and John Hancock.

      Gain on disposal of businesses decreased by $11 million, or 100%, from $11 million for the year ended December 31, 2002 to zero for the year ended December 31, 2003. There were no disposals in 2003. On June 28, 2002, we sold our investment in NHP, which resulted in pretax gains of $11 million.

      Fees and other income decreased by $14 million, or 6%, from $246 million for the year ended December 31, 2002 to $232 million for the year ended December 31, 2003. The decrease was primarily due to $15 million of income recognized in Corporate and Other segment for the year ended December 31, 2002, associated with a settlement true-up of a 1999 sale of a small block of business to a third party and reversal of bad debt allowances due to successful collection of receivables that had been previously written off.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $644 million, or 10%, from $6,162 million for the year ended December 31, 2002 to $6,806 million for the year ended December 31, 2003.

      Policyholder benefits increased by $222 million, or 6%, from $3,435 million for the year ended December 31, 2002, to $3,657 million for the year ended December 31, 2003. The increase was primarily due to increases of $144 million, $95 million, and $8 million in Assurant Solutions, Assurant Health and Assurant PreNeed, respectively, with an offsetting decrease of $24 million in Assurant Employee Benefits. The increase in Assurant Solutions was primarily due to growth in specialty property products, primarily creditor-placed and voluntary homeowners insurance lines of business. The increase in Assurant Health was primarily due to the increase in individual health insurance business, which is consistent with growth in this business.

      Selling, underwriting and general expenses increased by $220 million, or 8%, from $2,609 million for the year ended December 31, 2002, to $2,829 million for the year ended December 31, 2003. The increase was primarily due to increases of $141 million, $43 million, and $11 million in Assurant Solutions, Assurant Health and Assurant Employee Benefits, respectively. The increase in Assurant Solutions was consistent with growth in the specialty property and consumer protection products business. The increase in Assurant Health was primarily due to increases in commissions, amortization of deferred policy acquisition costs and general expenses, which was consistent with the growth in business.

      Distributions on preferred securities of subsidiary trusts decreased by $5 million, or 4%, from $118 million for the year ended December 31, 2002 to $113 million for the year ended December 31, 2003. We redeemed $1,250 million of the mandatorily redeemable preferred securities of subsidiary trusts in mid-December 2003, resulting in lower expenses. We redeemed the remaining $196 million of mandatorily redeemable preferred securities of subsidiary trusts in early January 2004. As a result of the early extinguishment of all the mandatorily redeemable preferred securities of subsidiary trusts we incurred $206 million in interest premiums on redemption of subsidiary trusts for the year ended December 31, 2003 compared to zero in 2002.

Net Income

      Net income increased by $1,187 million, or 119%, from a loss of $1,001 million for the year ended December 31, 2002, to a profit of $186 million for the year ended December 31, 2003.

      Net income before cumulative effect of change in accounting principle for the year ended December 31, 2002 was $260 million. When we adopted FAS 142 in 2002, we recognized a cumulative effect of change in accounting principle which resulted in an expense of $1,261 million in 2002 as compared to zero recognized in 2003.

      Income taxes decreased by $36 million, or 33%, from $110 million for the year ended December 31, 2002, to $74 million for the year ended December 31, 2003. The effective tax rate for 2003 was 28.6% compared to 29.7% in 2002.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $345 million, or 6%, from $6,187 million in 2001 to $6,532 million in 2002.

      Net earned premiums and other considerations increased by $439 million, or 8%, from $5,242 million in 2001 to $5,681 million in 2002. Excluding the effect of the various acquisitions and dispositions described above, net earned premiums and other considerations increased mainly due to strong growth in Assurant Solutions primarily as a result of growth in new business and in Assurant PreNeed primarily due to an increase in the average size of policies sold by the AMLIC division.

      Net investment income decreased by $80 million, or 11%, from $712 million in 2001 to $632 million in 2002. The decrease was primarily due to a decrease in achieved investment yields, driven by the lower interest rate environment and a decrease in average invested assets of $290 million. The yield on average invested assets was 6.20% for the year ended December 31, 2002 as compared to 6.83% for the year ended December 31, 2001. This reflected lower yields on fixed maturity securities and commercial mortgages.

      Net realized losses on investments decreased by $1 million, or 1%, from $119 million in 2001 to $118 million in 2002. In 2002, we had other-than-temporary impairments of $85 million, as compared to $78 million in 2001. Impairments of available for sale securities in excess of $10 million in 2002 consisted of an $18 million writedown of fixed maturity investments in NRG Energy, a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron Corp. (Enron).

      Amortization of deferred gain on disposal of businesses increased by $12 million, or 18%, from $68 million in 2001 to $80 million in 2002. The increase was primarily due to a full year of amortization of the deferred gain on the sale of FFG as compared to nine months of amortization in 2001. This deferred gain on sale is discussed in more detail under “—Corporate and Other” below.

      Gain on disposal of businesses decreased by $51 million, or 82%, from $62 million in 2001 to $11 million in 2002. The $62 million reflects the gain on the sale of FFG’s mutual fund operations. The $11 million reflected the pre-tax gain on the sale of NHP.

      Fees and other income increased by $24 million, or 11%, from $222 million in 2001 to $246 million in 2002. The increase was primarily due to a full year of fee income from CORE and an increase in fee income from Assurant Solutions, mainly from their credit insurance business transitioning to debt protection administration. In late 2000, the majority of Assurant Solutions’ credit insurance clients began a transition from use of our credit insurance products to debt protection administration programs, from which we earn fee income rather than net earned premiums and where margins are lower than in the traditional credit insurance programs. However, because debt protection administration is not an insurance product, certain costs such as regulatory costs and cost of capital are expected to be eliminated as the transition from credit insurance to debt protection administration services continues. The fees from debt protection administration did not fully compensate for the decrease in credit insurance premiums The increases were partially offset by a $42 million, or 63%, decrease from the Corporate and Other segment due to the sale of FFG (partially through reinsurance), which had $65 million of fee income (generated from mutual fund operations included in such sale) in the first quarter of 2001.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $181 million, or 3%, from $5,981 million in 2001 to $6,162 million in 2002.

      Policyholder benefits increased by $195 million, or 6%, from $3,240 million in 2001 to $3,435 million in 2002. The increase was primarily due to the effects of the acquisitions and dispositions described above. The increases were also partially offset by an $84 million, or 6%, decrease from Assurant Health, primarily due to a higher mix of individual health insurance business, which generally has a lower expected loss ratio relative to small employer group business, disciplined pricing and product design changes. (Loss premiums and other considerations include the amount of net premiums allocable to the expired period of an insurance policy or policies, including fees earned on interest sensitive policies).

      Selling, underwriting and general expenses increased by $113 million, or 5%, from $2,496 million in 2001 to $2,609 million in 2002. Assurant Employee Benefits contributed $106 million of this increase, primarily due to the DBD and CORE acquisitions. This increase was offset by a $65 million decrease in the Corporate and Other segment due to the sale of FFG. Selling, underwriting and general expenses in Assurant Health increased by $50 million, primarily due to an increase in the amortization of DAC and due to costs associated with higher employee compensation and investments in technology. Also, selling, underwriting and general expenses in Assurant PreNeed increased by $17 million, primarily due to an increase in amortization of DAC and VOBA as a result of an increase in sales of single pay policies and increases in general expenses.

      Amortization of goodwill was zero in 2002 compared to $113 million in 2001, as a result of our adoption of FAS 142 as described above.

      Interest expense decreased from $14 million in 2001 to $0 in 2002. In April 2001, we used a portion of the FFG sale proceeds to repay $225 million of outstanding debt owed to Fortis Finance N.V. (Fortis Finance), a wholly owned subsidiary of Fortis.

      Distributions on preferred securities of subsidiary trusts in 2002 remained unchanged from 2001 at $118 million.

Net Income

      Net income decreased by $1,099 million from a profit of $98 million in 2001 to a loss of $1,001 million in 2002.

      Income taxes increased by $2 million, or 2%, from $108 million in 2001 to $110 million in 2002. The effective tax rate for 2002 was 29.7% compared to 52.4% in 2001. The change in the effective tax rate was primarily related to the elimination of amortization of goodwill in 2002.

      When we adopted FAS 142 in 2002, we recognized a cumulative effect (expense) of change in accounting principle of $1,261 million in 2002 as compared to zero recognized in 2001.

Assurant Solutions

Overview

      The table below presents information regarding Assurant Solutions’ segment results of operations:

	For the Year Ended December 31,

	2003	2002	2001

	(in millions)
Revenues:
Net earned premiums and other considerations	$2,362	$2,077	$1,906
Net investment income	187	205	218
Fees and other income	129	119	98

Total revenues	2,678	2,401	2,222

Benefits, losses and expenses:
Policyholder benefits	(899)	(755)	(640)
Selling, underwriting and general expenses	(1,590)	(1,449)	(1,444)

Total benefits, losses and expenses	(2,489)	(2,204)	(2,084)

Segment income before income tax	189	197	138
Income taxes	(56)	(65)	(40)

Segment income after tax	$133	$132	$98

Net earned premiums and other considerations by major product groupings:
Specialty Property Solutions(1)	$733	$552	$452
Consumer Protection Solutions(2)	1,629	1,525	1,454

Total	$2,362	$2,077	$1,906

(1)	“Specialty Property Solutions” includes a variety of specialized property insurance programs that are coupled with differentiated administrative capabilities.

(2)	“Consumer Protection Solutions” includes an array of debt protection administration services, credit insurance programs and warranties and extended service contracts.

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues increased by $277 million, or 12%, from $2,401 million for the year ended December 31, 2002, to $2,678 million for the year ended December 31, 2003.

      Net earned premiums and other considerations increased by $285 million, or 14%, from $2,077 million for the year ended December 31, 2002, to $2,362 million for the year ended December 31, 2003. This increase was primarily due to $180 million of additional net earned premiums and other considerations attributable to our special property products, which includes approximately $133 million from our creditor-placed and voluntary homeowners insurance and manufactured housing homeowners insurance lines of business generated from new clients and increased sales growth from our existing clients. Consumer protection products also contributed $105 million in net earned premiums and other considerations primarily from growth in our warranty and extended service contracts business.

      Net investment income decreased by $18 million, or 9%, from $205 million for the year ended December 31, 2002, to $187 million for the year ended December 31, 2003. The average portfolio yield dropped 62 basis points from 5.85% for the year ended December 31, 2002, to 5.23% for the year ended

December 31, 2003 due to the lower interest rate environment. The average allocated invested assets increased by approximately 2%.

      Fees and other income increased by $10 million, or 8%, from $119 million for the year ended December 31, 2002, to $129 million for the year ended December 31, 2003, primarily due to the continuing transition of our credit insurance business to our debt protection administration business.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $285 million, or 13%, from $2,204 million for the year ended December 31, 2002, to $2,489 million for the year ended December 31, 2003.

      Policyholder benefits increased by $144 million, or 19%, from $755 million for the year ended December 31, 2002, to $899 million for the year ended December 31, 2003. Our specialty property products accounted for $112 million of the increase primarily due to growth in our creditor-placed and voluntary homeowners insurance lines of business and approximately $18 million of the increase is attributable to various catastrophes ($30 million in 2003 compared to $12 million in 2002). Our consumer protection products also contributed $32 million of the increase primarily due to growth in our warranty and extended service contracts line of business.

      Selling, underwriting and general expenses increased by $141 million, or 10%, from $1,449 million for the year ended December 31, 2002, to $1,590 million for the year ended December 31, 2003. Selling and underwriting expenses increased by $116 million, which consisted of $45 million primarily from our specialty property products due to growth in our creditor-placed and voluntary homeowners insurance and manufactured housing insurance lines. Also, $71 million of the increase was from our consumer protection products due to increased growth in our warranty and extended service contract lines of business. General expenses increased by $25 million, primarily from start up costs related to setting up new clients in the creditor-placed homeowners insurance area and increased business from our warranty and extended service contract products.

Segment Income After Tax

      Segment income after tax increased by $1 million, or 1%, from $132 million for the year ended December 31, 2002, to $133 million for the year ended December 31, 2003. Excluding the decrease in investment income of $13 million after-tax, segment income after tax increased by $14 million, or 11%.

      Income taxes decreased by $9 million, or 14%, from $65 million for the year ended December 31, 2002, to $56 million for the year ended December 31, 2003. This decrease was mainly due to a decrease in pre-tax income and a lower effective tax rate in 2003.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $179 million, or 8%, from $2,222 million in 2001 to $2,401 million in 2002.

      Net earned premiums and other considerations increased by $171 million, or 9%, from $1,906 million in 2001 to $2,077 million in 2002. The increase was primarily due to approximately $100 million of additional net earned premiums from our specialty property solutions products, including approximately $86 million from the growth of our creditor-placed and voluntary homeowners insurance, flood insurance and manufactured housing related property coverages. Consumer protection solutions contributed an additional $71 million to the increase in net earned premiums primarily due to the growth of $39 million attributable to our warranty and extended service contracts business and $58 million from an accidental death and dismemberment product, which we started selling in 2001 and stopped selling in 2002. These increases were partly offset by the decrease in credit insurance products as the transition from credit insurance products to debt protection administration programs continued and fees from debt protection administration programs did not fully compensate for the decrease in credit insurance premiums. See “Business — Operating Business Segments — Assurant Solutions — Consumer Protection Solutions.”

      Net investment income decreased by $13 million, or 6%, from $218 million in 2001 to $205 million in 2002. The average portfolio yield dropped 51 basis points from 6.36% in 2001 to 5.85% in 2002 due to the lower interest rate environment. This decrease was partially offset by the reinvestment of tax advantaged investments, such as preferred stock, low-income housing tax credit investments and tax-exempt municipal bonds, into higher yield taxable investments. Also, average allocated invested assets increased by approximately 2%.

      Fees and other income increased by $21 million, or 21%, from $98 million in 2001 to $119 million in 2002, including $13 million in additional fee income resulting from our credit insurance business transitioning to debt protection administration services.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $120 million, or 6%, from $2,084 million in 2001 to $2,204 million in 2002.

      Policyholder benefits increased by $115 million, or 18%, from $640 million in 2001 to $755 million in 2002. Consumer protection solutions benefits contributed $98 million of this increase due primarily to $36 million from the warranty and extended service contracts business and $24 million from an accidental death and disability product. The increase was partly offset by a decrease in benefits in credit insurance products, which related to the decrease in premiums resulting from the transition to debt protection administration products. The growth of our specialty property solutions product lines also contributed a further $17 million to the increase in policyholder benefits in 2002, including approximately $11 million of losses related to Hurricane Lili and Arizona wildfires. In 2001, we had approximately $10 million in losses related to tropical storm Allison.

      Selling, underwriting and general expenses increased by $5 million, or less than 1%, from $1,444 million in 2001 to $1,449 million in 2002. Commissions, taxes, licenses and fees contributed $21 million to the increase. The increase was primarily in our specialty property solutions business from the growth in the creditor-placed homeowners and manufactured housing homeowners insurance products. This increase was offset by a decrease in general expenses of $16 million primarily due to a non-recurring cost incurred in 2001.

Segment Income After Tax

      As a result of the foregoing, segment income after tax increased by $34 million, or 35%, from $98 million in 2001 to $132 million in 2002.

      Income taxes increased $25 million, or 62%, from $40 million in 2001 to $65 million in 2002. The increase was primarily due to a 43% increase in segment income before income tax. The majority of the remaining increase was due to an increase in our effective tax rate primarily due to our decision to reduce our ownership of tax-advantaged investments.

Assurant Health

Overview

      The table below presents information regarding Assurant Health’s segment results of operations:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions except
	membership data)
Revenues:
Net earned premiums and other considerations	$2,009	$1,834	$1,838
Net investment income	49	55	58
Fees and other income	33	23	14

Total revenues	2,091	1,912	1,910

Benefits, losses and expenses:
Policyholder benefits	(1,317)	(1,222)	(1,306)
Selling, underwriting and general expenses	(589)	(546)	(496)

Total benefits, losses and expenses	(1,906)	(1,768)	(1,802)

Segment income before income tax	185	144	108
Income taxes	(64)	(49)	(37)

Segment income after tax	$121	$95	$71

Loss ratio(1)	65.6%	66.6%	71.1%
Expense ratio(2)	28.9%	29.4%	26.8%
Combined ratio(3)	93.3%	95.2%	97.3%
Membership by product line (in thousands):
Individual	761	670	600
Small employer group	376	355	420

Total	1,137	1,025	1,020

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The combined ratio is equal to total benefits, losses and expenses divided by net earned premiums and other considerations and fees and other income.

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues increased by $179 million, or 9.0%, from $1,912 million for the year ended December 31, 2002, to $2,091 million for the year ended December 31, 2003.

      Net earned premiums and other considerations increased by $175 million, or 10%, from $1,834 million for the year ended December 31, 2002, to $2,009 million for the year ended December 31, 2003. Net earned premiums attributable to our individual health insurance business increased $156 million due to membership growth and premium rate increases. Net earned premiums attributable to our small employer group health insurance business increased $19 million primarily because we instituted premium rate increases in select small group markets to sufficiently price for the underlying medical costs of existing business and for anticipated future medical trends.

      Net investment income decreased by $6 million, or 11%, from $55 million for the year ended December 31, 2002, to $49 million for the year ended December 31, 2003. There was a 69 basis point decrease in yield on the investment portfolio from 6.43% for the year ended December 31, 2002, to 5.74% for the year ended December 31, 2003, due to the lower interest rate environment. Offsetting the decrease in yield was a 5% increase in average invested assets for the year ended December 31, 2003, over the comparable prior year period.

      Fees and other income increased by $10 million, or 43%, from $23 million for the year ended December 31, 2002, to $33 million for the year ended December 31, 2003, due to additional insurance policy fees and higher fee-based product sales in individual markets, such as sales of our non-insurance health access discount cards.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $138 million, or 8%, from $1,768 million for the year ended December 31, 2002, to $1,906 million for the year ended December 31, 2003.

      Policyholder benefits increased by $95 million, or 8%, from $1,222 million for the year ended December 31, 2002, to $1,317 million for the year ended December 31, 2003. This increase was consistent with the increase in net earned premiums and other considerations. The loss ratio improved 100 basis points from 66.6% for the year ended December 31, 2002, to 65.6% for the year ended December 31, 2003, primarily due to our risk management activities.

      Selling, underwriting and general expenses increased by $43 million, or 8%, from $546 million for the year ended December 31, 2002, to $589 million for the year ended December 31, 2003. Commissions increased by $33 million corresponding to an increase in first year net earned premiums over the prior year. Taxes, licenses and fees decreased by $6 million due to reduced premium tax rates on a portion of the medical premium. Amortization of deferred policy acquisition costs increased by $7 million due to higher sales of individual health insurance products beginning in 2000. General expenses increased by $9 million mainly due to additional spending to improve claims experience. The expense ratio improved 50 basis points from 29.4% for the year ended December 31, 2002, to 28.9% for the year ended December 31, 2003.

Segment Income After Tax

      Segment income after tax increased by $26 million, or 27%, from $95 million for the year ended December 31, 2002, to $121 million for the year ended December 31, 2003.

      Income taxes increased by $15 million, or 31%, from $49 million for the year ended December 31, 2002, to $64 million for the year ended December 31, 2003. The increase was consistent with the 28% increase in segment income before income tax during the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues remained virtually unchanged from 2001 to 2002, at $1,910 million in 2001 as compared to $1,912 million in 2002.

      Net earned premiums and other considerations also remained stable from 2001 to 2002, at $1,838 million in 2001 as compared to $1,834 million in 2002, with an increase of $142 million in 2002 in the net earned premiums attributable to our individual health insurance products being offset by a decrease of $146 million during such year in net earned premiums attributable to our small employer group health insurance products. Net earned premiums attributable to our individual health insurance business increased due to membership growth and premium rate increases. Net earned premiums attributable to our small employer group health insurance business decreased due to declining membership, partially offset by small employer group premium rate increases that we instituted in selected markets to adequately price for the underlying medical costs of existing business and for anticipated future medical trends.

      Net investment income decreased by $3 million, or 5%, from $58 million in 2001 to $55 million in 2002. There was a 96 basis point decrease in yield on the investment portfolio from 7.39% in 2001 to 6.43% in 2002 mainly due to the lower interest rate environment. Partially offset by the decrease in yield was a 7.7% increase in average allocated invested assets in 2002.

      Fees and other income increased by $9 million, or 64%, from $14 million in 2001 to $23 million in 2002 due to additional insurance policy fees and higher fee-based product sales in our individual health insurance business.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $34 million, or 2%, from $1,802 million in 2001 to $1,768 million in 2002.

      Policyholder benefits decreased by $84 million, or 6%, from $1,306 million in 2001 to $1,222 million in 2002. This decrease was principally due to a higher mix of individual health insurance business which had a lower loss ratio relative to small employer group health insurance business, primarily due to disciplined pricing and product design changes. The loss ratio improved 450 basis points from 71.1% in 2001 to 66.6% in 2002 due primarily to the higher mix of individual health insurance business, increased premium rates and product design changes.

      Selling, underwriting and general expenses increased by $50 million, or 10%, from $496 million in 2001 to $546 million in 2002. Taxes, licenses and fees increased by $5 million in 2002, or 13%, due to a change in the mix of business by state and legal entity, and the loss of favorable consolidated premium tax return benefits triggered by the disposition of FFG. The amortization of DAC increased by $21 million in 2002, or 49%, due to higher sales of individual health insurance products beginning in 2000. General expenses increased by $34 million in 2002, or 13%, due to investments in technology, higher employee compensation and additional spending to achieve loss ratio improvements. Partially offsetting these increases was a $10 million, or 7%, decrease in commissions due to a higher mix of first year individual health insurance business. Individual health insurance policy acquisition costs are deferred and amortized in subsequent years.

      The expense ratio increased by 260 basis points from 26.8% in 2001 to 29.4% in 2002. This increase was primarily attributable to the higher commissions on the mix of business in individual health insurance, investments in technology, higher employee compensation and additional spending to achieve loss ratio improvements.

Segment Income After Tax

      Segment income after tax increased by $24 million, or 34%, from $71 million in 2001 to $95 million in 2002.

      Income taxes increased by $12 million, or 32%, from $37 million in 2001 to $49 million in 2002. The increase was consistent with the 33% increase in segment income before income tax in 2002.

Assurant Employee Benefits

Overview

      The table below presents information regarding Assurant Employee Benefits’ segment results of operations:

	For the Year Ended
	December 31,

	2003	2002(4)	2001(4)

	(in millions)
Revenues:
Net earned premiums and other considerations	$1,256	$1,233	$934
Net investment income	140	148	144
Fees and other income	54	74	39

Total revenues	1,450	1,455	1,117

Benefits, losses and expenses:
Policyholder benefits	(921)	(945)	(738)
Selling, underwriting and general expenses	(433)	(422)	(316)

Total benefits, losses and expenses	(1,354)	(1,367)	(1,054)

Segment income before income tax	96	88	63
Income taxes	(34)	(31)	(22)

Segment income after tax	$62	$57	$41

Loss ratio(1)	73.3%	76.6%	79.0%
Expense ratio(2)	33.1%	32.3%	32.5%
Premium persistency ratio(3)	79.9%	79.9%	84.3%
Net earned premiums and other considerations by major product groupings:
Group dental	$539	$554	$257
Group disability	461	400	398
Group life	256	279	279

Total	$1,256	$1,233	$934

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The premium persistency ratio is equal to the rate at which existing business for all issue years at the beginning of the period remains in force at the end of the period. The calculations for the years ended December 31, 2002 and 2001 exclude DBD.
(4)	We acquired DBD on December 31, 2001 and CORE on July 12, 2001; therefore, the results of DBD and CORE are included in our Assurant Employee Benefits segment financial results beginning in 2002 and July 2001, respectively.

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues decreased by $5 million, less than 1%, from $1,455 million for the year ended December 31, 2002, to $1,450 million for the year ended December 31, 2003.

      Net earned premiums and other considerations increased by $23 million, or 2%, from $1,233 million for the year ended December 31, 2002, to $1,256 million for the year ended December 31, 2003. This increase was primarily due to $61 million of additional disability reinsurance premiums assumed from DRMS. Partially offsetting this increase was a $23 million decrease in group life net earned premiums, due to the non-renewal of certain unprofitable business and less new business due to continued pricing discipline. In addition, dental net earned premiums decreased by $15 million, driven by lower sales and the non-renewal of a large account. This resulted in an aggregate premium persistency of 79.9% for 2003, which was unchanged from 2002.

      Net investment income decreased by $8 million, or 5%, from $148 million for the year ended December 31, 2002, to $140 million for the year ended December 31, 2003. There was a 65 basis point decrease in yield on the investment portfolio from 7.04% for the year ended December 31, 2002 to 6.39% for the year ended December 31, 2003 due to the lower interest rate environment. Average invested assets increased by 8% from 2002 to 2003.

      Fees and other income decreased by $20 million, or 27%, from $74 million for the year ended December 31, 2002, to $54 million for the year ended December 31, 2003. The decrease was primarily due to lower fee revenue from CORE due to the sale of PRA.

Total Benefits, Losses and Expenses

      Total benefits, losses, and expenses decreased by $13 million, or 1%, from $1,367 million for the year ended December 31, 2002, to $1,354 million for the year ended December 31, 2003.

      Policyholder benefits decreased by $24 million, or 3%, from $945 million for the year ended December 31, 2002, to $921 million for the year ended December 31, 2003. The decrease was driven by favorable development in disability claims and lower claim volume due to the reduction in dental and group life net earned premiums. In addition, during the third quarter of 2003, we completed reserve studies for the group disability, group life, and group dental products, which concluded that, in the aggregate, these reserves were redundant. Adjustments were made to reserves to reflect current mortality and morbidity experience. In addition, the reserve discount rate on all claims was changed to reflect the continuing low interest rate environment. The net impact of these adjustments was a reduction in reserves of approximately $18 million. The benefits loss ratio improved from 76.6% in 2002 to 73.3% in 2003. Excluding the reserve release discussed above, the benefits loss ratio would have been 74.7% in 2003. This improvement was driven primarily by favorable disability experience.

      Selling, underwriting, and general expenses increased by $11 million, or 3%, from $422 million for the year ended December 31, 2002, to $433 million for the year ended December 31, 2003. The expense ratio increased from 32.3% in 2002, to 33.1% in 2003, primarily due to a $6.2 million write-down of previously capitalized software related to our new administration system.

Segment Income After Tax

      Segment income after tax increased by $5 million, or 9%, from $57 million for the year ended December 31, 2002 to $62 million for the year ended December 31, 2003.

      Income tax expense increased by $3 million, or 10%, from $31 million for the year ended December 31, 2002 to $34 million for the year ended December 31, 2003. The increase was consistent with the 9% increase in segment income before tax.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenues

      Total revenues increased by $338 million, or 30%, from $1,117 million in 2001 to $1,455 million in 2002, substantially all of which was attributable to the acquisition of DBD.

      Net earned premiums and other considerations increased by $299 million, or 32%, from $934 million in 2001 to $1,233 million in 2002. Excluding the $299 million increase in net earned premiums due to the acquisition of DBD, net earned premiums were unchanged at $934 million from 2001 to 2002, primarily because new business was offset by non-renewal of certain unprofitable business. An additional contributing factor was increased pressure on ancillary employee benefits provided by employer groups due to increased medical costs. Premium persistency (excluding the DBD acquisition) decreased by 440 basis points from 84.3% for 2001 to 79.9% for 2002 because of disciplined underwriting and reduced employment in renewed groups.

      Net investment income increased by $4 million from $144 million in 2001 to $148 million in 2002 mainly due to the DBD acquisition. This increase was offset in part by a decrease in investment yields by 36 basis points from 7.52% in 2001 to 7.16% in 2002 due to the lower interest rate environment.

      Fees and other income increased by $35 million, or 90%, from $39 million in 2001 to $74 million in 2002 primarily due to a full year of fee revenue from CORE, which was acquired on July 12, 2001. CORE fee revenue was $66 million in 2002, as compared to the half-year of revenue recorded in 2001 of $31 million.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $313 million, or 30%, from $1,054 million in 2001 to $1,367 million in 2002.

      Policyholder benefits increased by $207 million, or 28%, from $738 million in 2001 to $945 million in 2002. Excluding the $197 million increase related to the acquisition of DBD, policyholder benefits increased by $10 million, or 1%, driven by growth in group dental premiums. Our loss ratio improved 240 basis points from 79.0% in 2001 to 76.6% in 2002. Excluding the effect of the DBD acquisition, the loss ratio in 2002 was 80.1%, which was higher than in 2001 due to slight deterioration in group dental and group life experience.

      Selling, underwriting and general expenses increased by $106 million, or 34%, from $316 million in 2001 to $422 million in 2002 primarily due to the DBD and CORE acquisitions. The expense ratio was virtually unchanged between 2001 and 2002.

Segment Income After Tax

      Segment income after tax increased by $16 million, or 39%, from $41 million in 2001 to $57 million in 2002.

      Income taxes increased by $9 million, or 41%, from $22 million in 2001 to $31 million in 2002. The increase was consistent with the 40% increase in segment income before income tax.

Assurant PreNeed

Overview

      The table below presents information regarding Assurant PreNeed’s segment results of operations:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Revenues:
Net earned premiums and other considerations	$529	$538	$507
Net investment income	188	184	179
Fees and other income	5	5	3

Total revenues	722	727	689

Benefits, losses and expenses:
Policyholder benefits	(521)	(513)	(486)
Selling, underwriting and general expenses	(146)	(137)	(120)

Total benefits, losses and expenses	(667)	(650)	(606)

Segment income before income tax	55	77	83
Income taxes	(19)	(27)	(29)

Segment income after tax	$36	$50	$54

Net earned premiums and other considerations by channel:
AMLIC	$283	$293	$278
Independent	246	245	229

Total	$529	$538	$507

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues decreased by $5 million, or 1%, from $727 million for the year ended December 31, 2002, to $722 million for the year ended December 31, 2003.

      Net earned premiums and other considerations decreased by $9 million, or 2%, from $538 million for the year ended December 31, 2002, to $529 million for the year ended December 31, 2003. The decrease was primarily due to a $10 million decline in our AMLIC channel which was caused by a 24% drop in new face sales from SCI, AMLIC’s principal customer.

      Net investment income increased by $4 million, or 2%, from $184 million for the year ended December 31, 2002, to $188 million for the year ended December 31, 2003. A 8% increase in average invested assets was offset by a 34 basis point decrease in the annualized investment yield, which was 6.91% at December 31, 2002 compared to 6.57% at December 31, 2003. The increase in average invested assets was due to a larger inforce block of business. The rate decline reduced net investment income by $10 million over the comparable prior year period. The decline in yields was due to the lower interest rate environment and the restructuring of the portfolio in 2002 to improve credit quality.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $17 million, or 3%, from $650 million for the year ended December 31, 2002, to $667 million for the year ended December 31, 2003.

      Policyholder benefits increased by $8 million, or 2%, from $513 million for the year ended December 31, 2002, to $521 million for the year ended December 31, 2003. This increase is due to the increase in business written and other factors. A portion of our pre-funded funeral insurance policies use a Consumer Price Index rate credited on policies. The Consumer Price Index rate increased from 1.97% in 2002 to 2.40% in 2003. This increased policyholder benefits by $2 million in 2003. In addition, benefit expense increased $4 million over 2002 levels related to higher customer utilization of an early pay off feature that allows conversions from limited pay policies to single pay policies.

      Selling, underwriting and general expenses increased by $9 million, or 7%, from $137 million for the year ended December 31, 2002, to $146 million for the year ended December 31, 2003. Amortization of DAC and VOBA expense increased $9 million for the year ended December 31, 2003, principally due to a larger in force block of business. Overall general operating expenses before deferral of costs declined $2 million over the comparable prior year period due to expense control. This reduction includes a $0.7 million charge associated with restructuring of the sales force in our independent division. Non deferrable general operating expenses were even with the prior year.

Segment Income After Tax

      Segment income after tax decreased by $14 million, or 28%, from $50 million for the year ended December 31, 2002, to $36 million for the year ended December 31, 2003. This decrease was caused primarily by smaller spreads between investment income earned and the fixed benefits credited to policyholders, increased growth credited on the Consumer Price Index block of business and higher utilization of the early pay off feature.

      Income taxes decreased by $8 million, or 30%, from $27 million for the year ended December 31, 2002, to $19 million for the year ended December 31, 2003, which was consistent with the 28% decrease in segment income before tax.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $38 million, or 6%, from $689 million in 2001 to $727 million in 2002.

      Net earned premiums and other considerations increased by $31 million, or 6%, from $507 million in 2001 to $538 million in 2002. The increase was driven by a $15 million increase in net earned premiums in 2002 in our AMLIC channel due to an increase in the average size of the policies sold and increased earned premiums from the independent channel due to increased sales through expansion of pre-need counselors. Policy size increased due to a change in packaging of funerals sold by SCI.

      Net investment income increased by $5 million, or 3%, from $179 million in 2001 to $184 million in 2002. An 8% increase in average allocated invested assets in 2002 resulting from the growth in force policies resulted in additional investment income in 2002. Offsetting the increase in invested assets was a 34 basis point decrease in yield on the investment portfolio from 7.25% in 2001 to 6.91% in 2002 due to the lower interest rate environment and restructuring of the investment portfolio to enhance credit quality. The decline in yields reduced investment income in 2002.

      Fees and other income increased by $2 million, or 66%, from $3 million in 2001 to $5 million in 2002.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $44 million, or 7%, from $606 million in 2001 to $650 million in 2002.

      Policyholder benefits increased by $27 million, or 6%, from $486 million in 2001 to $513 million in 2002. The increase in policyholder benefits was consistent with the increase in business written, partially offset by other factors. A portion of our pre-funded funeral insurance policies uses a Consumer Price Index rate as a growth rate credited on policies. The Consumer Price Index rate decreased from 3.36% in 2001 to 1.97% in 2002. This reduced policyholder benefits by $6 million in 2002. In addition, benefit expense increased by

$3 million from 2001 to 2002 related to higher customer utilization of an early pay off feature that allows conversion from limited pay policies to single pay policies.

      Selling, underwriting and general expenses increased by $17 million, or 14%, from $120 million in 2001 to $137 million in 2002. The primary reason for the increase was an increase in amortization of DAC and VOBA of $12 million in 2002, as a result of the increased sales of single pay policies versus plans paid over a three-, five- and ten-year period. The acquisition costs on single pay policies are amortized in the year of issue, thus causing the increase in expense levels in 2002 over 2001. All other expenses increased by $5 million in 2002 from 2001 due primarily to the increase in premiums. Our mix of business has been moving toward more single pay policies relative to multi-pay policies increasing our expenses in any given year.

Segment Income After Tax

      Segment income after tax decreased by $4 million, or 7%, from $54 million in 2001 to $50 million in 2002. This was caused primarily by smaller spreads between our investment yields and rates we credited to our policyholders. Also, profits were lower due to higher utilization of the early pay off feature described above and higher mortality, offset by the lower Consumer Price Index credited growth.

      Income taxes decreased by $2 million, or 7%, from $29 million in 2001 to $27 million in 2002, which was largely consistent with the 7% decrease in segment income before income tax.

Corporate and Other

Overview

      The Corporate and Other segment includes activities of the holding company, financing expenses, net realized gains (losses) on investments, interest income earned from short-term investments held and interest income from excess surplus of insurance subsidiaries not allocated to other segments. The Corporate and Other segment includes the results of operations of FFG, from January 1, 2001 to March 31, 2001 (the period prior to its disposition). The Corporate and Other segment also includes the amortization of deferred gains associated with the sales of FFG and LTC through reinsurance agreements as described above.

      The table below presents information regarding Corporate and Other’s segment results of operations:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Revenues:
Net earned premiums and other considerations	$—	$—	$58
Net investment income	43	40	112
Net realized gains (losses) on investments	2	(118)	(119)
Amortization of deferred gains on disposal of businesses	68	80	68
Gain on disposal of businesses	—	11	62
Fees and other income	11	25	67

Total revenues	124	38	248

Benefits, losses and expenses:
Policyholder benefits	—	—	(70)
Selling, underwriting and general expenses	(69)	(55)	(120)
Interest expense	(1)	—	(14)
Distributions on mandatorily redeemable preferred securities of subsidiary trusts	(113)	(118)	(118)
Interest premiums on redemption of mandatorily redeemable preferred securities of subsidiary trusts	(206)	—	—

Total benefits, losses and expenses	(389)	(173)	(322)

Segment income before income tax	(265)	(135)	(74)
Income taxes	99	61	21

Segment income after tax	$(166)	$(74)	$(53)

      As of December 31, 2003, we had approximately $393 million (pre-tax) of deferred gains that had not yet been amortized. We expect to amortize deferred gains from dispositions through 2031. The deferred gains are being amortized in a pattern consistent with the expected future reduction of the in force blocks of business ceded to The Hartford and John Hancock. This reduction is expected to be more rapid in the first few years after sale and to be slower as the liabilities in the blocks decrease.

      The Corporate and Other segment’s financial results were affected by the April 2, 2001 sale of FFG. Below are the results of FFG that have been included in the Corporate and Other segment from January 1, 2001 through March 31, 2001.

January 1 through
March 31,
2001

(in millions)
Revenues:
Net earned premiums	$49
Net investment income	32
Fees and other income	65

Total revenues	146

Benefits, losses and expenses:
Policyholder benefits	(48)
Selling, underwriting and general expenses	(86)

Total benefits, losses and expenses	(134)

Income before income tax	12
Income taxes	(4)

Income after tax	$8

Year Ended December 31, 2003 Compared to December 31, 2002

Total Revenues

      Total revenues increased by $86 million, or 226%, from $38 million for the year ended December 31, 2002, to $124 million for the year ended December 31, 2003.

      Net investment income increased by $3 million, or 8%, from $40 million for the year ended December 31, 2002, to $43 million for the year ended December 31, 2003.

      Net realized gains (losses) on investments improved by $120 million, or 102%, from net realized losses of $118 million for the year ended December 31, 2002, to net realized gains of $2 million for the year ended December 31, 2003. In 2003, we had other than temporary impairments of $20 million as compared to $85 million for the year ended December 31, 2002. There were no individual impairments of available for sale securities in excess of $10 million in 2003. Impairments on available for sale securities in excess of $10 million in 2002 consisted of an $18 million writedown of fixed maturity investments in NRG Energy, a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom. Excluding the effects of other-than-temporary impairments, we recorded an increase in net realized gains of $55 million.

      Amortization of deferred gain on disposal of businesses decreased by $12 million, or 15%, from $80 million for the year ended December 31, 2002, to $68 million for the year ended December 31, 2003. This decrease was consistent with the run-off of the businesses ceded to The Hartford and John Hancock.

      Gains on disposal of businesses decreased by $11 million, or 100%, from $11 million for the year ended December 31, 2002, to zero for the year ended December 31, 2003. On June 28, 2002, we sold our investment in NHP, which resulted in pre-tax gains of $11 million.

      Fees and other income decreased by $14 million, or 56%, from $25 million for the year ended December 31, 2002, to $11 million for the year ended December 31, 2003. The decrease was primarily due to $15 million of income recognized in 2002 associated with a settlement true-up of a 1999 sale of a small block of business to a third party and reversal of bad debt allowances due to successful collection of receivables that had been previously written off.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $216 million, or 125%, from $173 million for the year ended December 31, 2002, to $389 million for the year ended December 31, 2003.

      Selling, underwriting and general expenses increased by $14 million, or 25%, from $55 million for the year ended December 31, 2002, to $69 million for the year ended December 31, 2003. This increase was primarily due to $14 million of consulting and compensation expenses incurred in 2003, related to our initial public offering in February 2004.

      Distributions on preferred securities of subsidiary trusts decreased by $5 million, or 4%, from $118 million for the year ended December 31, 2002, to $113 million for the year ended December 31, 2003. We redeemed $1,250 million of our mandatorily redeemable preferred securities of subsidiary trusts in mid-December 2003, resulting in lower expenses. We redeemed the remaining $196 million of mandatorily redeemable preferred securities of subsidiary trusts in January 2004. As a result of the early extinguishment of all the mandatorily redeemable preferred securities of subsidiary trusts we incurred $206 million of interest premiums for the year ended December 31, 2003 compared to zero recognized in 2002.

Segment Loss After Tax

      Segment loss after tax increased by $92 million, or 124%, from $74 million in 2002 to $166 million in 2003. This change was primarily due to the $206 million of interest premiums incurred related to early extinguishment of mandatorily redeemable preferred securities of subsidiary trusts, partially offset by the favorable $120 million change in net realized capital gains (losses) on investments.

      Income tax benefit increased by $38 million, or 62%, from $61 million in 2002 to $99 million in 2003. The change in the income tax benefit was consistent with the change in segment loss before income tax. In 2002 we also recognized the release of approximately $13 million of previously provided tax accruals, which were no longer considered necessary based on the resolution of certain domestic tax matters.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues decreased by $210 million, or 85%, from $248 million in 2001 to $38 million in 2002.

      Net earned premiums and other considerations decreased by $58 million, or 100%, from $58 million in 2001 to zero in 2002 due to the sale of FFG.

      Net investment income decreased by $72 million, or 64%, from $112 million in 2001 to $40 million in 2002. Excluding the $32 million reduction in investment income from the sale of FFG, net investment income decreased in 2002 as a result of a decrease in invested assets because we paid down debt and acquired CORE and DBD.

      Net realized losses on investments decreased by $1 million, or 1%, from $119 million in 2001 to $118 million in 2002. In 2002, we had other-than-temporary impairments of $85 million, as compared to $78 million in 2001. Impairments of available for sale securities in excess of $10 million in 2002 consisted of an $18 million writedown of fixed maturity investments in NRG Energy, a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron.

      Amortization of deferred gain on disposal of businesses increased by $12 million, or 18%, from $68 million in 2001 to $80 million in 2002, mainly due a to full year of amortization of the deferred gain on the sale of FFG as compared to nine months of amortization in 2001.

      Gains on disposal of businesses decreased by $51 million, or 82%, from $62 million in 2001 to $11 million in 2002. This decrease was due to the sale of FFG’s mutual fund operations. Also, on June 28, 2002, we sold our investment in NHP, which resulted in pre-tax gains of $11 million in 2002.

      Fees and other income decreased by $42 million, or 63%, from $67 million in 2001 to $25 million in 2002. Excluding the $65 million reduction in other income due to the sale of FFG, fees and other income increased by $23 million in 2002 mainly due to approximately $15 million of income associated with a settlement true- up of a 1999 sale of a small block of business to a third party and reversal of bad debt allowances due to successful collection of receivables that had been previously written off.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $149 million, or 46%, from $322 million in 2001 to $173 million in 2002.

      Policyholder benefits decreased by $70 million, or 100%, from $70 million in 2001 to zero in 2002. The decrease was entirely due to the sale of FFG.

      Selling, underwriting and general expenses decreased by $65 million, or 54%, from $120 million in 2001 to $55 million in 2002. Excluding the $86 million reduction in selling, underwriting and general expenses attributable to the sale of FFG, these expenses increased by $21 million from 2001 to 2002.

      Interest expense decreased by $14 million, or 100%, from $14 million in 2001 to zero in 2002. We used a portion of the FFG sale proceeds to repay $225 million of debt owed to Fortis Finance.

      Distributions on preferred securities of subsidiary trusts in 2002 remained unchanged from 2001 at $118 million.

Segment Loss After Tax

      Segment loss after tax increased by $21 million, or 40%, from a $53 million loss in 2001 to a $74 million loss in 2002, primarily due to the sale of FFG.

      Income taxes increased by $40 million, or 190%, from $21 million in 2001 to $61 million in 2002. Excluding the $4 million reduction in income tax expenses due to the sale of FFG, income tax benefit increased by $44 million in 2002. The change in the income tax benefit was largely consistent with the increase in segment losses before income tax. In 2002, we also recognized the release of approximately $13 million of previously provided tax accruals, which were no longer considered necessary based on the resolution of certain domestic tax matters.

Investments

      The following table shows the carrying value of our investments by type of security as of the dates indicated:

	As of		As of		As of
	December 31,		December 31,		December 31,
	2003		2002		2001

	(in millions)
Fixed maturities	$8,729	80%	$8,036	80%	$7,630	79%
Equity securities	456	4	272	3	247	3
Commercial mortgage loans on real estate	933	9	842	8	869	9
Policy loans	68	1	69	1	68	1
Short-term investments	276	2	684	7	627	6
Other investments	462	4	181	1	209	2

Total investments	$10,924	100%	$10,084	100%	$9,650	100%

      Of our fixed maturity securities shown above, 70% and 75% (based on total fair value) were invested in securities rated “A” or better as of December 31, 2003 and December 31, 2002, respectively. As interest rates decrease, the market value of fixed maturity securities increases.

      The following table provides the cumulative net unrealized gains (pre-tax) on fixed maturity securities and equity securities as of the dates indicated:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2003	2002	2001

	(in millions)
Fixed maturities:
Amortized cost	$8,230	$7,631	$7,471
Net unrealized gains	499	405	159

Fair value	$8,729	$8,036	$7,630

Equities:
Cost	$437	$265	$243
Net unrealized gains	19	7	4

Fair value	$456	$272	$247

      Net unrealized gains on fixed maturity securities increased by $94 million, or 23%, from December 31, 2002 to December 31, 2003. The increase in net unrealized gains was primarily due to the decline in investment grade corporate securities yield spreads combined with an increase in Treasury yields. Spreads on investment grade corporate securities fell by approximately 119 basis points while yields on 10-year Treasury securities increased by 44 basis points between December 31, 2002 and December 31, 2003.

      Net unrealized gains on fixed maturity securities increased by $246 million, or 155%, from December 31, 2001 to December 31, 2002. This reflected the impact of declining market interest rates. Yields on 10-year U.S. Treasury bonds decreased by 121 basis points from 5.03% at December 31, 2001, to 3.82% at December 31, 2002.

      Net unrealized gains on equity securities increased by $12 million, or 171%, from December 31, 2002, to December 31, 2003 and by $3 million, or 75%, from December 31, 2001 to December 31, 2002.

Reserves

      The following table presents reserve information as of the dates indicated:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2003	2002	2001

	(in millions)
Future policy benefits and expenses	$6,235	$5,807	$5,547
Unearned premiums	3,134	3,208	3,267
Claims and benefits payable	3,513	3,374	3,250

Total policy liabilities	$12,882	$12,389	$12,064

      Future policy benefits and expenses increased by $428 million, or 7%, from December 31, 2002 to December 31, 2003 and by $260 million, or 5%, from December 31, 2001 to December 31, 2002. The main contributing factor to these increases was growth in underlying business.

      Unearned premiums decreased by $74 million, or 2%, from December 31, 2002 to December 31, 2003 and by $59 million, or 2%, from December 31, 2001 to December 31, 2002. The decrease is primarily driven by the run-off of our credit life and disability contracts, offset by growth in other short duration contracts.

      Claims and benefits payable increased by $139 million, or 4%, from December 31, 2002 to December 31, 2003 and increased by $124 million, or 4%, from December 31, 2001 to December 31, 2002. The main contributing factor to these increases was growth in underlying business.

      The following table provides reserve information by our major lines of business for the years ended December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002

	Future			Future
	Policy		Claims and	Policy		Claims and
	Benefits and	Unearned	Benefits	Benefits and	Unearned	Benefits
	Expenses	Premiums	Payable	Expenses	Premiums	Payable

	(in millions)
Long Duration Contracts:
Pre-funded funeral life insurance policies and investment-type annuity contracts	$2,276	$3	$14	$1,991	$3	$15
Life insurance no longer offered	688	1	4	693	1	5
Universal life and annuities no longer offered	322	1	17	334	1	12
FFG and LTC disposed businesses	2,744	48	177	2,619	48	139
All other	205	57	151	170	75	167
Short Duration Contracts:
Group term life	—	13	394	—	11	457
Group disability	—	4	1,375	—	4	1,299
Medical	—	67	266	—	43	202
Dental	—	7	39	—	8	44
Property and warranty	—	1,149	621	—	1,135	536
Credit life and disability	—	759	403	—	1,074	445
Extended service contracts	—	1,023	18	—	803	16
All other	—	2	34	—	2	37

Total policy liabilities	$6,235	$3,134	$3,513	$5,807	$3,208	$3,374

      For a description of our reserving methodology, see Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Long Duration

      The following discusses the reserving process for our major long duration product line.

Pre-Funded Funeral Life Insurance

      Reserves for future policy benefits are recorded as the present value of future benefits to policyholders and related expenses less the present value of future net premiums. Reserve assumptions are selected using best estimates for expected investment yield, inflation, mortality and withdrawal rates. These assumptions reflect current trends, are based on Company experience and include provision for possible unfavorable deviation. An unearned premium reserve is also recorded which represents the balance of the excess of gross premiums over net premiums that is still to be recognized in future years’ income in a constant relationship to insurance in force.

      Loss recognition testing is performed annually. Such testing involves the use of best estimate assumptions to determine if the net liability position (all liabilities less DAC) exceeds the minimum liability needed. Any premium deficiency would first be addressed by removing the provision for adverse deviation. To the extent a premium deficiency still remains, it would be recognized immediately by a charge to the statement of operations and a corresponding reduction in DAC. Any additional deficiency would be recognized as a premium deficiency reserve.

      Historically, loss recognition testing has not resulted in an adjustment to DAC or reserves. Such adjustments would occur only if economic or mortality conditions significantly deteriorated.

Short Duration

      For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case reserves for known but unpaid claims as of the balance sheet date; (2) IBNR reserves for claims where the insured event has occurred but has not been reported to us as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims. Periodically, we review emerging experience and make adjustments to our case reserves and assumptions where necessary. Below are further discussions on the reserving process for our major short duration products.

Group Disability and Group Term Life

      Case or claim reserves are set for active individual claims on group disability policies and for disability waiver of premium benefits on group term life policies. Assumptions considered in setting such reserves include disabled life mortality and claim termination rates (the rates at which disabled claimants come off claim, either through recovery or death), claim management practices, awards for social security and other benefit offsets and yield rates earned on assets supporting the reserves. Group long-term disability and group term life waiver of premium reserves are discounted because the payment pattern and ultimate cost are fixed and determinable on an individual claim basis.

      Factors considered when setting IBNR reserves include patterns in elapsed time from claim incidence to claim reporting, and elapsed time from claim reporting to claim payment.

      Key sensitivities for group long-term disability claim reserves include the discount rate and claim termination rates. If the discount rate were reduced (or increased) by 100 basis points, reserves at December 31, 2003 would be approximately $52 million higher (or lower). If claim termination rates were 10% lower (or higher) than currently assumed, reserves at December 31, 2003 would be approximately $38 million higher (or lower).

      The discount rate is also a key sensitivity for group term life waiver of premium reserves. If the discount rate were reduced (or increased) by 100 basis points, reserves at December 31, 2003 would be approximately $13 million higher (or lower).

      As set forth in Note 15 of the Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001, Group Disability incurred losses related to prior years were approximately $53 million more, $3 million less and $7 million less than the reserves that were previously estimated for the years ended December 31, 2003, 2002 and 2001, respectively. Group Disability reserves are estimated based on claims incurred in several prior years. The Group Disability reserve deficiency in 2003, and its related upward revision reflects the result of reserve adequacy studies concluded in the third quarter of 2003. Based on results of those studies, reserves were increased by $44 million, almost all of which was attributable to a reduction in the discount rate to reflect current yields on invested assets. The Group Disability reserve redundancies in 2002 and 2001, which were less than 1% of prior year reserves, arose as a result of our actual claim recovery rates exceeding those assumed in our beginning-of-year case reserves, after taking into account an offset of one less year of discounting reflected in the Company’s end-of-year case reserves.

      As set forth in Note 15 of the Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001, Group Term Life incurred losses related to prior years were approximately $93 million, $29 million and $35 million less than the reserves that were previously estimated for the years ended December 31, 2003, 2002 and 2001, respectively. A significant portion of the Group Term Life reserve is related to waiver of premium reserves for disabled claimants. Group Term Life waiver of premium reserves are estimated based on claims incurred in several prior years.

      Reductions in the Group Term Life reserves reflected the results of reserve adequacy studies conducted in the third quarter of 2003. Based on the results of those studies, reserves were reduced by $59 million. The change in estimate reflects an increase in the discount rate, lower mortality rates and higher recovery rates. These changes were made to reflect current yields on invested assets, and recent mortality and recovery experience. Another portion of the Group Term Life reserve redundancies in all years described above, was caused by actual mortality rates being lower than assumed in our beginning-of-year reserves and recovery rates being higher than assumed in our beginning-of-year waiver of premium reserves. The remaining redundancy and related downward revision were due to shorter-than-expected lags between incurred claim dates and paid claim dates. These amounts were offset by one less year of discounting reflected in the Company’s end-of-year waiver of premium reserves.

      The conclusion of the reserve studies determined that, in the aggregate, the reserves were redundant. The reserve discount rate on all claims was changed to reflect the continuing low interest rate environment. The net impact of these adjustments was a reduction in reserves of approximately $18 million, which includes $3 million of reserve release relating to the group dental business.

Medical

      IBNR reserves represent the largest component of reserves estimated for claims and benefits payable in our Medical line of business, and we use a number of methods in their estimation, including the loss development method and the projected claim method for recent claim periods. We use several methods in our Medical line of business because of the limitations of relying exclusively on a single method.

      A key sensitivity is the loss development factors used. Loss development factors selected take into consideration claims processing levels, claims under case management, medical inflation, seasonal effects, medical provider discounts and product mix. A 1% reduction (or increase) to the loss development factors for the most recent four months would result in approximately $22 million higher (or lower) reserves at December 31, 2003. Our historical claims experience indicates that approximately 85% of medical claims are paid within four months of the incurred date.

      As set forth in Note 15 of the Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001, actual losses incurred in our Medical business related to prior years were $58 million, $43 million and $48 million less than previously estimated for the years ended December 31, 2003, 2002 and 2001, respectively. Due to the short-tail nature of this business, these developments relate to claims incurred in the preceding year (i.e., in 2002, 2001 and 2000, respectively). The redundancies in our Medical line of business, and the related downward revisions in our Medical reserve estimates, were caused by our claims developing more favorably than expected. Our actual claims experience reflected lower medical provider utilization and lower medical inflation than assumed in our prior-year pricing and reserving processes. The differences in actual versus best estimate paid claim lag rates, medical provider utilization and medical inflation reflect experience gains, which are recognized in the period the gains emerge.

      None of the changes in incurred claims from prior years in our Medical line of business, and the related downward revisions in our Medical estimated reserves, were attributable to any change in our reserve methods or assumptions.

Property and Warranty

      Our Property and Warranty line of business includes creditor-placed homeowners, manufactured housing homeowners, credit property, credit unemployment and warranty insurance and some longer-tail coverages which we no longer write (e.g. asbestos, environmental, other general liability and personal accident). Our Property and Warranty loss reserves consist of case reserves and bulk reserves. Bulk reserves consist of IBNR and development on case reserves. The method we most often use in setting our Property and Warranty bulk reserves is the loss development method. Under this method, we estimate ultimate losses for each accident period by multiplying the current cumulative losses by the appropriate loss development factor. We then calculate the bulk reserve as the difference between the estimate of ultimate losses and the current case-incurred losses (paid losses plus case reserves). We select loss development factors based on a review of historical averages, and we consider recent trends and business specific matters such as current claims payment practices.

      We may use other methods depending on data credibility and product line. We use the estimates generated by the various methods to establish a range of reasonable estimates. The best estimate of reserves is selected from the middle to upper end of third quartile of the range of reasonable estimates.

      As set forth in Note 15 of the Notes to Consolidated Financial Statements for the periods ended December 31, 2003, 2002 and 2001, actual losses incurred in our Property and Warranty lines of business related to prior years were $13 million less, $2 million more and $27 million less than previously estimated for the years ended December 31, 2003, 2002 and 2001, respectively. The redundancy in our Property and Warranty lines of business, and the related downward revisions in our estimated reserves in 2001 occurred mostly in our credit unemployment and credit property insurance coverages, whereas the other coverages showed immaterial adjustments to prior years’ incurred losses. The small deficiency in 2002 largely reflected a shift in the mix of business away from the credit property and unemployment product lines. In addition, an increase in the claim frequency of unemployment contributed to additional development and the small deficiency experienced in 2002. In 2003, unemployment claim frequencies stabilized, resulting in a modest redundancy. These changes reflect experience gains and losses from actual claim frequencies differing from the best estimate claim frequencies, and differences in actual versus best estimate paid claim lag rates. Such gains and losses are recognized in the periods they emerge.

      For the longer-tail Property and Warranty coverages (e.g., asbestos, environmental, other general liability and personal accident), there were no changes in estimated amounts for incurred claims in prior years for all years.

      None of the changes in incurred claims from prior years, and the related downward revisions in estimated reserves, was attributable to any change in our reserve methods or assumptions.

      Most of our credit insurance business is written on a retrospective commission basis, which permits Assurant Solutions to adjust commissions based on claims experience. Thus, any adjustment to prior years’ incurred claims in this line of business is largely offset by a change in contingent commissions which is included in the selling, underwriting and general expenses line in the results of operations.

Reinsurance

      The following table sets forth our reinsurance recoverables as of the dates indicated:

	As of	As of
	December 31,	December 31,
	2003	2002

	(in millions)
Reinsurance recoverables	$4,445	$4,650

      Reinsurance recoverables decreased by $205 million, or 4%, from December 31, 2002 to December 31, 2003. We have used reinsurance to exit certain businesses, such as the dispositions of FFG and LTC. The reinsurance recoverables relating to these dispositions amounted to $2,410 million at December 31, 2003 and $2,255 million at December 31, 2002.

      In the ordinary course of business, we are involved in both the assumption and cession of reinsurance with non-affiliated companies. The following table provides details of the reinsurance recoverables balance for the years ended December 31:

	2003	2002

	(in millions)
Ceded future policyholder benefits and expense	$2,551	$2,452
Ceded unearned premium	971	1,277
Ceded claims and benefits payable	788	744
Ceded paid losses	135	177

Total	$4,445	$4,650

      We utilize ceded reinsurance for loss protection and capital management, business dispositions and, in Assurant Solutions, for client risk and profit sharing.

Loss Protection and Capital Management

      As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments, including significant individual or catastrophic claims, and to free up capital to enable us to write additional business.

      For those product lines where there is exposure to catastrophes, we closely monitor and manage the aggregate risk exposure by geographic area, and we have entered into reinsurance treaties to manage exposure to these types of events.

      Under indemnity reinsurance transactions in which we are the ceding insurer, we remain liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, we have control procedures to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as developing strong relationships with our reinsurers for the sharing of risks.

Business Dispositions

      We have used reinsurance to exit certain businesses, such as the dispositions of FFG and LTC. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business segments that we retained. Assets backing liabilities ceded relating to these businesses are held in trusts, and the separate accounts relating to FFG are still reflected in our balance sheet.

      The reinsurance recoverable from The Hartford was $1,537 million and $1,558 million as of December 31, 2003 and 2002, respectively. The reinsurance recoverable from John Hancock was $873 million and $697 million as of December 31, 2003 and 2002, respectively. We would be responsible for administering this business and funding policyholder liabilities in the event of a default by reinsurers.

Assurant Solutions Segment Client Risk and Profit Sharing

      The Assurant Solutions segment writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

      A substantial portion of Assurant Solutions’ reinsurance activities are related to agreements to reinsure premiums and risk related to business generated by certain clients to the clients’ captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. Through these arrangements, our insurance subsidiaries share some of the premiums and risk related to client-generated business with these clients. When the reinsurance companies are not authorized to do business in our insurance subsidiary’s domiciliary state, our insurance subsidiary generally obtains collateral, such as a trust or a letter of credit, from the reinsurance company or its affiliate in an amount equal to the outstanding reserves to obtain full financial credit in the domiciliary state for the reinsurance. Our reinsurance agreements do not relieve us from our direct obligation to our insured. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed in the reinsurance agreements. To minimize our exposure to reinsurance insolvencies, we evaluate the financial condition of our reinsurers and hold substantial collateral (in the form of funds, trusts and letters of credit) as security under the reinsurance agreements. See “—Quantitative and Qualitative Disclosures about Market Risk— Credit Risk.”

Liquidity and Capital Resources

      Assurant, Inc. is a holding company, and as such, has limited direct operations of its own. Our holding company assets consist primarily of the capital stock of our subsidiaries. Accordingly, our future cash flows depend upon the availability of dividends and other statutorily permissible payments from our subsidiaries, such as payments under our tax allocation agreement and under management agreements with our subsidiaries. The ability to pay such dividends and to make such other payments will be limited by applicable laws and regulations of the states in which our subsidiaries are domiciled, which subject our subsidiaries to significant regulatory restrictions. The dividend requirements and regulations vary from state to state and by type of insurance provided by the applicable subsidiary. These laws and regulations require, among other things, our insurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay to the holding company. Solvency regulations, capital requirements and rating agencies are some of the factors used in determining the amount of capital used for dividends. For 2003, the maximum amount of distributions our subsidiaries could pay under applicable laws and regulations without prior regulatory approval was $290 million. As a result of, among other things, statutory accounting for our sales of businesses, we believe that our maximum will be significantly lower for 2004. For a discussion of the various restrictions on the ability of our subsidiaries to pay dividends to us, please see “Regulation”.

      Dividends and other interest income paid by our subsidiaries totaled $99.5 million for the year ended December 31, 2003, $186.5 million for the year ended December 31, 2002 and $615.4 million for the year ended December 31, 2001. Figures for 2001 were higher due to a gain on the sale of FFG. We used these cash inflows primarily to pay expenses, to perform other acquisitions, to make interest payments on indebtedness and to make dividend payments to our stockholders.

      The primary sources of funds for our subsidiaries consist of premiums and fees collected, the proceeds from the sales and maturity of investments and investment income. Cash is primarily used to pay insurance claims, agent commissions, operating expenses and taxes. We generally invest our subsidiaries’ excess funds in order to generate income.

      Historically, Fortis has maintained a $1 billion commercial paper facility that we have been able to access (via intercompany loans) for up to $750 million. We use the commercial paper facility to cover any cash shortfalls, which may occur from time to time. During 2003, we accessed $75 million of this facility for 3 days in connection with the extinguishment of our mandatorily redeemable preferred securities of subsidiary trusts. We had no commercial paper borrowings during the year ended December 31, 2002. In 2001, $217 million in commercial paper was issued and redeemed. There was no outstanding commercial paper at year-end 2001. In connection with our separation from Fortis, we no longer have access to this facility.

      In March 2004, we established a $500 million commercial paper program, which will be available for working capital and other general corporate purposes. Our subsidiaries do not maintain commercial paper or other borrowing facilities at the subsidiary level. This program is backed up by a $500 million senior revolving credit facility with a syndicate of banks arranged by Banc One Capital Markets, Inc. and Citigroup Global Market, Inc., which was established on January 30, 2004. The revolving credit facility is unsecured and is available until February 2007, so long as we are not in default. This facility is also available for general corporate purposes, but to the extent used thereto, would be unavailable to back up the commercial paper program.

      The revolving credit facility contains restrictive covenants. The terms of the revolving credit facility also require that we maintain certain specified minimum ratios or thresholds. As of May 4, 2004 we are in compliance with all covenants and we maintain all specified minimum ratios and thresholds.

      In December 2003, we entered into two senior bridge credit facilities of $650 million and $1,100 million. The aggregate indebtedness of $1,750 million under the facility was in connection with the extinguishment of our mandatorily redeemable preferred securities of subsidiary trusts.

      On February 5, 2004, we received a $725.5 million capital contribution from Fortis simultaneously with the closing of our initial public offering. The proceeds from that contribution were used to repay the $650 million of outstanding indebtedness under the senior bridge credit facility and $75.5 million of outstanding indebtedness under the $1,100 million senior bridge credit facility. In addition, we repaid a portion of the $1,100 million senior bridge credit facility with $49.5 million in cash.

      On February 18, 2004, we issued two series of senior notes in an aggregate principal amount of $975 million, which are referred to in this prospectus as the restricted notes. The first series is $500 million in principal amount, bears interest at 5.625% per year and is payable in a single installment due February 15,

2014. The second series is $475 million in principal amount, bears interest at 6.750% per year and is payable in a single installment due February 15, 2034.

      Interest on our senior notes is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2004. The senior notes are our unsecured obligations and rank equally with all of our other senior unsecured indebtedness. The senior notes are not redeemable prior to maturity. The net proceeds from the issuance of the senior notes were used to repay a portion of our outstanding indebtedness under our $1.1 billion senior bridge facility.

      Our qualified pension plan was under-funded by $60 million at December 31, 2003. In accordance with ERISA, there is no expected minimum funding requirement for 2004 or 2005. Our nonqualified plan, which is unfunded, had a projected benefit obligation of $72 million at December 31, 2003. The expected Company payments to retirees under this plan are approximately $4 million per year in 2004 and 2005. Also, our post-retirement plans (other than pension), which are partially funded with $7 million of assets, had an accumulated post-retirement benefit obligation of $51 million at December 31, 2003. In addition, the expected Company payments to retirees and dependents under the postretirement plan are approximately $1.2 million per year in 2004 and 2005. See Note 17 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      We estimate that our capital expenditures in connection with our name change and rebranding initiative will be approximately $10 million, which we will expense in 2004. We are not currently planning to make any other significant capital expenditures in 2004 or 2005.

      During January 2004 we paid to participants in the Assurant Appreciation Incentive Rights Plan an aggregate of $25 million in connection with the cash-out of all outstanding Fortis, Inc. incentive rights. See “Management Compensation and Incentive Plans—Assurant Appreciation Incentive Rights Plan.”

      In management’s opinion, our subsidiaries’ cash flow from operations together with our income and gains from our investment portfolio will provide sufficient liquidity to meet our needs in the ordinary course of business.

Cash Flows

      We monitor cash flows at both the consolidated and subsidiary levels. Cash flow forecasts at the consolidated and subsidiary levels are provided on a monthly basis, and we use trend and variance analyses to project future cash needs.

      The table below shows our recent net cash flows:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Net cash provided by (used in):
Operating activities	$741	$365	$632
Investing activities	(711)	(380)	(218)
Financing activities	317	(43)	(380)

Net change in cash	$347	$(58)	$34

      Cash Flows for the Years Ended December 31, 2003, 2002 and 2001. The key changes of the net cash inflow of $347 million for the year ended December 31, 2003 were net purchases of fixed maturity securities of $1,929 million, maturities of these securities of $1,131 million, and issuance of debt in the amount of $2,400 million. Key changes of the net cash outflow of $58 million for the year ended December 31, 2002 were net purchases of fixed maturity securities of $1,164 million and maturities of these securities of $858 million. Key changes of the net cash inflow of $34 million for the year ended December 31, 2001 were the sale of FFG for $385 million in cash and changes in our revenues and expenses from operating activities as described above.

      At December 31, 2003, we had total debt outstanding of $1,970 million, as compared to $1,471 million at December 31, 2002, and December 31, 2001. At December 31, 2003 this debt consisted of $1,750 million of two senior bridge credit facility arrangements, $196 million of mandatorily redeemable preferred securities of subsidiary trusts, and $24 million of mandatorily redeemable preferred stock. At December 31, 2002 and 2001 this debt consisted of trust capital securities, which we classify as mandatorily redeemable preferred securities of subsidiary trusts, and a small amount of mandatorily redeemable preferred stock.

      The table below shows our cash outflows for distributions and dividends for the periods indicated:

	For the Year Ended
	December 31,

Security	2003	2002	2001

	(in thousands)
Mandatorily redeemable preferred securities of subsidiary trusts and interest paid	$128,694	$117,114	$133,667
Mandatorily redeemable preferred stock dividends	963	1,052	1,053
Class A Common Stock dividends	139,310	—	67,000
Class B and C Common Stock dividends	41,877	41,876	42,298

Total	$310,844	$160,042	$244,018

      See “Capitalization.”

Commitments and Contingencies

      We have obligations and commitments to third parties as a result of our operations. These obligations and commitments, as of December 31, 2003, are detailed in the table below by maturity date as of the dates indicated:

	As of December 31,

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in thousands)
Contractual obligations:

Mandatorily redeemable preferred securities of subsidiary trusts	$196,224	$—	$—	$—	$196,224
Debt	1,750,000	—	—	—	1,750,000
Mandatorily redeemable preferred stock	—	—	—	24,160	24,160
Operating leases	39,622	67,406	48,802	44,533	200,363

Commitments:

Interest premiums on redemption of preferred securities of subsidiary trusts	66,734	—	—	—	66,734
Investment purchases
Outstanding:
unsettled trades	39,552	—	—	—	39,552
commercial mortgage loans on real estate	75,900	—	—	—	75,900
other investments	22,429	—	—	—	22,429

Total obligations and commitments	$2,190,461	$67,406	$48,802	$68,693	$2,375,362

      In December 2003 and January 2004, we redeemed all of the mandatorily redeemable preferred securities of subsidiary trusts for a redemption price equal to their aggregate liquidation amount plus accrued and unpaid interest to the date of redemption and aggregate premium of approximately $206 million, all of which was expensed in the fourth quarter of 2003. We entered into the senior bridge credit facilities in connection with these redemptions described under “—liquidity and capital resources”.

Letters of Credit

      In the normal course of business, letters of credit are issued primarily to support reinsurance arrangements. These letters of credit are supported by commitments with financial institutions. We had approximately $118 million and $120 million of letters of credit outstanding as of December 31, 2003 and December 31, 2002, respectively.

      Additionally, as of December 31, 2003, we had an unused $50 million letter of credit facility.

Quantitative and Qualitative Disclosures about Market Risk

      As a provider of insurance products, effective risk management is fundamental to our ability to protect both our customers’ and stockholders’ interests. We are exposed to potential loss from various market risks, in particular interest rate risk and credit risk. Additionally, we are exposed to inflation risk and to a small extent to foreign currency risk.

      Interest rate risk is the possibility the fair value of liabilities will change more or less than the market value of investments in response to changes in interest rates, including changes in the slope or shape of the yield curve and changes in spreads due to credit risks and other factors.

      Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Primarily, our credit risk exposure is concentrated in our fixed income investment portfolio and, to a lesser extent, in our reinsurance recoverables.

      Inflation risk is the possibility that a change in domestic price levels produces an adverse effect on earnings. This typically happens when only one of invested assets or liabilities is indexed to inflation.

      Foreign exchange risk is the possibility that changes in exchange rates produce an adverse effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities payable in one currency are invested in financial instruments of another currency. Our general principle is to invest in assets that match the currency in which we expect the liabilities to be paid.

Interest Rate Risk

      Interest rate risk arises as we invest substantial funds in interest-sensitive fixed income assets, such as fixed maturity investments, mortgage-backed and asset-backed securities and commercial mortgage loans, primarily in the United States and Canada. There are two forms of interest rate risk—price risk and reinvestment risk. Price risk occurs when fluctuations in interest rates have a direct impact on the market valuation of these investments. As interest rates rise, the market value of these investments falls, and conversely, as interest rates fall, the market value of these investments rises. Reinvestment risk occurs when fluctuations in interest rates have a direct impact on expected cash flows from mortgage-backed and asset-backed securities. As interest rates fall, an increase in prepayments on these assets results in earlier than expected receipt of cash flows forcing us to reinvest the proceeds in an unfavorable lower interest rate environment, and conversely as interest rates rise, a decrease in prepayments on these assets results in later than expected receipt of cash flows forcing us to forgo reinvesting in a favorable higher interest rate environment. As of December 31, 2003, we held $8,729 million of fixed maturity securities at fair market value and $933 million of commercial mortgages at amortized cost for a combined total of 88% of total invested assets. As of December 31, 2002, we held $8,036 million of fixed maturity securities at fair market value and $842 million of commercial mortgages at amortized cost for a combined total of 88% of total invested assets.

      We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield, currency and liquidity tailored to the anticipated cash outflow characteristics of our insurance and reinsurance liabilities.

      Our group long-term disability reserves are also sensitive to interest rates. Group long-term disability reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation.

      The interest rate sensitivity of our fixed maturity security assets is assessed using hypothetical test scenarios that assume several positive and negative parallel shifts of the underlying yield curves. We have assumed that both the United States and Canadian yield curves have a 100% correlation and, therefore, move together. The individual securities are repriced under each scenario using a valuation model. For investments such as mortgage-backed and asset-backed securities, a prepayment model was used in conjunction with a valuation model. Our actual experience may differ from the results noted below particularly due to assumptions utilized or if events occur that were not included in the methodology. The following table summarizes the results of this analysis for bonds, mortgage-backed and asset-backed securities held in our investment portfolio:

Interest Rate Movement Analysis

of Market Value of Fixed Maturity Securities Investment Portfolio
As of December 31, 2003

	-100	-50	0	50	100

	(in millions)
Total market value	$9,255	$8,989	$8,729	$8,472	$8,224
% Change in market value from base case	6.0%	3.0%	0.00%	(2.9)%	(5.8)%
$ Change in market value from base case	$526	$260	$0	$(257)	$(505)

Credit Risk

      We have exposure to credit risk primarily as a holder of fixed income securities and by entering into reinsurance cessions.

      Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed maturity portfolio limits on individual issuers based upon credit quality. Currently our portfolio limits are 1.5% for issuers rated AA-and above, 1% for issuers rated A- to A+, 0.75% for issuers rated BBB- to BBB+ and 0.38% for issuers rated BB- to BB+. These portfolio limits are further reduced for certain issuers with whom we have credit exposure on reinsurance agreements. We use the lower of Moody’s or Standard & Poor’s ratings to determine an issuer’s rating. See “Business—Investments.”

      The following table presents our fixed maturity investment portfolio by ratings of the nationally recognized securities rating organizations as of December 31, 2003:

		Percentage
Rating	Fair Value	of Total

	(in millions)
Aaa/Aa/A	$6,074	70%
Baa	2,110	24%
Ba	361	4%
B and lower	184	2%

Total	$8,729	100%

      We are also exposed to the credit risk of our reinsurers. When we reinsure, we are still liable to our insureds regardless of whether we get reimbursed by our reinsurer. As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments as described above under “—Reinsurance.”

      For at least 50% of our $4,445 million of reinsurance recoverables at December 31, 2003, we are protected from the credit risk by using some type of risk mitigation mechanism such as a trust, letter of credit or by withholding the assets in a modified coinsurance or co-funds-withheld arrangement. For example, reserves of $1,537 million and $873 million as of December 31, 2003 relating to two large coinsurance arrangements with The Hartford and John Hancock, respectively, related to sales of businesses. If the value of the assets in these trusts decreases, The Hartford and John Hancock, as the case may be, will be required to put more assets in the trusts. We may be dependent on the financial condition of The Hartford and John Hancock, whose A.M. Best ratings are currently A+ and A++, respectively. For recoverables that are not protected by these mechanisms, we are dependent solely on the credit of the reinsurer. Occasionally, the credit worthiness of the reinsurer becomes questionable. See “Risk Factors—Risks Related to Our Company—Reinsurance may not be available or adequate to protect us against losses, and we are subject to the credit risk of reinsurers.” We believe that a majority of our reinsurance exposure has been ceded to companies rated “A-” or better by A.M. Best.

Inflation Risk

      Inflation risk arises as we invest substantial funds in nominal assets, which are not indexed to the level of inflation, whereas the underlying liabilities are indexed to the level of inflation. Approximately 16% of Assurant PreNeed’s insurance policies with reserves of approximately $391 million as of December 31, 2003 have death benefits that are guaranteed to grow with the Consumer Price Index. In times of rapidly rising inflation, the credited death benefit growth on these liabilities increases relative to the investment income earned on the nominal assets resulting in an adverse impact on earnings. We have partially mitigated this risk by purchasing a contract with payments tied to the Consumer Price Index. See “—Derivatives.”

      In addition, we have inflation risk in our individual and small employer group health insurance businesses to the extent that medical costs increase with inflation, and we have not been able to increase premiums to keep pace with inflation.

Foreign Exchange Risk

      We are exposed to some foreign exchange risk arising from our international operations mainly in Canada. We also have limited foreign exchange risk exposure to currencies other than the Canadian dollar, primarily British pounds and Danish krone. Total invested assets denominated in these other currencies were less than 1% of our total invested assets at December 31, 2003.

      Foreign exchange risk is mitigated by matching our liabilities under insurance policies that are payable in foreign currencies with investments that are denominated in such currency. We have not established any hedge to our foreign currency exchange rate exposure.

      We assess our foreign exchange risk by examining the foreign exchange rate exposure of the excess of invested assets over the statutory reserve liabilities denominated in foreign currency. Two stress scenarios are examined.

      The first scenario assumes a hypothetical 10% immediate change in the foreign exchange rate.

      The second scenario assumes a more severe 2.33 standard deviation event (comparable to a one in 100 probability under a normal distribution).

      The modeling techniques we use to calculate our exposure does not take into account correlation among foreign currency exchange rates or correlation among various markets. Our actual experience may differ due to correlation assumptions utilized or if events occur that were not included in the methodology, such as significant illiquidity or other market events.

Derivatives

      Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the prices of securities or commodities. Derivative financial instruments may be exchange-traded or contracted in the over-the-counter market and include swaps, futures, options and forward contracts.

      Under insurance statutes, our insurance companies may use derivative financial instruments to hedge actual or anticipated changes in their assets or liabilities, to replicate cash market instruments or for certain income-generating activities. These statutes generally prohibit the use of derivatives for speculative purposes. We generally do not use derivative financial instruments.

      On August 1, 2003, we purchased a contract to partially hedge the inflation risk exposure inherent in some of our pre-funded funeral insurance policies. See “—Inflation risk.”

      In 2003, we determined that the modified coinsurance agreement with The Hartford contained an embedded derivative. In accordance with DIG B36, we bifurcated the contract into its debt host and embedded derivative (total return swap) and recorded the embedded derivative at fair value on the balance sheet. Contemporaneous with the adoption of DIG B36, we transferred the invested assets related to this coinsurance agreement from fixed maturities available for sale to trading securities, included in other investments in the December 31, 2003 consolidated balance sheet. The combination of the two aforementioned transactions has no net impact in the consolidated statements of operations for the year ended December 31, 2003.

BUSINESS

Overview

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide:

•	creditor-placed homeowners insurance;

•	manufactured housing homeowners insurance;

•	debt protection administration;

•	credit insurance;

•	warranties and extended service contracts;

•	individual health and small employer group health insurance;

•	group dental insurance;

•	group disability insurance;

•	group life insurance; and

•	pre-funded funeral insurance.

      The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities. In these markets, we leverage the experience of our management team and apply our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in complex administration and systems. Through these activities, we seek to generate above-average returns by building on specialized market knowledge, well-established distribution relationships and economies of scale.

      As a result of our strategy, we are a leader in many of our chosen markets and products. In our Assurant Solutions business, we have leadership positions or are aligned with clients who are leaders in creditor-placed homeowners insurance based on servicing volume, manufactured housing homeowners insurance based on number of homes built and debt protection administration based on credit card balances outstanding. In our Assurant Employee Benefits business, we are a leading writer of group dental plans sponsored by employers based on the number of subscribers and based on the number of master contracts in force. A master contract refers to a single contract issued to an employer that provides coverage on a group basis; group members receive certificates, which summarize benefits provided and serve as evidence of membership. In our Assurant PreNeed business, we are the largest writer of pre-funded funeral insurance measured by face amount of new policies sold. We believe that our leadership positions give us a sustainable competitive advantage in our chosen markets.

      We currently have four decentralized operating business segments to ensure focus on critical activities close to our target markets and customers, while simultaneously providing centralized support in key functions. Each operating business segment has its own experienced management team with the autonomy to make decisions on key operating matters. These managers are eligible to receive incentive-based compensation based in part on operating business segment performance and in part on company-wide performance, thereby encouraging strong business performance and cooperation across all our businesses. At the operating business segment level, we stress disciplined underwriting, careful analysis and constant improvement and product redesign. At the corporate level, we provide support services, including investment, asset/liability matching and capital management, leadership development, information technology support and other administrative and finance functions, enabling the operating business segments to focus on their target markets and distribution relationships while enjoying the economies of scale realized by operating these businesses together. Also, our overall strategy and financial objectives are set and continuously monitored at the corporate level to ensure that our capital resources are being properly allocated.

      We organize and manage our specialized businesses through four operating business segments:

Operating Business			For the Year Ended
Segment	Principal Products and Services	Principal Distribution Channels	December 31, 2003

Assurant Solutions			• Total revenues: $2,678 million
Specialty Property	• Creditor-placed homeowners insurance (including tracking services)	• Mortgage lenders and servicers	• Segment income before income tax: $189 million
	• Manufactured housing homeowners insurance	• Manufactured housing lenders, dealers and vertically integrated builders
Consumer Protection	• Debt protection administration • Credit insurance • Warranties and extended service contracts	• Financial institutions (including credit card issuers) and retailers • Consumer electronics and appliance retailers • Vehicle dealerships
— Appliances — Automobiles and recreational vehicles — Consumer electronics — Wireless devices
Assurant Health			• Total revenues: $2,091 million
Individual Health	• Preferred Provider Organizations (PPO) • Short-term medical insurance • Student medical insurance	• Independent agents • National accounts • Internet	• Segment income before income tax: $185 million
Small Employer Group Health	• PPO	• Independent agents
Assurant Employee Benefits	• Group dental insurance — Employer-paid — Employee-paid	• Employee benefit advisors	• Total revenues: $1,450 million • Segment income before income tax: $96 million
• Brokers
	• Group disability insurance	• DRMS(1)
• Group term life insurance
Assurant PreNeed	• Pre-funded funeral insurance	• Service Corporation International (SCI)	• Total revenues: $722 million
		• Independent funeral homes	• Segment income before income tax: $55 million

(1)	DRMS refers to Disability Reinsurance Management Services, Inc., one of our wholly owned subsidiaries that provides a turnkey (i.e., built, supplied or installed complete and ready to operate) facility to other insurers to write principally group disability insurance, which provides coverage for a natural group, such as employees of a business firm, whose members receive a disability income benefit if illness or an accident renders a member disabled as defined in the policy.

      We also have a Corporate and Other segment, which includes activities of the holding company, financing expenses, net realized gains (losses) on investments, interest income earned from short-term investments held and interest income from excess surplus of insurance subsidiaries not allocated to other segments. The Corporate and Other segment includes the results of operations of Fortis Financial Group (FFG) from January 1, 2001 to March 31, 2001 (the period prior to its disposition). The Corporate and Other segment also includes the amortization of deferred gains associated with the portions of the sales of FFG and Long Term Care (LTC), a business sold on March 1, 2000, through reinsurance agreements as described elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate and Other.”

      For the year ended December 31, 2003, we generated total revenues of $7,066 million and net income of $186 million. For the year ended December 31, 2002, we generated total revenues of $6,532 million, net income before cumulative effect of change in accounting principle of $260 million and net loss of $1,001 million (after giving effect to a cumulative change in accounting principle of $1,261 million). As of December 31, 2003, we had total assets of approximately $23,728 million, including separate accounts. Our A.M. Best financial strength ratings are either A (“Excellent”) or A-(“Excellent”) for all of our domestic operating insurance subsidiaries. A rating of “A” is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”) and a rating of “A-” is the second highest of ten ratings categories and the lowest within the category based on modifiers. We view the A.M. Best ratings as most relevant for the purpose of managing our businesses because these ratings relate to capital management at our insurance subsidiaries. These ratings reflect A.M. Best’s opinions of our ability to pay policyholder claims, are not applicable to the exchange notes and are not a recommendation to buy, sell or hold any security, including the exchange notes.

Competitive Strengths

      We believe our competitive strengths include:

•	Leadership Positions in Specialized Markets;

•	Strong Relationships with Key Clients and Distributors;

•	History of Product Innovation and Ability to Adapt to Changing Market Conditions;

•	Disciplined Approach to Underwriting and Risk Management;

•	Prudent Capital Management;

•	Diverse Business Mix and Excellent Financial Strength; and

•	Experienced Management Team with Proven Track Record and Entrepreneurial Culture.

      Leadership Positions in Specialized Markets. We are a market leader in many of our chosen markets. We hold a leading position or are aligned with clients who are leaders in creditor-placed homeowners insurance based on servicing volume, manufactured housing homeowners insurance based on number of homes built and credit insurance and debt protection administration based on credit card balances outstanding. In addition, we are market leaders in group dental plans sponsored by employers based on the number of subscribers and based on the number of master contracts in force, as well as a market leader in pre-funded funeral insurance based on face amount of new policies sold. We seek to participate in markets in which there are a limited number of competitors and that allow us to achieve a market leading position by capitalizing on our market expertise and capabilities in complex administration and systems, as well as on our established distribution relationships. We believe that our leadership positions provide us with the opportunity to generate high returns in these niche markets.

      Strong Relationships with Key Clients and Distributors. As a result of our expertise in business-to-business management, we have created strong relationships with our distributors and clients in each of the niche markets we serve. In our Assurant Solutions segment, we have strong long-term relationships in the United States with six out of the ten largest mortgage lenders and servicers based on servicing volume, including JPMorgan Chase Bank, Washington Mutual and Wells Fargo Bank, four out of the seven largest manufactured housing builders based on number of homes built, including Clayton Homes, four out of the six largest general purpose credit card issuers based on credit card balances outstanding, including Bank One, Discover, JPMorgan Chase Bank and MBNA, and six out of the ten largest consumer electronics and appliances retailers based on combined product sales, including CompUSA, RadioShack and Staples. In our

Assurant Health segment, we have exclusive distribution relationships with leading insurance companies based on total assets, as well as relationships with independent brokers. Through exclusive distribution relationships with companies such as Mutual of Omaha, IPSI, a wholly owned subsidiary of State Farm, and USAA, we gain access to a broad distribution network and a significant number of potential customers. In our Assurant PreNeed segment, we have an exclusive distribution relationship with SCI, the largest funeral provider in North America based on total revenues, as well as relationships with approximately 2,000 funeral homes. We believe that the strength of our distribution relationships enables us to market our products and services to our customers in an effective and efficient manner that would be difficult for our competitors to replicate.

      History of Product Innovation and Ability to Adapt to Changing Market Conditions. We are able to adapt quickly to changing market conditions by tailoring our product and service offerings to the specific needs of our clients. This flexibility has developed, in part, as a result of our entrepreneurial focus and the encouragement of management autonomy at each business segment. By understanding the dynamics of our core markets, we design innovative products and services to seek to sustain profitable growth and market leading positions. For instance, we believe we were one of the first providers of credit insurance to migrate towards fee-based debt protection solutions for our financial institution clients. This has allowed us to meet the evolving needs of our clients. It also has allowed us to continue generating profitable business despite a significant regulatory change that permitted financial institutions to offer debt protection products similar to credit insurance as part of their basic loan agreements with customers without being subject to insurance regulations. Other examples of our innovative products include: warranty products in our property business designed specifically for vertically integrated manufacturers of manufactured homes; specialty products, such as short-term health insurance, to address specific developments in the health insurance market and Medical Savings Account (MSA) features in our individual health products, which we were one of the first companies to offer. In addition, we developed our creditor-placed homeowners insurance business when we perceived a niche market opportunity.

      Disciplined Approach to Underwriting and Risk Management. Our businesses share best practices of disciplined underwriting and risk management. We focus on generating profitability through careful analysis of risks and draw on our experience in core specialized markets. Examples of tools we use to manage our risk include our tele-underwriting program, which enables our trained underwriters to interview individual health insurance applicants over the telephone, as well as our electronic billing service in Assurant Employee Benefits, which enables us to collect more accurate data regarding eligibility of insureds. Also, at Assurant Solutions, in order to align our clients’ interests with ours and to help us to better manage risk exposure, a significant portion of Assurant Solutions’ consumer protection solutions contracts are written on a retrospective commission basis, which permits Assurant Solutions to adjust commissions based on claims experience. Under this contingent commission arrangement, compensation to the financial institutions and other agents distributing our products is predicated upon the actual losses incurred compared to premiums earned after a specific net allowance to Assurant Solutions. We also continually seek to improve and redesign our product offerings based on our underwriting experience. In addition, we closely monitor regulatory and market developments and adapt our approach as we deem necessary to achieve our underwriting and risk management goals. In Assurant Health, for example, we have exited states in which we were not achieving acceptable profitability and have re-entered states where the insurance environments have become more favorable. We are focused on loss containment, and we purchase reinsurance as a risk management tool to diversify risk and protect against unexpected events, such as catastrophes. We believe that our disciplined underwriting and risk management philosophy have enabled us to realize above average financial returns while focusing on our strategic objectives.

      Prudent Capital Management. We focus on generating above-average returns on a risk-adjusted basis from our operating activities. We invest capital in our operating business segments when we identify attractive profit opportunities in our target markets. To the extent that we believe we can achieve, maintain or improve on leadership positions in these markets by deploying our capital and leveraging our expertise and other competitive advantages, we have done so with the expectation of generating high returns. When expected returns have justified continued investment, we have reinvested cash from operations into enhancing and growing our operating business segments through the development of new products and services, additional distribution relationships and other operational improvements. In addition, when we have identified external opportunities that are consistent with these objectives, we have acquired businesses, portfolios, distribution relationships, personnel or other resources. For example, we acquired Protective Life Corporation’s Dental Benefits Division in December 2001. Finally, our management has consistently taken a disciplined approach towards withdrawing capital when businesses are no longer anticipated to meet our expectations. For example, we have exited or divested a number of operations including our LTC division, which was sold to John Hancock in 2000 and our FFG division, which was sold to The Hartford in 2001. We believe we have benefited from having the discipline and flexibility to deploy capital opportunistically and prudently to maximize returns to our stockholders.

      Diverse Business Mix and Excellent Financial Strength. We have four operating business segments across distinct areas of the insurance market. These businesses are generally not affected in the same way by economic and operating trends, which we believe allows us to maintain a greater level of financial stability than many of our competitors across business and economic cycles. In addition, as of December 31, 2003, we had $23,728 million of total assets, including separate accounts, and $2,632 million of stockholders’ equity. Our domestic operating insurance subsidiaries have financial strength ratings of A (“Excellent”) or A- (“Excellent”) from A.M. Best, six of our domestic operating insurance subsidiaries have financial strength ratings of A2 (“Good”) or A3 (“Good”) from Moody’s and seven of our domestic operating insurance subsidiaries have financial strength ratings of A (“Strong”) or A-(“Strong”) from S&P and A (“Strong”) from Fitch. We employ a conservative investment policy and our portfolio primarily consists of high grade fixed income securities. As of December 31, 2003, we had $10,923 million of investments, consisting primarily of investment grade bonds with an average rating of “A”. We believe our solid capital base and overall financial strength allow us to distinguish ourselves from our competitors and continue to enable us to attract clients that are seeking long-term financial stability.

      Experienced Management Team with Proven Track Record and Entrepreneurial Culture. We have a talented and experienced management team both at the corporate level and at each of our business segments. Our management team is led by our President and Chief Executive Officer, J. Kerry Clayton, who has been with our Company or its predecessors for 33 years. Our senior officers have an average tenure of approximately 16 years with our Company and close to 24 years in the insurance and related risk management business. Our management team has successfully managed our business and executed on our specialized niche strategy through numerous business cycles and political and regulatory challenges. Our management team also shares a set of corporate values and promotes a common corporate culture that we believe enables us to leverage business ideas, risk management expertise and focus on regulatory compliance across our businesses. At the same time, we reward and encourage entrepreneurship at each business segment, accomplished in part by our long history of utilizing performance-based compensation systems.

Growth Strategy

      Our objective is to achieve superior financial performance by enhancing our leading positions in our specialized niche insurance and related businesses. We intend to achieve this objective by continuing to execute the following strategies in pursuit of profitable growth:

•	Enhance Market Position in Our Business Lines;

•	Develop New Distribution Channels and Strategic Alliances;

•	Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions;

•	Maintain Disciplined Pricing Approach; and

•	Continue to Manage Capital Prudently.

      Enhance Market Position in Our Business Lines. We have leading market positions in several of our business lines. We have been selective in developing our product and service offerings and will continue to focus on providing products and services to those markets that we believe offer attractive growth opportunities. We will also seek to continue penetrating our target markets and expand our market positions by developing and introducing new products and services that are tailored to the specific needs of our clients. For example, we are developing products that are targeted to purchasers of recreational vehicles, cell phones and other consumer products. In addition, we will continue to market our products to our existing client base and seek to identify clients in new target markets such as Brazil, Mexico, Argentina and other countries with emerging middle class populations.

      Develop New Distribution Channels and Strategic Alliances. We have a strong, multi-channel distribution network already in place with leading market participants. These relationships have been critical to our market penetration and growth. We will continue to be selective in developing new distribution channels as we seek to expand our market share, enter new geographic markets and develop new niche businesses. For example, we recently entered into a strategic alliance with GE Consumer Products, which will enable us to sell and administer extended service contracts for consumer electronics, major appliances and other consumer goods to General Electric’s customers.

      Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions. We seek to deploy our capital and resources in a manner that provides us with the flexibility to grow internally through product development, new distribution relationships and investments in technology, as well as to pursue acquisitions. As we expand through internal growth and acquisitions, we intend to leverage our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in running complex administration systems and support services.

      Maintain Disciplined Pricing Approach. We intend to maintain our disciplined pricing approach by seeking to focus on profitable products and markets and by pursuing a flexible approach to product design. We continuously evaluate the profitability of our products, and we will continue to pursue pricing strategies and adjust our mix of businesses by geography and by product so that we can maintain attractive pricing and margins. We seek to price our products at levels in order to achieve our target profit objectives.

      Continue to Manage Capital Prudently. We intend to manage our capital prudently relative to our risk exposure to maximize profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices. We do this through product design, strong underwriting and risk selection and prudent claims management and pricing. In addition, we will maintain our conservative investment portfolio management philosophy and properly manage our invested assets in order to match the duration of our insurance product liabilities. We will continue to manage our business segments with the appropriate level of capital required to obtain the ratings necessary to operate in their markets and to satisfy various regulatory requirements. We will also continue to evaluate ways to reduce costs in each of our business lines, including by streamlining the number of legal entities through which we operate.

Operating Business Segments

      Our business is comprised of four operating business segments: Assurant Solutions; Assurant Health; Assurant Employee Benefits; and Assurant PreNeed. We also have a Corporate and Other segment. Our business segments and the related net earned premiums and other considerations and fees and other income and segment income before income tax generated by those segments are as follows for the periods indicated:

Net Earned Premiums and Other Considerations and

Fees and Other Income by Business Segment

	For the Year Ended		For the Year Ended
	December 31, 2003		December 31, 2002

		Percentage		Percentage
	$(In millions)	of Total	$(In millions)	of Total

Assurant Solutions:
Specialty Property	$765	12%	$583	10%
Consumer Protection	1,726	27	1,613	27

Total Assurant Solutions	2,491	39	2,196	37
Assurant Health:
Individual	1,060	17	894	15
Small Employer Group	982	15	963	16

Total Assurant Health	2,042	32	1,857	31
Assurant Employee Benefits	1,310	21	1,307	22
Assurant PreNeed	534	8	543	9
Corporate and Other	11	0	25	1

Total Business Segments	$6,388	100%	$5,928	100%

Segment Income (Loss) Before Income Tax by Business Segment

	For the Year Ended		For the Year Ended
	December 31, 2003		December 31, 2002

		Percentage		Percentage
	$(In millions)	of Total	$(In millions)	of Total

Assurant Solutions	$189	73%	$197	53%
Assurant Health	185	71	143	39
Assurant Employee Benefits	96	37	88	24
Assurant PreNeed	55	21	77	21
Corporate and Other	(266)	(102)	(135)	(37)

Total Business Segments	$259	100%	$370	100%

      The amount of our total revenues segment income before and after income tax and total assets by segment and the amount of our revenues and long lived assets by geographic region is set forth in Note 20 to our consolidated financial statements.

Assurant Solutions

      Assurant Solutions, which we began operating with the acquisition of American Security Group in 1980, has leadership positions or is aligned with clients who are leaders in creditor-placed homeowners insurance and related mortgage tracking services based on servicing volume, manufactured housing homeowners insurance based on number of homes built and debt protection administration based on credit card balances outstanding. We develop, underwrite and market our specialty insurance products and services through collaborative relationships with our clients (financial institutions, retailers, manufactured housing and automobile dealers, utilities and other entities) to their customers. We serve our clients throughout North America, the Caribbean and selected countries in South America and Europe.

      Our principal business lines within our Assurant Solutions segment have experienced growth in varying degrees. Growth in premiums in the homeowners market has been driven by increased home purchase activity due to the low interest rate environment, appreciation in home values, an increasing percentage of the population purchasing homes generally and mortgage industry consolidation. The manufactured housing market has been more challenging because of a more restrictive lending environment with fewer lenders extending credit and increasingly strict underwriting standards being applied since the late 1990’s. Finally, the domestic consumer credit insurance market has been contracting due to an adverse regulatory environment; however, this decline has been offset somewhat by accelerating growth in the debt protection market. This adverse regulatory environment has included, in the last few years, many state regulatory interpretations that impose rigorous agent licensing requirements for employees of lenders who offer credit insurance products as well as federal legislation which dissuades, and various state laws that either dissuade or prohibit, financial institutions from financing single premium credit or other credit insurance on consumer or home loans secured by real estate. At a recent industry conference, a study was presented that projected growth in the U.S. debt protection market from $500 million in 2000 to $5 billion in 2005. In addition, as the global economy and consumer discretionary spending grows, the international market for consumer insurance is expected to grow. We believe that we are well positioned to benefit from the growth in our key business lines with our broad product and service offerings.

      In Assurant Solutions, we provide specialty property and consumer protection products and services. In our specialty property solutions division, our strategy is to further develop our creditor-placed homeowners and manufactured housing homeowners insurance products and related services in order to maintain our leadership position or relationships with clients who are leaders and to gain market share in the mortgage and manufactured housing industries, as well as to develop our renters’ insurance product line. Renters’ insurance generally provides coverage for the contents of a renter’s home or apartment and for liability. In our consumer protection solutions division, we intend to continue to focus on being a low-cost provider of debt protection administration services, to leverage our administrative infrastructure with our large customer base clients and to manage the switch from credit insurance programs to debt protection programs in the United States.

      The following table provides net earned premiums and other considerations and fees and other income and other operating data for Assurant Solutions for the periods indicated:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Net earned premiums and other considerations:
Specialty Property	$733	$552	$452
Consumer Protection	1,629	1,525	1,454

Total	2,362	2,077	1,906
Fees and other income	129	119	98

Total	$2,491	$2,196	$2,004

Products and Services

      Specialty Property Solutions. We underwrite a variety of creditor-placed and voluntary homeowners insurance as well as property coverages on manufactured housing, specialty automobiles, including antique automobiles, recreational vehicles, including motorcycles and watercraft, and leased and financed equipment. We also offer complementary programs such as flood insurance, renters’ insurance and various other property coverages. We are a leading provider of creditor-placed and other collateral protection insurance programs based on number of homes built. These other collateral protection insurance programs may include those that protect a lender’s interest in homes, manufactured homes and automobiles. We also offer administration services for some of the largest mortgage lenders and servicers, manufactured housing lenders, dealers and vertically integrated builders and equipment leasing institutions in the United States. Many of our products and services are sold in conjunction with the sale or lease of the underlying property, vehicle or equipment by our clients. Our market strategy is to establish relationships with institutions who are leaders in their chosen markets and therefore can effectively and efficiently distribute our products and services to large customer bases. By aligning with these leaders, we benefit not only from their internally generated growth, but also from the growth they experience as acquirers of other companies or books of business in their respective markets.

      The homeowners insurance product line is our largest line in the specialty property solutions division and accounted for approximately 13.9% of Assurant Solutions’ net earned premiums for the year ended December 31, 2003. The primary program within this line is our creditor-placed homeowners insurance. Creditor-placed homeowners insurance generally consists of fire and dwelling insurance that we provide to ensure collateral protection to a mortgage lender in the event that a homeowner fails to purchase or renew homeowners insurance on a mortgaged dwelling. In our typical arrangements with our mortgage lender and servicer clients, we agree that we will monitor the client’s mortgage loan portfolio over time to verify the existence of homeowners insurance protecting the lender’s interest in the underlying properties. We have developed a proprietary insurance tracking and administration process to verify the existence of insurance on a mortgaged property. In situations where such mortgaged property does not have appropriate insurance and after notification to the mortgageholder of the failure to have such insurance, we issue creditor-placed insurance policies to ensure the mortgaged property is protected. We believe our technology and insurance processing expertise enables us to provide efficient and high quality tracking and administration services. We believe that we are a leader in insurance and mortgage tracking services based on the number of mortgage loans tracked.

      We also provide fee-based services to our mortgage lender and servicer clients in the creditor-placed homeowners insurance administration area, which services are complementary to our insurance products. Our ability to offer these services is a critical factor in establishing relationships with our clients. The vast majority of our mortgage lender and servicer clients outsource their insurance processing to us. These fee-based services include receipt of the insurance-related mail, matching of insurance information to specific loans, payment of insurance premiums on escrowed accounts, insurance-related customer service, loss draft administration and other related services. Loss draft refers to the payment of insurance proceeds for a claim resulting from a loss to insured mortgage property. Our extensive use of technology includes specialized optical character recognition software, automated workflow processes and electronic data interchange processes. We use optical character recognition software and automated workflow processes to extract insurance data from various insurance forms. This information is used to update a client’s insurance records and servicing system. This automation expedites the updating of the insurance information. We use electronic data interchange processes to update information on a client’s tracking system as well to pay insurance premiums on escrow accounts. This process reduces paper inflow and also improves the accuracy rate and obviates the need for human intervention.

      The second largest specialty property line in the specialty property solutions division is homeowners insurance for owners of manufactured homes, which accounted for approximately 9.3% of Assurant Solutions’ net earned premiums for the year ended December 31, 2003. We primarily distribute our manufactured housing insurance programs utilizing three marketing channels. Our primary channel is the nation’s leading manufactured housing retailers based on number of homes built. Through our proprietary premium rating technology, which is integrated with our clients’ sales process, we are able to offer our property coverages at the time the home is being sold, thus enhancing our ability to penetrate the new home point-of-sale market place. We also offer our programs to independent specialty agents who distribute our products to individuals subsequent to new home purchases. Finally, we perform the collateral tracking, homeowners insurance placement and administration services for these leading manufactured housing lending organizations. Through these collaborative relationships, we place our homeowners coverage on the manufactured home in the event that the homeowner fails to obtain or renew homeowners coverage on the home. In a typical arrangement with a manufactured housing lending organization, we agree to monitor the organization’s portfolio of loans over time to verify the existence of homeowners insurance protecting the organization’s interest in the underlying manufactured homes.

      We also provide voluntary homeowners insurance and voluntary manufactured housing homeowners insurance, which generally provide comprehensive coverage for the structure, contents and liability, as well as coverage for floods.

      Consumer Protection Solutions. We offer a broad array of credit insurance programs, debt protection services and product warranties and extended service contracts, all of which are consumer-related, both domestically and in selected international markets. Consumer protection products and services accounted for approximately 69.0% of Assurant Solutions’ net earned premiums for the year ended December 31, 2003. Credit insurance and debt protection programs generally offer a consumer a convenient option to protect a credit card or installment loan in the event of a disability, unemployment or death so that the amount of coverage purchased equals the amount of outstanding debt. Under the credit insurance program, the loan or credit card balance is paid off in the case of death and, in the case of unemployment or disability, payments are made on a loan until the covered holder is employed again or medically able to return to work. Under the terms and conditions of a debt protection agreement, the monthly interest due from a customer may be waived or the monthly payments may be paid for a covered life event, such as disability, unemployment or family leave. Most often in the case of the death of a covered account holder, the debt is extinguished under the debt protection program. Coverage is generally available to all consumers without the underwriting restrictions that apply to term life insurance. Term life insurance is life insurance written for a specified period and under which no cash value is generally available on surrender, such as medical examinations and medical history reports. We are the exclusive provider of debt protection administration services and credit insurance for four of the six largest general purpose credit card issuers in the United States based on credit card balances outstanding.

      Almost all of the largest credit card issuing institutions in the United States have switched from offering credit insurance to their credit card customers to offering their own banking-approved debt protection programs. Assurant Solutions has been able to maintain all of its major credit card clients as they switched from our credit insurance programs to their debt protection programs. We earn fee income rather than net earned premiums from our debt protection administration services. In addition, margins are lower in debt protection administration than in traditional credit insurance programs. However, because debt protection is not an insurance product, certain costs, such as regulatory costs and costs of capital, are expected to be eliminated as the transition from credit insurance to debt protection administration services continues. The fees from debt protection administration do not fully compensate for the decrease in credit insurance premiums. In addition, we continue to provide credit insurance programs for many leading retailers, consumer finance companies and other institutions who are involved in consumer lending transactions. For the year ended December 31, 2003 compared to the year ended December 31, 2002, our net earned premiums in the U.S. credit insurance business decreased by approximately $178 million while debt protection fee income increased by $21 million. However, the decrease in credit insurance net earned premiums is not analogous to the increase in debt protection fee income because in the credit insurance business we bear insurance risk and pay claims, whereas in the debt protection business we bear no insurance risk and we collect fees for the administrative services we render.

      We also underwrite, and provide administration services on, warranties and extended service contracts on appliances, consumer electronics, including personal computers, cellular phones and other wireless devices, and vehicles, including automobiles, recreational vehicles and boats. Our strategy is to provide our clients with all aspects of the warranty or extended service contract, including:

•	program design;

•	marketing strategy;

•	technologically advanced administration;

•	claims handling; and

•	customer service.

      We believe that we maintain a unique differentiated position in the marketplace as a provider of both the required administrative infrastructure and insurance underwriting capabilities.

      On September 26, 2003, Assurant Solutions entered into an agreement with General Electric to become the obligor and insurer of all extended service contracts issued directly by entities of GE Consumer Products and their clients. In addition, Assurant Solutions has become the administrator of service contracts covering personal computer products as well as a variety of lawn and garden products.

Marketing and Distribution

      Assurant Solutions markets its insurance programs and administration services directly to:

•	large financial institutions;

•	mortgage lenders and servicers;

•	credit card issuers;

•	finance companies;

•	automobile retailers;

•	consumer electronics retailers;

•	manufactured housing lenders, dealers and vertically integrated builders; and

•	other institutions.

      Assurant Solutions enters into exclusive and other distribution agreements, typically with terms of one to five years, and develops interdependent systems with its clients that permit Assurant Solutions’ information systems to interface with its clients’ systems in order to exchange information in a seamless and integrated manner. For example, in our manufactured housing business, Assurant Solutions has developed a technology that interfaces its policy management system into its clients’ loan administration platforms. These interdependent systems result in more automated and efficient data tracking and processing. Through its long-standing relationships, Assurant Solutions has access to numerous potential policyholders and, in collaboration with its clients can tailor its products to suit various market segments. Assurant Solutions maintains a dedicated sales force that establishes and maintains relationships with its clients. Assurant Solutions has a multiple step business development process that is employed by its direct sales force. This multiple step business development process is a sales methodology for contacting, negotiating and consummating business relationships with new clients and enhancing business relationships with existing clients. Assurant Solutions maintains a specialized consumer acquisition marketing services group that manages its direct marketing efforts on behalf of its clients.

      In the United States, we have strong distribution relationships with six out of the ten largest mortgage lenders and servicers based on servicing volume, four out of the seven largest manufactured housing builders based on number of homes built, four out of the six largest general purpose credit card issuers based on credit card balances outstanding and five out of the ten largest consumer electronics and appliances retailers based on combined product sales, with an average relationship of at least 10 years.

Underwriting and Risk Management

      We, along with Assurant Solutions’ predecessors, have over 50 years of experience in providing specialty insurance programs and therefore maintain extensive proprietary actuarial databases and catastrophe models. We believe these databases and catastrophe models enable us to better identify and quantify the expected loss experience of particular products and are employed in the design of our products and the establishment of rates.

      We have a disciplined approach to the management of our property product lines. We vigilantly monitor pricing adequacy on a product by region, state, risk and producer. Subject to regulatory considerations, we seek to make timely commission, premium and coverage modifications where we determine them to be appropriate. In addition, we maintain a segregated risk management area for property exposures whose emphasis includes catastrophic exposure management, reinsurance purchasing and analytical review of profitability based on various catastrophe models. We do not underwrite in our creditor-placed homeowners insurance line, as our contracts with our clients require that we automatically issue these policies, after notice, when a policyholder’s homeowners policy lapses or is terminated.

      A distinct characteristic of our credit insurance programs is that the majority of these products have relatively low exposures. This is because policy size is equal to the size of the installment loan or credit card balance. Thus, loss severity for most of this business is low relative to other insurance companies writing more traditional lines of insurance. For those product lines where there is exposure to catastrophes (for example, our homeowners policies), we closely monitor and manage our aggregate risk exposure by geographic area and have entered into reinsurance treaties to manage our exposure to these types of events.

      Also, a significant portion of Assurant Solutions’ consumer protection solutions contracts are written on a retrospective commission basis, which permits Assurant Solutions to adjust commissions based on claims experience. Under this contingent commission arrangement, as permitted, compensation to the financial institutions and other clients is predicated upon the actual losses incurred compared to premiums earned after a specific net allowance to Assurant Solutions, which we believe aligns our clients’ interests with ours and helps us to better manage risk exposure.

      In Assurant Solutions, our claims processing is highly automated and combines the efficiency of centralized claims handling, customer service centers and the flexibility of field representatives. This flexibility adds savings and efficiencies to the claims-handling process. Our claims department also provides automated feedback to help with risk assessment and pricing. In our specialty property solutions division, we complement our automated claims processing with field representatives who manage the claims process on the ground where and when needed.

Assurant Health

      Assurant Health, which we began operating with the acquisition of Time Holdings, Inc. (now Fortis Insurance Company) in 1978, is a writer of individual and short-term major medical health insurance. We also provide small employer group health insurance to employer groups primarily of two to fifty employees in size, and health insurance plans to full-time college students. Our predecessor company first issued medical insurance coverage to individuals in 1912. We serve approximately 1.1 million people throughout the United States. We were one of the first companies to offer a Medical Savings Account (MSA) feature as part of our individual health products and we continue to be a provider of MSA-linked individual health policies. MSAs are tax-sheltered savings accounts earmarked for medical expenses and are established in conjunction with one of our PPO or indemnity products.

      We expect growth in the health insurance market to be driven by inflation and increases in the cost of providing medical care as well as growth in demand for individual and small group medical products. We generally expect medical cost inflation to be a principal driver of growth in this market; however, reduced funding of health insurance by employers and the increasing attractiveness and flexibility of MSAs could create opportunities for the individual medical insurance market to expand. We believe that the number of persons covered by individually purchased health insurance as well as the number of small employer groups in the United States will increase primarily as a result of the recently passed Medicare Prescription & Modernization Act, which includes a provision for Health Savings Accounts (HSAs) that we believe will increase health insurance options available to consumers and make health insurance more affordable.

      In Assurant Health, we intend to continue to concentrate on developing our product capabilities in the individual health insurance market. From 2000 through 2003, we have increased the relative percentage of individual health insurance products to our total health insurance products from approximately 30% of premium dollars to approximately 50% of premium dollars. We have pursued a variety of distribution relationships focused on the individual health insurance market. We seek to maintain the lowest combined ratio of any of our major competitors serving the health care financing needs of individuals, families and small employer groups. We have made progress in achieving this goal and believe we currently have one of the lowest combined ratios in our industry based on the reported results of publicly-traded managed care and health insurance companies as of December 31, 2003.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant Health for the periods and as of the dates indicated:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions except

	membership data)
Net earned premiums and other considerations:
Individual	$1,036	$880	$738
Small employer group	973	954	1,100

Total	2,009	1,834	1,838
Fees and other income	33	23	14

Total	$2,042	$1,857	$1,852

Operating statistics:
Loss ratio(1)	65.6%	66.6%	71.1%
Expense ratio(2)	28.9%	29.4%	26.8%
Combined ratio(3)	93.3%	95.2%	97.3%
Membership by product line (in thousands):
Individual	761	670	600
Small employer group	376	355	420

Total membership	1,137	1,025	1,020

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.

(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.

(3)	The combined ratio is equal to total benefits, losses and expenses divided by net earned premiums and other considerations and fees and other income.

Products and Services

      Individual Health Insurance Products. Assurant Health’s individual health insurance products are sold to individuals, primarily between the ages of 18 and 64 years, and their families who do not have employer-sponsored coverage. Due to increasingly stringent federal and state restrictions relating to insurance policies sold directly to individuals, we emphasize the sale of individual products through associations and trusts that act as the master policyholder for such products. Our association and trust products offer greater flexibility in pricing, underwriting and product design compared to products sold directly to individuals on a true individual policy basis.

      Substantially all of the individual health insurance products we sell are PPO plans, which offer the member the ability to select any health care provider, with benefits reimbursed at a higher level when care is received from a participating network provider. Coverage is typically subject to co-payments or deductibles and coinsurance, with member cost sharing for covered services limited by lifetime policy maximums of $2 million or $3 million, with options to purchase between $6 million and $8 million. Product features often included in these plans are inpatient pre-certification and benefits for preventative services. These products are individually underwritten taking into account the member’s medical history and other factors, and consist primarily of major medical insurance that renews on an annual basis. The remaining products we sell are indemnity, or fee-for-service, plans. Indemnity plans offer the member the ability to select any health care provider for covered services.

      At December 31, 2003 and 2002, we had total in force medical certificates of 304,400 and 264,100, respectively, covering approximately 613,000 and 520,000 individuals, respectively. Approximately 15% and 14% of the individual health insurance products we sold in 2003 and 2002, respectively, included an MSA.

      Assurant Health markets additional products to the individual market: short-term medical insurance and student health coverage plans. The short-term medical insurance product is designed for individuals who are between jobs or seeking interim coverage before their major medical coverage becomes effective. Short-term medical insurance products are generally sold to individuals with gaps in coverage for six months or less. Student health coverage plans are medical insurance plans sold to full-time college students who are not covered by their parents’ health insurance, are no longer eligible for dependant coverage or are seeking a more comprehensive alternative to a college-sponsored plan.

      Small Employer Health Insurance Products. Our small employer market primarily includes companies with two to fifty employees, although larger employer coverage is available. Our average group size, as of December 31, 2003, was approximately 5 employees. In the case of our small employer group medical insurance, we underwrite the entire group and examine the medical risk factors of the individuals in the group for forecasting and reserving purposes.

      Substantially all of the small employer health insurance products that we sold in 2002 and 2003 were PPO products. At December 31, 2003 and 2002, we had total in force medical certificates of 205,300 and 196,500, respectively, covering approximately 376,000 and 355,000 individuals, respectively. The number of small employer groups as of December 31, 2003 and 2002 were approximately 37,700 and 37,400, respectively.

      We recently introduced Health Reimbursement Accounts (HRAs), which are employer-funded accounts provided to employees for reimbursement of qualifying medical expenses. We also offer certain ancillary products to meet the demands of small employers for life insurance, short-term disability insurance and dental insurance. In addition, beginning in January 2004, we began offering HSA products to individuals and small employer groups.

Marketing and Distribution

      Our health insurance products are principally marketed to an extensive network of independent agents by Assurant Health distributors. Approximately 150,000 agents had access to Assurant Health products during the 2003 calendar year. We also market our products to individuals through a variety of exclusive and non-exclusive national account relationships and direct distribution channels. In addition, we market our products through NorthStar Marketing, a wholly owned affiliate that proactively seeks business directly from independent agents. Since 2000, Assurant Health has had an exclusive national marketing agreement with Insurance Placement Service, Inc. (IPSI), a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company (State Farm), pursuant to which IPSI captive agents market Assurant Health’s individual health products. Captive agents are representatives of a single insurer or group of insurers who are obligated to submit business only to that insurer, or at a minimum, give that insurer first refusal rights on a sale. The term of this agreement with IPSI will expire in July 2004, but may be extended if agreed to by both parties. In addition, Assurant Health has exclusive distribution relationships with United Services Automobile Association (USAA) and Mutual of Omaha to market Assurant Health’s individual health products. The agreement that provides for our arrangement with USAA terminates in July 2005, but may be extended for a one-year period if agreed to by both parties. The agreement that provides for our arrangement with Mutual of Omaha terminates in February 2007 but may be extended if agreed to by both parties. All of these arrangements have four-year terms from their commencement dates and are generally terminable upon our bankruptcy or similar proceeding or a breach of a material provision by us. Additionally, some of these arrangements permit termination after a specified notice period. We also have a solid relationship with Health Advocates Alliance, the association through which we provide many of our individual health insurance products through Assurant Health’s agreement with Health Advocates Alliance’s administrator National

Administration Company, Inc. The term of this agreement with National Administration Company will expire in September 2006, but will be automatically extended for an additional two-year term unless prior notice of a party’s intent to terminate is given to the other party. Assurant Health also has had a long-term relationship with Rogers Benefit Group, a national marketing organization with 70 offices. Short-term medical insurance and student health coverage plans are also sold through the Internet by Assurant Health and numerous direct writing agents.

Underwriting and Risk Management

      Assurant Health’s underwriting and risk management capabilities include pricing discipline, policy underwriting, renewal optimization, development and retention of provider networks and claims processing.

      In establishing premium rates for our health care plans, we use underwriting criteria based upon our accumulated actuarial data, with adjustments for factors such as claims experience and member demographics to evaluate anticipated health care costs. Our pricing considers the expected frequency and severity of claims and the costs of providing the necessary coverage, including the cost of administering policy benefits, sales and other administrative costs. State rate regulation significantly affects pricing. Our health insurance operations are subject to a variety of legislative and regulatory requirements and restrictions covering a range of trade and claim settlement practices. State insurance regulatory authorities have broad discretion in approving a health insurer’s proposed rates. In addition, HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small employer groups and limits exclusions based on existing conditions.

      In our individual health insurance business, we medically underwrite our applicants and have implemented new programs to improve our underwriting process. These include our tele-underwriting program, which enables individual insurance applicants to be interviewed over the telephone by trained underwriters. Gathering information directly from prospective clients over the telephone greatly reduces the need for costly and time-consuming medical exams and physician reports. We believe this approach leads to lower costs, improved productivity, faster application processing times and improved underwriting information. Our individual underwriting considers not only an applicant’s medical history, but also lifestyle factors such as avocations and alcohol and drug and tobacco use. Our individual health insurance products generally permit us to rescind coverage if an insured has falsified his or her application.

      In our small employer group health insurance business, we underwrite the group on the basis of demographic factors such as age, gender, occupation and geographic location and concentration of the group. In addition, we examine individual-level medical risk factors for forecasting and reserving purposes.

      Assurant Health offers a broad choice of PPO network options in each of its markets and enrolls members in the network that Assurant Health believes reduces our price paid for health care services while providing high quality care. Assurant Health enrolls indemnity customers in selected PPO networks to obtain discounts on provider services that would otherwise not be available. In situations where a customer does not obtain services from a contracted provider, Assurant Health applies various usual and customary fees, which limit the amount paid to providers within specific geographic areas.

      Provider network contracts are a critical dimension in controlling medical costs since there is often a significant difference between a network negotiated rate and the non-discounted rate. To this end, we retain provider networks through a variety of relationships, which include leased networks that contract directly with individual health care providers, proprietary contracts and Private Health Care Systems, Inc. (PHCS). PHCS is a national private company that maintains a provider network, which consisted of approximately 3,700 hospitals and approximately 400,000 physicians as of December 31, 2003. Assurant Health was a co-founder of PHCS, and as of December 31, 2003 we owned approximately 25% of the company. PHCS has a staff solely dedicated to provider relations.

      We seek to manage claim costs in our PPO plans by selecting provider networks that have negotiated favorable arrangements with physicians, hospitals and other health care professionals and requiring participation in our various medical management programs. In addition, we manage costs through extensive underwriting, pricing and product design decisions intended to influence the behavior of our insureds. We provide case management programs and have doctors, nurses and pharmacists on staff who endeavor to manage risks related to medical claims and prescription costs.

      We utilize a broad range of focused traditional cost containment and care management processes across our various product lines to manage risk and to lower costs. These include case management, disease management and pharmacy benefits management programs. Our case management philosophy is built on helping our insureds confront a complex care system to find the appropriate care in a timely and cost effective manner. We believe this approach builds positive relationships with our providers and insureds and helps us achieve cost savings.

      Effective July 1, 2003, Assurant Health transitioned its pharmacy benefits management function to Medco Health Solutions, formerly known as Merck-Medco. Medco Health Solutions has established itself as a leader in its industry with more than 57,000 participating pharmacies nationwide. Through Medco Health Solutions’ advanced technology platforms, Assurant Health is able to access information about customer utilization patterns on a more timely basis to improve its risk management capabilities. In addition to the technology-based advantages, Medco Health Solutions allows us to purchase our pharmacy benefits at competitive prices. Our agreement with Medco Health Solutions expires June 30, 2007. Assurant Health also utilizes co-payments and deductibles to reduce prescription drug costs.

      We employ approximately 525 claims employees in locations throughout the United States dedicated to Assurant Health. We have an appeals process pursuant to which policyholders can appeal claims decisions made.

Assurant Employee Benefits

      Assurant Employee Benefits, which we began operating with the acquisition of Mutual Benefit Life Group Division (now Fortis Benefits Insurance Company) in 1991, is a market leader in group dental benefit plans sponsored by employers and funded through payroll deductions based on number of subscribers and based on the number of master contracts in force. We are also a leading provider of disability and term life insurance products and related services to small and medium-sized employers based on number of master contracts in force.

      In our core benefits business, we focus on employer-sponsored programs for employers with typically between 20 and 1,000 employees. We are willing to write programs for employers with more than 1,000 covered employees when they meet our risk profile. At December 31, 2003, substantially all of our coverages in force and 77% of our annualized premiums in force were for employers with less than 1,000 employees. We have a particularly strong emphasis on employers with fewer than 250 employees, which represented approximately 96% and 59% of our in force coverages and premiums, respectively, as of December 31, 2003. Our average in force case size was 57 enrolled employees as of December 31, 2003.

      We believe that the small employer market is growing, and that there is no dominant player in the small group market. We believe that growth in our Assurant Employee Benefits segment will be principally driven by increases in the numbers of employees enrolled in our plans, inflation and increases in the cost of providing dental care and, for our group disability and term life business, increases in salaries. We believe that increased penetration of our target employer base could generate growth for this segment. According to the 2003 National Compensation Survey conducted by the Bureau of Labor Statistics, U.S. Department of Labor, in March 2003, 41% of full-time non-agricultural private industry employees lack employer provided or sponsored life insurance coverage, 55% lack short-term disability coverage, 64% lack long-term disability coverage and 60% lack dental coverage. During 2002, according to National Association of Dental Plans and Life Insurance Marketing Research Association studies, approximately $7.2 billion in annualized premiums of group dental, disability and life insurance was sold in the United States. Exclusive of group dental, for which historical data from these sources is not available, the average annual growth rate in sales of the remaining group products for 2000 through 2002 was 5.4% per year. We believe that our broad product and distribution coverage and our expertise in small case underwriting will position us favorably as these markets continue to grow.

      In Assurant Employee Benefits, we intend to build upon our position in the employee-paid dental lines, where we have seen higher profits than in the employer-paid lines, in order to expand and grow our portfolio of other employee-paid product offerings and service capabilities. We are also focusing our efforts on achieving greater bottom line profitability for our disability product offerings.

      Trends in the U.S. employment market and, in particular, in the cost of the medical benefits component of total compensation, are leading an increasing number of employers to offer new benefits on a voluntary basis. That is, after originally vetting the insurer and typically selecting the particular plan features to be offered, the employer offers the new benefits to employees at their election and at their cost, administered through payroll deduction. Because these products can be economically distributed on this group basis and are convenient to purchase and maintain, they are appealing to employees who might have little opportunity or inclination to purchase similar coverage on an individual basis.

      We believe that voluntary products represent a sizeable growth opportunity. Soliciting employees to enroll in employer-sponsored health plans requires effective communication and interaction with the target employee. We have reorganized our home office and sales operations to reflect the strategic importance of this area. As part of this reorganization, we have divided our sales force into those who sell voluntary products and those who sell “true group” products with each division collaborating with the other to help meet the needs of shared brokers and clients. True group products are group insurance products in which the employer or other group policyholder pays all or part of the premium on behalf of the insured members. Voluntary and true group representatives collaborate with each other in developing relationships with and providing service to the intermediaries selected by our targeted customers, many of whom are not specialists in either voluntary or true group coverages. In addition, we have subdivided our home office underwriting areas between voluntary and “true group” product lines, with each side providing underwriting service to the respective group representatives. We are also investing resources in enhanced enrollment and specialized administrative capabilities for the voluntary market.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant Employee Benefits for the periods and as of the dates indicated:

	For the Year Ended
	December 31,

	2003	2002(4)	2001(4)

	(in millions, except master
	contract data)
Net earned premiums and other considerations:
Group dental	$539	$554	$257
Group disability	461	400	398
Group life	256	279	279

Total	1,256	1,233	934
Fees and other income	54	74	39

Total	$1,310	$1,307	$973

Operating statistics:
Loss ratio(1)	73.3%	76.6%	79.0%
Expense ratio(2)	33.1%	32.3%	32.5%
Premium persistency ratio(3)	79.9%	79.9%	84.3%
Number of direct master contracts (rounded to the nearest 100):
Group dental	29,300	30,300	12,500
Group disability	25,400	27,300	28,700
Group life	25,200	25,600	25,500

Total	79,900	83,200	66,700

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.

(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.

(3)	The premium persistency ratio is equal to the rate at which existing business for all issue years at the beginning of the period remains in force at the end of the period. The calculation for the year ended December 31, 2002 and 2001 excludes the Dental Benefits Division (DBD) of Protective Life Corporation.

(4)	The results of DBD, which we acquired on December 31, 2001, and the results of CORE, which we acquired on July 12, 2001, are included in the financial results of the Assurant Employee Benefits segment beginning in 2002 and July 2001, respectively. DBD at the time of acquisition was a leading provider of voluntary (employee-paid) indemnity dental and prepaid dental coverage for employee groups. CORE at the time of acquisition was a leading national provider of employee absence management services and a major provider of disability reinsurance management services to middle-market insurance carriers.

Products and Services

      Group Dental. Dental benefit plans provide for the funding of necessary or elective dental care. We provide both employee-paid and employer-paid plans. Plans may involve a traditional indemnity arrangement, a PPO arrangement, a “prepaid” arrangement, or some combination of these programs with employee choice. In a PPO plan, insureds may select any dental provider, but benefits are reimbursed at a higher level when they visit a provider who participates in the PPO. Coverage is subject to deductibles, coinsurance and annual or lifetime maximums. In a prepaid plan, members must go to participating dentists in order to receive benefits. Depending upon the procedure, dental benefits are provided by participating dentists at either no cost or a nominal co-payment.

      Success in the group dental business requires strong provider network development and management skills, a focus on expense management and a claim system capable of efficiently and accurately adjudicating high volumes of transactions. We own and operate a PPO, Dental Health Alliance, L.L.C., which as of October 1, 2003 had approximately 26,700 referable locations and approximately 18,500 participating dentists nationwide. In addition, we have a marketing arrangement with an independent PPO that adds another approximately 1,700 referable locations and approximately 1,400 participating dentists nationwide. We have also developed local managed care networks in 24 states, which, as of October 1, 2003, collectively involved approximately 13,400 referable locations and approximately 8,700 participating dentists. The number of referable locations in our dental PPO and managed care networks has grown by approximately 35% and 10%, respectively, from January 1, 2000 to October 1, 2003. We have also developed local managed care networks in 25 states.

      In addition to fully insured dental benefits, we also offer administrative services only (ASO) for self-funded dental plans. Under these arrangements, the employers or plan sponsors pay Assurant Employee Benefits a fee for providing these services. The self-funded plan is responsible for the claim liability. ASO dental is a viable product option for employers with 100 or more employees. As of December 31, 2003, our block of this business consisted of approximately 200 groups and approximately 92,000 covered employees and, for the year ended December 31, 2003, generated $6.6 million of fee revenue.

      As of December 31, 2003 and 2002, we had approximately 29,300 and 30,300 group dental plans insured or administered through this segment, respectively, covering or involving in each case approximately 1.4 million members.

      Group Disability Insurance. Group disability insurance provides partial replacement of lost earnings for insured employees who become disabled and otherwise qualify for benefits. Our group disability products include both short-term and long-term disability insurance. Group long-term disability insurance provides employees with insurance coverage for loss of income in the event of extended work absences due to sickness or injury. Most policies begin providing benefits following 90 or 180 day waiting periods, and benefits are limited to specified maximums as a percentage of income. Group short-term disability insurance provides coverage for temporary loss of income due to injury or sickness, often effective immediately for accidents and after one week for sickness, for up to 26 weeks, also limited to specified maximums as a percentage of income. As a reflection of both the breadth of our disability product lines and our desire to diversify our risks, we market our disability products across all major industry segments.

      Disability Reinsurance Management Services, Inc., our wholly owned subsidiary, provides insurance carriers that wish to supplement their core product offerings a turnkey facility with which to write group disability insurance. Services we provide to the insurers for a fee include product development, state insurance regulatory filings, underwriting, claims management or any of the other functions typically performed by an insurer’s back office. The risks written by DRMS’ various clients are reinsured into a pool, with the clients generally retaining shares ranging from 0% to 50% of the risks they write. At times, the ceding insurer may also be a reinsurer of one or more of the pools. As the largest reinsurer in the pools, our licensed insurance subsidiaries reinsure a substantial majority of the insurance risk that is ceded by the client. Since DRMS clients operate in niches not often reached through our traditional distribution, our participation in the pools enables us, through a form of alternate distribution, to reach customers to whom we would not otherwise have access. In this reinsurance arrangement, we manage through DRMS both underwriting and the claims adjudication process; therefore, we have more control of critical risk management processes than is normally available in reinsurance arrangements.

      As of December 31, 2003 and 2002, we had approximately 37,500 and 39,100 group disability plans in force, reinsured or administered on an ASO basis, covering approximately 2.7 million and 3.0 million enrolled employees, respectively.

      Group Term Life Insurance. Group term life insurance is one of the principal means by which working people in the United States provide for their families against the risk of premature death and often the means whereby they obtain lesser amounts of coverage for their spouses, children or domestic partners. Group term life insurance provides coverage to employees, with limited coverage also available to their dependents, for a specified period. Our policies are generally the standard or basic term life insurance offered by employers. Group term life insurance consists primarily of renewable term life insurance, which is term life coverage that is renewable at the option of the insured who is not required to take a medical examination in order to renew existing amounts of coverage, with the amount of coverage as a flat amount, an amount linked to the employees’ earnings, or a combination of the two. Employers generally provide a base or foundation level of coverage for their employees and offer the opportunity for employees to increase their coverage to meet specific needs. Also, basic term life insurance is often supplemented with an accidental death or dismemberment policy or rider, which provides additional benefits in the indicated events. Because there are few ways to differentiate an insurer in the area of traditional group term life insurance, we often sell this product line as a complement to our other core employee benefit insurance products.

      As of December 31, 2003 and 2002, we had approximately 25,200 and 25,600 group life plans in force, covering approximately 1.7 million and 2 million enrolled employees, respectively.

Marketing and Distribution

      We distribute the products of Assurant Employee Benefits primarily through approximately 160 group sales representatives, located in 40 offices in or near major U.S. metropolitan areas. These representatives work through independent employee benefits advisors, including brokers and other intermediaries, to reach our customers, who are primarily small to medium-sized employers. DRMS employs an independent distribution arm tailored to its needs.

      Our marketing efforts concentrate on:

•	the identification of the employee benefit needs of our targeted customers;

•	the development of tailored products and services designed to meet those needs;

•	the alignment of our Company with select brokers and other intermediaries who value our approach to the market; and

•	the promotion of our Company’s brand.

      To compete effectively in the small to medium-sized employer marketplace requires a large and broadly distributed sales force with relationships with the brokers and other intermediaries who act as advisors to those employers in connection with their benefits programs. In many cases, these employers and their advisors rely on us for expertise in matching their needs to the collection of solutions available through group benefit programs. Competing effectively also requires systems and work practices suited to a high transaction volume business and the ability to provide a high level of customer service to a large number of clients operating in almost all industries found in the U.S. economy.

Underwriting and Risk Management

      True group products are normally offered to employees on a guaranteed issue basis, meaning that if the group is an acceptable risk, the insurer generally foregoes individual medical underwriting and agrees in advance to accept all applications for insurance from members of the eligible class up to a formula-determined limit. Individual medical underwriting is required on applications for amounts in excess of this limit, or in connection with untimely applications. Our sales representatives and underwriters evaluate the risk characteristics of each prospective insured group and design appropriate plans of insurance. They utilize various techniques such as deductibles, co-payments, guarantee issue limits and waiting periods to control the risk we assume. Voluntary products introduce additional risks due to the fact that employees have some awareness of the risk of loss they personally face, and those employees who believe themselves to be more at risk will be more likely to elect coverage. In order to manage these risks, we customize our plan designs to seek to mitigate adverse selection problems. We also require that a minimum percentage of eligible employees elect a voluntary coverage.

      We base the pricing of our products on the expected pay-out of benefits that we calculate using assumptions for mortality, morbidity, interest, expenses and persistency, depending upon the specific product features. Group underwriting takes into account demographic factors such as age, gender and occupation of members of the group as well as the geographic location and concentration of the group. Our disability policies often limit the payment of benefits for certain kinds of conditions, such as pre-existing conditions or disabilities arising from specifically listed medical conditions, in each case as defined in the policies.

      Generally, we are not obligated to accept any risk or group of risks from, or to issue a policy or group of policies to, any employer or intermediary. Requests for coverage are reviewed on their merits and generally a policy is not issued unless the particular risk or group has been examined and approved by our underwriters. Group products are typically written with an initial rate guarantee of two years for disability and life insurance and one year for other group products. They are also written on a guaranteed renewable basis, meaning that they are renewable at the option of the insured for a specified number of years, with the right, upon expiration of the guarantee, to re-price to reflect the aggregate experience of our block of business and, where credible, the experience of the group. Credibility in this context means the assessment of the likelihood that the past history of the group is predictive of the future experience of the group. Credibility generally increases with group size or with the quantity of claims filed.

      The business underwritten by our Assurant Employee Benefits segment is widely dispersed across geographic areas as well as the industries insured. At December 31, 2003, our top ten states measured by percentage of in force annual premiums contributed approximately 54.5% of our total annualized premiums in force, as detailed below:

Percentage of
Total
Annualized
Premiums in
State	Force

California	11.5%
Texas	7.2
Minnesota	6.2
Florida	4.8
Michigan	4.6
New York	4.5
Illinois	4.5
Ohio	4.4
Wisconsin	3.4
Tennessee	3.4

Total	54.5%

      Similarly, at December 31, 2003, our top ten industry segments measured by percentage of in force annual premiums contributed approximately 49.5% of our total annualized premiums in force, as detailed below:

Percentage of
Total
Annualized
Premiums in
SIC Code	Force

80 (Health Services)	9.3%
82 (Educational Services)	8.5
87 (Engineering, Accounting, Management, etc.)	5.9
73 (Business Services)	5.4
50 (Wholesale Trade-Durable)	4.3
91 (Government Services)	4.1
81 (Legal Services)	3.9
86 (Membership Organizations)	2.8
83 (Social Services)	2.7
60 (Depository Institutions)	2.6

Total	49.5%

      Our efforts are focused on facilitating claimants’ return to work through a variety of means, including physical therapy, vocational rehabilitation and retraining and workplace accommodation to assist the insured. We believe that we were the first U.S. insurance company to develop and market disability insurance contracts aimed explicitly at facilitating recovery of functionality and vocational rehabilitation when disabilities occur. In support of this effort, we also employ or contract with a staff of doctors, nurses and vocational rehabilitation specialists. We also utilize a broad range of outside medical and vocational experts for independent evaluations and local vocational services. Finally, we have an investigations unit focused on individuals who have or may be capable of returning to work but continue to claim benefits. Our dental business utilizes a highly automated claims system focused on rapid handling of claims, with 69% of claims adjudicated within seven calendar days for claims received from January 1, 2003 to and including December 31, 2003.

      We employ approximately 800 claims employees in locations throughout the United States dedicated to the Assurant Employee Benefits segment. We have a claims review process, including an appeals process pursuant to which policyholders can appeal claims decisions made.

Assurant PreNeed

      Assurant PreNeed, which we began operating with the acquisition of United Family Life Insurance Company in 1980, is the market leader in the United States in pre-funded funeral insurance based on face amount of new policies sold. Pre-funded funeral insurance provides whole life insurance death benefits or annuity benefits used to fund costs incurred in connection with pre-arranged funerals. An annuity is a contract that provides for periodic payments to an annuitant for a specified period of time. In the case of annuities sold by Assurant PreNeed, all the benefits under the contract are generally paid out at the death of the purchaser of the annuity. We distribute our pre-funded funeral insurance products through two separate channels, our independent channel and our American Memorial Life Insurance Company (AMLIC) channel. Our pre-funded funeral insurance products provide benefits to cover the costs incurred in connection with pre-arranged funeral contracts, which are arrangements between funeral firms and individuals whereby the funeral firms agree to perform selected funerals upon the individuals’ death, and are distributed primarily through funeral homes and sold mainly to consumers over the age of 65, with an average issue age of 72. Our pre-funded funeral insurance products are typically structured as whole life insurance policies in the United States and as annuity products in Canada. Our independent channel’s target market is comprised of the 23,000 funeral firms in the United States and Canada, of which approximately 2,000 are active customers.

      With our acquisition of AMLIC in 2000, we have become the market leader in the area of pre-funded funeral insurance based on face amount of policies sold. Through our AMLIC channel, we provide the insurance products and support services for the pre-need activities of SCI, the largest funeral provider in North America based on total revenues. As of December 31, 2003, SCI operated approximately 1,800 funeral service locations, cemeteries and crematoria in North America. This commission-based arrangement is anchored by an exclusive ten-year marketing agreement, which commenced on October 1, 2000.

      According to public filings, published statistics and our own internal estimates, we believe the U.S. market for insurance funded pre-need policies in 2002 was approximately $2.0 billion based on the face amount of policies sold. According to Conning’s Industry Insight, an industry publication, the pre-funded funeral insurance industry grew by approximately 2.9% annually from 1992 to 2000. We believe the pre-need market will continue to grow at approximately this level in the future. Growth in pre-need sales has been traditionally driven by distribution with a high correlation between new sales of pre-funded funeral insurance and the number of pre-need counselors marketing the product and expansion in sales and marketing capabilities. In addition, as alternative distribution channels are identified, such as targeting affinity groups and employers, we believe growth in this market could accelerate. We believe that the pre-need market is characterized by an aging population combined with low penetration of the over-65 market.

      In Assurant PreNeed, our strategy in our independent channel is to increase sales potential by strengthening our distribution relationships. We do this by offering marketing support and programs to our funeral firm clients to increase their local market share, providing training for their sales counselors and assisting them in developing direct-to-consumer marketing programs and lead generation and management tools. Through our AMLIC channel our strategy is to reduce SCI’s cost to sell and manage its pre-need operation. We do this by integrating our processes for managing SCI’s insurance production into its process for managing its pre-need business. Additionally, in keeping with our goal of aligning SCI’s interest with ours, our arrangement with SCI is commission-based; however, we compensate SCI with an escalating production-based commission, with a defined maximum.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant PreNeed for the periods and as of the dates indicated:

	For the Year Ended
	December 31,

	2003	2002	2001

	(in millions)
Net earned premiums and other considerations:
AMLIC	$283	$293	$278
Independent	246	245	229

Total	529	538	507
Fees and other income	5	5	3

Total	$534	$543	$510

New face sales (life and annuity) net of reinsurance:
AMLIC	$308	$392	$372
Independent and other	312	319	258

Total	$620	$711	$630

Policies in force	1.71	1.69	1.67
Policyholder liabilities	$2,996	$2,717	$2,499

Products

      Pre-Funded Funeral Insurance Policies. Pre-funded funeral insurance provides whole life insurance death benefits or annuity benefits to fund the costs incurred in connection with pre-arranged funeral contracts, or, in a minority of situations, pre-arranged funerals without a pre-arranged funeral contract, which costs typically include funeral firm merchandise and services. Our pre-funded funeral insurance products are typically structured as whole life insurance policies in the United States. In Canada, for regulatory reasons, our pre-funded funeral insurance products are typically structured as annuity contracts for newly issued business. A pre-arranged funeral contract is an arrangement between a funeral firm and an individual whereby the funeral firm agrees to perform the selected funeral upon the individual’s death. The consumer then purchases an insurance policy intended to cover the cost of the pre-arranged funeral, and the funeral home generally becomes the irrevocable assignee, or, in certain cases, the beneficiary, of the insurance policy proceeds. However, the insured may name a beneficiary other than the funeral home. The funeral home agrees to provide the selected funeral at death in exchange for the policy proceeds. Because the death benefit under many of our policies is designed to grow over time, the funeral firm that is the assignee of such a policy has managed some or all of its funeral inflation risk. Consumers have the choice of making their policy payments as a single lump-sum payment or through multi-payment plans that spread payments out over a period of three to ten years. We do not provide any funeral goods and services in connection with our pre-funded funeral insurance policies; these policies pay death benefits in cash only.

Marketing and Distribution

      We distribute our pre-funded funeral insurance products through two distribution channels: the independent channel, which distributes through approximately 2,000 funeral homes and selected third-party general agencies, and our AMLIC channel, which distributes through an exclusive relationship with approximately 1,300 SCI-owned locations in North America. Our policies are sold by licensed insurance agents or enrollers who in some cases may also be a funeral director. As of December 31, 2003 and 2002, the face amount of our contracts sold through our AMLIC channel represented approximately 50% and 55%, respectively, of our total new life and annuity face sales in Assurant PreNeed.

Risk Management

      Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains the majority of its profits through interest rate spreads. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. To manage these spreads, we monitor weekly the movement in new money yields and monthly evaluate our actual net new achievable yields. This information is used by our business segment crediting committee to evaluate rates to be credited on applicable new and in force pre-funded funeral insurance policies and annuities. In addition, our business segment investment committee, including members of the crediting committee, we review asset benchmarks and perform asset/ liability matching studies to develop the optimum portfolio to maximize yield and reduce risk.

      In Assurant PreNeed, we utilize prudent underwriting to select and price insurance risks. We regularly monitor mortality assumptions to determine if experience remains consistent with these assumptions and to ensure that our product pricing remains appropriate. We continually review our underwriting, agent and policy contract provisions and pricing guidelines so that our policies remain competitive and supportive of our marketing strategies and profitability goals. Our underwriting policies rely on review procedures with actuarial personnel, in which actual loss experience is examined. Decisions are based on established actuarial pricing and risk selection principles to ensure that our underwriting and pricing guidelines are appropriate.

      Many of our pre-funded whole-life funeral insurance policies have increasing death benefits. As of December 31, 2003, approximately 81% of Assurant PreNeed’s in force insurance policy reserves relate to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index. Policies that have rates guaranteed to change with the Consumer Price Index represented approximately 13% of Assurant PreNeed’s reserves as of December 31, 2003. We have employed risk mitigation strategies to seek to minimize our exposure to a rapid increase in inflation.

      In our independent channel, we outsource all of the servicing and administration of our policies.

Ceded Reinsurance

      Our operating business segments utilize ceded reinsurance for three major business purposes:

•	Loss Protection and Capital Management. As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various operating business segments, including significant individual or catastrophic claims, and to free up capital to enable us to write additional business.

•	Business Dispositions. We have used reinsurance to exit certain businesses, such as our FFG division in 2001 and our LTC business in 2000. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business segments that we retained.

•	Assurant Solutions’ Client Risk and Profit Sharing. Assurant Solutions writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

Loss Protection and Capital Management

      In a traditional indemnity reinsurance transaction, a reinsurer agrees to indemnify another insurer for part or all of its liability under a policy or policies it has issued for an agreed upon premium. These losses and loss expenses refer to the expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement costs plus losses incurred with respect to claims. These agreements provide for recovery of a portion of losses and associated loss expenses from reinsurers. The terms of these agreements, which are typical for agreements of this type, generally provide, among other things, for the automatic acceptance by the reinsurer of ceded risks in excess of our retention limits (i.e. the amount of loss per individual risk that we are willing to absorb). For excess of loss coverage, we pay premiums to the reinsurers based on rates negotiated and stated in the treaties. For pro rata reinsurance, we pay premiums to the reinsurers based upon percentages of premiums received by us on the business reinsured. These agreements are generally terminable as to new risks by us or by the reinsurer on appropriate notice; however, termination does not affect risks ceded during the term of the agreement, which generally remain with the reinsurer.

      We work with our business segments to develop effective reinsurance arrangements that are consistent with their pricing and operational goals of each operating business segment. For example, Assurant Employee Benefits cedes 100% of monthly disability claims in excess of $10,000 per individual insured. For our group term life business, the maximum amount retained on any one life is $800,000 of life insurance including accidental death, limited to $500,000 in life insurance and $300,000 in accidental death and dismemberment insurance. Amounts in excess of these figures are reinsured with other life insurance companies on a yearly renewable term basis. Assurant Solutions purchases property reinsurance for flood risk, with per property limits of $925,000 in excess of $75,000 per individual loss. This treaty has a per occurrence cap of $2,775,000.

      For those product lines where there is exposure to catastrophes (for example, homeowners’ policies written by Assurant Solutions), we closely monitor and manage our aggregate risk exposure by geographic area and have entered into reinsurance treaties to manage our exposure to these types of events. For 2003, catastrophe reinsurance was purchased to manage our risk exposure to a hurricane loss in excess of the modeled 200-year return time loss. We maintain $118 million of catastrophic excess of loss coverage for fire, flood and personal liability risks, with a per occurrence retention of the first $20 million. In addition, 90% of Florida hurricane losses in excess of $19 million are covered by the Florida Hurricane Catastrophe Fund (FHCF), with coverage capped at $58 million. This coverage has been in place as of January 1, 2003 and will continue through May 31, 2004. Future FHCF coverage will be determined by the FHCF in accordance with Florida statutes and will depend upon Assurant Solutions’ in force Florida risks and the FHCF claims paying capacity. Also, in Assurant Employee Benefits, we have purchased catastrophic reinsurance coverage in the group term life product line of $30 million in excess of our retention of the first $20 million.

      A significant portion of Assurant Health’s business has been reinsured under non-proportional reinsurance agreements that provide for the reinsurers to indemnify us for losses in a calendar year on combined ratios up to but not exceeding 110%. Such losses, with interest, are offset against any future profits. For calendar years where the combined ratio does not exceed 98%, Assurant Health keeps all the profits on the reinsured business net of the reinsurance fee. For years where the reinsured business is profitable but the combined ratio exceeds 98%, Assurant Health keeps 50% of the profits on the business net of the fee.

      With the exception of a small block of older policy forms, all of the LTC business of John Alden, one of our subsidiaries, has been reinsured with ERC Life Reinsurance Corporation (ERC). All risks and profits generated by the reinsured business have been transferred to ERC. The reserves and premium transferred are in excess of 95% of the direct long-term care amounts generated by John Alden. The remaining small block of long-term care policies in John Alden has been reinsured with John Hancock as part of the sale of that division. See “—Business Dispositions” below.

      Under indemnity reinsurance transactions in which we are the ceding insurer, we remain liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, we have control procedures in place to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as on developing strong relationships with our reinsurers for the sharing of risks. At December 31, 2002, 68% of our primary reinsurers (excluding The Hartford and John Hancock) were rated “A” or better by A.M. Best, while 10% of our reinsurers did not have A.M. Best ratings at such date.

      In addition, we also purchase reinsurance when capital requirements and the economic terms of the reinsurance make it appropriate to do so.

Business Dispositions

      We have exited businesses through reinsurance ceded to third parties, such as our 2001 sale of the insurance operations of FFG to The Hartford. The assets backing the liabilities on these businesses are held in a trust. All separate account business and John Alden general account business relating to FFG were transferred through modified coinsurance, a form of proportional reinsurance in which the underlying assets and liabilities are still reflected on the ceding company’s balance sheet. Under this arrangement, The Hartford receives all premiums, pays all claims and funds all reserve increases net of investment income on reserves held. All other FFG business was reinsured by 100% coinsurance, which transfers all affected assets and liabilities as well as all premiums and claims to the assuming company. We would be responsible for administering this business in the event of a default by The Hartford. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, we will be obligated to make these payments.

      In 1997, John Alden sold substantially all of its annuity operations to SunAmerica Life Insurance Company (SunAmerica), now a subsidiary of American International Group, Inc. In connection with the sale, John Alden reinsured its existing block of annuity policies to SunAmerica on a coinsurance basis. This coinsurance was initially on an indemnity basis and the parties agreed to transition the business to an assumption basis as soon as practical. An assumption basis is a form of reinsurance under which policy administration and the contractual relationship with the insured, as well as liabilities, pass to the reinsurer. In certain states, the transition to an assumption basis is subject to policyholder approval. To the extent that such transition does not take place with respect to any particular policy, the policy will remain reinsured on an indemnity basis. As of December 31, 2003, more than 95% of the ceded annuity reserves had either transitioned to an assumption basis or had lapsed.

      In 2000, we sold all of our LTC operations to John Hancock. In connection with the sale, we reinsured our existing block of long-term care policies to John Hancock on a coinsurance basis. Under the coinsurance agreement, we transferred 100% of the policy reserves and related assets on this block of business to John Hancock, and John Hancock agreed to be responsible for 100% of the policy benefits. The assets backing the liabilities on this business are held in a trust and John Hancock is obligated to fund the trust if the value of the assets is deemed insufficient to fund the liabilities. If John Hancock fails to fulfill these obligations, we will be obligated to make these payments.

Assurant Solutions’ Client Risk and Profit Sharing

      Historically, our insurance subsidiaries in Assurant Solutions have ceded a portion of the premiums and risk related to business generated by certain clients to the client’s captive insurance companies or to reinsurance companies in which the clients have an ownership interest. In some cases, our insurance subsidiaries have assumed a portion of these ceded premiums and risk from the captive insurance companies and reinsurance companies. Through these arrangements, our insurance subsidiaries share some of the premiums and risk related to client-generated business with these clients. When the reinsurance companies are not authorized to do business in our insurance subsidiary’s domiciliary state, our insurance subsidiary generally obtains collateral, such as a trust or a letter of credit, from the reinsurance company or its affiliate in an amount equal to the outstanding reserves to obtain full financial credit in the domiciliary state for the third-party reinsurance. See “—Quantitative and Qualitative Disclosures about Market Risk—Credit Risk.”

      In addition, we have received and responded to a John Doe summons from the Internal Revenue Service requesting information as to the identities of U.S. taxpayers that have engaged in producer-owned reinsurance company transactions in the Turks and Caicos with us. The Internal Revenue Service previously issued a notice stating that certain tax benefits claimed in connection with producer-owned reinsurance company transactions involving credit insurance transactions with producers who own reinsurance companies located in the Turks and Caicos will be denied and is investigating whether tax benefits claimed by the taxpayers they wish to identify are available. This summons states that there is no issue in the investigation relating to our tax liability. However, it is possible that the investigation by the Internal Revenue Service could affect our current reinsurance arrangements.

     Gross Annualized Premium in Force, Ceded Portion and Net Amount Retained

      The following table details our gross annualized premium in force, the portion that was ceded to reinsurers and the net amount that was retained as of December 31, 2003.

	As of December 31, 2003

				Percentage
	Gross(1)	Ceded	Net	Retained

	(in millions)
Life insurance	$1,409	$637	$772	55%
Accident and health	4,743	949	3,794	80%
Property and casualty	2,520	929	1,591	63%

Total consolidated	$8,672	$2,515	$6,157

(1)	Gross includes direct plus assumed premiums.

Claims Provisions/ Reserves

      In accordance with industry and accounting practices and applicable insurance laws and regulatory requirements, we establish reserves for payment of claims and claims expenses for claims that arise from our insurance policies. We maintain reserves for future policy benefits and unpaid claims expenses. Policy reserves represent the accumulation of the premiums received that are set aside to provide for future benefits and expenses on claims not yet incurred. Claim reserves are established for future payments and associated expenses not yet due on claims that have already been incurred, whether reported to us or not. Reserves, whether calculated under GAAP or SAP, do not represent an exact calculation of future policy benefits and expenses but are instead estimates made by us using actuarial and statistical procedures. There can be no assurance that any such reserves would be sufficient to fund our future liabilities in all circumstances. Future loss development could require reserves to be increased, which would adversely affect earnings in current and/or future periods. Adjustments to reserve amounts may be required in the event of changes from the assumptions regarding future morbidity, the incidence of disability claims and the rate of recovery, including the effects thereon of inflation and other societal and economic factors, persistency, mortality, property claim frequency and severity and the interest rates used in calculating the reserve amounts. The reserves reflected in our consolidated financial statements are calculated in accordance with GAAP.

      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Reserves.”

      Reserves are regularly reviewed and updated, using the most current information. Any adjustments are reflected in the current results of operations. However, because the establishment of reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed existing reserves.

      Reserves are reviewed at least quarterly by our business segment management.

Investments

      The investment portfolio is a critical part of our business activities and important to our overall profitability. The fundamental investment philosophy is to manage assets, within our stated risk parameters, to generate consistent and high levels of investment income, before gains and losses, while providing a total return that is competitive over the long-term. Our investment team is charged with:

•	maintaining safety of principal and sufficient liquidity;

•	managing credit, interest rate, prepayment and market risks;

•	maintaining adequate diversification among asset classes, industry concentrations and individual issuers; and

•	adhering to all applicable regulatory requirements.

      We have individual business segments with different needs and characteristics. Hence, our investment approach for each business segment is tailored to that business segment’s needs in terms of asset allocation, liquidity needs and duration of assets and liabilities.

     Organization

      The general account is managed by our asset management department, Assurant Asset Management, or AAM. In this capacity, AAM acts as both our investment advisor and our asset manager. As investment advisor, the AAM organization oversees the design and implementation of overall investment policy. As asset manager, AAM is responsible for (i) directly investing those general account assets for which the department has in-house expertise and (ii) selecting and monitoring outside managers for those assets for which AAM has limited expertise. AAM fulfills these roles through its involvement in the establishment of risk management techniques, business segment investment policy and asset benchmark construction and through leadership and participation in our two investment oversight entities: the Company’s risk management committee and the individual business segment investment committees.

      Our risk management committee consists of the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Corporate Actuary and Head of Strategic Analysis. It meets quarterly and is responsible for setting overall corporate risk tolerance for the general account. As such, it approves all investment risk limits including those affecting overall portfolio quality, liquidity, duration and asset class concentration. Additionally, it approves the use of new asset classes when appropriate and business segment asset allocation and investment policy.

      The business segment investment committees meet quarterly and are co-chaired by the business segment Chief Financial Officer and either the Head of Fixed Income Investments or the Head of Mortgage and Real Estate Investments. These committees are responsible for setting appropriate asset allocation and investment policy for our specific business segments. Additionally, they monitor investment strategy, performance, pricing and liability cash flows and research and recommend the use of new asset classes.

      These committees, together with AAM, manage the overall risk parameters of our investment portfolios and seek to employ investment policies and strategies that are appropriate for and supportive of the needs of the individual businesses.

      The portfolio and investment performance results are reviewed quarterly with our board of directors.

     Investment Process

      Our investment process is initiated by the strategic analysis group within AAM. This group designs an appropriate asset allocation benchmark for each portfolio that is tailored to the associated liabilities and is designed to generate the highest level of investment income available given each business segment’s overall risk tolerance. Although income is the primary objective, total return is a significant secondary objective. We operate our business through multiple legal entities. At least one portfolio is maintained for each legal entity. In addition, separate portfolios are maintained for legal entities that conduct business for more than one business segment. The maturities of the assets are selected so as to satisfy a duration corridor for each portfolio that is appropriate to its underlying liabilities. Duration is the sensitivity of the portfolio to movements of interest rates. The duration corridor refers to the minimum and maximum duration allowed. The actual duration is dynamic and will change with time and interest rate movement, as will the liability duration. The duration corridor is chosen by analyzing various risk/reward measures from appropriate asset/liability studies. The duration of our portfolio as of December 31, 2003 and 2002 was 5.92 and 5.41 years, respectively. This represents the amalgamated duration of our four operating business segments that is directly tied to their liabilities, many of which are short-tail. As of December 31, 2003, the average duration of such liabilities was 5.8 years. It is our intent to manage the portfolios such that their durations closely match the liabilities that they support.

      In addition, the asset allocation benchmark will reflect multiple constraints, such as all risk tolerances established by our risk management committee, appropriate credit structure, prepayment risk tolerance, liquidity requirements, capital efficiency, tax considerations and regulatory and rating agency requirements. The individual benchmarks are then aggregated together to give a total asset profile. Asset management is conducted at the portfolio level; however, risk constraints are also in place for the aggregate portfolio. Each benchmark is reviewed at least annually for appropriateness.

      Our investment portfolios are invested in the following key asset classes:

•	fixed income securities, including mortgage-backed and other asset-backed securities;

•	preferred stocks;

•	commercial mortgage loans; and

•	commercial real estate.

      We began investing in private placement loans in the fourth quarter of 2003 and ultimately over the next several years intend to have private placement loans represent 5% of our total invested assets. As of December 31, 2003, we had approximately $19 million invested in private placements. We do not currently invest new money in equity securities; however, we may do so in the future. As of December 31, 2003, less than 1% of the fair value of our total invested assets was invested in common stock.

      Changes in individual security values are monitored on a semi-monthly basis in order to identify potential problem credits. In addition, each month the portfolio holdings are screened for securities whose market price is equal to 85% or less of their original purchase price. Management then makes their assessment as to which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition of the issuer, any collateral held and the length of time the market value of the security has been below cost. Each month the watchlist is discussed at a meeting attended by members of our investment, accounting and finance departments. Each quarter any security whose price decrease is deemed to have been other than temporarily impaired is written down to its then current market level, with the amount of the writedown reflected in our statement of operations for that quarter. Previously impaired issues are also monitored monthly, with additional writedowns taken quarterly if necessary

     Fixed Income Portfolio Process

      AAM controls the credit risk in the fixed income portfolio through a combination of issuer level credit research and portfolio level credit risk management. At the issuer level, we maintain a credit database that contains both qualitative and quantitative assessments of over 200 issuers and 35 industries. At the portfolio level, we control credit risk primarily through quality and industry diversification, individual issuer limits based upon credit rating and a sell discipline designed to reduce quickly exposure to deteriorating credits. In addition, we monitor changes in individual security values on a semi-monthly basis in order to identify potential problem credits. This process is also incorporated into our impairment watchlist process. The risks in the fixed income portfolio are controlled and monitored.

      The risks in the fixed income portfolio are carefully controlled and monitored. First, AAM customizes the asset allocation benchmark to reflect the risk tolerance for each of our operating business segments. Second, our risk management committee imposes issuer portfolio limits on individual issuers based upon credit quality, which limits are currently 1.5% for issuers rated AA- and above, 1% for issuers rated A- to A+, 0.75% for issuers rated BBB- to BBB+ and 0.38% for issuers rated BB- to BB+. We use the lower of Moody’s or Standard & Poor’s ratings to determine an issuer’s rating. Third, our fixed income investment team sub-divides the portfolio’s BBB-rated holdings by rating notch (i.e., BBB+, BBB, BBB-) and typically imposes lower limits for the lower rated BBB issuers. Our policy is not to purchase non-rated fixed income securities. However, as of December 31, 2003, less than 2% of our fixed maturity securities portfolio was invested in fixed maturity securities that were not rated by Moody’s or Standard & Poor’s. Finally, we give our high yield managers the option to accept investment grade holdings if they are downgraded to below investment grade. If our high yield managers reject such holdings, we will liquidate any such holdings; if the high yield managers accept only a portion of such holdings, we will liquidate the remaining portion of such holdings. The effect of these and other risk controls, some of which are described below, is a highly diversified credit portfolio and a sell discipline designed to reduce exposure to issuers whose credit profile is deteriorating.

      In order to invest in a wide variety of asset classes in our portfolio and to appropriately manage the accompanying risks, we had outsourced the management of almost 14% of our portfolio’s market value as of December 31, 2003. We have engaged Alliance Capital Management Corp. and Wellington Management Co. for high yield investments, Spectrum Asset Management, Inc. and Flaherty & Crumrine Inc. for preferred stock investments, Prudential Private Placement Investors, LP for our private placements and Lancaster Investment Counsel and Phillips Hager & North Investment Management Ltd. for our Canadian investment portfolios. We retain custody control over assets under management by outside managers and have oversight procedures in place for all managers. These procedures include formal investment guidelines, daily transaction updates and periodic portfolio reviews. The outside managers are required to provide research updates for any issuer on the impairment watchlist for which they are responsible. Our agreements with these investment managers are generally terminable by us upon 30 days’ written notice. Additionally, we have recently entered into an agreement to outsource our new private placement loan investment program to Prudential Private Placement Investors, LP.

     Commercial Mortgage Loans Investment Process

      We originate fixed rate, first commercial mortgage loans through a nationwide group of exclusive, regional mortgage correspondents. We have a mortgage loan committee within AAM that is responsible for the approval of our mortgage loan related investments. Generally the mortgage correspondents service the loans they originate and we regularly meet with them to help foster a strong working relationship. Every property securing a loan application is inspected and underwritten by our mortgage loan staff prior to approval by our mortgage loan committee, which is comprised of the heads of our commercial mortgage and real estate departments and the vice president of our legal department. Most of the loans are non-recourse and virtually all loans include a “yield maintenance” provision, which compensates us in the event of loan prepayment. We are a portfolio lender and generally hold our commercial mortgage loans to maturity. We typically do not securitize or otherwise sell our commercial mortgage loans.

      Our investment process requires an in-depth review of the loan terms, security and the borrower prior to commitment. We seek geographic and property-type diversification and concentrate on the four following major property types for collateral: office, retail, warehouse and multi-family properties. Our policy is that mortgage loans may not exceed 75% of the market value of the property securing the loan; however, the loans we originate typically are below 70% of the market value. Loan terms generally range from five to 30 years, with amortization of five to 35 years.

      Our commercial mortgage loan portfolio is reviewed monthly for potential problems. All servicers provide monthly delinquencies reports. Problem loans, including delinquencies, foreclosures and loans on the “watch list,” are reviewed monthly. Inspection reports relating to financial, market and physical conditions, among other items, are obtained and reviewed on all loans annually. A potential loss reserve based on historical data adjusted for current expectations is maintained and is typically between 1.25% and 2.25% of commercial mortgage loans on real estate. As of December 31, 2003, the reserve was approximately 2.0% of the unpaid principal of our commercial mortgage loans, or $19 million.

     Investment Real Estate Process

      We invest in income-producing commercial properties to generate attractive risk-adjusted returns as well as to generate operating investment income with the potential for capital gains upon sale of the property. We invest with regional operating partners who generally invest capital in the property with us and provide management and leasing services. Our portfolio is diversified by location, property type, operating partner and lease term. Property types include office buildings, warehouse/industrial buildings and multi-family housing.

      Our investment process relies upon thorough market research and extensive due diligence. We maintain regional market information to target potentially attractive real estate markets. Physical, financial and market due diligence is conducted on all potential acquisitions prior to investing. Financial scenarios and resulting income and capital gains for various holding periods are modeled. Modest levels of non-recourse debt are employed to enable us to diversify the portfolio while limiting our equity exposure to this asset class. These investments are made through limited liability companies or limited partnerships.

      Our portfolio is monitored through numerous reports and regular property inspections. Monthly operating statements and quarterly GAAP statements are produced on every property and the results reported quarterly to the business segment investment committee. Internal annual appraisals are performed and every property is appraised by an independent appraiser at least once every three years on a rolling basis. Internal appraisals are updated quarterly to reflect major changes in market conditions or property or leasing conditions. Values are reported on our financial statements on the “equity method.” Market values are reported at the lesser of our internal valuation or the independent appraised value.

      All portfolios are reviewed monthly to insure that they are in compliance with guidelines established by our risk management committee or the established asset allocation for all asset classes. Exceptions are reviewed by our Chief Investment Officer and are corrected by the appropriate asset manager. State and regulatory compliance is reviewed by portfolio and by legal entity at least annually to insure compliance with regulations.

     Portfolio Composition

      Our total invested assets were $10,924 million and $10,084 million, or 46% and 45%, of our total assets, as of December 31, 2003 and 2002, respectively. Our net investment income for the years ended December 31, 2003 and 2002 was 9% and 10%, respectively, of our total revenue, excluding realized investment losses and gains. We had a net realized gain on investments of $2 million for the year ended December 31, 2003 and a net realized loss on investments of $118 million for the year ended December 31, 2002. Our investment portfolio consists primarily of:

•	fixed income securities, including mortgage-backed and other asset-backed securities;

•	preferred stocks;

•	commercial mortgage loans; and

•	commercial real estate.

      As of December 31, 2003 and 2002, fixed maturity securities accounted for 80% of our total invested assets. The corporate bond portfolio is well diversified across industry classes.

      The following table sets forth the carrying value of the securities held in our investment portfolio at the dates indicated:

	At December 31,

	2003	2002

	(in millions)
Fixed maturities	$8,729	$8,036
Equity securities	456	272
Commercial mortgage loans on real estate at amortized cost	933	842
Policy loans	68	69
Short-term investments	276	684
Other investments(1)	462	181

Total	$10,924	$10,084

(1)	Includes primarily commercial real estate and limited partnerships.

     Investment Results

      The overall income yield on our investments after investment expenses, excluding net realized investment gains (losses), was 5.61% for the year ended December 31, 2003 and 6.20% for the year ended December 31, 2002. The overall income yield on our investments after investment expenses, including realized gains (losses), was 5.63% for the year ended December 31, 2003 and 5.04% for the year ended December 31, 2002.

      The following table sets forth the income yield and net investment income, excluding realized investment gains/(losses), for each major investment category for the periods indicated.

	For the Year Ended		For the Year Ended
	December 31, 2003		December 31, 2002

	Yield(1)	Amount	Yield(1)	Amount

	(in millions)
Fixed maturities	5.96%	$473	6.76%	$510
Equity securities	7.71%	27	8.93%	23
Commercial mortgage loans on real estate	8.00%	71	9.11%	78
Policy loans	5.70%	4	5.10%	3
Short-term investments	1.41%	7	1.30%	9
Cash and cash equivalents	0.40%	3	1.42%	9
Other investments(2)	14.48%	46	11.48%	19

Investment income before investment expenses	5.83%	631	6.39%	651
Investment expenses		(24)		(19)

Net investment income	5.61%	$607	6.20%	$632

Total Return Fixed Maturity Portfolio(3)	7.33%		8.42%
Total Return Lehman U.S. Aggregate Index(4)	4.10%		10.26%

(1)	The yield is calculated by dividing income by average assets. The yield calculation for the year ended December 31, 2003 includes the average of asset positions as of December 31, 2002 and December 31, 2003. The yield calculation for the year ended December 31, 2002 includes the average of asset positions as of December 31, 2001 and December 31, 2002.

(2)	Includes primarily commercial real estate and limited partnerships.

(3)	Total return is calculated using beginning and ending market portfolio value adjusted for external cash flows.

(4)	The actual portfolio is customized for the liabilities that it supports. It will therefore differ from the Lehman Index, both in asset allocation and duration. As of December 31, 2003, the actual portfolio had a duration of 5.96 years with 4% of the total portfolio in U.S. Government securities, 59% in U.S. credit and 16% in securitized assets. Commercial mortgages and real estate comprised the remainder of the portfolio. In contrast, the Lehman Index had a duration of 4.54 with 34% in U.S. Government securities, 26% in U.S. credit and 40% in securitized assets.

     Fixed Maturity Securities

      The amortized cost and fair value of fixed maturity securities at December 31, 2003 and 2002, by type of issuer, were as follows:

	Gross	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in millions)
At December 31, 2003
U.S. government and government agencies and authorities	$1,647	$39	$(4)	$1,682
States, municipalities and political subdivisions	187	16	—	203
Foreign governments	307	12	(1)	318
Public utilities	910	74	—	984
All other corporate bonds	5,179	371	(8)	5,542

Total	$8,230	$512	$(13)	$8,729

At December 31, 2002
U.S. government and government agencies and authorities	$1,576	$71	$—	$1,647
States, municipalities and political subdivisions	196	15	—	211
Foreign governments	202	19	(17)	204
Public utilities	834	55	(10)	879
All other corporate bonds	4,823	299	(27)	5,095

Total	$7,631	$459	$(54)	$8,036

      For similar information regarding our equity securities, see Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      The following table presents our fixed maturity securities portfolio by NAIC designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2003 and 2002, as well as the percentage based on fair value, that each designation comprises:

		At December 31, 2003			At December 31, 2002

				Percentage			Percentage
NAIC	Rating Agency	Amortized	Fair	of Total	Amortized	Fair	of Total
Rating	Equivalent	Cost	Value	Fair Value	Cost	Value	Fair Value

1	Aaa/Aa/A	$5,770	$6,074	70%	$5,673	$6,013	75%
2	Baa	1,964	2,110	24%	1,454	1,526	19%
3	Ba	331	361	4%	333	338	4%
4	B	122	135	2%	108	105	1%
5	Caa and lower	34	40	0%	59	50	1%
6	In or near default	9	9	—	4	4	—

	Total	$8,230	$8,729	100%	$7,631	$8,036	100%

      The amortized cost and fair value of fixed maturity securities at December 31, 2003 and 2002, by contractual maturity are shown below:

	At December 31,		At December 31,
	2003		2002

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(in millions)
Due in one year or less	$240	$245	$271	$274
Due after one year through five years	1,728	1,824	1,990	2,085
Due after five years through ten years	2,136	2,275	1,647	1,732
Due after ten years	2,199	2,425	2,313	2,483

Total	6,303	6,769	6,221	6,574
Mortgage and asset backed securities	1,927	1,960	1,410	1,462

Total	$8,230	$8,729	$7,631	$8,036

      Virtually all of our fixed maturity securities portfolio is publicly traded. We have recently initiated a private placement program and plan to invest approximately $500 million in privately placed securities over the next two years. Currently, we have less than 1% of our fixed maturity securities invested in private placement. As of December 31, 2003, approximately 95% of the fair market value of our fixed maturity securities were dollar denominated. As of December 31, 2003, we had approximately $564 (Canadian) million invested in Canadian fixed maturity securities; however, these assets directly support Canadian liabilities.

     Commercial Mortgage Loans

      We have made commercial mortgage loans, collateralized by the underlying real estate, on properties located throughout the United States. At December 31, 2003 approximately 34% of the outstanding principal balance of commercial mortgage loans was concentrated in the states of California, New York, and Pennslyvania. Although we have a diversified loan portfolio, an economic downturn could have an adverse impact on the ability of our debtors to repay their loans. At December 31, 2003, the outstanding balances of commercial mortgage loans ranged in size from $1 to $10 million with an average outstanding balance of $2 million. Loan commitments outstanding at December 31, 2003 and 2002 totaled $76 million and $29 million, respectively.

      As of December 31, 2003, approximately $518 million of principal, or 54%, of our commercial mortgage loans before valuation allowance had balloon maturities. A balloon maturity is a loan with larger dollar amounts of payments becoming due in the later years of the loan. The default rate on commercial mortgage loans with balloon payment maturities has historically been higher than the default rate on commercial mortgage loans with standard repayment schedules. Since most of the principal is being repaid at maturity, the amount of loss on a default is generally greater than on other commercial mortgage loans. An increase in defaults on such loans as a result of the foregoing factors could materially adversely affect our financial condition and reduce our profitability.

     Investment Real Estate

      We also hold commercial equity real estate as part of our investment portfolio. Investments in real estate joint ventures totaled $57 million and $63 million as of December 31, 2003 and 2002, respectively. We own real estate through real estate joint ventures and partnerships. The main property types within our portfolio are office, industrial/warehouse and multi-family housing.

Competition

      We face competition in each of our businesses; however, we believe that no single competitor competes against us in all of our business lines and the business lines in which we operate are generally characterized by a limited number of competitors. Competition in our operating business segments is based on a number of factors, including:

•	quality of service;

•	product features;

•	price;

•	scope of distribution;

•	financial strength ratings; and

•	name recognition.

The relative importance of these factors depends on the particular product and market. We compete for customers and distributors with insurance companies and other financial services companies in our various businesses.

      Assurant Solutions has numerous competitors in its product lines, but we believe no other company participates in all of the same lines or offers comprehensive capabilities. Competitors include insurance companies and financial institutions. In Assurant Health, we believe the market is characterized by many competitors, and our main competitors include health insurance companies and the Blue Cross/ Blue Shield plans in the states in which we write business. In Assurant Employee Benefits, commercial competitors include other life insurance companies as well as not-for-profit Delta Dental plans. In Assurant PreNeed, our main competitors are two pre-need life insurance companies with nationwide representation, Forethought Financial Services and Homesteaders Life Company, and several small regional insurers. While we are among the largest competitors in terms of market share in many of our business lines, in some cases there are one or more major market players in a particular line of business.

      Some of these companies may offer more competitive pricing, greater diversity of distribution, better brand recognition or higher financial strength ratings than we have. Some may also have greater financial resources with which to compete. In addition, many of our insurance products, particularly our group benefits and health insurance policies, are underwritten annually and, accordingly, there is a risk that group purchasers may be able to obtain more favorable terms from competitors rather than renewing coverage with us. The effect of competition may, as a result, adversely affect the persistency of these and other products, as well as our ability to sell products in the future.

Ratings

      Rating organizations continually review the financial positions of insurers, including our insurance subsidiaries. Insurance companies are assigned financial strength ratings by independent rating agencies based upon factors relevant to policyholders. Ratings provide both industry participants and insurance consumers meaningful information on specific insurance companies and are an important factor in establishing the competitive position of insurance companies. All of our active domestic operating insurance subsidiaries are rated by A.M. Best. A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “S”

(suspended). Six of our domestic operating insurance subsidiaries are also rated by Moody’s. In addition, seven of our domestic operating insurance subsidiaries are rated by S&P and Fitch.

      Most of our domestic operating insurance subsidiaries have A.M. Best financial strength ratings of A (“Excellent”), which is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”). Our other domestic operating insurance subsidiaries have A.M. Best financial strength ratings of A- (“Excellent”), which is the second highest of ten ratings categories and the lowest within the category based on modifiers.

      The Moody’s financial strength rating for one of our domestic operating insurance subsidiaries was A2 (“Good”), which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A1, A2 and A3 are “Good”), and for five of our domestic operating insurance subsidiaries is A3 (“Good”), which is the third highest of nine ratings categories and the lowest within the category based on modifiers.

      The S&P financial strength rating for five of our domestic operating insurance subsidiaries, is A (“Strong”), which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A+, A and A- are “Strong”), and for two of our domestic operating insurance subsidiaries is A- (“Strong”), which is the third highest of nine ratings categories and the lowest within the category based on modifiers.

      The Fitch financial strength rating for the seven rated domestic insurance companies is A (“Strong”) which is the third highest of twelve rating categories and mid-range within the category based on modifiers (i.e., A+, A-and A are “Strong”).

      The objective of A.M. Best’s, Moody’s, S&P’s and Fitch’s ratings systems is to assist policyholders and to provide an opinion of an insurer’s financial strength, operating performance, strategic position and ability to meet ongoing obligations to its policyholders. These ratings reflect opinions of A.M. Best, Moody’s, S&P and Fitch of our ability to pay policyholder claims, are not applicable to the exchange notes and are not a recommendation to buy, sell or hold any security, including the exchange notes. These ratings are subject to periodic review by and may be revised upward, downward or revoked at the sole discretion of A.M. Best, Moody’s, S&P and Fitch.

Properties

      We own seven properties, including five buildings that serve as headquarters locations for our operating business segments in Miami, Florida, Atlanta, Georgia, Kansas City, Missouri, Milwaukee, Wisconsin and Rapid City, South Dakota. We lease office space for various offices and service centers located throughout the United States and internationally, including our New York corporate office, Assurant PreNeed’s Atlanta operations and our data center in Woodbury, Minnesota. Our leases have terms ranging from month-to-month to twenty-five years. We believe that our owned and leased properties are adequate for our current business operations.

Employees

      As of December 31, 2003, we had approximately 12,200 employees. In Assurant Solutions, we have employees in Argentina and Brazil who are represented by labor unions. None of our other employees are subject to collective bargaining agreements governing employment with us or represented by labor unions. We believe that we have an excellent relationship with our employees.

Legal Proceedings

      We are regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations. While we cannot predict the outcome of any pending or future litigation, examination or investigation and although no assurances can be given, we do not believe that any pending matter will have a material adverse effect on our financial condition or results of operations.

      In Assurant Solutions, we are subject to a number of pending actions, primarily in the State of Mississippi, many of which allege that our credit insurance products were packaged and sold with lenders’ products without buyer consent. The judicial climate in Mississippi is such that the outcome of these cases is extremely unpredictable. We have been advised by legal counsel that we have meritorious defenses to all claims being asserted against us. We believe, based on information currently available, that any losses are not expected to significantly differ from amounts previously accrued.

      ABIG, part of Assurant Solutions, on behalf of certain of its subsidiaries, including ABIC and ABLAC, previously entered into a Consent Order and a comprehensive Compliance Plan with 43 participating states relating to compliance with the often disparate state insurance laws, regulations and administrative interpretations which have been difficult to apply to the marketing of ABIG’s credit insurance products through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. In addition to an initial settlement of $12 million, ABIG agreed to a multi-state market conduct examination commencing November 23, 1999, for review of ABIG’s implementation of the Compliance Plan. A final report was issued on December 19, 2001, and ABIG paid a final settlement of $3 million to participating states.

      In February 2002, the State of Minnesota initiated an enforcement action against ABIC and ABLAC in connection with certain alleged regulatory violations. Thereafter, ABIC and ABLAC filed suit in Minnesota state court seeking to enjoin the enforcement action because the alleged regulatory matters included within the enforcement action were resolved as a part of the above-described Consent Order and Compliance Plan to which Minnesota was a party. In February 2003, the State of Minnesota, ABIC and ABLAC reached a final settlement of all matters included within the enforcement action and the separate state court action filed by ABIC and ABLAC. Pursuant to the settlement, ABIC and ABLAC each agreed to pay $100,000 to the State of Minnesota and agreed to compensate the state for its investigative costs, which totaled $1.8 million. In addition, ABIC and ABLAC agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. Other member companies of our Assurant Solutions Segment with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to do business in the State of Minnesota. We do not believe that the effect of the settlement during the next five years will have a material impact on our financial condition or results of operations.

      In addition, one of our subsidiaries, American Reliable Insurance Company (ARIC), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of certain treaties with ARIC and the other reinsurers and some reinsureds are seeking collection of disputed balances under some of the treaties. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Many of those disputes relating to the 1995 program year, including those involving ARIC, were settled on December 3, 2003. Loss accruals previously established relating to the 1995 program year were adequate. However, our exposure under the 1995 program year was less significant than the exposure remaining under the 1996 and 1997 program years. We believe, based on information currently available, that the amounts accrued for currently outstanding disputes are adequate. The inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements we may enter into in the future, would be on favorable terms, makes it difficult to predict the outcomes with certainty.

      As a result of regulatory scrutiny of our industry practices or our businesses, such as examinations of race-based premiums charged in the past by two of our acquired subsidiaries, it is possible that we may be subject to legal proceedings in the future relating to those practices and businesses. See “Regulation.”

      See “Risk Factors— Risks Related to Our Industry— Our business is subject to risks related to litigation and regulatory actions.”

REGULATION

United States

State Regulation

General

      Our insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The extent of regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. The regulation, supervision and administration relate, among other things, to:

•	standards of solvency that must be met and maintained;

•	the payment of dividends;

•	changes of control of insurance companies;

•	the licensing of insurers and their agents;

•	the types of insurance that may be written;

•	guaranty funds;

•	privacy practices;

•	the ability to enter and exit certain insurance markets;

•	the nature of and limitations on investments, premium rates, or restrictions on the size of risks that may be insured under a single policy;

•	reserves and provisions for unearned premiums, losses and other obligations;

•	deposits of securities for the benefit of policyholders;

•	payment of sales compensation to third parties;

•	approval of policy forms; and

•	the regulation of market conduct, including underwriting and claims practices.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports, prepared under SAP, relating to the financial condition of companies and other matters. Financial examinations completed during the past three years with respect to our operating subsidiaries have not resulted in material negative adjustments to statutory surplus and pending financial and market conduct examinations with respect to these subsidiaries have not identified any material findings to date. Two of our subsidiaries have responded affirmatively to an NAIC survey regarding race-based premiums, resulting in examinations by two state insurance departments. This relates to actions of the subsidiaries or predecessor companies before acquisition by us. One examination has been concluded and one is still in progress and, to date, no penalties have been imposed as a result of these examinations. The amount of in force business as to which these subsidiaries charged race-based premiums is very small, representing less than 1% of the in force block of business of the Company at December 31, 2003. While we do not expect that these examinations will have a material adverse effect on us, there can be no assurance that further examinations or litigation will not occur with respect to race-based premiums.

      In February 2003, two of our subsidiaries, American Bankers Insurance Company (ABIC) and American Bankers Life Assurance Company (ABLAC), reached a final settlement with the State of Minnesota in connection with certain alleged regulatory violations. Pursuant to the settlement, ABIC and ABLAC have agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. However, other member companies of Assurant Solutions with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to conduct business in the State of Minnesota. See “Business—Legal Proceedings.”

      In addition, we are currently engaged in litigation with the insurance department in the State of Minnesota in which we are seeking to enforce an existing consent order giving us rate increases for our individual medical business in Minnesota.

      At the present time, our insurance subsidiaries are collectively licensed to transact business in all 50 states and the District of Columbia, although several of our insurance subsidiaries or prepaid dental plan companies individually are licensed in only one or a few states. We have insurance subsidiaries or prepaid dental plan companies domiciled in the states of Alabama, Arizona, California, Colorado, Delaware, District of Columbia, Florida, Indiana, Kentucky, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Wisconsin, and in Puerto Rico.

Regulation of Credit Insurance Products

      Most states and other jurisdictions in which our insurance subsidiaries do business have enacted laws and regulations that apply specifically to consumer credit insurance. The methods of regulation vary but generally relate to, among other things, the amount and term of coverage, the content of required disclosures to debtors, the filing and approval of policy forms and rates, the ability to provide creditor-placed insurance and limitations on the amount of premiums that may be charged and on the amount of compensation that may be paid as a percentage of premiums. In addition, some jurisdictions have enacted or are considering regulations that may limit profitability arising from credit insurance based on underwriting experience.

      The regulation of credit insurance is also affected by judicial activity. For example, recent federal court decisions have enhanced the ability of national banks to engage in activities that effectively compete with our consumer credit insurance business without being subject to various aspects of state insurance regulation.

Regulation of Service Contracts and Warranties

      The extent of regulation over the sale of service contracts and warranties varies considerably from state to state. In the states that do regulate the sales of these products, the regulations generally are less stringent than those applicable to the sale of insurance. For example, most states do not require the filing and approval of contract forms and rates for service contracts and warranties. States that do regulate such contract forms typically require specific wording regarding cancellation rights and regarding the consumer’s rights in the event of a claim. Most states do not require that individual salespersons of service contracts and warranties be licensed as insurance agents. In the states that do require such a license, salespersons may qualify for a limited license to sell service contracts and warranties without meeting the education and examination requirements applicable to insurance agents. In addition, the compensation paid to salespersons of service contracts and warranties is generally not regulated.

Regulation of Health Insurance Products

      State regulation of health insurance products varies from state to state, although all states regulate premium rates, policy forms and underwriting and claims practices to one degree or another. Most states have special rules for health insurance sold to individuals and small groups. For example, a number of states have passed or are considering legislation that would limit the differentials in rates that insurers could charge for health care coverages between new business and renewal business for small groups with similar demographics. Every state has also adopted legislation that would make health insurance available to all small employer groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring insurers to offer a basic plan exempt from certain benefits as well as a standard plan, or by establishing a mechanism to spread the risk of high risk employees to all small group insurers. The U.S. Congress and various state legislators have from time to time proposed changes to the health care system that could affect the relationship between health insurers and their customers, including external review. In addition, various states are considering the adoption of “play or pay” laws requiring that employers either offer health insurance or pay a tax to cover the costs of public health care insurance. We cannot predict with certainty the effect that any proposals, if adopted, or legislative developments could have on our insurance businesses and operations.

      A number of states have enacted new health insurance legislation over the past several years. These laws, among other things, mandate benefits with respect to certain diseases or medical procedures, require health insurers to offer an independent external review of certain coverage decisions and establish health insurer liability. There has also been an increase in legislation regarding, among other things, prompt payment of claims, privacy of personal health information, health insurer liability and relationships between health insurers and providers. We expect that this trend of increased legislation will continue. These laws may have the effect of increasing our costs and expenses.

      In most states in which we operate, we provide our individual health insurance products through an association. The use of associations offers greater flexibility on pricing, underwriting and product design compared to products sold directly to individuals on a true individual policy basis due to the greater regulatory scrutiny of true individual policies. The marketing of health insurance through association groups has recently come under increased scrutiny. An interruption in, or changes to, our relationships with various third-party distributors or our inability to respond to regulatory changes could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition.

Regulation of Employee Benefits Products

      State regulation of non-medical group products, including group term life insurance, group disability and group dental products, also varies from state to state. As with individual insurance products, the regulation of these products generally also includes oversight over premium rates and policy forms, but often to a lesser degree. The regulatory environment for group term life insurance is relatively established, with few significant changes from year to year.

      Group PPO dental insurance policies are generally regulated in the same manner as non-PPO dental policies, except to the extent that a small number of states have chosen to restrict the difference in benefits allowable between in-network and out-of-network services. Also, some states directly regulate the operation of the PPO network by requiring separate licensing or registration for the organization that contracts with the providers of dental care. In those states, PPOs also must comply with varying levels of regulatory oversight concerning the content of PPO contracts and provider practice standards. Most of the states in which prepaid dental plans are written recognize prepaid dental plans as an activity separate from traditional insurance, because providers are compensated through capitation arrangements. In most of these states, prepaid dental plans are written by a single-purpose, single-state affiliate that holds a license distinct from the life and health insurance license required for group dental insurance policies. Entities providing prepaid plans are variously licensed as health maintenance organizations (HMOs), prepaid dental plans, limited service health plans, life and health insurers or risk-bearing PPOs, where such licenses are required. Each state has different rules regarding organization, capitalization and reporting for the separate entities, with additional variations relating to provider contracting, oversight, plan management and plan operations.

      Providers of group disability and dental insurance, like providers of group health insurance, are subject to state privacy laws, claims processing rules and “prompt pay” requirements in various states.

      As an extension of past legislative activities in the medical insurance arena, legislative and regulatory consideration, at both the federal at state levels, is being directed toward an effort to mandate what its proponents call “mental health parity” in the policy provisions of group disability insurance plans. This would require providers of group disability insurance to extend the same benefits for disabilities related to mental illness as are provided for other disabilities.

      Group benefit plans and the claims thereunder are also largely subject to federal regulation under ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

Regulation of Pre-Funded Funeral Insurance Products

      State regulation of the pre-funded funeral insurance products business varies considerably from state to state. Our pre-funded funeral insurance products are typically structured as small whole life insurance policies, usually under $10,000 face amount, and are regulated as such by the states. State laws also restrict who may sell a pre-funded funeral. For example, in certain states a pre-funded funeral may only be offered through licensed funeral directors. In New York, the payment of commissions to a funeral director for the sale of insurance is prohibited.

      State privacy laws, particularly those with “opt-in” clauses, can also affect the pre-funded funeral insurance business. These laws make it harder to share information for marketing purposes, such as generating new sales leads. Similarly, state “do not call” lists, as well as the recently created national “do not call” list, also make it more difficult for our pre-funded funeral insurance agents to solicit new customers, particularly on a cold call basis.

      In certain states, insurance companies offering pre-funded funeral insurance products must offer a “free-look period” of typically 30 days, during which the purchaser of the product may cancel and receive a full refund. Furthermore, in certain states, death benefits under pre-funded funeral insurance products must grow with the Consumer Price Index.

Insurance Holding Company Statutes

      Although as a holding company, Assurant, Inc. is not regulated as an insurance company, we own capital stock in insurance subsidiaries and therefore are subject to state insurance holding company statutes, as well as certain other laws, of each of the states of domicile of our insurance subsidiaries. All holding company statutes, as well as other laws, require disclosure and, in some instances, prior approval of material transactions between an insurance company and an affiliate. The holding company statutes as well as other laws also require, among other things, prior approval of an acquisition of control of a domestic insurer, some transactions between affiliates and the payment of extraordinary dividends or distributions.

Insurance Regulation Concerning Dividends

      The payment of dividends to us by any of our insurance subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiary’s domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which our subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In the remaining states in which our subsidiaries are domiciled, the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance subsidiaries to us (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. As part of the regulatory approval process for the acquisition of ABIG in 1999, we entered into an agreement with the Florida Insurance Department pursuant to which ABIC and ABLAC have agreed to limit the amount of ordinary dividends they would pay to us to an amount no greater than 50% of the amount otherwise permitted under Florida law. This agreement expires in August 2004. In addition, we entered into an agreement with the New York Insurance Department as part of the regulatory approval process for the merger of Bankers American Life Assurance Company, one of our New York-domiciled insurance subsidiaries, into First Fortis Life Insurance Company in 2001 pursuant to which First Fortis Life Insurance Company agreed not to pay any dividends to us until fiscal year 2004. No assurance can be given that there will not be further regulatory actions restricting the ability of our insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that our subsidiaries could pay to us in 2004 without regulatory approval was approximately $302 million, of which approximately $5.5 million had been paid as of April 1, 2004. We expect that as a result of, among other things, statutory accounting for our sold businesses, the maximum amount of dividends our subsidiaries will be able to pay to us will be significantly lower in 2004.

Statutory Accounting Practices (SAP)

      SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer’s statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

      GAAP is concerned with a company’s solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

      Statutory accounting practices established by the NAIC and adopted, for the most part, by the various state insurance regulators determine, among other things, the amount of statutory surplus and statutory net income of our insurance subsidiaries and thus determine, in part, the amount of funds they have available to pay as dividends to us.

Assessments for Guaranty Funds

      Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 3% of premiums written for the relevant lines of insurance in that state each year to pay the claims of an insolvent insurer. A portion of these payments is recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means. In addition, there have been some legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are expected to increase in the future as a result of recent insolvencies.

Insurance Regulations Concerning Change of Control

      Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by the state insurance commissioner of any change in control of an insurance company that is domiciled, or, in some cases, having such substantial business that it is deemed to be commercially domiciled, in that state. Prior to granting such approval, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. We own, directly or indirectly, all of the shares of stock of insurance companies domiciled in the states listed in the “General” section above. “Control” is generally presumed to exist through the ownership of 10% (5% in the case of Florida, in which certain of our insurance subsidiaries are domiciled) or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. Any purchaser of shares of common stock representing 10% (5% in the case of Florida) or more of the voting power of our capital stock will be presumed to have acquired control of our domestic insurance subsidiaries unless, following application by that purchaser in each insurance subsidiary’s state of domicile, the relevant insurance commissioner determines otherwise.

      In addition to these filings, the laws of many states contain provisions requiring pre-notification to state agencies prior to any change in control of a non-domestic insurance company admitted to transact business in that state. While these pre-notification statutes do not authorize the state agency to disapprove the change of control, they do authorize issuance of cease and desist orders with respect to the non-domestic insurer if it is determined that some conditions, such as undue market concentration, would result from the acquisition.

      Any future transactions that would constitute a change in control of any of our insurance subsidiaries would generally require prior approval by the insurance departments of the states in which our insurance subsidiaries are domiciled or commercially domiciled and may require pre-acquisition notification in those states that have adopted pre-acquisition notification provisions and in which such insurance subsidiaries are admitted to transact business. Regulatory approval for a change of control may also be required in one or more of the foreign jurisdictions in which we have insurance subsidiaries.

      These requirements may deter, delay or prevent transactions affecting the control of our common stock, including transactions that could be advantageous to our stockholders.

Insurance Regulatory Information System

      The NAIC Insurance Regulatory Information System (IRIS) was developed to help state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has an established “usual range” of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

      A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In the past, variances in certain ratios of our insurance subsidiaries have resulted in inquiries from insurance departments, to which we have responded. These inquiries have not led to any restrictions affecting our operations.

Risk-Based Capital (RBC) Requirements

      In order to enhance the regulation of insurer solvency, the NAIC has adopted formulas and model laws to implement RBC requirements for life and health insurers, for property and casualty insurers, and, most recently, for health organizations. These formulas and model laws are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations.

      Under laws adopted by individual states, insurers having less total adjusted capital (generally, as defined by the NAIC), than that required by the relevant RBC formula will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The RBC laws provide for four levels of regulatory action. The extent of regulatory intervention and action increases as the ratio of total adjusted capital to RBC falls. The first level, the company action level, requires an insurer to submit a plan of corrective actions to the regulator if total adjusted capital falls below 200% of the RBC amount (or below 250%, when the insurer has a “negative trend” as defined under the RBC laws if the insurer is a life or health insurer). The second level, the regulatory action level, requires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The third level, the authorized control level, authorizes the relevant insurance commissioner to take whatever regulatory actions considered necessary to protect the best interests of the policyholders and creditors of the insurer, which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the RBC amount. The fourth action level is the mandatory control level, which requires the relevant insurance commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the RBC amount.

      The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2003, all of our insurance subsidiaries had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed RBC action level.

Federal Regulation

General

      In 1945, the U.S. Congress enacted the McCarran-Ferguson Act which declared the regulation of insurance to be primarily the responsibility of the individual states. Although repeal of McCarran-Ferguson is debated in the U.S. Congress from time to time, the federal government generally does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including healthcare, pension regulation, age and sex discrimination, financial services regulation, securities regulation, privacy laws, terrorism and federal taxation, do affect the insurance business.

Federal Securities Regulation of Fortis Variable Insurance Product Business

      Two of our subsidiaries, Fortis Benefits Insurance Company and First Fortis Life Insurance Company, are subject to various federal securities regulations because they have been involved in the issuance of variable insurance products that are required to be registered as securities under the Securities Act of 1933 (Securities Act). These registered insurance contracts, which are no longer being sold, have been 100% reinsured with The Hartford through modified coinsurance agreements. The Hartford now administers this closed block of business pursuant to a third-party administration agreement. Nevertheless, because these two subsidiaries are still considered the issuers of the products, they are subject to regulation by the SEC. As a result, they must file periodic reports under the Securities Exchange Act of 1934, as amended (Exchange Act) and are periodically examined for compliance with applicable federal securities laws by the SEC. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions of Businesses.”

The Health Insurance Portability and Accountability Act of 1996 (HIPAA)

      As with other lines of insurance, the regulation of health insurance historically has been within the domain of the states. However, HIPAA and the implementing regulations promulgated thereunder by the Department of Health and Human Services impose new obligations for issuers of health and dental insurance coverage and health and dental benefit plan sponsors. HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small employer groups (generally 50 or fewer employees) and limits exclusions based on pre-existing conditions. Most of the insurance reform provisions of HIPAA became effective for plan years beginning on or after July 1, 1997.

      HIPAA also establishes new requirements for maintaining the confidentiality and security of individually identifiable health information and new standards for electronic health care transactions. The Department of Health and Human Services promulgated final HIPAA regulations in 2002. The privacy regulations required compliance by April 2003, the electronic transactions regulations by October 2003 and the security regulations by April 2005. As have other entities in the health care industry, we have incurred substantial costs in meeting the requirements of these HIPAA regulations and expect to continue to incur costs to achieve and to maintain compliance. We have been working diligently to comply with these regulations in the time periods required. However, there can be no assurances that we will achieve such compliance with all of the required transactions or that other entities with which we interact will take appropriate action to meet the compliance deadlines. Moreover, as a consequence of these new standards for electronic transactions, we may see an increase in the number of health care transactions that are submitted to us in paper format, which could increase our costs to process medical claims.

      HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with

HIPAA are ongoing. Failure to comply could result in regulatory fines and civil lawsuits. Knowing and intentional violations of these rules may also result in federal criminal penalties.

The Terrorism Risk Insurance Act

      On November 26, 2002, the Terrorism Risk Insurance Act was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law requires insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to U.S. flagged vessels or aircraft. In return, the law requires the federal government to indemnify such insurers for 90% of insured losses resulting from covered acts of terrorism, subject to a premium-based deductible. Any existing policy exclusions for such coverage were immediately nullified by the law, although such exclusions may be reinstated if either the insured consents to reinstatement or fails to pay any applicable increase in premium resulting from the additional coverage within 30 days of being notified of such an increase. It should be noted that an “act of terrorism” as defined by the law excludes purely domestic terrorism. For an act of terrorism to have occurred, the U.S. Secretary of the Treasury must make several findings, including that the act was committed on behalf of a foreign person or foreign interest. The law expires automatically at the end of 2005.

      The Terrorism Risk Insurance Act required the U.S. Secretary of the Treasury to conduct an expedited study as to whether or not group life insurance should be covered under the law. Based on the study, the Secretary concluded that inclusion of group life insurance was not appropriate.

      We have a geographically diverse block of group life business and have secured limited reinsurance protection against catastrophic losses in our group life product line. Nevertheless, we are exposed to the risk of substantial group life losses from a catastrophe, including a terrorist act.

      Given that our property and casualty insurance products primarily cover personal residences and personal property, we do not believe our property and casualty exposure to terrorist acts to be significant.

USA PATRIOT Act

      On October 26, 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 was enacted into law as part of the USA PATRIOT Act. Among its many provisions the law requires that financial institutions adopt anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program and provide for employee training, and periodic audits in accordance with regulations proposed by the U.S. Treasury Department. Proposed Treasury regulations governing portions of our life insurance business would require us to develop and implement procedures designed to detect and prevent money laundering and terrorist financing. We remain subject to U.S. regulations that prohibit business dealings with entities identified as threats to national security. We have licensed software to enable us to detect and prevent such activities in compliance with existing regulations and we are developing policies and procedures designed to comply with the proposed regulations should they come into effect.

      There are significant criminal and civil penalties that can be imposed for violation of the aforementioned Treasury regulations. We believe that the steps we are taking to comply with the current regulations and to prepare for compliance with the proposed regulations should be sufficient to minimize the risks of such penalties.

Gramm-Leach-Bliley Act

      On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 became law, implementing fundamental changes in the regulation of the financial services industry in the United States. The act permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company. Under the Act, national banks retain their existing ability to sell insurance products in some circumstances. In addition, bank holding companies that qualify and elect to be treated as “financial holding companies” may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities, including acting as principal, agent or broker in selling life, property and casualty and other forms of insurance, including annuities. A financial holding company can own any kind of insurance company or insurance broker or agent, but its bank subsidiary cannot own the insurance company. Under state law, the financial holding company would need to apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer, and the act provides that the commissioner, in considering the application, may not discriminate against the financial holding company because it is affiliated with a bank. Under the Act, no state may prevent or interfere with affiliations between banks and insurers, insurance agents or brokers, or the licensing of a bank or affiliate as an insurer or agent or broker. Privacy provisions of the Act became fully effective in 2001. These provisions established consumer protections regarding the security and confidentiality of nonpublic personal information and require us to make full disclosure of our privacy policies to our customers.

Regulation by the Federal Reserve Board

      Fortis Bank, which is a subsidiary of Fortis, obtained approval in 2002 from state banking authorities and the Federal Reserve Board to establish branch offices in Connecticut and New York. By virtue of the opening of these offices, the U.S. operations of Fortis, including our operations, became subject to the nonbanking prohibitions of Section 4 of the BHCA. In order to continue to operate its U.S. nonbanking operations, including the insurance activities conducted by our subsidiaries, Fortis notified the Federal Reserve Board of its election to be a financial holding company for purposes of the BHCA and the Federal Reserve Board’s implementing regulations in Regulation Y. Pursuant to Fortis’ status as a financial holding company, Fortis and its subsidiaries, including our subsidiaries, are permitted to engage in nonbanking activities in the United States that are “financial in nature” or “incidental to a financial activity” as defined in Section 4(k) of the BHCA and in Regulation Y. In particular, Fortis’ status as a financial holding company permits Fortis to engage in the United States in both banking activities through the U.S. branches of Fortis Bank and insurance activities through our subsidiaries. Activities that are “financial in nature” include, among other things, insuring, guaranteeing or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent or broker for purposes of the foregoing.

      Fortis will continue to qualify as a financial holding company so long as Fortis Bank remains “well capitalized” and “well managed” as those terms are defined in Regulation Y. Generally, Fortis Bank will be considered “well capitalized” if it maintains tier 1 and total risk-based capital ratios of at least 6% and 10%, respectively, and will be considered “well managed” if it has received at least a satisfactory composite rating of its U.S. branch operations at its most recent examination. As a general matter, as long as Fortis controls us within the meaning of the BHCA or owns more than 5% of any class of our voting shares, the BHCA does not permit us to engage in nonfinancial activities such as manufacturing, distribution of goods and real estate development except to the extent that another exemption under the BHCA, such as the merchant banking exemption, is available. If the Federal Reserve Board were to determine that any of our existing activities were not insurance activities or not otherwise financial in nature or not incidental to such activities, or if Fortis lost and was unable to regain its financial holding company status, we could be required to restructure our operations or divest some of these operations, which could result in increased costs and reduced profitability.

      The Federal Reserve Board oversees all of Fortis’ direct and indirect U.S. subsidiaries for compliance with the BHCA, including our Company. Our Company will be considered a subsidiary of Fortis so long as Fortis owns 25% or more of any class of our voting shares or otherwise controls us within the meaning of the BHCA. In addition, even if we are not a subsidiary of Fortis, the nonfinancial activities restrictions of the BHCA and Regulation Y (discussed above) would continue to apply so long as Fortis owned more than 5% of any class of our voting shares and another BHCA exemption, such as the merchant banking exemption, is not available.

Legislative Developments

      Legislation has been introduced in the U.S. Congress that would allow state-chartered and regulated insurance companies, such as our insurance subsidiaries, to choose instead to be regulated exclusively by a federal insurance regulator. We do not believe that such legislation will be enacted during the current Congressional term.

      Numerous proposals to reform the current health care system have been introduced in the U.S. Congress and in various state legislatures. Proposals have included, among other things, modifications to the existing employer-based insurance system, a quasi-regulated system of “managed competition” among health insurers, and a single-payer, public program. Changes in health care policy could significantly affect our business. For example, federally mandated, comprehensive major medical insurance, if proposed and implemented, could partially or fully replace some of our current products. Furthermore, legislation has been introduced from time to time in the U.S. Congress that could result in the federal government assuming a more direct role in regulating insurance companies.

      In addition, the U.S. Congress is considering the expansion of risk retention groups, which were originally established in 1986 to address the lack of available product liability insurance. Risk retention groups may be chartered in a state with favorable regulations and then proceed to do business in any state, even though insurance companies competing in the other states may be subject to more stringent regulations. This is a continuing risk to the extended service contract business at Assurant Solutions.

      There is also legislation pending in the U.S. Congress and in various states designed to provide additional privacy protections to consumer customers of financial institutions. These statutes, including the Fair Credit Reporting Act, and similar legislation and regulations in the United States or other jurisdictions could affect our ability to market our products or otherwise limit the nature or scope of our insurance operations.

      The NAIC and individual states have been studying small face amount life insurance for the past two years. Some initiatives that have been raised at the NAIC include further disclosure for small face amount policies and restrictions on premium to benefit ratios. The NAIC is also studying other issues such as “suitability” of insurance products for certain customers. This may have an effect on our pre-funded funeral insurance business. Suitability requirements such as a customer assets and needs worksheet could extend and complicate the sale of pre-funded funeral insurance products.

      Medical Savings Accounts were created by U.S. Congress as a trial program in 1996. MSAs allow self-employed individuals, as well as employees of small employers (i.e., employers with 50 or fewer employees), to set aside funds on a tax-free basis for the purpose of paying eligible medical expenses, so long as such persons are covered under a high-deductible health insurance policy. MSA health insurance policies have become an important and growing product line for Assurant Health. On December 8, 2003, the Medicare Prescription & Modernization Act was signed into law. This Act includes a provision providing for HSAs. In addition, the House passed a 12-month extension on MSAs, providing a transition period for the continued offering of MSAs.

      We are unable to evaluate new legislation that may be proposed and when or whether any such legislation will be enacted and implemented. However, many of the proposals, if adopted, could have a material adverse effect on our financial condition, cash flows or results of operations, while others, if adopted, could potentially benefit our business.

Foreign Jurisdictions

      A portion of our business is carried on in foreign countries. We have insurance subsidiaries domiciled in Argentina, Brazil, the Dominican Republic, the Turks and Caicos Islands and the United Kingdom. Certain subsidiaries operate in Canada under the branch system. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, our insurance subsidiaries operating in such jurisdictions must satisfy local regulatory requirements. Licenses issued by foreign authorities to our insurance subsidiaries are subject to modification or revocation by such authorities, and these subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In the past, we have been allowed to modify our operations to conform with new licensing requirements in most jurisdictions.

      In addition to licensing requirements, our foreign operations are also regulated in various jurisdictions with respect to:

•	currency, policy language and terms;

•	amount and type of security deposits;

•	amount and type of reserves;

•	amount and type of local investment; and

•	the share of profits to be returned to policyholders on participating policies.

      Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the state, to which admitted insurers are obligated to cede a portion of their business on terms which do not always allow foreign insurers full compensation. In some countries, regulations governing constitution of technical reserves and remittance balances may hinder remittance of profits and repatriation of assets.

MANAGEMENT

Directors

      The table below sets forth the names, ages and positions of our directors:

Name	Age	Positions

John Michael Palms(1)	68	Chairman of the Board
J. Kerry Clayton(1)	58	Director, President and Chief Executive Officer
Michel Baise(3)	55	Director
Robert J. Blendon(1)	61	Director
Beth L. Bronner(1)	52	Director
Howard L. Carver(3)	59	Director
Allen R. Freedman(3)	63	Director
H. Carroll Mackin(2)	63	Director
Gilbert Mittler(3)	54	Director

(1)	Denotes Class I Director with term to expire in 2005.
(2)	Denotes Class II Director with term to expire in 2006.
(3)	Denotes Class III Director with term to expire in 2007.

      Pursuant to our by-laws, our board of directors is classified. These classifications have been denoted above.

John Michael Palms, Ph.D., D.Sc., Chairman of the Board. Dr. Palms has been a member of our board of directors since March 1990 and became Chairman in October 2003. Dr. Palms is a Distinguished University Professor at the University of South Carolina and was the President of the University of South Carolina from 1991 until his retirement in 2002. Earlier in his career, Dr. Palms served as President of Georgia State University and as a professor and administrator at Emory University. Dr. Palms currently serves on the boards of the Computer Task Group and Simcom International and is the Chair of the Exelon Corporation’s audit committee. He is also Chairman of the Board of the Institute for Defense Analyses. In the past, Dr. Palms has been a member of various additional company committees and boards including the University of South Carolina’s Educational and Development Foundation Boards, NationsBank of the Carolinas’ audit committee, the audit committee of the Board of Directors of Carolina First Bank, the Mynd Corporation’s compensation committee and Chair of PECO Energy’s nuclear committee.

J. Kerry Clayton, President, Chief Executive Officer and Director. Mr. Clayton has been President and Chief Executive Officer of the Company since May 2000 and has been a member of our board of directors since March 1999. From 1993 to 1999, Mr. Clayton served as Executive Vice President of the Company with a variety of responsibilities. From 1985 to 1993, Mr. Clayton served as President of Fortis Benefits Insurance Company, which acquired and combined the operations of Western Life Insurance Company, St. Paul Life Insurance Company and the Group Division of Mutual Benefit Life. He also served as Senior Vice President, Finance of the Company from 1981 to 1985. From 1970 to 1980, Mr. Clayton held various positions with American Security Group (now part of Assurant Solutions), which was acquired by the Company in 1980.

Michel Baise, Director. Mr. Baise has been a member of our board of directors since October 2003. Mr. Baise is currently General Manager, Finance of Fortis and has held this position since 1994. From 1989 to 1994, Mr. Baise worked for Société Générale de Belgique, as Advisor in the Industrial Subsidiaries and Strategy Division. Between 1982 and 1989, Mr. Baise served in various management positions and as a member of the Executive Committee of the Belgian Bank in Hong Kong and Belgium. This was preceded by assignments at the European Asian Bank as Credit Manager in Hamburg, Germany from 1981 to mid-1982, and Operations Manager in Singapore from 1977 to 1980. Mr. Baise began his career in 1972 as a management trainee at Generale Bank, later named Fortis Bank, and held various positions there including Deputy Manager of the Bills Department until 1977. Mr. Baise is Director and Chairman of Fortis

Finance NV, a subsidiary of Fortis Insurance N.V. He is also Director and Chairman of various financing vehicles in Luxemburg: Fortfinlux SA, FGF Lux SA, Fortinvestlux SA and in Jersey: Fortis Capital Company, Ltd. He is a member of the Supervisory Board of a mortgage bank in The Netherlands as a subsidiary of Fortis Bank Nederland.

Dr. Robert J. Blendon, Sc.D., Director. Dr. Blendon has been a member of our board of directors since March 1993. Dr. Blendon has been a professor of Health Policy at Harvard University’s School of Public Health and a professor of Political Analysis at Harvard University’s Kennedy School of Government since 1987. Previously, he served as Vice President of The Robert Wood Johnson Foundation.

Beth L. Bronner, Director. Ms. Bronner has been a member of our board of directors since January 1994. Ms. Bronner is currently Senior Vice President and Chief Marketing Officer of Jim Beam Brands, a division of Fortune Brands. Prior to joining Jim Beam in 2003, Ms. Bronner was a Partner at LERA Consulting in Chicago, Illinois. Prior to joining LERA Consulting in 2002, Ms. Bronner was the President and Chief Operating Officer of ADVO, Inc., the nation’s largest full-service targeted direct mail marketing company. Before joining ADVO, Inc. in 2000, Ms. Bronner was President of the Health Division at Sunbeam Corporation. She was also a Senior Vice President and Director of Marketing of North American Consumer Banking at Citibank, N.A. and Vice-President of Emerging Markets for AT&T Company. Since 1993, she has been a member of the board of directors of The Hain-Celestial Group Inc., and has chaired its compensation committee. She also served as a member of Oak Industries, Inc.’s audit committee from 1996 until its 2000 merger with Corning Incorporated. Ms. Bronner also serves on the boards of several charitable organizations; she is currently serving as a board member of the Cradle Foundation and is on the board of trustees of the Goodman Theater in Chicago, Illinois. She is a former trustee of the New School in New York City.

Howard L. Carver, Director. Mr. Carver has been a member of our board of directors since June 2002. Mr. Carver is retired as an Office Managing Partner of Ernst & Young. Mr. Carver’s career at Ernst & Young spanned five decades, beginning as an auditor and a financial consultant. He later became the director of insurance operations in several Ernst & Young offices, and served as Regional Director of insurance operations, Associate National Director of insurance operations, Co-Chairman of Ernst & Young’s International insurance committee and was a member of the Ernst & Young National Insurance Steering Committee. He retired from Ernst & Young in June of 2002. He currently chairs the audit committees of the Company and the Phoenix National Trust Company, a wholly owned subsidiary of the Phoenix Group. Mr. Carver is a Certified Public Accountant and is a member of both the American Institute of Certified Public Accountants, and the Connecticut Society of CPAs. Mr. Carver also serves on the boards and/or finance committees of several civic/charitable organizations.

Allen R. Freedman, Director. Mr. Freedman has been a member of our board of directors since its inception in 1979. Mr. Freedman is currently the owner and principal of A.R. Freedman & Co., a corporate strategy development firm and is the former Chairman and Chief Executive Officer of the Company, where he served as Chief Executive Officer until May 2000 and Chairman until his retirement in July 2000. In 1979, Mr. Freedman became the Company’s president and first employee, initiating the Company’s initial strategy and orchestrating its growth over the next 21 years. He began his career in 1964 as a tax lawyer, and a year later, he joined the Internal Revenue Service’s Office of the Chief Counsel. Mr. Freedman served as Vice President of D.H. Magid & Co. from 1967 to 1970. From there, he served as Vice President of Irving Trust Company (now Bank of New York). In 1975, Mr. Freedman became Executive Vice President and Treasurer of Lewis R. Eisner & Co., where he managed the creation of what is now Assurant in the United States, along with several other investments made by predecessors of Assurant. Beginning in 1978, he initiated and supervised most aspects of Assurant’s U.S. operations. Since his retirement as Chairman and Chief Executive Officer of the Company, he has served as a Director of Cornerstone Family Services, Chairman of its audit committee and a member of its investment committee. Since 1984, Mr. Freedman has also served as Chairman of the audit committee of Systems & Computer Technologies Corporation (SCTC). In January 2002, he became the Chairman of the Board of SCTC. Most recently, he has become a member of the board of directors of the newly formed Association of Audit Committee Members, Inc.

H. Carroll Mackin, Director. Mr. Mackin is the former Executive Vice President and Treasurer of the Company, where he served from 1980 until his retirement in 1997. Mr. Mackin has been a member of our board of directors since October 1996. Mr. Mackin served as a consultant to the Company in 1979. He was the Company’s fourth employee and initiated many of the Company’s early activities, including consolidating its investment departments and its first treasury function. Before joining the Company, he was Director for Investments at Forstmann, Leff. He is currently principal owner of Great Northern Manufacturing, LLC, a Louisville, Kentucky-based manufacturer of specialty nails.

Gilbert Mittler, Director. Mr. Mittler is the Chief Financial Officer of Fortis, and has been a member of our board of directors since March 2003. Mr. Mittler joined AG Group, one of the founding companies of Fortis, in 1988 and became at the inception of Fortis in 1990 Director of Fortis Group Finance & Development and Secretary of the Executive and Supervisory Boards of Fortis. He began his career as an accountant at Arthur Andersen in 1974, and subsequently worked for Belgian holding company Sofina as Senior Officer from 1976 to 1988. In 1988, he was recruited to serve as Head of Corporate Development of the AG Group (now Fortis AG), and in 1993 became Managing Director of ASLK Bank (now Fortis Bank) and a member of its Executive Committee, responsible for Finance & Control and foreign operations. In 1998, he became a member of the executive committee of Fortis, and a year later, he was named Managing Director of Fortis (B) and Fortis (NL), maintaining various responsibilities at group level. Since September 2000, he has served as Chief Financial Officer of Fortis and since 2001 also as Managing Director and Chief Financial Officer of Fortis Bank. Mr. Mittler is a member of the board of directors of Caifor, Fortis AG, Fortis Bank and Fortis Insurance N.V. He is also Vice-Chairman of the board of directors of the Banque Générale du Luxembourg and a member of Fortis ASR N.V.’s “Raad van Commissarissen” (Supervisory Board).

Composition of Board of Directors

      Our by-laws provide that our board of directors shall consist of such number of directors as from time to time fixed exclusively by resolution of the board of directors. However, our certificate of incorporation and the shareholders’ agreement that we entered into with Fortis Insurance N.V. provide that for so long as Fortis owns at least 10% of our outstanding common stock, our board of directors shall consist of no more than 12 directors (including at least seven independent directors at such time as is required by the listing standards of the New York Stock Exchange). The current board of directors consists of twelve persons and is divided into three classes. There are currently three vacancies arising from the resignation of three Fortis designees. Each director will serve a three year term, with termination staggered according to class, except that Class I Directors will have an initial term expiring in 2005 and Class II Directors will have an initial term expiring in 2006. The classification and current term of office of each of our directors has been noted in the table listing our board of directors under “—Directors.”

      Pursuant to the shareholders’ agreement that we entered into with Fortis Insurance N.V., Fortis has the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 10% of our outstanding common stock, two designees (out of a maximum of 12 directors); and (ii) so long as Fortis owns less than 10% but at least 5% of our outstanding common stock, one designee. Currently, Fortis has two designees on our board of directors, consisting of Messrs. Baise and Mittler. Fortis has agreed to cause the appropriate number of Fortis designees to resign promptly at any time when the number of Fortis designees on our board of directors exceeds the number of designees to which Fortis is entitled, unless otherwise requested by us.

Committees of the Board of Directors

      Executive Committee. The Executive Committee is composed of Messrs. Baise, Clayton, Freedman and Palms and is chaired by Mr. Clayton. This committee acts for the board of directors when a meeting of the full board is not practical.

      Compensation Committee. The Compensation Committee is composed of Ms. Bronner and Messrs. Freedman and, Mittler and is chaired by Mr. Freedman. This committee approves, administers and interprets our compensation and benefit policies, including our executive incentive programs. It reviews and makes recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance principles. This committee is also responsible for establishing our CEO’s compensation.

      Audit Committee. The Audit Committee is composed of Messrs. Carver, Mackin and Palms and is chaired by Mr. Carver. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee retains our independent public accountants. Each member of the Audit Committee is a non-management director. Mr. Carver is a “financial expert” within the definition of that term under the regulations under the Securities Act.

      Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Blendon, Mittler and Palms and is chaired by Dr. Palms. This committee oversees our governance policies, nominates directors for election by the board or by stockholders, nominates committee chairpersons and nominates directors for membership on the committees of the board.

Compensation Committee Interlocks and Insider Participation

      The Compensation Committee is composed of Ms. Bronner and Messrs. Freedman and Mittler. There are no “interlocks,” as defined by the SEC, with respect to any member of the Compensation Committee.

Director Compensation

      Our board of directors adopted and our sole stockholder prior to our initial public offering approved the Assurant Directors Compensation Plan, as amended on December 12, 2003, which became effective following our initial public offering. The purpose of the plan is to attract, retain and compensate highly qualified individuals for service as members of the board of directors by providing them with competitive compensation and an ownership interest in our common stock. Directors who are employees of the Company or any of its subsidiaries or affiliates, or of Fortis Insurance N.V. or any of its subsidiaries or affiliates, and directors who are designated by Fortis to serve as directors pursuant to the shareholders’ agreement between the Company and Fortis Insurance N.V., are not eligible to participate in the plan or to receive payment for service as a director.

      The plan provides for payment of an annual retainer to our non-employee directors of $35,000, payable in cash quarterly. Additional annual retainers will be paid to the Chairman of the Board and committee members and chairpersons as follows: Chairman of the Board: $7,500; Audit Committee: member $3,750, chairperson $7,500; Compensation Committee: member $2,500, chairperson $5,000; Corporate Governance and Nominating Committee: member $2,500, chairperson $5,000; Executive Committee: none. Annual service for this purpose relates to the approximate 12-month periods between annual meetings of our stockholders. A prorated retainer will be paid to any person who becomes a non-employee director other than by election at an annual meeting. The plan also provides for the payment of participation fees of $2,000 for each board or committee meeting and $500 for each board or committee conference call (but not more than one fee for meetings or conference calls held on the same day). The Chairman of the Board or chairperson of a committee may authorize the full meeting fee to be payable with respect to any extended conference call or any other special off-site meeting required as part of a director’s service. The plan provides for reasonable reimbursement of travel expenses in connection with attending meetings of our board and its committees, and other company functions where the director’s attendance is requested by our Chief Executive Officer. A participant may elect to have any cash amounts payable under the Directors Compensation Plan transferred to the Assurant Investment Plan, described under “—Management Compensation and Incentive Plans.”

      In addition to cash compensation, the plan provides that each non-employee director will receive, on the later of the effective date of the plan or the first date he or she becomes a non-employee director, an initial award of (1) shares of our common stock having a grant date value equal to the normal (non-prorated) annual cash retainer amount for such year, excluding any retainer related to a committee member or chairperson assignment, and (2) stock appreciation rights with respect to an equal number of shares of common stock. On the day following each annual meeting of our stockholders, beginning in 2005, each non-employee director then in office (other than a director who first became a non-employee director at the stockholders meeting held on the previous day) will receive (1) an award of stock having a grant date value equal to the director’s annual cash retainer for such year, excluding any retainer earned by the director as a committee member or chair, and (2) an award of stock appreciation rights with respect to an equal number of shares of common stock. In no event will a director receive both an initial award and an annual award of shares and stock appreciation rights for the same year of service. The stock appreciation rights granted under the plan will have a base value equal to the fair market value of our common stock on the date of grant. Upon exercise of a stock appreciation right, a director will receive a cash payment equal to the excess, if any, of the fair market value of one share of our common stock on the date of exercise over the base value of the right. Stock appreciation rights granted under the plan will be fully vested on the date of grant, but may not be exercised until the fifth anniversary of the date of grant. To the extent not previously exercised, such rights will be automatically exercised on the earlier of the first anniversary of the grantee’s termination as a director of the Company for any reason or the tenth anniversary of the date of grant.

      Subject to adjustment for recapitalization events, the maximum number of shares of our common stock that may be issued under the Directors Compensation Plan is 500,000. The plan will remain in effect until the day following the 2013 annual meeting of our stockholders, unless terminated earlier by our board of directors. The board of directors may at any time terminate or amend the plan, but any such amendment would be subject to stockholder approval if, in the reasonable judgment of the board, the amendment would constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of a stock exchange on which our stock is listed.

Consulting Agreement and Retirement Plan

      Effective July 31, 2000, Mr. Freedman retired as the Chief Executive Officer of the Company. In connection with his retirement, Mr. Freedman entered into a Consulting, Non-Compete and Payments Agreement with us and Fortis Insurance N.V. pursuant to which he agreed to (1) perform consulting services for the Company for a period of three years from and after July 31, 2000, and (2) refrain from certain activities that would be in competition with the Company, which includes refraining from encouraging, soliciting or inducing any officer or employee of the Company or its subsidiaries to enter into an employment relationship with any entity whose business activities are in competition with those of the Company for a period of five years ending July 31, 2005. Pursuant to the terms of this agreement, Mr. Freedman has received total payments of $2,491,000 and is entitled to one additional payment of $607,000 on August 1, 2004, and reimbursement of any reasonable out-of-pocket expenses incurred in providing his consulting services.

      On July 19, 1999, Mr. Freedman entered in to a Retirement Agreement with us and Fortis Insurance N.V. relating to the payments and benefits to be provided to Mr. Freedman in connection with his scheduled retirement on July 31, 2000. The agreement provided that: as of the date of Mr. Freedman’s retirement of July 31, 2000, Mr. Freedman would be fully vested in all amounts earned under our long term incentive plan. The amounts due Mr. Freedman under the long term incentive plan could be deferred by Mr. Freedman for a period of five years beyond the later of his retirement as an employee and his departure from our Board of Directors. The deferred amounts due Mr. Freedman under the long term incentive plan would be put into a trust for the benefit of Mr. Freedman during the deferral period.

      On August 1, 2000, we entered into a trust agreement with Wachovia Bank, N.A., for the benefit of Mr. Freedman. The trust was created to carry out the provisions of the retirement agreement and to hold assets contributed by us sufficient to fund our obligation to Mr. Freedman under the long term incentive plan. The Trust constituted an unfunded arrangement, subject to the claims of our creditors in the event of insolvency. We then deposited into the Trust an amount equal to our remaining obligation to Mr. Freedman under the long term incentive plan. On August 25, 2000, a portion of this amount was used, at the direction of Mr. Freedman, to purchase life insurance policies, of which specified family members of Mr. Freedman as the beneficiaries. Premiums on those life insurance policies were payable over time, and payments began on August 25, 2000 and are scheduled to continue through August 25, 2004.

Reimbursement of Fortis Liaison Office

      During 2003, 2002, 2001 and 2000, we paid $644,000, $749,000, $516,000 and $0, respectively, to Fortis for costs representing salary, benefits and other expenses of Arie Fakkert, who was then an employee of one of Fortis’ subsidiaries, and his support staff. Mr. Fakkert, who served on our board from 1987 to 2004, retired from Fortis as of October 3, 2003, and we discontinued these payments as of that date. See “Certain Relationships and Related Transactions — Reimbursement of Fortis Liaison Office.”

Executive Officers

      The table below sets forth certain information concerning our executive officers:

Name	Age	Positions

J. Kerry Clayton	58	President, Chief Executive Officer and Director
Robert B. Pollock	49	Executive Vice President and Chief Financial Officer
Lesley Silvester	57	Executive Vice President
Benjamin M. Cutler	59	Executive Vice President
Michael J. Peninger	49	Executive Vice President; President and Chief Executive Officer of Assurant Employee Benefits
Alan W. Feagin	57	Executive Vice President; President and Chief Executive Officer of Assurant PreNeed
Donald Hamm	49	Executive Vice President; President and Chief Executive Officer of Assurant Health
Philip Bruce Camacho	46	Executive Vice President; President and Chief Executive Officer of Assurant Solutions
Katherine Greenzang	40	Senior Vice President, General Counsel and Secretary
Jeffrey Helman	50	Senior Vice President and General Auditor
Lucinda Landreth	56	President and Chief Investment Officer of Assurant Asset Management
Larry M. Cains	57	Senior Vice President, Investor Relations
Robert Haertel	48	Senior Vice President, Compensation and Benefits
Edwin L. Harper	62	Senior Vice President, Public Affairs/ Government Relations
Barbara R. Hege	60	Senior Vice President, Finance (Taxation)
Lance R. Wilson	56	Senior Vice President and Chief Information Officer

J. Kerry Clayton, President, Chief Executive Officer and Director. Biography available under “—Directors.”

Robert B. Pollock, Executive Vice President and Chief Financial Officer. Mr. Pollock has been our Executive Vice President and Chief Financial Officer since January 1999. He is also the Chairman of Assurant Solutions. From 1993 to 1999, he served as President and Chief Executive Officer of Assurant Employee Benefits. Mr. Pollock began his career as an actuary at CUNA Mutual Insurance Group in 1974. He then joined the Company as a staff actuary at Assurant Employee Benefits in 1981. In July 1992, Mr. Pollock was appointed Senior Vice President, Group Life and Disability at Assurant Employee Benefits. In July 1993, he was appointed President and Chief Executive Officer of Assurant Employee Benefits. He is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries. Mr. Pollock was the Chairman of the Disability Insurance Committee for the Health Insurance Association of America (HIAA) for three years.

Lesley Silvester, Executive Vice President. Ms. Silvester has been our Executive Vice President since January 2001. From 1996 to 1999, she served as Director, Group Management Development for the Fortis Group in Brussels. Since returning to the United States in 1999, Ms. Silvester has had responsibility for Human Resources for the Company and, in 2001, assumed Executive Committee responsibility for Assurant PreNeed. Ms. Silvester’s professional career spans more than two and a half decades, much of which has been in the insurance industry in human resources management, organization development and strategy. Ms. Silvester’s experience includes 15 years with different parts of the Company in the United States and with Fortis in Europe, focusing recently on world-wide senior management development, company learning, human resources strategy and post-merger integration. Ms. Silvester is a Graduate Member of the Institute of Personnel Management in the United Kingdom and holds both her F.L.M.I. and American Compensation Association Certification.

Benjamin M. Cutler, Executive Vice President. Mr. Cutler has been Executive Vice President of the Company and Chairman, Assurant Health since January 2003. Mr. Cutler has over 30 years of experience in the insurance industry. Prior to his current position, Mr. Cutler served as President and Chief Executive Officer of Assurant Health from 1998 to 2002. Before joining the Company in 1985, Mr. Cutler held various positions at Sun Life Group of America and USLIFE Corporation. Mr. Cutler currently serves as past Chairman of the board of directors of HIAA. Mr. Cutler serves on the board of the Wellness Councils of America.

Michael J. Peninger, Executive Vice President; President and Chief Executive Officer, Assurant Employee Benefits. Mr. Peninger has been President and Chief Executive Officer of Assurant Employee Benefits since January 1999. Mr. Peninger began his career at Northwestern National Life in 1977 as an actuary. He then joined Assurant Employee Benefits in 1985 as a corporate actuary and has held various positions within the Company. In 1991, Mr. Peninger was appointed Senior Vice President and Chief Financial Officer and in 1993 he became Senior Vice President of Finance and Claims of Assurant Employee Benefits. In 1998, Mr. Peninger was appointed Executive Vice President. Mr. Peninger is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Alan W. Feagin, Executive Vice President; President and Chief Executive Officer, Assurant PreNeed. Mr. Feagin is President and Chief Executive Officer of Assurant PreNeed and Vice-Chairman and Chief Executive Officer of AMLIC, positions he has held since January 1995. Mr. Feagin joined United Family Life Insurance Company (now part of Assurant PreNeed) in 1989 as Senior Vice President, Marketing. He also served as Senior Vice President of Sales of United Family Life before being named President and Chief Executive Officer in 1995. Mr. Feagin has more than 20 years of experience in the marketing, advertising and sales arenas, beginning his career in the soft drink industry. He has served in various senior marketing positions with the McCann-Erickson advertising agency, RJ Reynolds Industries and Canada Dry/ Sunkist Corporation prior to joining the Company.

Donald Hamm, Executive Vice President; President and Chief Executive Officer, Assurant Health. Mr. Hamm has been President and Chief Executive Officer of Assurant Health since January 2003. Mr. Hamm first joined Assurant Health in 1982, holding several executive positions until 1993. He then worked as a principal with William M. Mercer, a consultant with Tillinghast-Towers Perrin and as Vice President of the Southeast Region for Blue Cross/ Blue Shield of Wisconsin prior to rejoining Assurant Health in 1999 as Chief Financial Officer. Mr. Hamm is a Fellow in the Society of Actuaries, a member of the American Academy of Actuaries and a Fellow of the Life Management Institute.

Philip Bruce Camacho, Executive Vice President; President and Chief Executive Officer, Assurant Solutions. Mr. Camacho has been President and Chief Executive Officer of Assurant Solutions since January 2003. Prior to his appointment as President, Mr. Camacho served as Assurant Group’s Executive Vice President for Sales and Marketing. Mr. Camacho joined American Bankers in 1990 as Vice President of Information Systems. At the time of the Company’s acquisition of American Bankers, he was Executive Vice President, Investor Relations, with responsibility for legal and regulatory affairs, marketing services, licensing, state filings and client administration, as well as investor relations. A certified public accountant, before joining American Bankers, Mr. Camacho worked as an accountant with PricewaterhouseCoopers LLP, specializing in insurance in the United States, United Kingdom and the Caribbean.

Katherine Greenzang, Senior Vice President, General Counsel and Secretary. Ms. Greenzang has been our Senior Vice President, General Counsel and Secretary since June 2001. Ms. Greenzang joined the Company in August 1994 as Corporate Counsel. She was named Assistant Vice President and Corporate Counsel in

1995 and Vice President, Corporate Counsel in 1996 before assuming her current position. Prior to joining the Company, Ms. Greenzang worked as an associate at Dewey Ballantine LLP. She is a member of the American Bar Association, the New York State Bar Association and the Association of Corporate Counsel.

Jeffrey Helman, Senior Vice President and General Auditor. Mr. Helman has been Senior Vice President and General Auditor since January 1997. As head of Audit Services, he is responsible for fulfilling the internal auditing requirements of the Company and its individual business segments. Mr. Helman has over two decades of experience and expertise in finance and auditing. Prior to joining the Company in 1993 as Vice President, he was a Partner at Arthur Andersen & Company, where he had worked since graduating from college in 1975. Mr. Helman is a Certified Public Accountant and is a member of the Institute of Internal Auditors and the American Institute of Certified Public Accountants.

Lucinda Landreth, President and Chief Investment Officer, Assurant Asset Management. Ms. Landreth has been President and Chief Investment Officer of Assurant Asset Management, a division of the Company since October 2002. Ms. Landreth is responsible for managing the Company’s investment portfolio and for overseeing the development and implementation of the Company’s investment policy. Ms. Landreth first worked at the Company from 1997 until 2001 as Executive Vice President and Chief Investment Officer of Fortis Mutual Funds, and was responsible for investment performance and process, equity strategy and compliance, as well as developing investment professionals. When the sale of Fortis Financial Group was finalized, Ms. Landreth left the Company. She returned in July of 2002 as Senior Vice President before assuming her current title. Prior to joining the Company, Ms. Landreth was Chief Investment Officer of Alex Brown Advisory and Trust Co., a subsidiary of a major investment bank and securities brokerage in Baltimore. Ms. Landreth started her career as an equity analyst with Philadelphia’s Provident National Bank in 1970. After holding a succession of positions with what later became PNC Financial Services Group, she was named Managing Director of PNC’s Equity Investment area in 1992. Ms. Landreth is a Chartered Financial Analyst.

Larry M. Cains, Senior Vice President, Investor Relations. Mr. Cains has been our Senior Vice President, Investor Relations, since January 2004. Prior to his current position, he served as Senior Vice President, Finance for nine years and was responsible for managing the departments of the Controller, corporate insurance and Information Technology (New York). Prior to assuming that position, Mr. Cains served as the Company’s Vice President and Controller for seven years. Mr. Cains has three decades of experience in accounting, finance and general management. Prior to joining the Company in 1988, he was Marsh & McLennan’s Vice President and Controller for ten years. Earlier in his career, he was employed by Arthur Andersen & Company and Hertz Corporation in accounting and auditing. Mr. Cains is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants, the New York Society of Certified Public Accountants and Financial Executives International.

Robert Haertel, Senior Vice President, Compensation and Benefits. Mr. Haertel has been Senior Vice President of the Company since January 2001. Prior to his current position he was Vice President, Compensation, a position he held since June 1998. Mr. Haertel began his career in Human Resources as an employee relations generalist for Shell Oil Company in 1979. He then went on to hold various management positions specializing in compensation and human resources at Citicorp, Engelhard Corporation, Bankers Trust and CS First Boston. Prior to joining the Company in June 1998, Mr. Haertel was the director of compensation and benefits at Nielsen Media Research. Mr. Haertel holds a Certified Compensation Professional designation from World at Work (formerly the American Compensation Association) and is a member of the Society of Human Resources Management.

Edwin L. Harper, Senior Vice President, Public Affairs/ Government Relations. Mr. Harper has been our Senior Vice President, Public Affairs/ Government Relations since July 2001. Prior to his current position, Mr. Harper held a number of senior management positions including Chief Operating Officer and Chief Financial Officer of American Security Group (now part of Assurant Solutions) from 1998 to 2001. Prior to joining American Security Group, Mr. Harper held various executive positions, including President and Chief Executive Officer of the Association of American Railroads, Executive Vice President and Chief Financial Officer of the Campbell Soup Company and Senior Vice President and Chief Administrative Officer of CertainTeed Corporation. In 1980, Mr. Harper joined then President-elect Reagan’s Transition Team. He stayed on to become an Assistant to the President, Deputy Director of the Office on Management and Budget and, later, Chief of Policy Development. Earlier, from 1970 to 1973, he served under President Nixon as a Special Assistant to the President with policy planning and budgeting responsibilities. Mr. Harper has served on the boards of several public companies, academic institutions, civic organizations and professional associations. Currently he is a member of the board of directors of CompuCon Inc., the Council on Excellence in Government and The American Quality and Productivity Center.

Barbara R. Hege, Senior Vice President, Finance. Ms. Hege has been Senior Vice President, Finance since December 2000. Ms. Hege joined the Company as Vice President, Taxation, in 1991. Prior to joining the Company, she was Vice President, Finance and Taxation at Mutual Benefit Life Insurance Company. Earlier in her career she was a Senior Manager with KPMG LLP in Chicago. She is a Certified Public Accountant and a Chartered Life Underwriter. She is a member of the American Institute of Certified Public Accountants, the New Jersey Society of Certified Public Accountants, the American Woman’s Society of Certified Public Accountants, The Society of Financial Service Professionals and a past president of the Chicago Society of Women Certified Public Accountants.

Lance R. Wilson, Senior Vice President and Chief Information Officer. Mr. Wilson has been our Senior Vice President, Shared Services, and Chief Information Officer since April 2000. Prior to joining the Company, Mr. Wilson was Chief Information Officer at Sunbeam Corporation from 1999 to 2000, and also worked for Honeywell Corporation from 1997 to 1999 as Vice President and Chief Information Officer. From 1989 to 1997, Mr. Wilson provided leadership for the information systems activities of the Pillsbury Company, where he was Vice President, Management Information Systems. From 1979 to 1989, Mr. Wilson held various positions with Land O’Lakes, Inc., where he was responsible for the creation and implementation of a marketing and sales decision support system. Mr. Wilson started his career in 1974 at the U.S. Department of Defense, U.S. Navy, where he was responsible for Management Systems Analysis.

Executive Management Committee and Management Board

      A group of executive officers that we refer to as the Executive Management Committee, consisting of the Chief Executive Officer and all Executive Vice Presidents of the Company and the Chief Executive Officers of each of our operating business segments, is ultimately responsible for setting the policies, strategy and direction of the Company, subject to the overall direction and supervision of the board of directors. The current members of the Executive Management Committee are J. Kerry Clayton, Robert B. Pollock, Lesley Silvester, Benjamin M. Cutler, Michael J. Peninger, Alan W. Feagin, Donald Hamm and Philip Bruce Camacho. All of the Company’s executive officers constitute a group that we refer to as the Management Board. This group is responsible for setting the operational policies of the Company, including those dealing with shared services, issues that pertain to multiple business segments and corporate functions.

Management Compensation and Incentive Plans

      The following table sets forth certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 for our Chief Executive Officer and each of the next four most highly compensated executive officers during the fiscal year ended December 31, 2003. These individuals are referred to as the “named executive officers.”

Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Awards	Payouts

				Other	Securities
Name and				Annual	Underlying		All Other
Principal Position	Year	Salary	Bonus	Compensation(1)	Options(2)	LTIP(3)	Compensation(4)

		($)	($)	($)	(#)	($)	($)
J. Kerry Clayton	2003	811,200	1,622,400	—	30,000	—	865,864
President and Chief	2002	780,000	1,560,000		30,000	—	54,600
Executive Officer	2001	750,000	—		30,000	450,389	125,067
Robert B. Pollock	2003	649,000	1,103,300	—	15,000	69,244	468,515
Executive Vice	2002	624,000	1,067,368		15,000	—	43,680
President and Chief	2001	609,615	6,568		14,000	125,543	87,500
Financial Officer
Benjamin M. Cutler	2003	459,700	597,610	—	10,000	—	236,808
Executive Vice	2002	442,000	530,400		4,000	—	66,640
President	2001	425,000	510,000		3,500	83,937	44,996
Lesley Silvester	2003	432,600	562,380	—	10,000	—	240,942
Executive Vice	2002	416,000	540,800		10,000	—	29,120
President	2001	400,000	—		3,200	28,609	42,700
Philip Bruce Camacho	2003	525,000	318,150	—	4,000	—	129,865
Executive Vice	2002	478,400	278,907		4,000	220,000	33,488
President; President	2001	464,615	—		3,700	—	48,554
and Chief Executive Officer, Assurant Solutions

(1)	Perquisites and other personal benefits to the named executve officers were less than both $50,000 and 10% of the total annual salary and bonus reported for the named executive officers, and therefore, information regarding perquisites and other personal benefits has not been included.
(2)	The option grants shown in this table represent options granted for the particular year pursuant to the Assurant, Inc. Stock Option Plan to acquire shares of Assurant Inc.’s Series D Preferred Stock, the value of which is related to the market value of shares of Fortis N.V. and Fortis SA/NV, and the Euro to U.S. dollar conversion rate. On October 15, 2003, our board of directors authorized the discontinuance of this plan effective September 22, 2003 and all stock options outstanding thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party.
(3)	Amounts shown in this column represent amounts that were paid or payable in the given year under the Appreciation Incentive Rights Plan.
(4)	Amounts shown in this column for the fiscal year ended December 31, 2003 include the following amounts: (i) for Mr. Clayton, $14,000 for Company contributions under the Assurant 401(k) Plan, $151,984 for estimated Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan, and $699,880 in payment of the fair value for stock options to purchase Assurant, Inc.’s Series D Preferred Stock granted pursuant to the Assurant, Inc. Stock Option Plan that were cancelled on September 22, 2003; (ii) for Mr. Pollock, $14,000 for Company contributions under the Assurant 401(k) Plan, $106,146 for estimated Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan, and $348,369 in payment of the fair value for stock options to purchase Assurant, Inc.’s Series D Preferred Stock granted pursuant to the Assurant, Inc. Stock Option Plan that were cancelled on September 22, 2003; (iii) for Mr. Cutler, $14,000 for Company contributions under the Assurant 401(k) Plan, $55,307 for estimated Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan, and $167,501 in payment of the fair value for stock options to purchase Assurant, Inc.’s Series D Preferred Stock granted pursuant to the Assurant, Inc. Stock Option Plan that were cancelled on September 22, 2003; (iv) for Ms. Silvester, $14,000 for Company contributions under the Assurant 401(k) Plan, $54,138 for estimated Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan, and $172,804 in payment of the fair value for stock options to purchase Assurant, Inc.’s Series D Preferred Stock granted pursuant to the Assurant, Inc. Stock Option Plan that were cancelled on September 22, 2003; and (v) for Mr. Camacho, $14,000 for Company contributions under the Assurant 401(k) Plan, $42,273 for estimated Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan, and $73,592 in payment of the fair value for stock options to purchase Assurant, Inc.’s Series D Preferred Stock granted pursuant to the Assurant, Inc. Stock Option Plan that were cancelled on September 22, 2003.

Option Grants in 2003

      The following table presents information concerning stock options granted pursuant to the Assurant, Inc. Stock Option Plan to acquire shares of Assurant, Inc.’s Series D Preferred Stock to the named executive officers during the fiscal year ended December 31, 2003. The Stock Option Plan was terminated effective as of September 22, 2003, and all stock options outstanding thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party. Such payment totaled approximately $2.2 million for all outstanding stock options.

	Number of
	Securities	Percent of
	Underlying	Total Options			Grant Date
	Options	Granted to	Exercise or		Present
	Granted(1)	Employees in	Base Price	Expiration	Value(2)
Name	(#)	Fiscal Year	($/Sh)	Date	($)

J. Kerry Clayton	30,000	32.2%	23.65	3/21/13	293,400
Robert B. Pollock	15,000	16.1%	23.65	3/21/13	146,700
Benjamin M. Cutler	10,000	10.7%	23.65	3/21/13	97,800
Lesley Silvester	10,000	10.7%	23.65	3/21/13	97,800
Philip Bruce Camacho	4,000	4.3%	23.65	3/21/13	39,120

(1)	The options were granted pursuant to the Assurant, Inc. Stock Option Plan to acquire shares of Assurant, Inc.’s Series D Preferred Stock, the value of which is related to the market value of shares of Fortis N.V. and Fortis SA/NV and the Euro to U.S. dollar conversion rate. The options had a term of ten years and were scheduled to vest as to one-third of the shares on the first three anniversaries of the date of grant.
(2)	There was no public market for shares of Assurant, Inc.’s Series D Preferred Stock on the grant date. The estimated present values for the options listed above are based on the binomial values of the options calculated as of September 22, 2003 by an independent third party, using the following assumptions: (i) the value of one share of Series D Preferred Stock is the sum of the value of 0.9 of one share of Fortis SA/NV and 0.9 of one share of common stock of Fortis N.V., (ii) the exercise price of the option was equal to the fair market value as of the date of grant, (iii) the stock price equals the average of the combined Fortis N.V./Fortis SA/NV share price for the three months prior to the calculation; (iv) volatility was calculated as the average of the 60-month historical volatility of the Fortis SA/NV and Fortis N.V. shares at the date of calculation; (v) the annual dividend was calculated as the average of the Fortis SA/NV and Fortis N.V. stock dividend, and (vi) the discount rate was based on the Euro benchmark yield curve for the outstanding term of each option. Although this calculation is not necessarily the value of the options as of their date of grant, it is the value for which they were cashed out, as discussed above.

Long-Term Incentive Plan Awards

      The following table presents information concerning long-term incentive plan awards to the named executive officers under the Assurant Appreciation Incentive Rights Plan during the fiscal year ended December 31, 2003:

			Estimated Future
			Payouts Under
		Performance or	Non-Stock Price-
	Number of Shares,	Other Period Until	Based Plans
	Units or Other	Maturation or
Name	Rights(#)	Payout	Target(1)($)

J. Kerry Clayton	20,151(2)	3 Years	811,200
Robert B. Pollock	14,509(2)	3 Years	584,100
Benjamin M. Cutler	8,565(2)	3 Years	344,775
Lesley Silvester	8,060(2)	3 Years	324,450
Philip Bruce Camacho	7,333(3)	3 Years	341,250

(1)	As described more fully under “—Assurant Appreciation Incentive Rights Plan,” an eligible employee of Assurant, Inc. receives 75% of his or her award in Assurant, Inc. incentive rights and 25% of his or her award in operating business segment incentive rights. Conversely, an eligible employee of an operating business segment of Assurant receives 25% of his or her award in Assurant, Inc. incentive rights and 75% of his or her award in operating business segment incentive rights. Each incentive right represents the right to the appreciation in value of an incentive right over the vesting period of the award, based on a valuation provided by an independent, qualified appraiser.
(2)	Represents the total number of incentive rights awarded. Rights are distributed between Assurant, Inc. (75%) and each of the four operating business segments (25%). The Assurant, Inc. incentive rights were replaced with stock appreciation rights on Assurant common stock from and after the closing of our initial public offering, as more fully described under “—Assurant Appreciation Incentive Rights Plan.”
(3)	Represents the total number of incentive rights awarded. Rights are distributed between Assurant, Inc. (25%) and Assurant Solutions (75%). The Assurant, Inc. incentive rights were replaced with stock appreciation rights on Assurant common stock from and after the closing of our initial public offering, as more fully described under “—Assurant Appreciation Incentive Rights Plan.”

Pension Plans

      We maintain two executive defined benefit pension plans, each of which is inter-related with our broad-based, tax-qualified, defined benefit pension plan.

      Supplemental Executive Retirement Plan. Effective January 1, 1990, our board of directors adopted the Supplemental Executive Retirement Plan (SERP), which is a non-qualified, unfunded supplemental pension plan for certain key executives of the Company and its subsidiaries. Under the SERP, participants who meet certain conditions are entitled to receive a benefit, called a “target benefit,” that is then offset (reduced) by certain other benefits, such as the pension payable under our tax-qualified defined benefit pension plan (the Assurant Pension Plan, described below), the benefit payable under the pension portion of the Executive Pension and 401(k) Plan, described below, and Social Security benefits. If the SERP benefit commences at age 60 or later, the target benefit, expressed as a single life annuity, is 50% of the employee’s base pay plus target short-term incentive bonus, each as most recently approved by our board of directors, multiplied by a fraction, the numerator of which is the employee’s number of months of employment with the Company or its subsidiaries, and the denominator of which is 240. In other words, after 20 years of employment, the employee will earn a full 50% benefit under this plan. If the SERP benefit commences prior to age 60, then the target benefit will be reduced on an actuarially equivalent basis from age 60 to the date the benefit actually commences.

      A participant is not vested in any of his or her benefit under the SERP until the second anniversary of the date he or she commences participation in the plan. On the second anniversary of participation, the participant vests in the SERP benefit at the rate of 3% for each month of employment thereafter with the Company or its subsidiaries. A participant will become 100% vested in his or her SERP benefit in the event of death or disability. If a participant is terminated for cause, as defined in the SERP, or commits a material breach of certain covenants regarding non-competition, confidentiality, non-solicitation of employees or non-solicitation of customers, then the participant will forfeit any remaining SERP benefits.

      The default form of payment under the SERP is a single lump payment that is the actuarial equivalent of the SERP benefit. The participant may also elect optional forms of payment under the SERP.

      If there is a change in control with respect to the Company or a division, and within two years after the change in control a participant’s employment is terminated without cause or the participant terminates employment for good reason, then (1) the participant will become 100% vested in his or her SERP benefit; (2) the participant will be credited with 36 additional months of service for purposes of computing his or her target benefit; and (3) the actuarial reduction for commencement of the SERP benefit prior to age 60 will be calculated as though the participant was 36 months older than his or her actual age.

      The SERP provides that if the payments to a participant or beneficiary will be made over a period of more than one year and if at the time payments commence the Company is not subject to pending proceedings as a debtor under the U.S. Bankruptcy Code, then Fortis Insurance N.V. will guarantee the payment of SERP benefits to such participant or beneficiary. The SERP further provides that if Fortis Insurance N.V. ceases to be the beneficial owner of the Company, then such guarantee will be limited to the actuarially equivalent value of the participant’s SERP benefit immediately following such cessation of beneficial ownership.

      The table below shows the target benefit payable under the SERP. The benefit shown is a single life annuity commencing at age 60.

Target Benefits Payable Under the Assurant, Inc. SERP

	Years of Service(1)

Final Compensation	10	15	20	25	35

$ 500,000	$125,000	$187,500	$250,000	$250,000	$250,000
750,000	187,500	281,250	375,000	375,000	375,000
1,000,000	250,000	375,000	500,000	500,000	500,000
1,250,000	312,500	468,750	625,000	625,000	625,000
1,500,000	375,000	562,500	750,000	750,000	750,000
1,750,000	437,500	656,250	875,000	875,000	875,000
2,000,000	500,000	750,000	1,000,000	1,000,000	1,000,000
2,500,000	562,500	843,750	1,125,000	1,125,000	1,125,000
3,000,000	625,000	937,500	1,250,000	1,250,000	1,250,000

(1)	At December 31, 2003, J. Kerry Clayton had 33.2 years of service and SERP compensation of $1,622,400; Robert B. Pollock had 22.6 years of service and SERP compensation of $1,200,650; Lesley Silvester had 19.3 years of service and SERP compensation of $713,790; Benjamin M. Cutler had 18.1 years of service and SERP compensation of $758,505; and Philip Bruce Camacho had 4.4 years of service and SERP compensation of $840,000.

      Executive Pension and 401(k) Plan. Effective January 1, 1994, our board of directors adopted the Executive Pension and 401(k) Plan, which is a non-qualified, unfunded deferred compensation plan for certain key executives of the Company and its subsidiaries. The pension portion of this plan (referred to herein as the Executive Pension Plan) is intended to restore to participants amounts that they are restricted from receiving under the Assurant Pension Plan, described below, due to section 401(a)(17) of the U.S. tax code, which generally limits the compensation that may be taken into account under a tax-qualified pension plan to no more than $200,000 annually (subject to cost of living adjustments).

      A participant becomes vested in the benefits under the Executive Pension Plan after three years of vesting service, if the participant has elected to participate in the pension equity portion of the Assurant Pension Plan and after five years of vesting service if the participant has elected to participate in the pension formula that predated the pension equity formula under the Assurant Pension Plan. The benefits under the Executive Pension Plan are payable in a single lump sum in cash as soon as practicable after the participant terminates employment, unless exchanged for options under the Assurant Investment Plan.

      Assurant Pension Plan. Since 1983, we have maintained the Assurant Pension Plan, which is a tax-qualified, defined benefit pension plan subject to regulation under ERISA. Eligible employees generally may participate in the Plan after completing one year of service with the Company. The Assurant Pension Plan provides for multiple benefit formulas for different groups of participants. Benefits under the plan are payable at termination of employment. A participant’s benefit may be paid in a lump sum or in various annuity forms.

401(k) Plan

      Assurant 401(k) Plan. Since 1983, we have maintained the Assurant 401(k) Plan, which is a tax-qualified, defined contribution plan subject to regulation under ERISA. Employees generally are eligible to make pre-tax contributions to the plan immediately upon beginning work with Assurant. Participants may elect to contribute up to 50% of their eligible pay to the plan on a pre-tax or after-tax basis. Eligible pay generally includes base salary, short-term incentive bonus, overtime and commissions.

      After one year of service, a participant is eligible to begin receiving employer matching contributions. Each year, we may determine whether to declare an employer matching contribution. The Assurant 401(k) plan provides for three different matching allocation formulas for different groups of participants. A participant generally vests in his employer matching contributions and investment earnings thereon after three years of vesting service.

      Before a participant terminates employment, a participant’s vested pre-tax account generally is payable after age 59 1/2, in the event of a hardship, or as a loan. A participant’s vested account is also payable at termination of employment in the form of a lump sum. Participants may invest their own contributions and Company matching contributions in various investment options offered under the plan, which will include common stock of the Company. The number of shares reserved and available for issuance under the plan is 10,000,000. The investment fund within the plan that consists of common stock of the Company will be designed as an employee stock ownership plan under ERISA and the U.S. tax code.

      Under the Executive Pension and 401(k) Plan discussed above, the 401(k) portion of this plan (referred to herein as the Executive 401(k) Plan) is intended to restore to participants amounts that they are restricted from receiving under the Assurant 401(k) Plan due to section 401(a)(17) of the U.S. tax code, which generally limits the compensation that may be taken into account under a tax-qualified pension plan to no more than $200,000 annually (subject to cost of living adjustments). The number of shares reserved and available for issuance under the plan is 2,500,000.

      Under the Executive 401(k) Plan, a participant who is actively employed on the last regularly scheduled work day of a fiscal year is entitled to receive a credit equal to 7% of compensation in excess of the compensation limitation of section 401(a)(17) of the U.S. tax code and including compensation exchanged for options under the Assurant Investment Plan that was received as compensation in the year the options are granted. Such credit is then offset by the amount of the employer matching contribution received in the Assurant 401(k) Plan. The amounts credited to a participant’s account under the 401(k) portion of this plan are deemed to be invested at the participant’s direction in investment vehicles that are also available under the Assurant 401(k) Plan (which will include common stock of the Company).

      A participant becomes vested in the 401(k) credits and deemed investment earnings thereon in the Executive 401(k) Plan after three years of vesting service. The benefits under the Executive 401(k) Plan are payable in a single lump sum in cash as soon as practicable after the participant terminates employment, unless exchanged for options under the Assurant Investment Plan.

      For the year ended December 31, 2003, we made combined employer allocations under the Executive 401(k) Plan and employer matching contributions under the Assurant 401(k) Plan of $25 million.

Employment and Change in Control Agreements

      We have entered into change in control severance agreements with Mr. Clayton, our other named executive officers and other officers and key employees. The severance agreements generally provide that if a change in control (as defined) occurs with respect to the business segment for which an employee works, then a two-year trigger period begins. If the employee’s employment is terminated by us without cause or if the employee resigns for good reason (each as defined) during such two-year period, the employee is entitled to certain cash severance payments and continuation of medical and other welfare benefits for a period of 18 months following the termination of employment at the rate charged active employees.

      The amount of cash severance benefits payable to an employee is equal to a multiple (ranging from 1 to 3 depending on the agreement, and equal to 3 for Mr. Clayton and our other named executive officers) times the sum of the employee’s annual base salary and target annual bonus. One-half of the cash severance is payable within thirty days of the date of the employee’s termination, and one-half of the cash severance is payable in equal monthly installments over a period ranging from six months (for those with a severance multiple of 1) to 18 months (for those with a severance multiple of 3), offset by the amount of pre-tax compensation earned by the executive during such period. In addition, if a change in control has occurred and the employee’s employment has been terminated by us without cause or if the employee has resigned for good reason within one year prior to the change in control, then the employee is entitled to the cash severance benefits described above, to be paid in a lump sum in cash within 30 days after the change in control has occurred, and continuation of medical and other welfare benefits for a period of 18 months at the rate charged active employees, except that we shall reimburse the employee for the cost of obtaining such welfare benefits between the date his or her termination and the date of the change in control. These agreements also provide additional rights including, but not limited to, outplacement services, legal fee reimbursement and reimbursement for any excise tax imposed on the officer by section 4999 of the U.S. tax code.

      Our initial public offering did not constitute a change in control as defined in these agreements.

      American Bankers Insurance Group has a severance agreement with Mr. Camacho. If Mr. Camacho terminates his employment because of retirement (as determined in accordance with normal company policies) or death, then Mr. Camacho will receive a severance payment equal to 150% of his current salary, defined as his salary for the 12 months preceding the severance, excluding any bonus or deferred compensation. If Mr. Camacho’s employment is terminated because of disability, then Mr. Camacho will receive a severance payment equal to 50% of his current annual salary, as defined above. If either Mr. Camacho’s employment is terminated without cause (as defined in the agreement), or Mr. Camacho terminates employment after a decrease in his base salary to a level less than 80% of the level for any prior year, then Mr. Camacho will receive a severance payment equal to 100% of his current salary, as defined. In each case the severance benefit will be paid in a lump sum on the fifth business day following termination of employment.

2004 Long-Term Incentive Plan

      Our board of directors has adopted and our sole stockholder has approved the 2004 Long-Term Incentive Plan, which became effective upon the closing of our initial public offering. This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our employees, directors and consultants to those of our stockholders, and by providing such persons with an incentive for outstanding performance.

      The 2004 Long-Term Incentive Plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the U.S. tax code;
•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;
•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;
•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee;
•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and
•	other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

      The number of shares reserved and available for issuance under the plan is 10,000,000 shares. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

      In the event of a corporate transaction involving the Company (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits of the 2004 Long-Term Incentive Plan will be adjusted proportionately, and the Compensation Committee may adjust outstanding awards to preserve their benefits or potential benefits.

      The 2004 Long-Term Incentive Plan is administered by the Compensation Committee of our board of directors. The committee has the authority to designate participants, determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards, establish, adopt or revise any rules and regulations to administer the plan, and make all other decisions and determinations that may be required under the plan. Our board of directors may at any time administer this plan. If so, it will have all the powers of the committee.

      All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the Compensation Committee.

      Under section 162(m) of the U.S. tax code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2007, or until the 2004 Long-Term Incentive Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be re-submitted for approval of our stockholders.

      Unless otherwise provided in an award certificate or plan document, upon the death or disability of a participant, all of his or her outstanding awards under the 2004 Long-Term Incentive Plan will become fully vested. Unless otherwise provided in an award certificate or plan document, if a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the plan) within two years after a change in control of the Company, all of such participant’s outstanding awards under the plan will become fully vested. The Compensation Committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

      Our board of directors or the Compensation Committee may at any time terminate or amend the 2004 Long-Term Incentive Plan, but any such amendment would be subject to stockholder approval if, in the reasonable judgment of the board or committee, the amendment would materially increase the number of shares available under the plan, expand the types of awards available under the plan, materially extend the term of the plan or otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of a stock exchange on which our stock is listed. No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The Compensation Committee may amend or terminate outstanding awards, but such amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

      The 2004 Long-Term Incentive Plan became effective upon the closing of our initial public offering. We estimate that, as of its effective date, approximately 12,000 employees, officers and directors were eligible to participate in the plan. No awards were granted under the plan prior to its effective date; however, an aggregate of 59,430 shares of restricted common stock were granted to our executive officers upon closing of our initial public offering. The restricted common stock awards granted to each executive officer were based on a percentage of their base salaries, ranging from 5% to 50%. This restricted common stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights. See “Principal Stockholders.” Any other awards will be made at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the 2004 Long-Term Incentive Plan in the future.

2004 Employee Stock Purchase Plan

      The 2004 Employee Stock Purchase Plan was adopted by our board of directors and was approved by our sole stockholder on October 15, 2003. It will go into effect on July 1, 2004.

      The purpose of the stock purchase plan is to enhance the proprietary interest among the employees of the Company and our participating subsidiaries through ownership of our common stock. The stock purchase plan is designed to allow eligible employees to purchase shares of our common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are customarily employed by us, or one of our subsidiaries designated by our Compensation Committee, for at least 20 hours per week and five months per calendar year, and provided they have served as an employee for at least six months. We have reserved 5,000,000 shares of our common stock for issuance under the stock purchase plan.

      The plan is intended to be a qualified employee stock purchase plan within the meaning of section 423 of the U.S. tax code. Under the stock purchase plan, our Compensation Committee may from time to time grant to eligible employees rights to purchase our common stock during designated purchase periods. The initial purchase period will begin on July 1, 2004 and will end on December 31, 2004. Unless otherwise determined by the Compensation Committee, new purchase periods of six months duration will begin each following January 1 and July 1.

      Employees who elect to participate in a purchase period may have up to 15% of their compensation withheld pursuant to the stock purchase plan, subject to any limit imposed from time to time by the committee (currently $6,000 per six-month purchase period). The amount withheld is then used to purchase shares of our common stock on the designated purchase dates at the end of each purchase period. Until the Compensation Committee determines otherwise, the price of common stock purchased under the plan is equal to the lower of 90% of the market value (closing price) of our common stock at the beginning date of each purchase period or 90% of the market value (closing price) of our common stock at the end of the purchase period. The Compensation Committee may designate a different discount formula, but not less than 85% of the market value at the beginning or end of any purchase period. Since the shares are purchased at less than market value, employees will receive a benefit from participating in the stock purchase plan. The maximum number of shares of our common stock that may be purchased by any participant in the stock purchase plan on any one purchase date is 5,000 shares.

      Certain limits are imposed by law. For example, an employee may not be granted a purchase right for a purchase period if immediately after the grant, he or she would own 5% or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. Also, a participant cannot receive purchase rights that, in combination with purchase rights under other section 423 plans, would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000.

      In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization, or other distribution with respect to our stockholders other than normal cash dividends, an automatic adjustment will be made in the number and kind of shares as to which outstanding purchase rights will be exercisable and in the available shares and limits described above, so that the proportionate interest of the participants is maintained as before the occurrence of such event.

      The stock purchase plan will terminate on the tenth anniversary of its effective date, unless terminated earlier by the Compensation Committee. The Compensation Committee has the authority to amend the stock purchase plan at any time, but, with limited exceptions, no amendment may adversely affect any outstanding rights to purchase stock. Certain amendments to the stock purchase plan would require approval of our stockholders, such as a change in eligibility requirements or an increase in the number of shares reserved for purchase under the plan.

Executive Management Incentive Plan

      Our Executive Management Incentive Plan was adopted by the board of directors and approved by our sole stockholder on October 15, 2003, to be effective as of January 1, 2004. Participation in the Executive Management Incentive Plan is limited to senior officers of the Company and its subsidiaries who are selected to participate in the plan for a given year by the Compensation Committee of our board of directors. The plan provides for the payment of annual monetary awards to each participant equal to a percentage of such participant’s base salary based upon the achievement of certain designated performance goals.

      Each participant in the plan will be eligible to receive a cash bonus in connection with a particular calendar year during the term of the plan if performance goals set for that year by the Compensation Committee are met or exceeded. Not later than ninety days after the commencement of any year during the term of the plan, the Compensation Committee will set in writing performance goals based on one or more performance criteria, which may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, department, region or function within the Company or an affiliate.

      At the time the Compensation Committee sets the performance goals for a particular year, it will also set in writing the percentages of each participant’s salary that will be awarded to the participant if the Company (or one or more of our subsidiaries or divisions, as applicable) achieves the designated performance goals. Payments under the plan will be made promptly after the Compensation Committee certifies in writing that the relevant performance goals and other terms of the plan were satisfied in connection with such payments. Our board of directors or the Compensation Committee may terminate, suspend or amend the plan at any time.

      Only our senior officers and senior officers of our subsidiaries are eligible to participate in the Executive Management Incentive Plan. The amount of awards under the plan will be determined at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to this plan.

Assurant Appreciation Incentive Rights Plan (“AAIR Plan”)

      Since January 1, 1999, the Company has maintained the Assurant Appreciation Incentive Rights Plan (formerly the Fortis Appreciation Incentive Rights Plan), which provides key employees with the right to receive long-term incentive cash compensation based on the appreciation in value of incentive units of Assurant and incentive units of each of its operating business segments. The AAIR Plan is administered by a committee appointed by our board of directors.

      Under this plan as currently in effect, an eligible employee of Assurant receives 75% of his or her award in Assurant incentive rights and 25% of his or her award in operating business segment incentive rights. Conversely, an eligible employee of an operating business segment of Assurant receives 25% of his or her award in Assurant incentive rights and 75% of his or her award in operating business segment incentive rights. Each incentive right represents the right to the appreciation in value of an incentive unit. Each Assurant incentive unit originally represented one ten millionth (.0000001) of the entity value of Assurant, and each operating business segment incentive unit represented one ten millionth of the entity value of each operating business segment that participates in the plan. However, the number of incentive units has been adjusted over time for cash flows into and out of each entity. The entity value of Assurant and the entity value of the respective operating business segments are determined by the committee as of each December 31st based on a valuation provided by an independent, qualified appraiser. The committee also determines the adjustment to the number of incentive units outstanding in each entity and the value of each unit as of the valuation date. Each incentive right entitles the holder to a cash payment equal to the difference between the value of the incentive unit on the December 31st immediately preceding the date of exercise and the value of the incentive unit on the December 31st immediately preceding the date of grant.

      Each right becomes vested on the third anniversary of the effective date the right was granted, except that (1) each Assurant right becomes fully vested if Assurant undergoes a change in control (as defined in the plan); (2) each business unit segment becomes fully vested if that operating business segment undergoes a change in control; and (3) if a participant retires, becomes disabled, or dies, then the participant vests in 1/36th of each right for each month elapsed from January 1st of the year of grant to the date the participant terminates employment. Rights that have become vested may be exercised during a 45-day exercise period following the announcement by the plan committee of the value of Assurant incentive units and of the incentive units of each operating business segment. To the extent not previously exercised, all rights will automatically be exercised on the tenth anniversary of the date of grant. Rights that are exercised are payable solely in cash. A participant may elect to have any amounts payable under the Assurant Appreciation Incentive Rights Plan exchanged for options in the Assurant Investment Plan, described below.

      Our board of directors amended the AAIR Plan to provide for the cash-out and replacement of Fortis, Inc. incentive rights with stock appreciation rights related to Assurant common stock from and after the closing of our initial public offering. The business segment rights outstanding under the plan will not be changed or affected. The conversion of outstanding Fortis, Inc. incentive rights will take place as described in this paragraph. The Assurant, Inc. incentive rights were valued as of December 31, 2003 using a special valuation method, as follows. The measurement value of each Assurant, Inc. incentive right as of December 31, 2002 was adjusted to reflect dividends paid by the Company, consistent with past practice; such adjusted value was then multiplied by the arithmetic average of the change during calendar year 2003 in the Dow Jones Life Insurance Index, the Dow Jones Property Casualty Index and the Dow Jones Healthcare Providers Index; and the result was the measurement value of a Assurant, Inc. incentive right as of December 31, 2003. In January 2004 the Company cashed out each Assurant, Inc. incentive right then outstanding under the plan for a cash payment equal to the difference, if any, between the measurement value of the Assurant, Inc. incentive right as of the December 31st immediately preceding the date of grant, and the measurement value of that right determined as of December 31, 2003, pursuant to the special valuation. Each outstanding Assurant, Inc. incentive right, whether or not vested, was cancelled effective as of the date it was cashed out. Following the cash-out and cancellation of Assurant, Inc. incentive rights, the Company will grant to each participant whose rights were cashed out a number of stock appreciation rights on our common stock (referred to as “replacement rights”). The number of replacement rights to be granted to a participant will equal (1) the measurement value of the participant’s cashed-out Assurant, Inc. incentive rights, divided by (2) the public offering price of our common stock. Each replacement right that replaces a vested cashed-out right will be vested immediately, and each replacement right that replaces a non-vested cashed-out right will become vested on the vesting date for the corresponding cashed-out right, but no replacement right, whether or not vested, may be exercised sooner than one year from the closing date of our initial public offering. After that waiting period, each replacement right will be exercisable for the remaining term of the corresponding cancelled right.

      All future grants of Assurant rights under the amended and restated plan, now called the Assurant Appreciation Incentive Rights Plan, will consist of Assurant stock appreciation rights that will give the holder the right to receive, upon exercise of the right, a cash payment equal to the difference between the market price of Assurant common stock on the date of exercise over the market price of Assurant common stock on the date of grant. Except as provided above with respect to the replacement Assurant stock appreciation rights, all such rights will vest over a three-year period from the date of grant, will have a ten-year term and will be exercisable at any time after they are vested and before the expiration of the term.

Assurant Investment Plan

      Our board of directors adopted the Assurant Investment Plan, which provides key employees, including the named executive officers, the ability to exchange a portion of their compensation for options to purchase certain third-party mutual funds. The plan became effective as of January 1, 1999 and is administered by our Senior Vice President—Compensation and Benefits, who is referred to as the administrator. Under the Assurant Investment Plan, a participant may exchange all or a portion of his or her eligible compensation for a specific number of options under the plan. Each option represents the right to purchase shares of a third-party mutual fund, as selected by the participant. Each option is fully vested and exercisable on the grant date. Options may not be exercised more than twice in any calendar year, except with the consent of the administrator. For most options, the exercise period generally will expire on the earlier of 120 months after the participant’s death, disability or retirement and 60 months after the participant’s termination of employment for any other reason. Until the options are exercised, a participant may instruct the administrator to exchange some or all of the options for options to purchase different underlying mutual fund units.

PRINCIPAL STOCKHOLDERS

      Before our initial public offering, 100% of the outstanding shares of our common stock was indirectly beneficially owned by Fortis N.V. and Fortis SA/ NV, the parent companies of the selling stockholder, Fortis Insurance N.V. As a result of the completion of our initial public offering, Fortis N.V. and Fortis SA/ NV indirectly beneficially own approximately 35% of our common stock. Although it has no contractual obligation to do so, Fortis has advised us that its current intent is to divest its remaining shares of our common stock over a period of time following the expiration of the lock-up agreement entered into in connection with our initial public offering. Pursuant to the lock-up agreement, we, each of our directors and senior officers, Fortis N.V., Fortis SA/ NV, Fortis Insurance N.V., and purchasers of shares under our directed share program have agreed, subject to limited exceptions, not to sell or cause to be sold or otherwise dispose of any shares of our common stock for a period of 180 days after the date of the prospectus delivered in connection with our initial public offering (February 4, 2004) without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters in our initial public offering.

      The following table sets forth information regarding the beneficial ownership of our common stock as of April 15, 2004 by:

•	all persons known by us to own beneficially more than 5% of our common stock;

•	our chief executive officer and each of the named executive officers;

•	each director; and

•	all directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 1, 2004 are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

	Beneficial Ownership of
	Principal Stockholders as
	of April 15, 2004(2)
Name and Address
of Beneficial Owner(1)	Number		Percentage

Fortis Insurance N.V.	50,199,130		35%
J. Kerry Clayton	29,091	(3)	*
Robert B. Pollock	19,164	(4)	*
Benjamin M. Cutler	11,491	(5)	*
Lesley Silvester	16,109	(6)	*
Philip Bruce Camacho	12,473	(7)	*
John Michael Palms	11,591	(8)	*
Michel Baise	—		—
Robert J. Blendon	3,591	(8)	*
Beth L. Bronner	11,591	(8)	*
Howard L. Carver	6,591	(8)	*
Allen R. Freedman	11,591	(8)	*
H. Carroll Mackin	11,591	(8)	*
Gilbert Mittler	—		—
All directors and executive officers as a group (24 persons)	207,626		*

*	Less than 1%.

(1)	The address for Fortis Insurance N.V. is Archimedeslaan 6, 3500 GA Utrecht The Netherlands. The address for all other persons is c/o Assurant, Inc., One Chase Manhattan Plaza, 41st Floor, New York, New York 10005.
(2)	Beneficial ownership of principal stockholders as of April 15, 2004 (i) includes 32,976,854 shares of common stock issued to Fortis Insurance N.V. in exchange for the capital contribution, which occurred simultaneously with the closing of our initial public offering, (ii) reflects the effects of the merger for the purpose of redomestication, which occurred on February 4, 2004, (iii) reflects the conversion of the shares of Class B Common Stock and Class C Common Stock issued in the merger in accordance with their terms into an aggregate of 25,841,418 Shares of Common Stock for all of the outstanding Class B Common Stock and Class C Common Stock based on the public offering price for our common stock, which occurred simultaneously with the closing of our initial public offering and (iv) reflects grants of common stock to certain of our officers made on the closing date of our initial public offering and grants of common stock to certain of our directors made on February 4, 2004.
(3)	Includes 19,091 shares of restricted common stock granted to Mr. Clayton on the closing date of our initial public offering. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(4)	Includes 9,164 shares of restricted common stock granted to Mr. Pollock on the closing date of our initial public offering. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(5)	Includes 6,491 shares of restricted common stock granted to Mr. Cutler on the closing date of our initial public offering. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(6)	Includes 6,109 shares of restricted common stock granted to Ms. Silvester on the closing date of our initial public offering. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(7)	Includes 2,473 shares of restricted common stock granted to Mr. Camacho on the closing date of our initial public offering. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(8)	Reflects 1,591 shares of common stock issued to such director on February 4, 2004. These shares will not be subject to forfeiture restrictions, but cannot be transferred until the earlier of (i) five years from the date of grant and (ii) such time as such director is no longer a member of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We describe below some of the transactions we have entered into with Fortis.

General

      Prior to our initial public offering we were an indirect subsidiary of Fortis. Prior to and following our initial public offering, some of our directors also were and continue to be directors, officers and employees of Fortis and/or its subsidiaries. We entered into a shareholders’ agreement with Fortis Insurance N.V. that gives Fortis the right to nominate designees to our board of directors and the right to approve certain significant corporate actions as described under “—Shareholders’ Agreement.”

      In the ordinary course of business, we have entered into a number of agreements with Fortis and its subsidiaries relating to our historical business and our relationship with the Fortis group of companies, the material terms of which are described below. In addition, in connection with our initial public offering, we entered into agreements with Fortis relating to our separation from Fortis and the ongoing relationship of our Company and Fortis after our initial public offering, as described below. We entered into these agreements while we were still a subsidiary of Fortis, and the agreements became effective concurrently with the completion of our initial public offering.

Registration Rights Agreement

      Concurrently with the initial public offering of our common stock, we entered into a registration rights agreement with Fortis Insurance N.V. pursuant to which we granted to Fortis Insurance N.V. and its affiliates that become our stockholders (collectively, Fortis Insurance) rights to request registration under the Securities Act to effect a public offering with respect to all or part of the shares of our common stock owned by them from time to time during the term of the agreement so long as the shares to be offered pursuant to the request have an aggregate offering price of at least $500 million (based on the then current market price) and, when the aggregate registrable shares held by the stockholder is less than or, after giving effect to the requested offering will be, less than 20% of the outstanding shares of our common stock, $250 million. We will be required to fulfill such obligation except in limited circumstances. The maximum number of shares to be included in any such public offering will not exceed the maximum number that the managing underwriter of such public offering considers to be appropriate. These rights may be exercised on an unlimited number of occasions with respect to registration statements on Form S-2 or S-3 and on not more than two occasions with respect to registration statements on Form S-1; provided that we will not be obligated to effect more than one registration in any 90-day period.

      In addition, subject to limited exceptions, if we propose to register any shares of our common stock, other equity securities or securities convertible into or exchangeable for equity securities, whether or not for sale for our own account, we are required to provide notice to Fortis Insurance, and if requested by Fortis Insurance, we will include its shares in the registration statement. The maximum number of shares to be included in any such public offering will not exceed the maximum number that the managing underwriter of such public offering considers to be appropriate with priority given to securities sought to be included at our request.

      During the term of the agreement, Fortis Insurance has agreed not to sell, transfer or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock for 10 days prior to and 90 days after the effective date of a registration statement for an underwritten public offering of any of our equity securities (unless the underwriters of such offering permit a shorter period).

      We are generally obligated to pay all expenses of the registration and offering of shares in connection with any such registration, other than underwriting discounts and commissions. In addition, we have agreed to indemnify Fortis Insurance for damages relating to a material misstatement or omission in any registration statement or prospectus relating to shares of our common stock to be sold by Fortis Insurance. Fortis Insurance has agreed to indemnify us, our officers and our directors on the same basis with respect to material misstatements or omissions relating to information about Fortis Insurance up to the amount of net proceeds received.

      Generally, we may grant registration rights to other persons; however, any such registration rights cannot be exercised until after the second anniversary of our initial public offering.

Shareholders’ Agreement

      Concurrently with our initial public offering, we entered into a shareholders’ agreement with Fortis Insurance N.V. The shareholders’ agreement sets forth the following agreements as to corporate governance matters:

      Composition of Board of Directors. For so long as Fortis owns at least 10% of our outstanding common stock, our board of directors shall consist of no more than 12 directors (including at least seven independent directors at such time as is required by the listing standards of the New York Stock Exchange). Fortis will have the right to nominate designees to our board of directors and subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 10% of our outstanding common stock, two designees (out of a maximum of 12 directors); and (ii) so long as Fortis owns less than 10% but at least 5% of our outstanding common stock, one designee. Currently, Fortis has two designees on our board of directors, both of whom have been designated as Class III directors. Fortis has agreed to cause the appropriate number of Fortis designees to resign promptly at any time when the number of Fortis designees on our board of directors exceeds the number of designees to which Fortis is entitled, unless otherwise requested by us. See “Risk Factors — Risks Related to Our Relationship with and Separation from Fortis” for more detail on these provisions.

      Fortis Voting Requirement. As long as Fortis owns at least 10% of our outstanding common stock, certain significant corporate actions may only be taken with the approval of Fortis Insurance N.V., as stockholder. See “Risk Factors — Risks Related to Our Relationship with and Separation from Fortis” for more detail on these provisions.

Cooperation Agreement

      Concurrently with our initial public offering, we entered into a cooperation agreement with Fortis Insurance N.V., Fortis N.V. and Fortis SA/NV relating to our separation from Fortis and the ongoing relationship between our Company and Fortis. Pursuant to this agreement, Fortis has granted us non-exclusive, royalty-free rights to use the Fortis name and marks for various transition periods ranging from one to two years depending on the usage of such name or mark following our initial public offering.

      In addition, if Fortis is required to fully consolidate our financial statements with Fortis’ financial statements in accordance with International Accounting Standards/ International Financial Reporting Standards 27 (including if for any reason Fortis owns 50% of our outstanding common stock), we will be required to provide specified information to Fortis, including financial information, risk reporting, compliance reporting and drafts of earnings releases and other public filings. We will also be required to provide similar, but more limited, information to Fortis as long as Fortis owns shares representing 20% or more of the voting power of our outstanding common stock or during any period when Fortis is required to account for its investment in our Company under the equity method of accounting in accordance with International Accounting Standards/ International Financial Reporting Standards 28. In addition, we will be required to permit the Fortis internal audit group to inspect our books and records and to discuss affairs, finances and accounts with our officers and auditors as long as Fortis owns shares representing 10% or more of the voting power of our outstanding common stock.

      The cooperation agreement also contains provisions relating to, among other things:

•	cooperation between us and Fortis on various matters, including the timing of completion of audit reports and regulatory filings; and

•	existing vendor purchasing arrangements pursuant to which we purchase products and services also used by Fortis (which to the extent permitted by the underlying arrangement will continue for their term).

      We are entitled to indemnification from Fortis for losses arising out of any breach by Fortis of the cooperation agreement. We are required to indemnify Fortis for any losses arising out of any breach by us of the cooperation agreement or any material untrue statement or omission contained in any Fortis filing relating to information about us provided by us to Fortis for use in the filing and which is or would be required to be included in any filing by us.

SERP Guarantee

      Our SERP program provides that if the payments to a participant or beneficiary will be made over a period of more than one year and if at the time payments commence we are not subject to pending proceedings as a debtor under the U.S. Bankruptcy Code, then Fortis Insurance N.V. will guarantee the payment of SERP benefits to such participant or beneficiary. The SERP further provides that if Fortis Insurance N.V. ceases to be the beneficial owner of the Company, then such guarantee will be limited to the actuarially equivalent value of the participant’s SERP benefit immediately following such cessation of beneficial ownership.

The 1999 Trust Capital Securities and the Company’s Subordinated Debentures

      In April 1999, two of our subsidiary trusts, 1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II, issued 200,000 7.60% and 499,850 7.876% trust capital securities (collectively, the 1999 Trust Capital Securities), respectively, to Fortis Capital Funding LP and Fortis Insurance N.V., respectively, in each case with a liquidation amount of $1,000 per security. 1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II used the proceeds from the sale of the applicable 1999 Trust Capital Securities and trust common securities to purchase $200,001,000 and $499,851,000, respectively, of our 7.60% and 7.876% subordinated debentures due 2029 (collectively, the 1999 Subordinated Debentures), respectively. These debentures were the sole assets of the trusts. The 1999 Trust Capital Securities and the 1999 Subordinated Debentures were issued at the time of the issuance by (i) Fortis Floating Rate Capital Funding Trust of Euro 400 million floating rate noncumulative guaranteed trust capital securities, (ii) Fortis Fixed Rate Quarterly Capital Funding Trust of Euro 200 million fixed rate quarterly noncumulative guaranteed trust capital securities and (iii) Fortis Fixed Rate Annual Capital Funding Trust of Euro 50 million fixed rate annual noncumulative guaranteed trust capital securities (collectively, the Fortis Trusts and the Fortis Trust Securities), the common equity of each such Fortis Trust being owned indirectly by Fortis. The payments we made on the 1999 Subordinated Debentures and accordingly the payments made on the 1999 Trust Capital Securities were ultimately used by Fortis Insurance N.V. and Fortis Capital Funding LP to make payments on the Fortis Trust Securities. The payments we made on the 1999 Subordinated Debentures and therefore on the 1999 Trust Capital Securities exceeded the total payments due by the Fortis Trusts on the Fortis Trust Securities. In addition, in connection with the Fortis Trust Securities, we entered into a services agreement pursuant to which we were obligated to provide legal, accounting, tax and other general support services, including providing necessary administrative and record-keeping services for Fortis Capital Funding LP and the Fortis Trusts for an annual fee of $100,000. In connection with our initial public offering, this agreement will be transitioned to another party. In December 2003, we redeemed all of the 1999 Subordinated Debentures at a redemption price of 100% of the principal amount thereof plus (i) accrued interest to the date of redemption and (ii) premium of approximately $64 million, which in turn caused the redemption of all of the 1999 Trust Capital Securities. The issuer trusts under the 1999 Trust Capital Securities have been dissolved.

Guarantee of Capital Securities

      Fortis guaranteed certain payments in connection with our 8.40% and 7.94% junior subordinated debentures (the 1997 Subordinated Debentures) and the 1997 Capital Securities of Fortis Capital Trust and Fortis Capital Trust II, subsidiary trusts of ours (the 1997 Capital Securities). This guarantee included a guarantee of our payments of principal, premium, if any, and interest on the junior subordinated debentures. In December 2003, we issued a notice of redemption and, in January 2004, we redeemed all of the outstanding 1997 Subordinated Debentures in accordance with the terms of the 1997 Subordinated Debentures, which resulted in a mandatory redemption of all of the outstanding 1997 Capital Securities. The issuer trusts under the 1997 Capital Securities have been dissolved.

Tender Offer for Trust Capital Securities

      In order to simplify the capital structure of Assurant, Fortis Insurance N.V. made a cash tender offer for all of the outstanding $150 million liquidation amount of 7.48% Trust Capital Securities and the $400 million liquidation amount of 7.68% Trust Capital Securities (collectively, the Trust Capital Securities) representing undivided beneficial ownership interests in the assets of certain special purpose trusts (the Trusts) established for the purpose of issuing the Trust Capital Securities. The proceeds from the Trust Capital Securities were loaned to the Company through the issuance of certain trust capital securities. See “—2000 Trust Capital Securities and Subordinated Debentures.” The sole assets of the Trusts were Regulatory Capital Partnership Securities issued by certain partnerships (the Partnerships). The Partnerships were the holders of Class A Common Stock of Fortis, Inc. (now Common Stock of Assurant, Inc.) as well as all of the outstanding shares, of Class B and Class C Common Stock of Fortis, Inc. (which became Common Stock of Assurant, Inc.). Fortis Insurance N.V. received tenders of 100% of each class of Trust Capital Securities, including the requisite consents to permit the Partnerships and the Trusts, through a number of steps, to distribute the Common Stock and the Class B and Class C Common Stock to Fortis Insurance N.V. (and its affiliates). In connection with the merger and upon consummation of the tender offer, which settled on the closing date of our initial public offering, Fortis Insurance N.V. (and its affiliates) received Assurant Common Stock and the Class B Common Stock and Class C Common Stock from the Partnerships and had the shares of Class B and Class C Common Stock issued in the merger automatically converted in accordance with their terms into shares of Common Stock of Assurant.

2000 Trust Capital Securities and Subordinated Debentures

      In March 2000, two of our subsidiary trusts, Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2, issued 150,000 8.48% and 400,000 8.40% trust capital securities (collectively, the 2000 Trust Capital Securities), respectively, to Fortis Insurance N.V., in each case with a liquidation amount of $1,000 per security. Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2 used the proceeds from the sale of the applicable 2000 Trust Capital Securities and trust common securities to purchase $150,001,000 and $400,001,000, respectively, of our 8.48% and 8.40% subordinated debentures due 2030 (collectively, the 2000 Subordinated Debentures), respectively. These debentures were the sole assets of the trusts. In December 2003, we redeemed all of the 2000 Subordinated Debentures at a redemption price of 100% of the principal amount thereof plus (i) accrued interest to the date of redemption and (ii) premium of approximately $73 million, which in turn caused the redemption of all of the 2000 Trust Capital Securities. The issuer trusts under the 2000 Trust Capital Securities have been dissolved.

Commercial Paper Program and Other Indebtedness

      Historically, Fortis has maintained a $1 billion commercial paper facility that we have been able to access (via intercompany loans) for up to $750 million. We have used the commercial paper facility to cover any cash shortfalls, which may occur from time to time. During 2003 we accessed $75 million of this facility for three days in connection with the extinguishment of the mandatorily redeemable preferred securities of subsidiary trusts. We had no intercompany loans with Fortis associated with this commercial paper facility during the year ended December 31, 2002. In 2001, $217 million in commercial paper was issued and redeemed by Fortis on our behalf. We had no outstanding intercompany loans with Fortis related to this commercial paper facility at year end December 31, 2002 and 2001. In connection with our separation from Fortis, we no longer have access to this facility.

      In addition, we previously had indebtedness outstanding in the amount of $225 million to Fortis Finance N.V., which was repaid in April 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Reimbursement of Fortis Liaison Office

      During 2003, 2002, 2001 and 2000, we paid $644,000, $749,000, $516,000 and $0, respectively, to Fortis for costs representing salary, benefits and other expenses of Arie Fakkert, who was then an employee of one of Fortis’ subsidiaries, and his support staff. Mr. Fakkert, who served on our board from 1987 to 2004, retired from Fortis on October 3, 2003, and we discontinued these payments as of that date.

Indemnification

      Pursuant to the underwriting agreement we entered into in connection with our initial public offering, we and Fortis Insurance N.V. have agreed to indemnify each other against certain liabilities.

DESCRIPTION OF NOTES

      The restricted notes were, and the exchange notes will be, senior debt issued under an indenture dated February 18, 2004, between Assurant, Inc. and SunTrust Bank, as trustee. The 2014 exchange notes will be treated as a single class with the 2014 restricted notes and the 2034 exchange notes will be treated as a single class with the 2034 restricted notes under the indenture. The 2014 notes and the 2034 notes will each be a separate series of notes under the indenture. We may in the future issue additional series of notes under the indenture. The following is a summary of the material provisions of the indenture but does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. A copy of the indenture is available upon request from Assurant. The terms of each series of exchange notes are identical to the terms of the corresponding series of restricted notes, except that the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes. As used in this “Description of Notes” section, “we,” “us,” “our” and “Assurant” mean Assurant, Inc. and do not include its subsidiaries.

General

      The 2014 notes and 2034 notes were initially issued in aggregate principal amounts of $500 million and $475 million, respectively. The notes bear interest at the applicable annual rate stated on the cover page of this prospectus, which is 5.625% in the case of the 2014 notes and 6.750% in the case of the 2034 notes. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2004. Interest on the notes accrues from February 18, 2004 or from the most recent date to which interest has been paid or provided for. Interest on the notes are paid to holders of record on the August 1 or February 1 immediately before the applicable interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months. Interest and principal are payable in U.S. dollars at the agency of the trustee’s New York corporate trust office, the address of which is SunTrust Bank, c/o Law Debenture Corporate Services Inc., 767 Third Avenue, New York, New York 10017. The 2014 notes will mature on February 15, 2014 and the 2034 notes will mature on February 15, 2034. The notes may not be redeemed prior to maturity. There is no sinking fund payments for the notes.

      We may from time to time, without notice to or the consent of the holders of the notes, create and issue further 2014 notes and 2034 notes each ranking equally and ratably with the notes of that series in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes, so that such further notes shall be consolidated and form a single series with the notes of that series and shall have the same terms as to status, redemption or otherwise as the notes of that series. In addition, any exchange notes issued as described under the heading “The Exchange Offer,” will form a single series with the notes for which such exchange notes were exchanged.

      If by the date that is 225 days after the original date of the issuance of the notes, Assurant has not consummated a registered exchange offer for the notes or caused a shelf registration statement with respect to resales of the notes to be declared effective, the annual interest rate on the notes will increase as described under “The Exchange Offer” until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement. See “The Exchange Offer.”

Ranking

      The notes are our unsecured obligations and rank equally with all our other senior unsecured indebtedness. Because we are a holding company whose principal assets are the capital stock of our subsidiaries, holders of the notes will have a junior position to claims of creditors of our subsidiaries, including policyholders, trade creditors debt holders, taxing authorities, guarantee holders and preferred stockholders. On a pro forma basis as of December 31, 2003, after giving effect to the offering of the notes, we would have had $972 million of outstanding senior indebtedness, none of which would have been secured indebtedness, not including the debt of our subsidiaries. Also on a pro forma basis as of December 31, 2003, after giving effect to the offering of the notes, our subsidiaries would have had no debt (other than outstanding letters of credit of $117 million).

Covenants

      Limitation on Liens on Common Stock of Our Principal Subsidiaries. The indenture provides that so long as any of the notes remain outstanding, we will not, and we will not permit any of our Principal Subsidiaries to, directly or indirectly, create, issue, assume, incur, guarantee or permit to exist any Indebtedness that is secured by a mortgage, pledge, lien, security interest or other encumbrance on any of the Common Stock of a Principal Subsidiary owned by us or by any of our Principal Subsidiaries, unless our obligations under the notes and, if we so elect, any other of our Indebtedness ranking on a parity with, or prior to, the notes, shall be secured equally and ratably with, or prior to, such secured Indebtedness so long as it is outstanding and is so secured.

      “Common Stock” means, with respect to any Principal Subsidiary, stock of any class, however designated, except stock which is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and shall include securities of any class, however designated, which are convertible into such Common Stock.

      “Indebtedness” is defined as the principal of and interest due on indebtedness of a Person, whether outstanding on the original date of issuance of the restricted notes or thereafter created, incurred or assumed, which is (a) indebtedness for money borrowed and (b) any amendments, renewals, extensions, modifications and refundings of any such indebtedness. For the purposes of this definition, “indebtedness for money borrowed” means (1) any obligation of, or any obligation guaranteed by, such Person for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (2) any obligation of, or any such obligation guaranteed by, such Person evidenced by bonds, debentures, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (provided, however, that (x) the deferred purchase price of any business or property or assets shall not be considered Indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created and (y) trade accounts payable and accrued liabilities arising in the ordinary course of business shall not be considered Indebtedness) and (3) any obligations of such Person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which such Person is a party.

      “Principal Subsidiary” means a consolidated subsidiary of Assurant that, as of the time of the determination of whether such consolidated subsidiary is a “Principal Subsidiary,” accounted, in each case, for 10% or more of the total assets of Assurant and its consolidated subsidiaries, as set forth in the most recent balance sheet filed by Assurant with the Securities and Exchange Commission. As of the date of this prospectus, Interfinancial Inc., American Bankers Insurance Group, Fortis Benefits Insurance Company and United Family Life Insurance Company are our only subsidiaries that meet the definition of “Principal Subsidiary.”

      Limitation on Disposition of Stock. The indenture provides that so long as any of the notes remain outstanding, we will not, and will not permit any of our Principal Subsidiaries to, issue, sell, transfer or otherwise dispose of any shares of capital stock of any of our Principal Subsidiaries, or any securities convertible into or exercisable or exchangeable for shares of capital stock of any of our Principal Subsidiaries, or warrants, rights or options to subscribe for or purchase shares of capital stock of any of our Principal Subsidiaries, except for (i) any issuance, sale, assignment, transfer or other disposition of directors qualifying shares; (ii) any issuance, sale, assignment, transfer or other disposition to us or another Principal Subsidiary; (iii) any issuance, sale, assignment, transfer or other disposition of all or any part of the capital stock of any Principal Subsidiary for consideration which is at least equal to the fair value of such capital stock as determined by our board of directors (acting in good faith); or (iv) any issuance, sale, assignment, transfer or other disposition made in compliance with an order of a court or regulatory authority of competent jurisdiction.

      Notwithstanding the foregoing, we may merge or consolidate any of our other subsidiaries (including our insurance subsidiaries) into or with another corporation or person and we may sell, transfer or otherwise dispose of our business in accordance with the provisions of “—Consolidation, Merger and Sale of Assets” below. In addition, the foregoing covenant will not prohibit any issuance or disposition of securities by any of our other subsidiaries.

      Consolidation, Merger and Sale of Assets. We may not consolidate with or merge with or into any other person (other than in a merger or consolidation in which we are the surviving person) or sell our property and assets as, or substantially as, an entirety to any person unless:

•	the person formed by the consolidation or with or into which we are merged or the person that purchases our properties and assets as, or substantially as, an entirety is a corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes by supplemental indenture the due and punctual payment of the principal of and interest on the notes and the performance of every other covenant of the indenture on our part;

•	immediately after giving effect to the transaction no event of default shall have occurred and be continuing; and

•	a specified officers’ certificate and opinion of counsel are delivered to the trustee.

      Upon compliance with the foregoing provisions, the successor or purchaser will succeed to, and be substituted for Assurant under the indenture with the same effect as if such successor or purchaser had been the original obligor under the notes, and thereafter Assurant will be relieved of all obligations and covenants under the indenture and the notes.

      Other than the restrictions described above, there will be no covenants or provisions in the indenture that would afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders.

Events of Default

      The following are events of default under the indenture with respect to each series of notes:

•	we fail to pay interest on the applicable series of notes when due and payable and continuing for 30 days and the time for payment has not been properly extended or deferred;

•	we fail to pay the principal of the notes of the applicable series when due;

•	we fail to observe or perform any other covenant contained in the notes of the applicable series or the indenture and such failure continues for 60 days after we receive notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series;

•	a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of us or any of our subsidiaries (other than Indebtedness owed to us or one of our subsidiaries) where such Indebtedness now exists, or is created after the date of the indenture, if such default (i) is caused by a failure to pay principal of or interest on such Indebtedness after final maturity prior to the expiration of the grace period provided by such Indebtedness on the date of such default; or (ii) results in the acceleration of such Indebtedness prior to its express maturity; and, in the case of clause (i) and (ii), the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates to $50 million or more and such acceleration is not rescinded or annulled within 30 days of notice from the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series; and

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee, by us or any of our Principal Subsidiaries, whether voluntary or not.

      If an event of default relating to certain events of bankruptcy, insolvency or reorganization of, or the court appointment of a receiver, liquidator or trustee with respect to, Assurant or any of its Principal Subsidiaries occurs, the principal of and interest on the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holders. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series will have the right to declare the principal of and interest on that series of notes, including additional interest, if any, and any other amount payable under the indenture to be immediately due and payable.

      The holders of a majority in principal amount of the outstanding notes of either series may waive any default or event of default with respect to the notes of that series and its consequences, except defaults or events of default regarding payment of principal or interest. A waiver will eliminate the default.

      If an event of default with respect to a series of notes occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture, unless the holders of the notes of the affected series have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of the affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

•	it is not in conflict with any law or the indenture;

•	the trustee may take any other action deemed proper by it that is not inconsistent with directions from the holders of the notes of the affected series; and

•	unless otherwise provided under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders of the notes of the affected series not involved in the proceeding.

      A holder of notes will only have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series have made written request;

•	such holders have offered reasonable indemnity to the trustee to institute proceedings as trustee; and

•	the trustee does not institute a proceeding, and does not receive conflicting directions within 60 days.

      These limitations do not apply to a suit brought by a holder of notes to enforce payment of its notes if Assurant defaults in the payment of the principal of or interest on the notes.

      Assurant will periodically file statements with the trustee regarding its compliance with the covenants in the indenture.

Modification of Indenture; Waiver

      Assurant and the trustee may change the indenture without the consent of any holders to, among other things:

•	fix any ambiguity, defect or inconsistency in the indenture; and

•	change anything that does not materially adversely affect the interests of any holder of notes.

      In addition, the rights of holders of notes may be changed by Assurant and the trustee with the written consent of the holders of a majority of the principal amount of the then outstanding notes of each affected series (including consents obtained in connection with a tender or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes of each affected series (including consents obtained in connection with a tender or exchange offer for notes). However, the following changes may only be made with the consent of each affected holder:

•	changing the fixed maturity;

•	reducing the principal amount;

•	reducing the rate of or changing the time of payment of interest;

•	reducing the percentage of notes referred to above, the holders of which are required to consent to any amendment, supplement or waiver;

•	waiving a default or event of default in the payment of principal of or interest or additional interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of a series of notes and a waiver of the payment default that resulted from such acceleration);

•	making any note payable in money other than that stated in the indenture and the notes;

•	making any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest or additional interest, if any, on the notes; or

•	making any change to the abilities of holders of notes to enforce their rights under the indenture or the provisions of the clauses above.

Discharge And Defeasance

      We may discharge most of our obligations to holders of any series of notes issued under the indenture if such notes have not been already delivered to the trustee for cancellation and either have become due and payable or are by their terms due and payable within one year. We would discharge our obligations by depositing with the trustee an amount certified to be sufficient to pay when due the principal of and interest on all outstanding notes of the applicable series and to make any mandatory scheduled interest payments thereon when due.

      At our option:

•	we will be released from any and all obligations in respect of a series of notes, which is known as “defeasance and discharge;” or

•	we may omit to comply with the covenants described under “—Covenants—Limitation on Liens on Common Stock of Our Principal Subsidiaries” and “—Covenants—Consolidation, Merger and Sale of Assets” with respect to a series of notes, and any such omission will not constitute an event of default with respect to that series of notes, which is known as “covenant defeasance.”

      To exercise either our defeasance and discharge or covenant defeasance options with respect to a series of notes, we must:

•	deposit with the trustee, in trust, money or U.S. government obligations in an amount sufficient, in the opinion of a nationally recognized accounting firm, to pay all the principal of and any interest on the applicable series of notes when such payments are due; and

•	deliver an opinion of counsel to the effect that the holders of the applicable series of notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and discharge or covenant defeasance and will be required to pay United States federal income tax in the same manner as if such defeasance had not occurred. In the case of a defeasance and discharge, such opinion must be based upon a ruling or administrative pronouncement of the IRS or change in U.S. federal income tax law.

      When there is a defeasance and discharge, the indenture will no longer govern the notes of the applicable series, we will no longer be liable for payment and the holders of such series of notes will be entitled only to the deposited funds. When there is a covenant defeasance, we, however, will continue to be obligated for payments when due if the deposited funds are not sufficient to pay the holders.

      The obligations under the indenture to register or exchange the notes, to replace mutilated, defaced, destroyed, lost or stolen notes and to maintain paying agents and hold monies for payment in trust will continue even if we exercise our defeasance and discharge option. The obligations under the indenture, other than obligations under the covenants defeased, will continue even if we exercise our covenant defeasance option.

Global Notes; Book-Entry System

Global Notes

      The exchange notes will be issued in fully registered form without interest coupons, and will be represented by one or more permanent global exchange notes in definitive, fully registered form without interest coupons, and will be deposited with the trustee as custodian for, and registered in the name of, the depositary’s nominee.

      All interests in the global notes will be subject to the rules and procedures of DTC and its participants or indirect participants (including, if applicable, Euroclear and Clearstream, Luxembourg).

Certain Book-Entry Procedures for the Global Notes

      The descriptions of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers nor the trustee take any responsibility for these operations or procedures, and investors are urged to contact the systems or their participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

      We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the initial purchasers with an interest in the global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

      Investors who are participants in DTC’s system may hold their interests therein directly through DTC. Investors who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) which are participants in such system. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems. The laws of some jurisdictions may require that some purchasers of notes take physical delivery of those notes in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or any of its participants or indirect participants, or for maintaining, supervising or reviewing any records of DTC or any of its participants or indirect participants relating to the notes, or any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

      Payments with respect to the principal of and interest and additional interest, if any, on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC, the trustee or Assurant.

      Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      We obtained the information in this section and elsewhere in this prospectus concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

      As described above, beneficial interests in the global notes generally may not be exchanged for certificated notes. However, the indenture provides that if:

•	the depositary for the global notes (a) notifies us that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 90 days after we receive that notice of unwillingness or ineligibility; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in definitive form; or

•	there has occurred and is continuing a default or event of default with respect to the notes,

we will execute and the trustee will authenticate and deliver certificated notes in exchange for interests in the global notes of that series. In addition, beneficial interests in the global notes may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. We anticipate that those certificated notes will be registered in such name or names as DTC instructs the trustee and that those instructions will be based upon directions received by DTC from its participants with respect to the ownership of beneficial interests in the global notes. Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the owners of beneficial interests in the global notes and each of them may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Same-Day Payment

      So long as DTC continues to make its settlement system available to us, all payments of principal of, and interest, on the global notes will be made by us in immediately available funds.

Information Concerning the Trustee

      The trustee, except when there is an event of default, will perform only those duties as are specifically stated in the indenture. After the occurrence and during the continuation of an event of default, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Except as provided in the preceding sentence, the trustee is not required to exercise any of the powers given it by the indenture at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

      The trustee makes no representation or warranty as to the validity or the sufficiency of the information contained in this prospectus, except for such information which specifically relates to the trustee itself, or any information incorporated herein.

Applicable Law

      The restricted notes and the indenture are, and the exchange notes will be, governed by and construed in accordance with the laws of the State of New York.

Payment and Paying Agents

      We will pay interest on any notes to the person in whose name the notes are registered on the regular record date for interest.

      We will pay principal of, and any premium and interest on, the notes at the office of the paying agents designated by us, except that we may pay interest by check mailed to the holder. The corporate trust office of the agency of the trustee in the City of New York will be our sole paying agent for payments. We will be required to maintain a paying agent in each place of payment for the notes.

      All moneys we pay to a paying agent or the trustee for the payment of principal of, or any premium or interest on, a note which remains unclaimed at the end of two years will be repaid to us, and the holder of the note may then look only to us for payment.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

      We initially sold $975,000,000 aggregate principal amount of restricted notes on February 18, 2004 to the initial purchasers pursuant to a purchase agreement dated February 10, 2004 among the initial purchasers and us. The initial purchasers subsequently resold the restricted notes only:

•	in the United States to “qualified institutional buyers,” as defined in and in compliance with Rule 144A under the Securities Act of 1933; and

•	outside the United States in compliance with Regulation S under the Securities Act of 1933.

      In connection with the offering of the restricted notes, we and the initial purchasers entered into a registration rights agreement dated February 18, 2004, in which we agreed, among other things:

(1) to use our reasonable best efforts to file a registration statement relating to a registered exchange offer for the restricted notes with the SEC on or prior to the 120th day after the restricted notes were first issued;

(2) to use our reasonable best efforts to cause the SEC to declare the registration statement effective under the Securities Act of 1933 no later than the 180th day after the restricted notes were first issued; and

(3) to use our reasonable best efforts to complete the exchange offer no later than the 225th day after the restricted notes were first issued.

      In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, the exchange offer is not for any other reason consummated on or prior to October 3, 2004, or under other specified circumstances, we also agreed:

•	to use reasonable best efforts to file and cause to be declared effective a shelf registration statement relating to the offer and sale of restricted notes by the holders of restricted notes; and

•	to use reasonable best efforts to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) or until all restricted notes covered by the shelf registration statement have been sold or cease to be outstanding.

      The registration rights agreement provides, in the event the exchange offer is not consummated and a shelf registration statement is not declared effective on or prior to October 3, 2004, that the annual interest rate borne by the restricted notes will be increased by 0.25% over the rate shown on the cover page of this prospectus during the first 75-day period that such an event occurs. If such an event occurs and is continuing for a period of more than 75 days, then the amount of additional interest we are required to pay on the notes will increase, effective from and after the 76th day by an additional 0.25% per annum. However, in no event will the rate of additional interest exceed 0.50% per annum. Once the exchange offer is consummated or a shelf registration statement is declared effective, the annual interest rate borne by the restricted notes shall be changed to again be the rate shown on the cover page of this prospectus.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of restricted notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

      Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to us, we believe that you may offer for resale, resell or otherwise transfer the exchange notes issued to you, unless you are an “affiliate” of us within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the exchange notes in the ordinary course of business and you are not engaged, do not intend to engage, and have no arrangement or understanding with any person to engage, in the distribution of the exchange notes. If you participate in the exchange offer for the purpose of distributing securities in a manner not permitted by the SEC’s interpretation, the position of the staff of the SEC enunciated in the interpretive letters is inapplicable to you and you are required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Restricted Securities

      This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange restricted notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us restricted notes as provided below, our acceptance of the restricted notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of restricted notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of the corresponding series of exchange notes.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the restricted notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of restricted notes at their addresses listed in the trustee’s security registers with respect to the restricted notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on June , 2004; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open with respect to either series of notes. The term “expiration date” means, with respect to either series of notes June , 2004 or, if extended by us, the latest time and date to which the exchange offer is extended with respect to such series of notes.

•	As of the date of this prospectus, $500,000,000 in aggregate principal amount of the 2014 restricted notes and $475,000,000 in aggregate principal amount of the 2034 restricted notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of restricted notes being tendered.

•	Our obligation to accept restricted notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “— Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any restricted notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all restricted notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any restricted notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any restricted notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “— Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the applicable restricted notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of restricted notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	We are not soliciting any proxies in connection with the exchange offer.

•	Restricted notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “— Resale of the Exchange Notes.”

•	The form and terms of the exchange notes will be the same in all material respects as the form and terms of the restricted notes, except that the restricted notes will be registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer.

•	The exchange notes will not represent additional indebtedness of us and will be entitled to the benefits of the indenture, which is the same indenture under which the restricted notes were issued.

•	Restricted notes that are accepted for exchange will be cancelled and retired.

•	Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the restricted notes or, if no interest has been paid on the restricted notes, August 15, 2004. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the restricted notes, August 15, 2004. Restricted notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your restricted notes are accepted for exchange, you will not receive any payment in respect of interest on the restricted notes for which the record date occurs on or after completion of the exchange offer.

Important Rules Concerning the Exchange Offer

      You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of restricted notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular restricted notes not properly tendered or to not accept any particular restricted notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular restricted notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender restricted notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of restricted notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular restricted notes either before or after the expiration date shall be final and binding on all parties.

•	Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of restricted notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Restricted Notes

What to Submit and How

      If you, as the registered holder of a restricted note, wish to tender restricted notes for exchange in the exchange offer, you must either transmit a properly completed and duly executed letter of transmittal to SunTrust Bank at the address set forth below under “Exchange Agent” or transmit an agent’s message, as defined below, on or prior to the expiration date.

      In addition,

(1) certificates for the tendered restricted notes must be received by the exchange agent along with the letter of transmittal,

      OR

(2) a timely confirmation of a book-entry transfer of restricted notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below and an agent’s message, must be received by the exchange agent prior to the expiration date,

      OR

(3) you must comply with the guaranteed delivery procedures described below.

      THE METHOD OF DELIVERY OF RESTRICTED NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR RESTRICTED NOTES SHOULD BE SENT TO TRAVELERS.

How to Sign Your Letter of Transmittal and Other Documents

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the restricted notes being surrendered for exchange are tendered:

(1) by a registered holder of the restricted notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2) for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by one of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

•	a commercial bank or trust company having an office or correspondent in the United States.

      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of the restricted notes, the restricted notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the restricted notes and with the signature guaranteed. If the letter of transmittal or any restricted notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

      Unless waived, you must cure any defects or irregularities in connection with tenders of our restricted notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of restricted notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of restricted notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any restricted notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

      Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all restricted notes properly tendered and will issue the exchange notes promptly after acceptance of the restricted notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer. In all cases, we will issue exchange notes in exchange for restricted notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for restricted notes or a timely book-entry confirmation of transfer of restricted notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, as the case may be.

      If we do not accept any tendered restricted notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing restricted notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged restricted notes without expense to the tendering holder or, in the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged restricted notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

      In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indenture):

•	to purchase or make offers for any restricted notes that remain outstanding after the expiration date; and

•	to the extent permitted by applicable law, to purchase restricted notes in the open market, in privately negotiated transactions or otherwise.

      The terms of any purchase or offers could differ from the terms of the exchange offer.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the restricted notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of restricted notes by causing DTC to transfer restricted notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the restricted notes so tendered will only be made after timely confirmation of book-entry transfer of restricted notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering restricted notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

      If your restricted notes are held through DTC, you must complete a form called “instructions from beneficial owner,” which will instruct the DTC participant through which you hold your securities of your intention to tender your restricted notes or not tender your restricted notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

      If you are a registered holder of restricted notes and you want to tender your restricted notes but your restricted notes are not immediately available, or time will not permit your restricted notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of restricted notes,

•	the amount of restricted notes tendered,

•	that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You can withdraw your tender of restricted notes at any time on or prior to the expiration date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address listed below under “—Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the restricted notes to be withdrawn,

•	the restricted notes to be withdrawn,

•	the principal amount of the restricted notes to be withdrawn,

•	if certificates for restricted notes have been delivered to the exchange agent, the name in which the restricted notes are registered, if different from that of the withdrawing holder,

•	if certificates for restricted notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and

•	if restricted notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn restricted notes and otherwise comply with the procedures of that facility.

      Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any restricted notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. If you have properly withdrawn restricted notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Restricted Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any restricted notes and may terminate or amend the exchange offer, if at any time before the acceptance of restricted notes for exchange or the exchange of the exchange notes for restricted notes:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

•	there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

      In addition, we will not be obligated to accept for exchange the restricted notes of any holder that has not made to us:

•	the representations described under “—Resale of the Exchange Notes” and “Plan of Distribution” or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act of 1933.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the conditions. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

      In addition, we will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for any restricted notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

      SunTrust Bank has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance regarding exchange procedure should be directed to the exchange agent, addressed as follows:

Deliver to:	SunTrust Bank 25 Park Place, N.E., 24th Floor Atlanta, GA 30303

Attn:	B.A. Donaldson Corporate Trust Department

      DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

      Requests for additional copies of this prospectus or of the letter of transmittal and notices of guaranteed delivery should be directed to SunTrust Bank at (404) 588-7266. All other questions should be directed to Secretary, Assurant, Inc., One Chase Manhattan Plaza, 41st Floor, New York, New York 10005 (telephone number: (212) 859-7000).

Fees and Expenses

      The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer including its reasonable attorney’s fees and expenses.

      The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $400,000.

Transfer Taxes

      Holders who tender their restricted notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that restricted notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of The Exchange Notes

      Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act of 1933. The relevant no-action letters include the Exxon Capital

Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

      However, any purchaser of restricted notes who is our “affiliate” or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

(1) will not be able to rely on the interpretations of the staff of the SEC,

(2) will not be able to tender its restricted notes in the exchange offer, and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

      By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the restricted notes will represent that:

(1) it is not our “affiliate”;

(2) any exchange notes to be received by it were acquired in the ordinary course of its business;

(3) it has no arrangement or understanding with any person to participate in the “distribution,” within the meaning of the Securities Act of 1933, of the exchange notes; and

(4) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

      In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act of 1933. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the restricted notes, with the prospectus contained in the exchange offer registration statement. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for restricted notes.

Consequences of Failure to Exchange

      As a result of making of this exchange offer, we will have fulfilled some of our obligations under the registration rights agreement. You generally will not have any further registration rights under the registration rights agreement or otherwise if you do not tender your restricted notes. Accordingly, if you do not exchange your restricted notes for exchange notes, you will continue to hold your untendered restricted notes and will be entitled to all the rights and limitations applicable thereto under the indenture, except to the extent of those rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer (including the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to October 3, 2004, as described under “The Exchange Offer—Purpose and Effects of the Exchange Offer”).

      The restricted notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, you may only resell the restricted notes:

•	to us or any of our subsidiaries;

•	to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act of 1933 in compliance with Rule 144A;

•	persons outside the United States pursuant to Regulation S;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act of 1933 (if available); or

•	pursuant to a registration statement which has been declared effective under the Securities Act of 1933 (and which continues to be effective at the time of such resale).

      To the extent that any restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered restricted notes could be adversely affected. See “—Termination of Certain Rights.”

Termination of Certain Rights

      You will not be entitled to certain rights under the registration rights agreement following the completion of the exchange offer. The right that will terminate is the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to October 4, 2004, as described under “The Exchange Offer—Purpose and Effects of the Exchange Offer Rights.”

Other

      Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

      No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in the prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs or those of our subsidiaries since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of restricted notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of restricted notes in that jurisdiction.

      We may in the future seek to acquire restricted notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any restricted notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any restricted notes.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the restricted notes, as reflected in our accounting records on the date of the exchange. See “Capitalization.” Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

DESCRIPTION OF OTHER INDEBTEDNESS

      The Company has entered into a $500 million senior revolving credit facility with a syndicate of banks arranged by Banc One Capital Markets, Inc. and Citigroup Global Markets, Inc. The revolving credit facility is unsecured and is available so long as the Company is not in default until February 2007. Interest under the revolving credit facility is based on, at our option, (i) LIBOR plus a spread ranging from 0.500% to 2.250% per annum or (ii) the higher of the prime rate or 0.5% over the federal funds rate, plus a spread ranging from 0% to 1.500% per annum, with the spread in each case determined on the basis of the senior unsecured debt rating of the Company.

      The revolving credit facility contains restrictive covenants that, among other things and with exceptions, limit our ability to effect changes in our business or our corporate existence, incur additional indebtedness, create liens on our assets, dispose of material assets, restrict our subsidiaries’ distributions, make investments, enter into mergers and consolidations and enter into certain transactions with our stockholders and affiliates.

      The terms of the revolving credit facility also require that we maintain certain specified minimum ratios which include:

•	an amount of statutory capital equal to or greater than $1.5 billion;

•	a ratio of consolidated cash flow to consolidated interest of no less than 4.00 to 1.00 for the fiscal quarter ended March 31, 2004 and 5.00 to 1.00 thereafter;

•	a ratio of consolidated debt to consolidated capitalization not in excess of 0.35 to 1.0; and

•	an amount of consolidated adjusted net worth equal to or greater than the sum of (i) $1.8 billion plus (ii) 50% of our consolidated net income for each fiscal quarter beginning with the fiscal quarter ending December 31, 2003 plus (iii) 100% of the net proceeds received after December 31, 2003 from any capital contribution or any issuance of our capital stock.

      The revolving credit facility also provides for general events of default including:

•	failure to pay principal of or interest on any loans under the revolving credit facility;

•	failure to perform or comply with any covenant;

•	breach of any representations or warranties made;

•	default in the performance or compliance with any term that is not remedied or waived within a specified period of time;

•	loss of any insurance license or certain regulatory actions if such action would reasonably be expected to have a material adverse effect;

•	acceleration of or failure to make payments in respect of debt exceeding a specified amount subject to any applicable grace period, or any breach or default with respect to any other material term of such debt;

•	judgment defaults in excess of a specified amount;

•	certain events of bankruptcy or dissolution; and

•	failure to comply with certain ERISA matters.

      In addition, events of default include the acquisition of more than 30% of our voting power and/or equity securities by any person or group (other than the existing control group). If any event of default occurs, the principal or interest on the borrowed amounts may become or may be declared to be immediately due and payable and our ability to borrow will be suspended or terminated and the Company will be prohibited from paying dividends.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Exchange of Notes

      The exchange of restricted notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the restricted note exchanged therefor and the basis of the exchange note will be the same as the basis of the restricted note immediately before the exchange.

      In any event, persons considering the exchange of restricted notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the acquisition of the restricted notes and the exchange notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

      In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of restricted notes (or the exchange notes) by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the restricted notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

      Because of the foregoing, the restricted notes (and the exchange notes) should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation of any applicable Similar Laws.

Representation

      Accordingly, by acceptance of a restricted note (and an exchange note), each purchaser and subsequent transferee of a restricted note (and an exchange note) will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the restricted notes (or the exchange notes) constitutes assets of any Plan or (ii) the purchase and holding of the restricted notes (or the exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

      Based on interpretations by SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley letters and similar letters, we believe that the exchange notes to be issued pursuant to the exchange offer in exchange for restricted notes may be offered for resale, resold, and otherwise transferred by any holder thereof (other than any holder which is an “affiliate” of Assurant within the meaning of Rule 405 under Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that the exchange notes are acquired in the ordinary course of the holder’s business and the holder has no arrangement with any person to participate in the distribution of the exchange notes. Accordingly, any holder using the exchange offer to participate in a distribution of the exchange notes will not be able to rely on these no-action letters. Notwithstanding the foregoing, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for restricted notes where those restricted notes were acquired as a result of market-making activities or other trading activities. For a period of up to 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer, other than commissions or concession of any brokers or dealers, and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

      We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes.

      Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of the exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      By acceptance of this exchange offer, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omissions and have furnished copies of the amended or supplemented prospectus to such broker-dealer. If we give any notice to suspend the use of the prospectus, we will extend the period referred to above by the number of days during the period from and including the date of the giving of the notice to and including the date when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of the exchange notes.

LEGAL MATTERS

      Certain legal matters in connection with the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The consolidated financial statements and financial statements schedules of Assurant Inc., as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The following consolidated financial statement schedules of Assurant, Inc. are attached hereto:

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Assurant, Inc.:

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Assurant, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

March 11, 2004

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT

December 31, 2003 and 2002

	December 31,

	2003	2002

	(In thousands except number of
	shares and per share amounts)
ASSETS
Investments:
Fixed maturities available for sale, at fair value (amortized cost — $8,229,861 in 2003 and $7,630,576 in 2002)	$8,728,838	$8,035,530
Equity securities available for sale, at fair value (cost — $436,823 in 2003 and $264,635 in 2002)	456,440	271,700
Commercial mortgage loans on real estate at amortized cost	932,791	841,940
Policy loans	68,185	69,377
Short-term investments	275,878	684,350
Other investments	461,473	181,181

Total investments	10,923,605	10,084,078
Cash and cash equivalents	958,197	610,694
Premiums and accounts receivable	480,254	401,094
Reinsurance recoverables	4,445,265	4,649,909
Accrued investment income	135,267	126,761
Tax receivable	26,499	—
Deferred acquisition costs	1,393,681	1,313,594
Property and equipment, at cost less accumulated depreciation	283,762	250,785
Deferred income taxes, net	60,321	168,200
Goodwill	828,523	834,138
Value of business acquired	191,929	215,245
Other assets	195,958	212,941
Assets held in separate accounts	3,805,058	3,411,616

Total assets	$23,728,319	$22,279,055

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT

December 31, 2003 and 2002

	December 31,

	2003	2002

	(In thousands except number of
	shares and per share amounts)
LIABILITIES
Future policy benefits and expenses	$6,235,140	$5,806,847
Unearned premiums	3,133,847	3,207,636
Claims and benefits payable	3,512,809	3,374,140
Commissions payable	371,074	348,188
Reinsurance balances payable	110,063	167,688
Funds held under reinsurance	200,384	183,838
Deferred gain on disposal of businesses	392,876	462,470
Accounts payable and other liabilities	1,364,581	1,265,648
Income tax payable	—	25,191
Debt	1,750,000	—
Mandatorily redeemable preferred securities of subsidiary trusts	196,224	—
Mandatorily redeemable preferred stock	24,160	—
Liabilities related to separate accounts	3,805,058	3,411,616

Total liabilities	21,096,216	18,253,262

Commitments and contingencies (note 26)	—	—
Mandatorily redeemable preferred securities of subsidiary trusts	—	1,446,074
Mandatorily redeemable preferred stock	—	24,660

Stockholders’ equity
Common stock, par value $.01 per share, 800,000,000 shares authorized, 109,222,276 shares issued and outstanding	1,092	1,092
Additional paid-in capital	2,063,763	2,063,763
Retained earnings	248,721	245,219
Accumulated other comprehensive income	318,527	244,985

Total stockholders’ equity	2,632,103	2,555,059

Total liabilities and stockholders’ equity	$23,728,319	$22,279,055

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

	Years Ended December 31,

	2003	2002	2001

	(In thousands except number of
	shares and per share amounts)
Revenues
Net earned premiums and other considerations	$6,156,772	$5,681,596	$5,242,185
Net investment income	607,313	631,828	711,782
Net realized gain (loss) on investments	1,868	(118,372)	(119,016)
Amortization of deferred gain on disposal of businesses	68,277	79,801	68,296
Gain on disposal of businesses	—	10,672	61,688
Fees and other income	231,983	246,675	221,939

Total revenues	7,066,213	6,532,200	6,186,874
Benefits, losses and expenses
Policyholder benefits	3,657,763	3,435,175	3,240,091
Amortization of deferred acquisition costs and value of business acquired	909,149	876,185	875,703
Underwriting, general and administrative expenses	1,919,989	1,732,047	1,619,765
Amortization of goodwill	—	—	113,300
Interest expense	1,175	—	14,001
Distributions on preferred securities of subsidiary trusts	112,958	118,396	118,370
Interest premiums on redemption of preferred securities of subsidiary trusts	205,822	—	—

Total benefits, losses and expenses	6,806,856	6,161,803	5,981,230
Income before income taxes and cumulative effect of change in accounting principle	259,357	370,397	205,644
Income taxes	73,705	110,657	107,591

Net income before cumulative effect of change in accounting principle	185,652	259,740	98,053
Cumulative effect of change in accounting principle (note 19)	—	(1,260,939)	—

Net income (loss)	$185,652	$(1,001,199)	$98,053

Earnings per share:
Weighted average of basic and diluted shares of common stock outstanding (notes 1 and 12)	109,222,276	109,222,276	109,222,276
Net income (loss) per share:
Basic and Diluted
Net income before cumulative effect of change in accounting principle	$1.70	$2.38	$0.90
Cumulative effect of change in accounting principle (note 19)	—	(11.55)	—

Net income (loss)	$1.70	$(9.17)	$0.90

Proforma earnings per share: (note 12)
Proforma common stock outstanding	142,268,106

Proforma net income per share:
Basic and Diluted
Net income	$1.30

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

				Accumulated
				Other		Outstanding
		Additional		Comprehensive		Shares of
	Common	Paid-in	Retained	Income		Common
	Stock	Capital	Earnings	(Loss)	Total	Stock

	(In thousands except number of shares and per share amounts)
Balance, January 1, 2001	$1,092	$2,063,763	$1,301,644	$1,214	$3,367,713	109,222,276
Dividends on common stock	—	—	(109,298)	—	(109,298)	—
Other	—	—	(1,053)	—	(1,053)	—
Comprehensive income (loss):
Net income	—	—	98,053	—	98,053	—
Net change in unrealized gains on securities	—	—	—	102,623	102,623	—
Foreign currency translation	—	—	—	(5,633)	(5,633)	—

Total comprehensive income					195,043

Balance, December 31, 2001	1,092	2,063,763	1,289,346	98,204	3,452,405	109,222,276
Dividends on common stock	—	—	(41,876)	—	(41,876)	—
Other	—	—	(1,052)	—	(1,052)	—
Comprehensive income (loss):
Net loss	—	—	(1,001,199)	—	(1,001,199)	—
Net change in unrealized gains on securities	—	—	—	173,699	173,699	—
Foreign currency translation	—	—	—	8,332	8,332	—
Pension under-funding, net of income tax benefit of $18,980	—	—	—	(35,250)	(35,250)	—

Total comprehensive (loss)					(854,418)

Balance, December 31, 2002	1,092	2,063,763	245,219	244,985	2,555,059	109,222,276
Dividends on common stock	—	—	(181,187)	—	(181,187)	—
Other	—	—	(963)	—	(963)	—
Comprehensive income (loss):
Net income	—	—	185,652	—	185,652	—
Net change in unrealized gains on securities	—	—	—	57,325	57,325	—
Foreign currency translation	—	—	—	16,217	16,217	—

Total comprehensive income					259,194

Balance, December 31, 2003	$1,092	$2,063,763	$248,721	$318,527	$2,632,103	109,222,276

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	Years Ended December 31,

	2003	2002	2001

	(In thousands except number of
	shares and per share amounts)
Operating activities
Net income (loss)	$185,652	$(1,001,199)	$98,053
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	1,260,939	—
Change in reinsurance recoverable	204,650	101,745	335,306
Change in premiums and accounts receivables	(79,404)	(23,406)	(82,085)
Depreciation and amortization	48,117	46,867	43,599
Change in deferred acquisition costs and value of businesses acquired	(51,789)	(126,424)	(195,648)
Change in accrued investment income	(8,162)	(20,600)	49,223
Amortization of goodwill	—	—	113,300
Change in insurance policy reserves and expenses	435,950	325,894	130,621
Change in accounts payable and other liabilities	81,767	(138,108)	83,247
Change in commissions payable	22,886	(17,986)	28,729
Change in reinsurance balances payable	(57,580)	33,994	129,254
Change in funds held under reinsurance	16,546	(31,976)	(63,315)
Amortization of deferred gain on disposal of businesses	(69,594)	(79,801)	(68,296)
Change in income taxes	3,133	(108,050)	(11,259)
Net realized (gains) losses on investments	(1,868)	118,372	119,016
Gain on disposal of businesses	—	(10,672)	(61,688)
Other	10,924	35,374	(15,639)

Net cash provided by operating activities	741,228	364,963	632,418
Investing activities
Sales of:
Fixed maturities available for sale	1,164,749	3,616,416	3,582,090
Equity securities available for sale	133,923	113,866	169,124
Property and equipment	2,982	10,488	5,985
Other invested assets	131,026	75,658	55,141
Maturities, prepayments, and scheduled redemption of:
Fixed maturities available for sale	1,131,461	858,142	528,346
Purchases of:
Fixed maturities available for sale	(3,093,768)	(4,780,009)	(4,164,948)
Equity securities available for sale	(305,449)	(131,775)	(212,736)
Property and equipment	(81,751)	(74,667)	(47,783)
Other invested assets	(123,972)	(47,594)	(133,317)
Change in commercial mortgage loans on real estate	(87,228)	26,814	52,862
Change in short term investments	415,452	(57,623)	(187,340)
Change in policy loans	1,350	(1,141)	(3,182)
Net cash received related to acquisition/sale of business	—	12,000	137,840

Net cash (used in) investing activities	$(711,225)	$(379,425)	$(217,918)

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	Years Ended December 31,

	2003	2002	2001

	(In thousands except number of
	shares and per share amounts)
Financing activities
Activities related to investment products:
Considerations received	$—	$—	$45,577
Surrenders and death benefits	—	—	(79,646)
Interest credited to policyholders	—	—	7,258
Repayment of mandatorily redeemable preferred securities of subsidiary trusts	(1,249,850)	—	(3,664)
Redemption of mandatorily redeemable preferred stock	(500)	(500)	—
Issuance of Debt from Fortis	74,991	—	216,924
Repayment of Debt from Fortis	(74,991)	—	(455,907)
Issuance of Debt	2,400,000	—	—
Repayment of Debt	(650,000)	—	—
Dividends paid	(181,187)	(41,876)	(109,298)
Other	(963)	(1,052)	(1,053)

Net cash provided by (used in) financing activities	317,500	(43,428)	(379,809)
Change in cash and cash equivalents	347,503	(57,890)	34,691
Cash and cash equivalents at beginning of period	610,694	668,584	633,893

Cash and cash equivalents at end of period	$958,197	$610,694	$668,584

Supplemental information:
Income taxes paid	$62,857	$215,866	$144,767
Interest premiums on redemption of preferred securities of subsidiary trusts paid	$137,000	$—	$—
Distributions on mandatorily redeemable preferred securities of subsidiary trusts and interest paid	$114,133	$117,114	$133,667
Non cash activities:
Pension under funding, net	$—	$35,250	$—
Foreign currency translation	$16,217	$8,332	$(5,633)

See the accompanying notes to the consolidated financial statements

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
(In thousands except number of shares and per share amounts)

1.     Nature of Operations

      Assurant, Inc. (formerly Fortis, Inc.) (the “Company”) is a holding company provider of specialized insurance products and related services in North America and selected other markets. At December 31, 2003, Fortis, Inc. was incorporated in Nevada and was indirectly wholly owned by Fortis N.V. of the Netherlands and Fortis SA/ NV of Belgium (collectively, “Fortis”) through their affiliates, including their wholly owned subsidiary, Fortis Insurance N.V. (see Note 12).

      On February 5, 2004, Fortis sold approximately 65% of its ownership interest in Assurant, Inc. via an Initial Public Offering (“IPO”). In connection with the IPO, Fortis, Inc. was merged into Assurant, Inc., a Delaware corporation, which was formed solely for the purpose of the redomestication of Fortis, Inc. After the merger, Assurant, Inc. became the successor to the business, operations and obligations of Fortis, Inc. Assurant, Inc. is traded on the New York Stock Exchange under the symbol AIZ.

      The following events occurred in connection with the merger: each share of the existing Class A Common Stock of Fortis, Inc. was exchanged for 10.75882039 shares of Common Stock of Assurant, Inc.; the automatic conversion of the shares of Class B Common Stock and Class C Common Stock into an aggregate of 25,841,418 shares of Common Stock of Assurant, Inc.; each share of the existing Series B Preferred Stock of Fortis, Inc. was exchanged for one share of Series B Preferred Stock of Assurant, Inc.; each share of the existing Series C Preferred Stock of Fortis, Inc. was exchanged for one share of Series C Preferred Stock of Assurant, Inc.

      The following events occurred in connection with the Company’s IPO: (1) redeemed the outstanding $196,224 of mandatorily redeemable preferred securities of subsidiary trusts in January 2004 (see Note 8), (2) issued 68,976 shares of Common Stock of Assurant, Inc. to certain officers of the Company, and (3) issued 32,976,854 shares of Common Stock of Assurant, Inc. to Fortis Insurance N.V. simultaneously with the closing of the IPO in exchange for a $725,500 capital contribution based on the public offering price of the Company’s common stock. The Company used the proceeds of the capital contribution to repay the $650,000 of outstanding indebtedness under the $650,000 senior bridge credit facility (see Note 9) and $75,500 of outstanding indebtedness under the $1,100,000 senior bridge credit facility. The Company repaid a portion of the $1,100,000 senior bridge credit facility with $49,500 in cash. On February 18, 2004, the Company refinanced $975,000 of the remaining $1,100,000 senior bridge credit facility with the proceeds of the issuance of two senior long-term notes.

      Through its operating subsidiaries, the Company provides creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and prefunded funeral insurance. The Company had certain individual life insurance policies, investment-type annuity contracts and mutual fund operations during 2001, which were sold to the Hartford Financial Services Group (“The Hartford”) (see note 4).

2.     Summary of Significant Accounting Policies

     Basis of Presentation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Company’s balance sheet that involve accounting estimates and actuarial determinations are the value of business acquired (“VOBA”), goodwill, reinsurance recoverables, valuation of investments, deferred acquisi-

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tion costs (“DAC”), liabilities for future policy benefits and expenses, taxes and claims and benefits payable. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commissions and other acquisition expenses, and terminations by policyholders. As additional information becomes available or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, the Company believes the amounts provided are reasonable and adequate.

      Dollar amounts are presented in U.S. dollars and all amounts are in thousands except for number of shares and securities and per share amounts, and per security amounts.

     Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated in consolidation. See notes 3 and 4 for acquisitions and dispositions of businesses.

     Comprehensive Income

      Comprehensive income is comprised of net income and other comprehensive income, which includes foreign currency translation, unrealized gains and losses on securities classified as available for sale, less deferred income taxes and direct charges for additional minimum pension liability.

     Reclassifications

      Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

     Cash and Cash Equivalents

      The Company considers cash on hand, all operating cash and working capital cash to be cash equivalents. These amounts are carried principally at cost, which approximates fair value. Cash balances are reviewed at the end of each reporting period to determine if negative cash balances exist. If negative cash balances do exist, the cash accounts are netted with other positive cash accounts of the same bank providing the right of offset exists between the accounts. If the right of offset does not exist, the negative cash balances are reclassified to accounts payable.

     Investments

      The Company’s investment strategy is developed based on many factors including appropriate insurance asset and liability management, rate of return, maturity, credit risk, tax considerations and regulatory requirements.

      Fixed maturities and equity securities are classified as available-for-sale and reported at fair value. If the fair value is higher than the amortized cost for debt securities or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses, less deferred income taxes are included in accumulated other comprehensive income.

      Commercial mortgage loans on real estate are reported at unpaid balances, adjusted for amortization of premium or discount, less allowance for losses. Allowances, if necessary, are established for mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments. The change in the allowance for losses is recorded as realized gains and losses on investments. Such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price, or the fair market value of the collateral if the loan is collateral dependent.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Policy loans are reported at unpaid principal balances, which do not exceed the cash surrender value of the underlying policies.

      Short-term investments include all investment cash and highly liquid investments. These amounts are carried principally at cost, which approximates fair value.

      Other investments consist of investments in joint ventures, partnerships, and invested assets associated with a modified coinsurance arrangement. The joint ventures and partnerships are valued according to the equity method of accounting. The invested assets related to the modified coinsurance arrangements are classified as trading securities and are reported at fair value. Any changes in the fair value are recorded as net realized gains and losses in the statement of operations.

      The Company regularly monitors its investment portfolio to determine that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Company’s methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a semi-monthly basis in order to identify potential credit problems. In addition, securities whose market price is equal to 85% or less of their original purchase price are added to the impairment watchlist, which is discussed at monthly meetings attended by members of the Company’s investment, accounting and finance departments. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write downs in future periods for impairments that are deemed to be other-than-temporary.

      Realized gains and losses on sales of investments and declines in value judged to be other-than-temporary are recognized on the specific identification basis.

      Investment income is recorded as earned net of investment expenses.

      The Company anticipates prepayments of principal in the calculation of the effective yield for mortgage-backed securities and structured securities. The majority of the Company’s mortgage-backed securities and structured securities are of high credit quality. Therefore, the retrospective method is used to adjust the effective yield.

     Reinsurance

      Reinsurance recoverables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policyholder benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves and are reported in the consolidated balance sheets. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies. The ceding of insurance does not discharge the Company’s primary liability to insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management’s experience, and current economic conditions.

     Deferred Acquisition Costs

      The costs of acquiring new business that vary with and are primarily related to the production of new business are deferred to the extent that such costs are deemed recoverable from future premiums or gross

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

profits. Acquisition costs primarily consist of commissions, policy issuance expenses, premium taxes and certain direct marketing expenses.

      A premium deficiency is recognized by a charge to the statement of operations as a reduction of DAC to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related claims, benefits and expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

     Short Duration Contracts

      DAC relating to property contracts, warranty and extended service contracts and single premium credit insurance contracts is amortized over the term of the contracts in relation to premiums earned.

      Acquisition costs on individual medical issued in most jurisdictions after 2002, small group medical, group term life, and group disability, consist primarily of commissions to agents and brokers, which are level, and compensation to representatives, which is spread out and is not front-end loaded. These costs do not vary with the production of new business. As a result, these costs are not deferred, but rather they are recorded in the consolidated statement of operations in the period in which they are incurred.

     Long Duration Contracts

      Acquisition costs for pre-funded funeral life insurance policies and life insurance policies no longer offered are deferred and amortized in proportion to anticipated premiums over the premium-paying period.

      For pre-funded funeral investment type annuities and universal life and investment-type annuities no longer offered, DAC is amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges over the estimated life of the policy or contract. The assumptions used for the estimates are consistent with those used in computing the policy or contract liabilities.

      Acquisition costs relating to individual medical contracts issued prior to 2003 and currently in a limited number of jurisdictions are deferred and amortized over the estimated average terms of the underlying contracts. These acquisitions costs relate to commissions and policy issuance expenses. Commissions represents the majority of deferred costs and result from commission schedules that pay significantly higher rates in the first year. The majority of deferred policy issuance expenses are the costs of separately underwriting each individual medical contract.

      Acquisition costs on the FFG and Long-Term Care (“LTC”) disposed businesses were written off when the businesses were sold.

     Property and Equipment

      Property and equipment are reported at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over estimated useful lives with a maximum of 39.5 years for buildings, 7 years for furniture and 5 years for equipment. Expenditures for maintenance and repairs are charged to income as incurred. Expenditures for improvements are capitalized and depreciated over the remaining useful life of the asset.

     Goodwill

      Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Company adopted Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets, as of January 1, 2002. Pursuant to FAS 142, goodwill is deemed to have an indefinite life and should not be amortized, but rather tested at least

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write down is recorded. Prior to the adoption of FAS 142, goodwill was amortized over 20 years. Upon the adoption of FAS 142, the Company ceased amortizing goodwill, and recognized a $1,260,939 impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on a valuation report prepared by an independent valuation firm. The valuation was based on an evaluation of ranges of future discounted earnings, public company trading multiples and acquisitions of similar companies. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates. The Company performs a goodwill impairment test during the second quarter of each year.

     Value of Business Acquired

      VOBA is the identifiable intangible asset representing the value of the insurance business acquired. The amount is determined using best estimates for mortality, lapse, maintenance expenses and investment returns at date of purchase. The amount determined represents the purchase price paid to the seller for producing the business. Similar to the amortization of DAC, the amortization of VOBA is over the premium payment period for traditional life insurance policies and a small block of limited payment policies. For the remaining limited payment policies, all universal life policies and annuities, the amortization of VOBA is over the expected life time of the policies.

      VOBA is tested for recoverability annually. If it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses or loss expenses, then VOBA is charged to current earnings.

     Separate Accounts

      Assets and liabilities associated with separate accounts relate to premium and annuity considerations for variable life and annuity products for which the contract-holder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of operations. Through April 1, 2001, the Company received administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees were included in net earned premiums and other considerations in the consolidated statements of operations. Since April 1, 2001, all fees have been ceded to The Hartford (see note 4).

     Income Taxes

      Current federal income taxes are charged to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

     Other Assets

      Other assets include prepaid items and intangible assets. Identifiable intangible assets with finite lives, including costs capitalized relating to developing software for internal use, are amortized on a straight-line

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

basis over their estimated useful lives. The Company tests the intangible assets for impairment whenever circumstances warrant, but at least annually. If impairment exists, then excess of the unamortized balance over the fair value of the intangible assets will be charged to earnings at that time. Other assets also include the Company’s approximately 25% interest in Private Health Care Systems, Inc. (“PHCS”). The Company was a co-founder of PHCS, a provider network. The Company accounts for PHCS according to the equity method.

     Foreign Currency Translation

      For those foreign affiliates where the foreign currency is the functional currency, unrealized foreign exchange gains (losses) net of income taxes have been reflected in Stockholders’ Equity under the caption “Accumulated other comprehensive income.”

     Premiums

     Short Duration Contracts

      The Company’s short duration contracts are those on which the Company recognizes revenue on a pro-rata basis over the contract term. The Company’s short duration contracts primarily include individual medical issued after 2002 in most jurisdictions, small group medical, group term life, group disability, dental, property, credit insurance, warranties and extended service contracts.

     Long Duration Contracts

      Currently, the Company’s long duration contracts being sold are individual medical contracts issued in the State of Minnesota, pre-funded funeral life insurance and investment type annuities. For pre-funded funeral life insurance policies, any excess of the gross premium over the net premium is deferred and is recognized in income in a constant relationship with the insurance in force. For pre-funded funeral investment-type annuity contracts, revenues consist of charges assessed against policy balances.

      For individual medical contracts sold prior to 2003, and currently in a limited number of jurisdictions and traditional life insurance contracts sold by the PreNeed segment that are no longer offered, revenue is recognized when due from policyholders.

      For universal life insurance and investment-type annuity contracts sold by the Solutions segment that are no longer offered, revenues consist of charges assessed against policy balances.

      Premiums for LTC insurance and traditional life insurance contracts within FFG are recognized as revenue when due from the policyholder. For universal life insurance and investment-type annuity contracts within FFG, revenues consist of charges assessed against policy balances. For the FFG and LTC businesses previously sold, all revenue is ceded to the Hartford and John Hancock, respectively.

     Reinsurance Assumed

      Reinsurance premiums assumed are calculated based upon payments received from ceding companies together with accrual estimates, which are based on both payments received and in force policy information received from ceding companies. Any subsequent differences arising on such estimates are recorded in the period in which they are determined.

     Fee Income

      The Company primarily derives income from fees received from providing administrative services. Fee income is earned when services are performed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Administrator obligor service contracts are sales in which the Company is designated as the obligor. For these contract sales, the Company recognizes revenues in accordance with Financial Accounting Standards Board Technical Bulletin 90-1 (“TB 90-1”), Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, and FAS No. 60, Accounting and Reporting by Insurance Enterprises. Administration fees related to these contracts are generally recognized as earned on the same basis as the premium is recognized or on a straight-line pro-rata basis. Administration fees related to the unexpired portion of the contract term are deferred. Acquisition costs related to these contracts are also deferred. Both the deferred administration fees and acquisition costs are amortized over the term of the contracts. Deferred administration fees at December 31, 2003 and 2002 were $29,076 and 28,845, respectively. Amortization income recognized in fees and other income for 2003 and 2002 were $23,183 and $26,463, respectively.

     Reserves

      Reserves are established according to generally accepted actuarial principles and are based on a number of factors. These factors include experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liabilities and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

     Short Duration Contracts

      For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case basis reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

      For group disability, the case base reserves and the IBNR are calculated based on historical experience and on assumptions relating to claim severity, frequency, and other factors. These assumptions are modified as necessary to reflect anticipated trends, with any adjustment being reflected in current operations. We establish reserves for disability policies in an amount equal to the net present value of the expected claims future payments. Group long-term disability reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation.

      The Company has exposure to asbestos, environmental and other general liability claims arising from its participation in various reinsurance pools from 1971 through 1983. The Company carried case reserves for these liabilities as recommended by the various pool managers and bulk reserves for claims incurred but not yet reported of $37,000 (before reinsurance) and $36,000 (after reinsurance) in the aggregate at December 31, 2003. Any estimation of these liabilities is subject to greater than normal variation and uncertainty due to the general lack of sufficient detailed data, reporting delays, and absence of generally accepted actuarial methodology for the exposures. There are significant unresolved industry legal issues, including such items as whether coverage exists and what constitutes an occurrence. In addition, the determination of ultimate damages and the final allocation of losses to financially responsible parties are highly uncertain.

      Unearned premium reserves are maintained for the portion of the premiums on short duration contracts that is related to the unexpired period of the policy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Long Duration Contracts

      Future policy benefits and expense reserves on LTC, life insurance policies that are no longer offered, individual medical policies issued prior to 2003 or issued in the State of Minnesota and the traditional life insurance contracts within FFG are recorded at the present value of future benefits to be paid to policyholders and related expenses less the present value of the future net premiums. These amounts are estimated and include assumptions as to the expected investment yield, inflation, mortality, morbidity and withdrawal rates as well as other assumptions that are based on the Company’s experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations.

      Future policy benefits and expense reserves for pre-funded funeral investment-type annuities, universal life insurance policies and investment-type annuity contracts no longer offered, and the variable life insurance and investment-type annuity contracts in FFG consist of policy account balances before applicable surrender charges and certain deferred policy initiation fees that are being recognized in income over the terms of the policies. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances.

      Future policy benefits and expense reserves for pre-funded funeral life insurance contracts are recorded as the present value of future benefits to policyholders and related expenses less the present value of future net premiums. Reserve assumptions are selected using best estimates for expected investment yield, inflation, mortality and withdrawal rates. These assumptions reflect current trends, are based on Company experience and include provision for possible unfavorable deviation. An unearned premium reserve is also recorded for these contracts which represents the balance of the excess of gross premiums over net premiums that is still to be recognized in future years’ income in a constant relationship to insurance in force.

      Changes in the estimated liabilities are charged or credited to operations as the estimates are revised.

     Stock Based Compensation

      In contemplation of the IPO, the Company’s Stock Option Plan was terminated effective September 22, 2003, and all stock options thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party. Payments totaling $2,237 were made in the fourth quarter of 2003. There is no further obligation associated with the Company’s Stock Option Plan.

      The Company accounted for the stock option plan as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations. Accordingly, compensation cost was charged to income over the service period (vesting period) and was adjusted for subsequent changes in the market value of the stock that were subsequently amortized over the vesting period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect of applying the fair value recognition provisions of FAS 123, Accounting for Stock Based Compensation, on net income and earnings per share. Pro forma information of net income (loss) and net income (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123, is a follows:

	Years Ended December 31,

	2003	2002	2001

Net income (loss) as reported	$185,652	$(1,001,199)	$98,053
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(475)	(630)	(740)
Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	—	(703	)(A)

Pro forma net income (loss)	$185,177	$(1,001,829)	$96,610

Earning per share:
Basic and diluted net income (loss) per share as reported	$1.70	$(9.17)	$0.90
Basic and diluted net income (loss) per share pro forma	$1.70	$(9.17)	$0.88

(A) Represents reversal of expense accrual due to reduction of intrinsic value.

      The fair value of each option granted was estimated at the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted in 2002 and 2001:

	2003	2002	2001

Risk-free U.S. dollar interest rate	3.74%	5.03%	5.09%
Risk-free Euro interest rate	4.05%	4.92%	4.75%
Weighted averaged expected life	8.70	8.50	8.30
Expected volatility	32.70%	32.70%	32.70%
Expected dividend yield	1.98%	1.98%	1.98%

     Business Combinations

      Effective July 1, 2001, the Company adopted Financial Accounting Standard 141, Business Combinations (“FAS 141”). FAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. The Company followed this statement for the acquisitions of the Dental Benefits Division (“DBD”) of Protective Life Corporation (“Protective”) and CORE, Inc. (“CORE”) (see note 3). For the years ended December 31, 2003 and 2002, the Company recognized $3,898 and $4,010, respectively, of amortization expense related to other identifiable intangible assets, which are included in underwriting, general and administrative expenses in the consolidated statements of operations.

     Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued FAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs Incurred in Restructuring (“EITF 94-3”)). EITF 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. FAS 146 requires that

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or the results of operations.

      In November 2002, the FASB issued Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements and indirect guarantees of indebtedness of others. This new accounting standard is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures. The Company adopted this standard on January 1, 2003, and the adoption did not have a material impact on the Company’s financial position or the results of operations.

      In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FAS No. 123(“FAS 148”). FAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This guidance is effective for fiscal years ending after December 15, 2002, for transition guidance and annual disclosure provisions and is effective for interim reports beginning after December 15, 2002, for interim disclosure provisions. The Company accounts for stock-based employee compensation as prescribed by APB No. 25 and its interpretations. Therefore, the transition requirements of FAS 148 do not apply. However, the Company adopted the disclosure requirements of this standard for the year ended December 31, 2002.

      In January 2003, the FASB issued Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which clarifies the consolidation accounting guidance in ARB 51, Consolidated Financial Statements, as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (“VIEs”). FIN 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. They apply in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. On October 8, 2003, the FASB deferred the adoption of FIN 46 until reporting periods ending after December 15, 2003. The Company adopted this Interpretation on December 31, 2003, and the adoption did not have a material impact on the Company’s financial position or results of operations.

      In April 2003, the FASB’s Derivative Implementation Group (“DIG”) released FAS 133 Implementation Issue B36, Embedded Derivatives: Modified Coinsurance Arrangement and Debt Instrument that Incorporates Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the obligor under those Instruments (“DIG B36”). DIG B36 addresses whether FAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrangements containing embedded derivatives requiring bifurcation. The Company adopted DIG B36 on October 1, 2003 and determined that the modified coinsurance agreement with The Hartford contained an embedded derivative. In accordance with DIG B36, the Company bifurcated the contract into its debt host and embedded derivative (total return swap) and recorded the embedded derivative at fair value on the balance sheet with changes in the fair value recorded in the statement of operations. The Company recorded a $22,716 increase in accounts payable and other liabilities in the consolidated balance sheet and a $22,716 net realized loss on investments in the consolidated statements of operations. Contemporaneous with the adoption of DIG B36, the Company transferred the invested assets related to this coinsurance agreement from fixed maturities available for sale to trading securities, included in other investments in the December 31, 2003 consolidated balance sheet. The mark-to-market adjustment of the trading securities resulted in a net realized gain of $22,716, which was recorded to the consolidated statement of operations as realized gains on investments. The combination of the two aforementioned transactions had no net impact in the consolidated statements of operations for the year ended December 31, 2003.

      In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company has assessed that the adoption of this standard will not have a material impact on the Company’s financial position or the results of operations.

      In May 2003, the FASB issued FAS 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in the consolidated balance sheets. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company has adopted this standard and has reclassified mandatorily redeemable preferred securities of subsidiary trusts and mandatorily redeemable preferred stock from mezzanine to liabilities.

      On July 7, 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts (“SOP 03-1”). SOP 03-1 provides guidance on a number of topics unique to insurance enterprises, including separate account presentation, interest in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization benefits and sales inducements to contract holders. SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company assessed this statement and determined that the adoption of this statement will not have a material impact on the Company’s financial position or the results of operations.

      In December 2003, the FASB issued FAS 132 (Revised 2003), Employers’ Disclosure about Pensions and Other Postretirement Benefits (“FAS 132” — Revised 2003). This statement revises employers’ disclosure about pension plans and other postretirement benefit plans. This statement does not change the measurement or recognition of those plans required by FAS No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This statement retains the disclosure requirements contained in FAS 132, Employers’ Disclosure about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosure to that found in FAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans and will be effective for fiscal year ending after December 15, 2003. The Company fully adopted this statement. See Note 17.

3.     Acquisitions

      The following transactions have been accounted for under the purchase method. Consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. The results of operations of the businesses acquired have been included in the consolidated financial statements since the date of acquisition.

     Dental Benefits Division (“DBD”) of Protective Life Corporation (“Protective”)

      On December 31, 2001, the Company acquired DBD, including the acquisition through reinsurance of Protective’s indemnity dental, life, and disability businesses and purchase of the stock of its prepaid dental subsidiaries.

      Protective’s Dental Benefits Division at the time of acquisition was a leading provider of voluntary (employee-paid) indemnity dental and prepaid dental coverage for employee groups. As a result of the acquisition, the Company expects to be a leading provider of dental insurance products in the voluntary (employee-paid) market. It also expects to reduce costs through economies of scale.

      The following table summarizes the purchase price and net cash paid for the transaction:

As of
December 31,
2001

Cash	$33,200
Invested assets	16,200
Goodwill	156,400
Other intangible assets	54,300
Accounts receivable and other assets	60,300

Purchase price	320,400
Net liabilities assumed	72,000

Net cash paid	$248,400

      Of the $54,300 of other intangible assets, $5,600 was assigned to licenses that are not subject to amortization. The remaining $48,700 consists of the current groups in force and a dental provider network, which are amortized on a straight-line basis over their estimated useful lives, which range from 20 to 30 years.

      The following table reflects the Company’s results of operations on an unaudited pro forma basis as if the acquisition of DBD had been completed on January 1, 2001. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the effects of synergies and cost reduction initiatives directly related to the acquisitions. The pro forma financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

Unaudited Pro Forma
Information for the
Year Ended
December 31, 2001

Revenues	$6,508,774
Net income	$119,353

Core, Inc. (“CORE”)

      On July 12, 2001, the Company acquired 100% of the outstanding common shares of CORE for approximately $57,000 in cash. CORE at the time of acquisition was a leading national provider of employee absence management services and a major provider of disability reinsurance management services to middle-market insurance carriers. As a result of the acquisition, the Employee Benefits segment derives expertise in disability services and solutions, including clinical disability management and Family and Medical Leave Act administration. The segment also expects to realize improvements in pricing accuracy and duration care management through direct access to CORE’s data.

4.     Dispositions

     Neighborhood Health Partnership (“NHP”)

      On June 28, 2002, the Company sold its 50% ownership in NHP to NHP Holding LLC for $12,000. NHP is a Florida Health Maintenance Organization. The Company recorded a pretax gain on sale of $10,672.

     Fortis Financial Group (“FFG”)

      On April 2, 2001, the Company sold its FFG business to The Hartford for $1,086,752, net of expenses. FFG included certain individual life insurance policies, investment-type annuity contracts and mutual fund operations. The transaction was structured as a stock sale for the mutual fund management operations and as a reinsurance arrangement for the insurance operations (see note 14).

      The sale resulted in a total pre-tax gain of $623,071 of which $61,688 was for the mutual fund operations and $3,854 was for property and equipment. The total pre-tax gain was derived by deducting the value of assets and liabilities sold or ceded from the net proceeds. The net proceeds attributable to the mutual fund operations and reinsurance arrangement were determined based on relative values of the business sold. Such valuations were based on analyses from external consultants.

      Of the total pre-tax gain, $557,529 related to the reinsurance contracts and was deferred. The reinsurance contracts did not legally replace the Company as the insurer to policyholders or extinguish the Company’s liabilities to its policyholders. The reserves for this block of business are included in the Company’s reserves (see note 15). The deferred gain is being amortized over the remaining life of the underlying business. The amortization of the deferred gain is more rapid in the first few years after sale and will be slower as the liabilities in the reinsured block decrease. During 2003, 2002 and 2001, the Company recognized pre-tax income of approximately $65,594, $73,024, and $59,647, respectively, reflecting the amortization of a portion of the deferred gain in the results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Investments

      The amortized cost and fair value of fixed maturities and equity securities at December 31, 2003 were as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Fixed maturities
Bonds:
United States Government and government agencies and authorities	$1,646,782	$39,431	$(4,467)	$1,681,746
States, municipalities and political subdivisions	187,539	16,181	(41)	203,679
Foreign governments	306,554	11,748	(554)	317,748
Public utilities	910,810	73,711	(380)	984,141
All other corporate bonds	5,178,176	371,215	(7,867)	5,541,524

Total fixed maturities	$8,229,861	$512,286	$(13,309)	$8,728,838

Equity securities
Common stocks:
Public utilities	$13	$—	$—	$13
Banks, trusts and insurance companies	1,037	1,461	—	2,498
Industrial, miscellaneous and all other	1,310	248	(2)	1,556
Non-redeemable preferred stocks:
Non-sinking fund preferred stocks	434,463	18,640	(730)	452,373

Total equity securities	$436,823	$20,349	$(732)	$456,440

      The amortized cost and fair value of fixed maturities and equity securities at December 31, 2002 were as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Fixed maturities
Bonds:
United States Government and government agencies and authorities	$1,576,339	$70,549	$(26)	$1,646,862
States, municipalities and political subdivisions)	196,186	15,441	(115)	211,512
Foreign governments	202,154	19,096	(17,413)	203,837
Public utilities	834,021	54,940	(9,875)	879,086
All other corporate bonds	4,821,876	298,955	(26,598)	5,094,233

Total fixed maturities	$7,630,576	$458,981	$(54,027)	$8,035,530

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Equity securities
Common stocks:
Public utilities	$19	$—	$(12)	$7
Banks, trusts and insurance companies	14,043	1,410	(1,641)	13,812
Industrial, miscellaneous and all other	2,392	1,737	(95)	4,034
Non-redeemable preferred stocks:
Non-sinking fund preferred stocks	248,181	7,592	(1,926)	253,847

Total equity securities	$264,635	$10,739	$(3,674)	$271,700

      The amortized cost and fair value of fixed maturities at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value

Due in one year or less	$240,115	$244,479
Due after one year through five years	1,727,525	1,824,099
Due after five years through ten years	2,136,211	2,275,067
Due after ten years	2,199,180	2,424,934

Total	6,303,031	6,768,579
Mortgage and asset backed securities	1,926,830	1,960,259

Total	$8,229,861	$8,728,838

      Proceeds from sales of available for sale securities were $1,298,672, $3,730,282 and $3,751,214 during 2003, 2002 and 2001 respectively. Gross gains of $49,083, $117,612, and $115,202 and gross losses of $23,975, $150,951, and $140,472 were realized on these sales in 2003, 2002 and 2001, respectively.

      Major categories of net investment income were as follows:

	Years Ended December 31,

	2003	2002	2001

Fixed maturities	$472,717	$510,121	$564,207
Equity securities	27,030	22,674	31,075
Commercial mortgage loans on real estate	70,988	77,913	81,816
Policy loans	3,920	3,511	7,109
Short-term investments	6,758	8,510	6,604
Other investments	46,538	19,546	17,656
Cash and cash equivalents	3,158	9,079	15,274
Investment expenses	(23,796)	(19,526)	(11,959)

Net investment income	$607,313	$631,828	$711,782

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net realized gains (losses) recorded in income for 2003, 2002 and 2001 are summarized as follows:

	Years Ended December 31,

	2003	2002	2001

Fixed maturities	$3,754	$(120,939)	$(90,727)
Equity securities	1,084	2,305	(12,776)

Total marketable securities	4,838	(118,634)	(103,503)
Real estate	563	80	(356)
Other	(3,533)	182	(15,157)

Total	$1,868	$(118,372)	$(119,016)

      The Company recorded $20,271, $85,295, and $78,232 of pre-tax realized losses in 2003, 2002 and 2001, respectively, associated with other-than-temporary declines in value of available for sale securities.

      The investment category and duration of the Company’s gross unrealized losses on fixed maturities and equity securities at December 31, 2003 were as follows:

	Less than 12 months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Fixed maturities
Bonds:
United States Government and government agencies and authorities	$306,623	$(4,467)	$—	$—	$306,623	$(4,467)
States, municipalities and political subdivisions	6,783	(33)	1,531	(8)	8,314	(41)
Foreign governments	24,901	(554)	—	—	24,901	(554)
Public utilities	38,934	(374)	536	(6)	39,470	(380)
All other corporate bonds	493,234	(7,710)	9,122	(157)	502,356	(7,867)

Total fixed maturities	$870,475	$(13,138)	$11,189	$(171)	$881,664	$(13,309)

Equity securities
Common stocks:
Public utilities	$—	$—	$—	$—	$—	$—
Banks, trusts and insurance companies	—	—	—	—	—	—
Industrial, miscellaneous and all other	—	—	11	(2)	11	(2)
Non-redeemable preferred stocks:
Non-sinking fund preferred stocks	36,644	(728)	317	(2)	36,961	(730)

Total equity securities	$36,644	$(728)	$328	$(4)	$36,972	$(732)

      The unrealized loss position at December 31, 2003 consisted of approximately $13,300 in unrealized losses on fixed maturity securities and approximately $700 in unrealized losses on equity securities. The total unrealized loss represents less than 2% of the aggregate fair value of the related securities. Approximately 99% of these unrealized losses have been in a continuous loss position for less than twelve months. The total unrealized losses are comprised of 284 individual securities with 14% of the individual securities having an

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unrealized loss of more than $100. The total unrealized losses on securities that were in a continuous unrealized loss position for longer than six months but less than 12 months was approximately $7,600, with no security having a market value below 92% of book value.

      As part of the Company’s ongoing monitoring process, the Company regularly reviews its investment portfolio to ensure that investments that may be other than temporarily impaired are identified on a timely basis and that any impairment is charged against earnings in the proper period. The Company has reviewed these securities and concluded that there were no additional other than temporary impairments as of December 31, 2003. Due to issuers’ continued satisfaction of the securities’ obligations in accordance with their contractual terms and their continued expectations to do so, as well as the Company’s evaluation of the fundamentals of the issuers’ financial condition; therefore, the Company believes that the securities in an unrealized loss status are not impaired and intends to hold them until recovery.

      The Company has made commercial mortgage loans, collateralized by the underlying real estate, on properties located throughout the United States. At December 31, 2003, approximately 34% of the outstanding principal balance of commercial mortgage loans were concentrated in the states of California, New York, and Pennsylvania. Although the Company has a diversified loan portfolio, an economic downturn could have an adverse impact on the ability of its debtors to repay their loans. The outstanding balance of commercial mortgage loans range in size from $22 to $9,350 at December 31, 2003. The mortgage loan balance is net of an allowance for losses of $18,854 and $19,106 at December 31, 2003 and 2002, respectively.

      At December 31, 2003, loan commitments outstanding totaled approximately $75,900. Furthermore, at December 31, 2003, the Company is committed to fund additional capital contributions of $22,429 to certain investments in limited partnerships.

      The Company had fixed maturities carried at $148,860 and $216,055 at December 31, 2003 and 2002, respectively, on deposit with various governmental authorities as required by law.

     Security Lending

      The Company engages in transactions in which fixed maturities, especially bonds issued by the United States Government and Government agencies and authorities, are loaned to selected broker/dealers. Collateral, greater than or equal to 102% of the fair value of the securities lent plus interest, is received in the form of cash or marketable securities and held by a custodian for the benefit of the Company. The Company monitors the fair value of securities loaned and the collateral received on a daily basis, with additional collateral obtained as necessary. The Company is subject to the risk of loss to the extent that the loaned securities are not returned and the value of the collateral is less than the market value of the securities loaned. Management believes such an event is unlikely. At December 31, 2003 and 2002, securities with a fair value of $417,533 and $419,000, respectively, were on loan to select brokers.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Property and Equipment

      Property and equipment consists of the following:

	As of December 31,

	2003	2002

Land	$10,781	$8,788
Buildings and improvements	187,013	135,627
Furniture, fixtures and equipment	339,784	345,162

Total	537,578	489,577
Less accumulated depreciation	(253,816)	(238,792)

Total	$283,762	$250,785

      Depreciation expense for 2003, 2002 and 2001 amounted to $48,117, $46,867, and $39,958, respectively. Depreciation expense is included in underwriting, general and administrative expenses in the consolidated statements of operations.

7.     Premiums and Accounts Receivable

      Receivables are reported at the estimated amounts collectible net of an allowance for uncollectible items. A summary of such items is as follows:

	As of December 31,

	2003	2002

Insurance premiums receivable	$367,766	$303,049
Other receivables	141,804	134,010
Allowance for uncollectible items	(29,316)	(35,965)

Total	$480,254	$401,094

8.     Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

      Mandatorily redeemable preferred securities of subsidiary trusts consisted of the following as of December 31:

Security	Interest Rate	Maturity	2003	2002

2000 Trust Capital Securities I	8.48%	03/01/30	$—	$150,000
2000 Trust Capital Securities II	8.40%	03/01/30	—	400,000
1999 Trust Capital Securities I	7.60%	04/26/29	—	200,000
1999 Trust Capital Securities II	7.88%	04/26/29	—	499,850
1997 Capital Securities I	8.40%	05/30/27	150,000	150,000
1997 Capital Securities II	7.94%	07/31/27	46,224	46,224

Total			$196,224	$1,446,074

      Distributions on preferred securities of subsidiary trusts were $112,958, $118,396 and $118,370 for the years ended December 31, 2003, 2002 and 2001 respectively.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     2000 Trust Capital Securities and Subordinated Debentures

      In March 2000, two subsidiary trusts of the Company, Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2, issued 150,000 8.48% and 400,000 8.40% trust capital securities (collectively, the “2000 Trust Capital Securities”), respectively, to Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.) in each case with a liquidation amount of $1,000 per security.

      In mid-December 2003, the Company redeemed 100% of the outstanding $550,000 of 2000 Trust Capital Securities. As part of this early redemption, the Company accrued interest expense to the date of redemption and paid interest premiums of $73,000. The interest premiums are included in the interest premiums on redemption of preferred securities of subsidiary trusts line in the statement of operations.

     1999 Trust Capital Securities and Subordinated Debentures

      In April 1999, two subsidiary trusts of the Company, 1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II, issued 200,000 7.60% and 499,850 7.88% trust capital securities (collectively, the “1999 Trust Capital Securities”), respectively, to Fortis Capital Funding L.P. and Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.), respectively, in each case with a liquidation amount of $1,000 per security.

      In mid-December 2003, the Company redeemed 100% of the outstanding $699,850 of 1999 Trust Capital Securities. As part of this early redemption, the Company accrued interest expense to the date of redemption and paid interest premiums of $64,000. The interest premiums are included in the interest premiums on redemption of preferred securities of subsidiary trusts line in the statement of operations.

     1997 Capital Securities I & II

      In May 1997, Fortis Capital Trust, a trust declared and established by the Company and other parties, issued 150,000 8.40% capital securities (the “1997 Capital Securities I”) to purchasers and 4,640 8.40% common securities (the “1997 Common Securities I”) to the Company, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust used the proceeds from the sale of the 1997 Capital Securities I and the 1997 Common Securities I to purchase $154,640 of the Company’s 8.40% junior subordinated debentures due 2027 (the “1997 Junior Subordinated Debentures I”). These debentures are the sole assets of Fortis Capital Trust.

      In July 1997, Fortis Capital Trust II, a trust declared and established by the Company and other parties, issued 50,000 7.94% capital securities (the “1997 Capital Securities II” and, together with the 1997 Capital Securities, the “1997 Capital Securities”) to purchasers and 1,547 7.94% common securities (the “1997 Common Securities II”) to the Company, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust II used the proceeds from the sale of the 1997 Capital Securities II and the 1997 Common Securities II to purchase $51,547 of the Company’s 7.94% junior subordinated debentures due 2027 (the “1997 Junior Subordinated Debentures II” and, together with the 1997 Junior Subordinated Debentures I, the “1997 Junior Subordinated Debentures”). These debentures are the sole assets of Fortis Capital Trust II.

      In early January 2004, the Company redeemed 100% of the outstanding $196,224 of 1997 Capital Securities. In December 2003 the Company sent an irrevocable notice of redemption for the 1997 capital securities; therefore, the Company accrued interest premiums of $66,734 in 2003 and expensed $2,088 of cost that was capitalized at the time of the issuance of these securities and was being amortized over the life of the securities. The interest premiums and capitalized costs that were expensed are included in the interest premiums on redemption of preferred securities of subsidiary trusts line in the statement of operations. See Note 1 — Nature of Operations for further detail on the extinguishment of these securities.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Debt

      In December 2003, the Company entered into two senior bridge credit facilities of $650,000 and $1,100,000. The aggregate indebtedness of $1,750,000 under the facility was in connection with the extinguishment of the Company’s Mandatorily Redeemable Preferred Securities of Subsidiary Trusts. See Note 8 for a detail description of these securities and the repayment terms. The $1,750,000 aggregate indebtedness under the senior bridge credit facility was paid in full in January 2004. The interest expense of $1,175 related to the senior bridge credit facility is included in the statement of operations in 2003. See Note 25 — Subsequent events for a detailed description of the repayment.

10.     Income Taxes

      The Company and the majority of its subsidiaries are subject to U.S. tax and file a U.S. consolidated federal income tax return. Information about current and deferred tax expense follows:

	Years Ended December 31,

	2003	2002	2001

Current expense:
Federal	$6,335	$11,688	$256,045
Foreign	8,814	8,910	11,721

Total current expense	15,149	20,598	267,766
Deferred expense (benefit)
Federal	59,313	92,209	(160,222)
Foreign	(757)	(2,150)	47

Total deferred expense (benefit)	58,556	90,059	(160,175)

Total income tax expense	$73,705	$110,657	$107,591

      The provision for foreign taxes includes amounts attributable to income from U.S. possessions that are considered foreign under U.S. tax laws. International operations of the Company are subject to income taxes imposed by the jurisdiction in which they operate.

      A reconciliation of the federal income tax rate to the Company’s effective income tax rate follows:

	December 31,

	2003	2002	2001

Federal income tax rate:	35.0%	35.0%	35.0%
Reconciling items:
Tax exempt interest	(0.6)	(0.5)	(1.1)
Dividends received deduction	(1.3)	(0.2)	(1.9)
Subpart F income	(1.7)	(2.2)	(0.9)
Permanent nondeductible expenses	(0.8)	0.2	0.8
Goodwill	0.4	—	19.2
Foreign tax credit	(0.9)	(1.1)	(2.3)
Low-income housing credit	(1.7)	(1.3)	(2.5)
Low-income housing adjustments	1.1	—	5.4
Other	(1.1)	—	0.6

Effective income tax rate:	28.4%	29.9%	52.3%

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows:

	December 31,

	2003	2002

Deferred tax assets:
Policyholder and separate account reserves	$545,699	$754,921
Accrued liabilities	159,356	159,620
Investment adjustments	52,056	66,792

Gross deferred tax assets	757,111	981,333

Deferred tax liabilities:
Deferred acquisition costs	349,829	380,872
Other assets	168,168	291,908
Unrealized gains on fixed maturities and equities	178,793	140,353

Gross deferred tax liabilities	696,790	813,133

Net deferred income tax asset	$60,321	$168,200

      Deferred taxes have not been provided on the undistributed earnings of wholly owned foreign subsidiaries since the Company intends to indefinitely reinvest these earnings. The cumulative amount of undistributed earnings for which the Company has not provided deferred income taxes is approximately $161,853. Upon distribution of such earnings in a taxable event, the Company would incur additional U.S. income taxes of approximately $40,000 net of anticipated foreign tax credits.

      Under pre-1984 life insurance company income tax laws, a portion of a life insurance company’s “gain from operations” was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as “policyholders’ surplus account.” Amounts in this account only become taxable upon the occurrence of certain events. The approximate amount in this account was $95,163 at December 31, 2003 and 2002. Deferred taxes have not been provided on amounts in this account since the Company neither contemplates any action nor foresees any events occurring that would create such tax.

      At December 31, 2003, the Company and its subsidiaries had capital loss carryforwards for U.S. federal income tax purposes. Capital loss carryforwards total $91,702 and will expire if unused as follows:

Expiration Year	Amount

2004	$22
2005	5,225
2006	202
2007	81,518
2008	4,735

Total	$91,702

11.     Mandatorily Redeemable Preferred Stocks

      At December 31, 2003 and 2002, Fortis, Inc. had three classes of mandatorily redeemable preferred stock: Series A, Series B and Series C. There were 10,000 Series A shares authorized and none issued or outstanding at December 31, 2003. There were 30,000 Series B shares authorized and 19,160 shares issued and outstanding at December 31, 2003. There were 5,000 Series C shares authorized, issued and outstanding at December 31, 2003. In connection with the merger of Fortis, Inc and Assurant, Inc., each share of the

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

existing Series B and Series C mandatorily redeemable preferred stock of Fortis, Inc. was exchanged for one share of Series B and C mandatorily redeemable preferred stock of Assurant, Inc. and all terms of the stock remained the same. The series A class was retired at the time of the merger and does not exist in Assurant, Inc.

      The carrying value equals the redemption value for all classes of preferred stock. The Company’s board of directors has the authority to issue up to 200,000,000 shares of preferred stock, par value $1.00 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, which may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designations of the series.

      Information about the preferred stock is as follows:

	December 31,

	2003	2002

Preferred stock, par value $1.00 per share:
Series B: 30,000 shares authorized, 19,160 and 19,660 shares issued and outstanding in 2003 and 2002, respectively	$19,160	$19,660
Series C: 5,000 shares authorized, issued and outstanding	5,000	5,000

Total	$24,160	$24,660

      There was no change in the outstanding shares of Series C for the years ended December 31, 2003, 2002 and 2001. Changes in the number of Series B shares outstanding are as follows:

	For the Years Ended
	December 31,

	2003	2002	2001

Shares outstanding, beginning	19,660	20,160	20,160
Shares redeemed	(500)	(500)	—

Shares outstanding, ending	19,160	19,660	20,160

      All shares have a liquidation price of $1,000 per share and rank senior to common stock with respect to rights to receive dividends and to receive distributions upon the liquidation, dissolution or winding up of the Company.

      Series B and C: Holders of the Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 4.0% per share per annum, multiplied by the $1,000 per share liquidation price, and holders of the Series C Preferred Stock are entitled to receive dividends at the rate of 4.5% per share per annum multiplied by the $1,000 per share liquidation price. All dividends are payable in arrears on a quarterly basis. Any dividend that is not paid on a specified dividend payment date with respect to a share of such Preferred Stock shall be deemed added to the liquidation price of such share for purposes of computing the future dividends on such share, until such delinquent dividend has been paid.

      Holders of the Series B Preferred Stock may elect to have any or all of their shares redeemed by the Company at any time after April 1, 2002, and the Company must redeem all shares of the Series B Preferred Stock no later than July 1, 2017. Holders of the Series C Preferred Stock may elect to have any or all of their shares redeemed by the Company any time after April 1, 2022, and the Company must redeem all shares of the Series C Preferred Stock no later than July 1, 2027. The Company also has the right and the obligation to redeem the Series B Preferred Stock and Series C Preferred Stock upon the occurrence of certain specified events. The redemption price in all cases shall equal the $1,000 per share liquidation price plus all accumulated and unpaid dividends. The Company is not required to establish any sinking fund or similar funds with respect to such redemptions. None of the shares of Series B Preferred Stock or Series C Preferred Stock are convertible into common stock or any other equity security of the Company. However, holders of the

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series B Preferred Stock and Series C Preferred Stock are entitled to one vote per share owned of record on all matters voted upon by the Company stockholders, voting with the holders of common stock as a single class, and not as a separate class or classes. The shares of Series B Preferred Stock and Series C Preferred Stock are subject to certain restrictions on transferability, and the Company has the right of first refusal to acquire the shares if any holder thereof desires to make a transfer not otherwise permitted by the terms thereof.

12.     Stockholders’ Equity

     Common Stock

      At December 31, 2003 and 2002, Fortis, Inc. had three classes of common stock, Class A, B and C. There were 40,000,000 shares authorized, 7,750,000 shares issued and outstanding of Class A common stock; 150,001 shares authorized, issued and outstanding of Class B common stock; 400,001 shares authorized, issued and outstanding of Class C common stock.

      In connection with the merger of Fortis, Inc. and Assurant, Inc., each share of Fortis, Inc. Class A common stock was exchanged for 10.75882039 shares of common stock of Assurant, Inc., which totaled 83,380,858 shares. Also, the Class B common stock and Class C common stock outstanding were converted into an aggregate of 25,841,418 shares of common stock of Assurant, Inc. These events resulted in 109,222,276 shares of common stock outstanding.

      In connection with the IPO the Company issued 32,976,854 shares of common stock to Fortis Insurance N.V. in exchange for $725,500 capital contribution. The Company also issued 68,976 shares to certain officers of the Company. These events resulted in 142,268,106 shares of common stock outstanding as of February 5, 2004.

      The Company is authorized to issue 800,000,000 shares of common stock. The 150,001 shares of Class B and 400,001 shares of Class C common stock, per the Restated Certificate of Incorporation of Assurant, Inc., are still authorized but have not been retired and it’s management intent not to reissue these shares.

     Preferred Stock

      The Board of Directors of the Company has designated Preferred Stock shares as Series B and Series C (see Note 11).

13.     Statutory Information

      The Company’s insurance subsidiaries prepare financial statements on the basis of statutory accounting practices (“SAP”) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and administrative rules.

      The principal differences between SAP and GAAP are: 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP; 2) the value of business acquired is not capitalized under SAP but is under GAAP; 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided; 4) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP; 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; 7) certain assets are not admitted for purposes of determining surplus under SAP; and 8) the criteria for obtaining reinsurance accounting treatment is different under SAP than under GAAP.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The combined statutory net income and capital and surplus of the insurance subsidiaries follow:

	Years Ended and at December 31,

	2003	2002	2001

	(Unaudited)
Statutory Net Income	$431,636	$387,639	$156,121

Statutory Capital and Surplus	$2,126,190	$1,939,616	$1,767,624

      Insurance enterprises are required by state insurance departments to adhere to minimum risk-based capital (“RBC”) requirements developed by the NAIC. All of the Company’s insurance subsidiaries exceed minimum RBC requirements.

      The payment of dividends to the Company by the Company’s insurance subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiaries’ domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which the Company’s subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In some states the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by the Company’s insurance subsidiaries to the Company (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. As part of the regulatory approval process for the acquisition of American Bankers Insurance Group (“ABIG”) in 1999, the Company entered into an agreement with the Florida Insurance Department pursuant to which American Bankers Insurance Company and American Bankers Life Assurance Company have agreed to limit the amount of ordinary dividends they would pay to the Company to an amount no greater than 50% of the amount otherwise permitted under Florida law. This agreement expires in August 2004. In addition, the Company entered into an agreement with the New York Insurance Department as part of the regulatory approval process for the merger of Bankers American Life Assurance Company, one of the Company’s New York-domiciled insurance subsidiaries, into First Fortis Life Insurance Company (“FFLIC”) in 2001, pursuant to which FFLIC agreed not to pay any dividends to the Company until fiscal year 2004. No assurance can be given that there will not be further regulatory actions restricting the ability of the Company’s insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that the Company’s subsidiaries could pay to the Company in 2004 without regulatory approval is approximately $302,000 (Unaudited).

14.     Reinsurance

      In the ordinary course of business, the Company is involved in both the assumption and cession of reinsurance with non-affiliated companies. The following table provides details of the reinsurance recoverables balance for the years ended December 31:

	2003	2002

Ceded future policy holder benefits and expense	$2,550,566	$2,451,700
Ceded unearned premium	971,315	1,277,238
Ceded claims and benefits payable	788,215	743,899
Ceded paid losses	135,169	177,072

Total	$4,445,265	$4,649,909

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The effect of reinsurance on premiums earned and benefits incurred was as follows:

	Years Ended December 31,

	2003			2002			2001

	Long	Short		Long	Short		Long	Short
	Duration	Duration	Total	Duration	Duration	Total	Duration	Duration	Total

Gross earned Premiums and other considerations	$1,851,451	$6,266,163	$8,117,614	$1,961,426	$5,852,112	$7,813,538	$1,935,214	$5,927,158	$7,862,372
Premiums assumed	22,272	531,652	553,924	59,813	455,853	515,666	82,663	152,953	235,616
Premiums ceded	(525,967)	(1,988,799)	(2,514,766)	(652,059)	(1,995,549)	(2,647,608)	(748,872)	(2,106,931)	(2,855,803)

Net earned premiums and other considerations	$1,347,756	$4,809,016	$6,156,772	$1,369,180	$4,312,416	$5,681,596	$1,269,005	$3,973,180	$5,242,185

Gross policyholder benefits	$1,977,338	$2,975,497	$4,952,835	$2,026,418	$2,777,647	$4,804,065	$1,654,973	$2,850,583	$4,505,556
benefits assumed	12,761	475,754	488,515	64,189	423,776	487,965	81,575	210,637	292,212
benefits ceded	(936,785)	(846,802)	(1,783,587)	(1,046,195)	(810,660)	(1,856,855)	(691,138)	(866,539)	(1,557,677)

Net policyholder benefits	$1,053,314	$2,604,449	$3,657,763	$1,044,412	$2,390,763	$3,435,175	$1,045,410	$2,194,681	$3,240,091

      The Company had $624,044 of invested assets held in trusts or by custodians as of December 31, 2003 for the benefit of others related to certain reinsurance arrangements.

      The Company utilizes ceded reinsurance for loss protection and capital management, business dispositions, and in the Solutions’ segment, for client risk and profit sharing.

     Loss Protection and Capital Management

      As part of the Company’s overall risk and capacity management strategy, the Company purchases reinsurance for certain risks underwritten by the Company’s various segments, including significant individual or catastrophic claims, and to free up capital to enable the Company to write additional business.

      For those product lines where there is exposure to catastrophes, the Company closely monitors and manages the aggregate risk exposure by geographic area and the Company has entered into reinsurance treaties to manage exposure to these types of events.

      Under indemnity reinsurance transactions in which the Company is the ceding insurer, the Company remains liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, the Company has control procedures in place to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as on developing strong relationships with the Company’s reinsurers for the sharing of risks.

     Business Divestitures

      The Company has used reinsurance to exit certain businesses, such as the disposals of FFG (see note 4) and LTC. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business segments that the Company retained. Assets backing liabilities ceded related to these businesses are held in trusts for the benefit of the Company and the separate accounts relating to FFG are still reflected in the Company’s balance sheet.

      The reinsurance recoverable from The Hartford was $1,536,568 and $1,557,660 as of December 31, 2003 and 2002, respectively. The reinsurance recoverable from John Hancock was $873,477 and $697,365 as of December 31, 2003 and 2002, respectively. The Company would be responsible for administering this business

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the event of a default by reinsurers. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, the Company will be obligated to make these payments.

     Solutions’ Segment Client Risk and Profit Sharing

      The Assurant Solutions segment writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

      A substantial portion of Assurant Solutions’ reinsurance activities are related to agreements to reinsure premiums generated by certain clients to the clients’ own captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. Collateral is generally obtained in amounts equal to the outstanding reserves when captive companies are not authorized to operate in the Company’s insurance subsidiary’s state of domicile as required by statutory accounting principles.

      The Company’s reinsurance agreements do not relieve the Company from its direct obligation to its insureds. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed in the reinsurance agreements. To minimize its exposure to reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and holds substantial collateral (in the form of funds, trusts, and letters of credit) as security under the reinsurance agreements.

15.     Reserves

      The following table provides reserve information by the Company’s major lines of business at the dates shown:

	December 31, 2003			December 31, 2002

	Future Policy		Claims and	Future Policy		Claims and
	Benefits and	Unearned	Benefits	Benefits and	Unearned	Benefits
	Expenses	Premiums	Payable	Expenses	Premiums	Payable

Long Duration Contracts:
Pre-funded funeral life insurance policies and investment-type annuity contracts	$2,275,887	$2,901	$13,943	$1,990,554	$3,289	$14,634
Life insurance no longer offered	688,318	1,310	3,890	693,333	1,392	5,182
Universal life and annuities no longer offered	321,578	1,106	16,558	334,039	541	11,867
FFG and LTC disposed businesses	2,744,255	47,863	176,763	2,619,202	48,497	138,604
All other	205,102	57,119	150,906	169,719	75,124	166,848

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2003			December 31, 2002

	Future Policy		Claims and	Future Policy		Claims and
	Benefits and	Unearned	Benefits	Benefits and	Unearned	Benefits
	Expenses	Premiums	Payable	Expenses	Premiums	Payable

Short Duration Contracts:
Group term life	—	13,054	394,293	—	11,270	456,642
Group disability	—	3,940	1,374,551	—	3,949	1,298,704
Medical	—	66,711	266,482	—	42,629	201,700
Dental	—	7,295	39,312	—	7,753	44,545
Property and Warranty	—	1,148,941	621,128	—	1,134,626	535,832
Credit Life and Disability	—	758,633	403,267	—	1,074,053	445,657
Extended Service Contract	—	1,022,926	18,142	—	803,031	16,719
Other	—	2,048	33,574	—	1,482	37,206

Total	$6,235,140	$3,133,847	$3,512,809	$5,806,847	$3,207,636	$3,374,140

      The following table provides a roll forward of the claims and benefits payable for the Company’s group term life, group disability, medical and property and warranty lines of business. These are the Company’s product lines with the most significant short duration claims and benefits payable balances. The majority of the Company’s credit life and disability claims and benefits payable are ceded to reinsurers. The Company’s net retained credit life and disability claims and benefits payable were $129,406, $134,715 and $191,343 at December 31, 2003, 2002 and 2001, respectively.

				Property and
	Group Term Life	Group Disability	Medical	Warranty

Balance as of January 1, 2001, gross of reinsurance	$399,342	$1,135,696	$249,075	$524,748
Less: Reinsurance ceded and other(1)	(44)	(30,379)	(2,313)	(295,541)

Balance as of January 1, 2001, net of reinsurance	399,298	1,105,317	246,762	229,207
Incurred losses related to:
Current year	250,583	355,160	871,045	388,946
Prior Year	(34,580)	(7,266)	(48,266)	(26,834)

Total incurred losses	216,003	347,894	822,779	362,112
Paid losses related to:
Current year	149,752	68,638	682,678	276,582
Prior Year	51,664	215,040	188,070	93,917

Total paid losses	201,416	283,678	870,748	370,499
Balance as of December 31, 2001, net of reinsurance(1)	413,885	1,169,533	198,793	220,820
Add back: Reinsurance ceded and other	42	33,148	11,089	280,175
Acquisition(2)	24,277	1,018	—	—

Balance as of December 31, 2001, gross of reinsurance	438,204	1,203,699	209,882	500,995
Less: Reinsurance ceded and other(1)	(42)	(33,148)	(11,089)	(280,175)

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Property and
	Group Term Life	Group Disability	Medical	Warranty

Balance as of January 1, 2002, net of reinsurance	438,162	1,170,551	198,793	220,820
Incurred losses related to:
Current year	243,855	353,439	757,580	429,174
Prior Year	(28,586)	(2,896)	(42,585)	2,231

Total incurred losses	215,269	350,543	714,995	431,405
Paid losses related to:
Current year	148,484	63,809	577,233	286,272
Prior Year	50,667	225,450	147,746	116,802

Total paid losses	199,151	289,259	724,979	403,074
Balance as of December 31, 2002, net of reinsurance	454,280	1,231,835	188,809	249,151
Add back: Reinsurance ceded and other(1)	2,362	66,869	12,891	286,681

Balance as of December 31, 2002, gross of reinsurance	$456,642	$1,298,704	$201,700	$535,832
Less: Reinsurance ceded and other(1)	(2,362)	(66,869)	(12,891)	(286,681)

Balance as of January 1, 2003, net of reinsurance	454,280	1,231,835	188,809	249,151
Incurred losses related to:
Current year	228,257	374,336	860,772	529,501
Prior Year	(92,781)	53,047	(58,369)	(13,076)

Total incurred losses	135,476	427,383	802,403	516,425
Paid losses related to:
Current year	144,152	56,563	610,119	351,439
Prior Year	51,348	249,141	116,845	121,552

Total paid losses	195,500	305,704	726,964	472,991
Balance as of December 31, 2003, net of reinsurance	394,256	1,353,514	264,248	292,585
Add back: Reinsurance ceded and other(1)	37	21,037	2,334	328,543

Balance as of December 31, 2003, gross of reinsurance	$394,293	$1,374,551	$266,582	$621,128

(1)	The “other” in reinsurance ceded and other included $13,300 and $10,500 in 2002 and 2001, respectively, of liability balances primarily related to Medical Savings Accounts. In 2003, Medical Savings Accounts were transferred to an external third party administrator.

(2)	Represents claims and benefits payable balances assumed as part of the DBD acquisition.

      The claims and benefits payable include claims in process as well as provisions for incurred but not reported claims. Such amounts are developed using actuarial principles and assumptions that consider, among other things, contractual requirements, historical utilization trends and payment patterns, benefits changes, medical inflation, seasonality, membership, product mix, legislative and regulatory environment, economic factors, disabled life mortality and claim termination rates and other relevant factors. The Company

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consistently applies the principles and assumptions listed above from year to year, while also giving due consideration to the potential variability of these factors.

      Because claims and benefits payable include estimates developed from various actuarial methods, the Company’s actual losses incurred may be more or less than the Company’s previously developed estimates. As shown in the table above, for each of the years ended December 31, 2003, 2002 and 2001 the amounts listed on the line labeled “Incurred losses related to: Prior year” are negative (redundant) for the Group Term Life and Medical lines of business. This means that the Company’s actual losses incurred related to prior years for these lines were less than the estimates previously made by the Company. For Group Disability, the amounts listed are negative (redundant) for the years ended December 31, 2002 and 2001, and positive (deficient) for the year ended December 31, 2003. This means that for 2002 and 2001, the Company’s actual losses incurred related to prior years for this line were less than what was estimated, while for 2003, actual losses incurred related to prior years were greater than what was previously estimated by the Company.

      The Group Disability reserve deficiency in 2003, and its related upward revision reflects the result of reserve adequacy studies concluded in the third quarter of 2003. Based on results of those studies, reserves were increased by $44,000, almost all of which was attributable to a reduction in the discount rate to reflect current yields on invested assets. The Group Disability reserve redundancies in 2002 and 2001, which were less than 1% of prior year reserves, arose as a result of our actual claim recovery rates exceeding those assumed in our beginning-of-year case reserves, after taking into account an offset of one less year of discounting reflected in the Company’s end-of-year case reserves.

      The Group Term Life reserve redundancy in 2003, and its related downward revision reflects the results of reserve adequacy studies conducted in the third quarter of 2003. Based on the results of those studies, reserves were reduced by $59,000. The change in estimate reflects an increase in the discount rate, lower mortality rates and higher recovery rates. These changes were made to reflect current yields on invested assets, and recent mortality and recovery experience. Another portion of the Group Term Life reserve redundancies in all years was caused by actual mortality rates being lower than assumed in our beginning-of-year reserves and recovery rates being higher than assumed in our beginning-of-year waiver of premium reserves. The remaining redundancy and related downward revision were due to shorter-than-expected lags between incurred claim dates and paid claim dates. These amounts were offset by one less year of discounting reflected in the Company’s end-of-year waiver of premium reserves.

      The conclusion of the reserve studies determined that, in the aggregate, the reserves were redundant. The reserve discount rate on all claims was changed to reflect the continuing low interest rate environment. The net impact of these adjustments was a reduction in reserves of approximately $18,000, which includes $3,000 of reserve release relating to the group dental business.

      The redundancies in our Medical line of business, and the related downward revisions in the Company’s Medical reserve estimates, were caused by the Company’s claims developing more favorably than expected. The Company’s actual claims experience reflected lower medical provider utilization and lower medical inflation than assumed in the Company’s prior-year pricing and reserving processes.

      The redundancy in the Company’s Property and Warranty lines of business, and the related downward revision in the Company’s estimated reserves in 2001 occurred mostly in the Company’s credit unemployment and credit property insurance coverages, whereas the other coverages showed immaterial adjustments to prior year incurred losses. The small deficiency in 2002 largely reflected a shift in the mix of business away from the credit property and unemployment product lines. In addition, an increase in the claim frequency of unemployment contributed to additional development and the small deficiency experienced in 2002. In 2003, unemployment claim frequencies stabilized, contributing to a modest redundancy. These changes reflect experience gains and losses from actual claim frequencies differing from best estimate claim frequencies, and differences in actual versus best estimate paid claim lag rates.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the longer-tail Property and Warranty coverages (e.g. asbestos, environmental, other general liability and personal accident), there were no changes in estimated amounts for incurred claims in prior years for all years.

     Long Duration Contracts

      The Company’s long duration contracts are comprised of pre-funded funeral life insurance policies and annuity contracts, life insurance policies no longer offered, universal life and annuities no longer offered and FFG and LTC disposed businesses. The principal products and services included in these categories are described in the summary of significant accounting polices (see note 2).

      The Company’s PreNeed segment distributes pre-funded funeral insurance products through two separate divisions, the independent division and the AMLIC division. The reserves for future policy benefits and expenses for pre-funded funeral life and annuity contracts and life insurance no longer offered by the PreNeed segment differ by division and are established based upon the following assumptions:

     PreNeed Segment — Independent Division

      Interest and discount rates for pre-funded funeral life insurance are level, vary by year of issuance and product, and ranged from 7.0% to 7.3% in 2003 and 2002 before provisions for adverse deviation, which ranged from 0.2% to 0.5% in both 2003 and 2002.

      Interest and discount rates for pre-funded life insurance no longer offered vary by year of issuance and products and were 7.5% grading to 5.3% over 20 years in 2003 and 2002 with the exception of a block of pre-1980 business which had a level 8.8% discount rate in both 2003 and 2002.

      Mortality assumptions are based upon pricing assumptions and modified to allow provisions for adverse deviation. Surrender rates vary by product and are based upon pricing assumptions. The weighted average lapse rate, including surrenders, for all life policies issued by the independent channel was approximately 2.7% and 3.2% in 2003 and 2002, respectively.

      Future policy benefit increases on pre-funded life insurance policies ranged from 1.0% to 7.0% in 2003 and 2002. Some policies have future policy benefit increases, which are guaranteed or tied to equal some measure of inflation. The inflation assumption for these inflation-linked benefits was 3.0% in 2003 and 2002. Traditional life products issued by the PreNeed segment have level benefits.

      The reserves for annuities issued by the independent division are based on assumed interest rates credited on deferred annuities, which vary by year of issuance, and ranged from 2.5% to 5.5% in 2003 and 2002. Withdrawal charges, if any, generally range from 7.0% to 0%, grading to zero over a period of seven years for business issued in the United States. Canadian annuity products have a surrender charge that varies by product series and premium paying period, typically grading to zero after all premiums have been paid.

     PreNeed Segment — AMLIC Division

      Interest and discount rates for pre-funded funeral life insurance policies issued October 2000 and beyond vary by issue year and are based on pricing assumptions and modified to allow for provisions for adverse deviation. 2003 issues used a level 4.8% discount rate, 2002 issues used a level 5.8% discount rate and 2001 issues used a discount rate of 6.0%. Pre-funded funeral life insurance policies issued prior to October 2000 and all traditional life policies issued by the AMLIC division use discount rates, which vary by issue year and product and ranged from 2.5% to 7.5% in 2003 and 2002.

      Mortality assumptions for pre-funded funeral life insurance products issued in October 2000 and beyond are based upon pricing assumptions, which approximate actual experience, and modified to allow for provisions for adverse deviation. Surrender rates for pre-funded funeral life insurance products issued in

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2000 and beyond vary by product and are based upon pricing assumptions, which approximate actual experience. Mortality assumptions for all prefunded funeral life insurance and traditional life insurance issued by the AMLIC division prior to October 2000 are based on Statutory valuation requirements with no explicit provision for lapses. The weighted average lapse rate, including surrenders, for all life policies issued by the AMLIC division was approximately 1.0% and 1.1% in 2003 and 2002, respectively.

      Future policy benefit increases are based upon pricing assumptions. First-year guaranteed benefit increases range from 0.0% to 6.0% in 2003 and 2002. Renewal guaranteed benefit increases range from 0.0% to 3.0% in 2003 and 2002. For contracts with minimum benefit increases associated with an inflation index, assumed benefit increases equaled the discount rate less 3.0% in 2003 and 2002.

      The reserves for annuities issued by the AMLIC division are based on assumed interest rates credited on deferred annuities and ranged from 1.0% to 6.5% in 2003 and 2002. Withdrawal charges ranged from 0.0% to 8.0% grading to zero over eight years for business issued in the United States. Canadian annuity products have a flat 35% surrender charge. Nearly all the deferred annuities contracts have a 3.0% guaranteed interest rate.

     Universal Life and Annuities — No Longer Offered

      The reserves for universal life and annuity products no longer offered in the Assurant Solutions segment have been established based on the following assumptions: Interest rates credited on annuities, which vary by product and time when funds were received, and ranged from 3.5% to 4.0% in 2003 and were universally 4.0% in 2002. Guaranteed crediting rates on annuities range from 3.5% to 4.0%. Annuities are also subject to surrender charges, which vary by contract year and grade to zero over a period no longer than seven years. Surrender values will never be less than the amount of paid-in premiums (net of prior withdrawals) regardless of the surrender charge. Credited interest rates on universal life funds vary by product and the funds received ranged from 4.0% to 5.5% in 2003 and 2002. Guaranteed crediting rates where present are equal to 4.0%. Additionally, universal life funds are subject to surrender charges that vary by product, age, sex, year of issue, risk class, face amount and grade to zero over a period not longer than 20 years.

     FFG and LTC

      A description of the disposal of FFG can be found in the dispositions footnote (see note 4). The reserves for FFG and LTC are included in the Company’s reserves in accordance with FAS 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. The Company maintains an offsetting reinsurance recoverable related to these reserves (see note 14).

     Short Duration Contracts

      The Company’s short duration contracts are comprised of group term life, group disability, medical and dental, property, credit, warranty and all other. The principal products and services included in these categories are described in the summary of significant accounting polices (see note 2).

      The disability category includes short and long term disability products. Claims and benefits payable for long-term disability have been discounted at 5.25% in 2003. The December 31, 2003 and 2002 liabilities include $1,318,186 and $1,201,592, respectively, of such reserves. The amount of discounts deducted from outstanding reserves as of December 31, 2003 and 2002 are $440,460 and $460,937, respectively.

16.     Fair Value Disclosures

      Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (“FAS 107”) requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the consolidated balance sheets. In the measurement of the fair value of certain financial

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments, if quoted market prices were not available other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. Additionally, FAS 107 excludes certain financial instruments including those related to insurance contracts.

      In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

      Cash, cash equivalents and short-term investments: the carrying amount reported approximates fair value because of the short maturity of the instruments.

      Fixed maturity securities: the fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

      Equity securities: fair value of equity securities and non-sinking fund preferred stocks is based upon quoted market prices.

      Commercial mortgage loans and policy loans: the fair values of mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans with similar characteristics are aggregated for purposes of the calculations. The carrying amounts of policy loans reported in the balance sheets approximate fair value.

      Other investments: the fair values of joint ventures are calculated based on fair market value appraisals. The invested assets related to the modified coinsurance arrangements are classified as trading securities and are reported at fair value. The carrying amounts of the remaining other investments approximate fair value.

      Policy reserves under investment products: the fair values for the Company’s policy reserves under the investment products are determined using cash surrender value.

      Separate account assets and liabilities: separate account assets and liabilities are reported at their estimated fair values in the balance sheet.

	December 31, 2003		December 31, 2002

	Carry Value	Fair Value	Carry Value	Fair Value

Financial assets
Cash and cash equivalents	$958,197	$958,197	$610,694	$610,694
Fixed maturities	8,728,838	8,728,838	8,035,530	8,035,530
Equity securities	456,440	456,440	271,700	271,700
Commercial mortgage loans on real estate	932,791	1,035,138	841,940	969,247
Policy loans	68,185	68,185	69,377	69,377
Short-term investments	275,878	275,878	684,350	684,350
Other investments	461,473	505,466	181,181	213,882
Assets held in separate accounts	3,805,058	3,805,058	3,411,616	3,411,616
Financial liabilities
Policy reserves under investment products (Individual and group annuities, subject to discretionary withdrawal)	$777,854	$768,857	$667,319	$659,449
Liabilities related to separate accounts	3,805,058	3,805,058	3,411,616	3,411,616

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of the Company’s liabilities for insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

17.     Retirement and Other Employee Benefits

      The Company and its subsidiaries participate in a noncontributory defined benefit pension plan covering substantially all of their employees. Benefits are based on certain years of service and the employee’s compensation during certain such years of service. The Company’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time up to the maximum permitted. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company also has noncontributory, nonqualified supplemental programs covering certain employees.

      In addition, the Company provides certain life and healthcare benefits for retired employees and their dependents. Substantially all employees of the Company may become eligible for these benefits depending on age and years of service. The Company has the right to modify or terminate these benefits.

      Summarized information on the Company’s qualified pension benefits and postretirement plans for the years ended December 31 is as follows:

	Pension Benefits			Retirement Health Benefits

	2003	2002	2001	2003	2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	$(269,959)	$(236,500)	$(216,588)	$(46,405)	$(37,763)	$(33,334)
Service cost	(15,269)	(12,166)	(11,317)	(2,311)	(1,913)	(1,662)
Interest cost	(17,945)	(16,806)	(16,481)	(3,144)	(2,847)	(2,604)
Amendments	(115)	—	(2,524)	—	—
Actuarial loss	(36,010)	(18,141)	(21,494)	(340)	(3,785)	(2,960)
Acquisition	—	—	—	—	(1,297)	—
Curtailments gains	—	—	3,910	—	—	1,787
Settlements gains	—	—	14,483	—	—	—
Benefits paid (including admin. expenses)	15,114	13,654	13,511	1,171	1,200	1,010

Benefit obligation at end of year	(324,184)	(269,959)	(236,500)	(51,029)	(46,405)	(37,763)

Change in plan assets
Fair value of plan assets at beginning of year	174,601	178,966	190,508	—	—	—
Actual return on plan assets	46,684	(24,961)	(2,798)	578	—	—
Employer contributions	58,558	35,000	20,000	7,130	1,201	1,010
Settlements gains	—	—	(14,483)	—	—	—
Benefits paid	(15,877)	(14,404)	(14,261)	(1,172)	(1,201)	(1,010)

Fair value of plan assets at end of year	263,966	174,601	178,966	6,536	—	—

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits			Retirement Health Benefits

	2003	2002	2001	2003	2002	2001

Funded status at end of year	(60,218)	(95,358)	(57,534)	(44,493)	(46,405)	(37,763)
Unrecognized actuarial loss (gain)	91,531	84,215	22,756	1,684	1,777	(2,008)
Unrecognized prior service cost	21,360	17,743	20,689	13,130	14,438	15,780

Net amount recognized	$52,673	$6,600	$(14,089)	$(29,679)	$(30,190)	$(23,991)

Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	$(13,551)	$(59,624)	$(14,089)	$(29,679)	$(30,190)	$(23,991)
Intangible asset	17,743	17,743	—	—	—	—
Accumulated other comprehensive income	48,481	48,481	—	—	—	—

Net amount recognized	$52,673	$6,600	$(14,089)	$(29,679)	$(30,190)	$(23,991)

      The curtailment and settlement gains in 2001 resulted from the sale of FFG (see note 4).

      The Company’s nonqualified plans are unfunded. At December 31, 2003, 2002 and 2001 the nonqualified plans had projected benefit obligations of $71,634, $64,118 and $52,790 respectively, and accumulated benefit obligations of $62,176, $53,511 and $44,495, respectively. A minimum pension liability of $5,750 for these plans was also recorded in accumulated other comprehensive income in 2003 and 2002.

      Information for Pension Plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Benefits

	2003	2002	2001

Projected benefit obligation	$324,184	$269,959	$236,500
Accumulated benefit obligation	277,455	234,225	196,186
Fair value of plan assets	263,966	174,601	178,966

      Components of net pension cost for the year ended December 31 were as follows:

	Pension Benefits			Retirement Health Benefits

	2003	2002	2001	2003	2002	2001

Service cost	$15,269	$12,166	$11,317	$2,311	$1,913	$1,662
Interest cost	17,945	16,805	16,481	3,144	2,847	2,604
Expected return on plan assets	(19,433)	(17,606)	(15,849)	(143)	—	—
Amortization of prior service cost	2,960	2,946	2,713	1,307	1,343	1,343
Amortization of transition (asset)	—	—	(171)	—	—	—
Amortization of net (gain) loss	2,207	—	—	—	—	(19)
Curtailments loss	—	—	2,059	—	—	28
Settlements loss	—	—	913	—	—	—

Net periodic benefit cost	$18,948	$14,311	$17,463	$6,619	$6,103	$5,618

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Determination of the projected benefit obligation was based on the following weighted average assumptions at December 31:

	Pension Benefits			Retirement Health Benefits

	2003	2002	2001	2003	2002	2001

Discount rate	6.20%	6.75%	7.40%	6.20%	6.75%	7.40%

      Determination of the net periodic benefit cost was based on the following weighted average assumptions for the year ended December 31:

	Pension Benefits				Retirement Health Benefits

	2003	2002	2001		2003	2002	2001

Discount rate	6.75%	7.40%	7.56	%(1)	6.75%	7.40%	7.56	%(1)
Expected long-term return on plan assets	8.25%	8.25%	9.00%		8.25%	8.25%	9.00%

(1)	7.75% for the first three months of 2001 and 7.50% for the last nine months of 2001.

      To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the targeted asset allocation to develop the expected long-term rate of return on asset assumptions for the portfolio. This resulted in the selection of the 8.25% assumption for the fiscal year 2003 and 2002, and 9.00% for the fiscal year 2001.

      Assumed health care cost trend rates at December 31:

	Retirement Health Benefits

	2003	2002	2001

Health care cost trend rate assumed for next year	10.0%	11.0%	12.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2008	2008	2008

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	Retirement Health Benefits

	2003	2002	2001

One percentage point increase in health care cost trend rate
Effect on total of service and interest cost components	$57	$50	$45
Effect on postretirement benefit obligation	783	712	683
One percentage point decrease in health care cost trend rate
Effect on total of service and interest cost components	(55)	(48)	(47)
Effect on postretirement benefit obligation	(745)	(677)	(650)

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s pension plans and other post retirement benefit plans weighted-average asset allocation at December 31 by asset category are as follows:

	Pension Benefits			Retirement Health Benefits

	2003	2002	2001	2003	2002	2001

Assets Category
Equity securities	77.5%	61.7%	63.3%	77.5%	0.0%	N/A
Debt securities	21.4%	19.3%	35.3%	21.4%	0.0%	N/A
Real estate	0.0%	0.0%	0.0%	0.0%	0.0%	N/A
Other	1.1%	19.0%	1.4%	1.1%	100.0%	N/A

Total	100.0%	100.0%	100.0%	100.0%	100.0%	N/A

      The goals of the asset strategy are to determine if the growth in the value of the fund over the long-term, both in real and nominal terms and manage (control) risk exposure. Risk is managed by investing in a broad range of asset classes, and within those asset classes, a broad range of individual securities.

      The Investment Committee that oversees the investment of the plan assets conducted a review of the Investment Strategies and Policies of the Plan in the 4th quarter of 2001. This included a review of the strategic asset allocation, including the relationship of the Plan liabilities and portfolio structure. As a result of this review, the Investment Committee has adopted a target asset allocation and modified the ranges:

	Low	Target	High

Debt securities	20%	25%	30%
Equity securities	65%	75%	85%

      The equity securities category includes both domestic and foreign equity securities. The target asset equity security allocation of U.S. and foreign securities is 60% and 15%, respectively.

      The Company expects to contribute $11,000 to its pension plans and $1,200 to its retirement health benefit plan in 2004.

      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Retirement
	Pension	Health
	Benefits	benefits

2004	$20,563	$1,585
2005	21,957	1,795
2006	23,399	2,038
2007	24,892	2,313
2008	26,436	2,591
Year 2009-2013	158,025	18,147

Total	$275,272	$28,469

      The Company and its subsidiaries have a defined contribution plan covering substantially all employees which provides benefits payable to participants on retirement or disability and to beneficiaries of participants in the event of the participant’s death. Amounts contributed to the plan and expensed by the Company were $24,684, $23,669 and $21,792 in 2003, 2002 and 2001, respectively.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.     Deferred Policy Acquisition Costs

      Information about deferred policy acquisition costs follows:

	December 31,

	2003	2002	2001

Beginning Balance	$1,313,594	$1,094,765	$1,283,966
Costs deferred	960,944	1,002,585	1,075,473
Amortization	(885,301)	(782,473)	(729,223)
Recovery of acquisition costs on FFG and LTC reinsurance	—	—	(531,329)
Other	4,444	(1,283)	(4,122)

Ending Balance	$1,393,681	$1,313,594	$1,094,765

19.     Goodwill and VOBA

      Information about goodwill and VOBA follows:

	Goodwill for the Year Ended			VOBA for the Year Ended
	December 31,			December 31,

	2003	2002	2001	2003	2002	2001

Beginning Balance	$834,138	$2,089,704	$1,995,155	$215,245	$308,933	$471,895
Acquisitions (Dispositions)	—	—	208,410	—	—	(16,310)
Amortization, net of interest accrued	—	—	(113,300)	(23,848)	(93,712)	(146,480)
Impairment charge	—	(1,260,939)	—	—	—	—
Foreign Currency Translation and Other	(5,615)	5,373	(561)	532	24	(172)

Ending Balance	$828,523	$834,138	$2,089,704	$191,929	$215,245	$308,933

      As prescribed under FAS 142, starting January 1, 2002, the Company has assigned goodwill to its reportable segments. Below is a rollforward of goodwill by reportable segment. This assignment of goodwill is performed only for FAS 142 impairment testing purposes.

			Employee
	Solutions	Health	Benefits	PreNeed	Consolidated

Balance at December 31, 2001	$1,654,101	$217,553	$179,964	$38,086	$2,089,704
Impairment charge	(1,260,939)	—	—	—	(1,260,939)
Foreign Currency Translation and Other	(2,367)	56	7,632	52	5,373

Balance at December 31, 2002	$390,795	$217,609	$187,596	$38,138	$834,138

Foreign Currency Translation and Other	(5,467)	61	(1,178)	969	(5,615)

Balance at December 31, 2003	$385,328	$217,670	$186,418	$39,107	$828,523

      Prior to January 1, 2002 goodwill was amortized over 20 years. Upon the adoption of FAS 142, amortization of goodwill ceased and the Company recognized a $1,260,939 impairment charge reflecting the

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cumulative effect of change in accounting principle. Had the provisions of FAS 142 been applied as of January 1, 2001 net income would have been adjusted as follows:

	Years Ended December 31,

	2003	2002	2001

Net income (loss), as reported	$185,652	$(1,001,199)	$98,053
Goodwill amortization, net of tax	—	—	113,300

Net income (loss) excluding goodwill amortization	185,652	(1,001,199)	211,353

Net income (loss) per share	$1.70	$(9.17)	$1.94

      As of December 31, 2003, the majority of the outstanding balance of VOBA is in the Company’s PreNeed segment. VOBA in the PreNeed segment assumes an interest rate ranging from 6.5% to 7.5%.

      At December 31, 2003 the estimated amortization of VOBA for the next five years is as follows:

Year	Amount

2004	$21,178
2005	18,943
2006	17,096
2007	15,488
2008	13,903

20.     Segment Information

      The Company has five reportable segments, which are defined based on the nature of the products and services offered: Solutions, Health, Employee Benefits, PreNeed, and Corporate and Other. Solutions provides credit insurance, including life, disability and unemployment, debt protection administration services, creditor-placed homeowners insurance and manufactured housing homeowners insurance. Health provides individual, short-term and small group health insurance. Employee Benefits provides employee-paid dental insurance and employer-paid dental, disability and life insurance products and related services. PreNeed provides life insurance policies and annuity products that provide benefits to fund pre-arranged funerals. Corporate and Other includes activities of the holding company, financing expenses, net realized gains (losses) on investments, interest income earned from short-term investments held and interest income from excess surplus of insurance subsidiaries not allocated to other segments. Corporate and Other also includes results of operations of FFG, from January 1, 2001 to March 31, 2001, the period prior to its disposition. Corporate and Other also includes the amortization of deferred gains associated with the portions of the sales of FFG and LTC (a business sold on March 1, 2000) through reinsurance agreements.

      The Company evaluates performance based on segment income after-tax excluding impairments and amortization of goodwill. The Company determines reportable segments in a manner consistent with the way the Company organizes for purposes of making operating decisions and assessing performance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (See note 2).

      The Company allocates a notional amount of invested assets to the segments primarily based on future policy benefits, claims and unearned premiums and capital allocated to each segment. The Company assigns net deferred acquisition costs, value of businesses acquired, reinsurance recoverables and other assets and liabilities to the respective segments where those assets or liabilities originate.

      Net investment income is allocated based on a segment’s proportional share of assets and capital required to support its business.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In August 2003, the Company began to utilize derivative instruments in managing the PreNeed segment’s exposure to inflation risk. The derivative instrument, a Consumer Price Index Cap (the “CPI CAP”), limits the inflation risk on certain policies to a maximum of 5% and has a notional amount of $454,000 amortizing to zero over 20 years. The CPI CAP does not qualify under GAAP as an effective hedge; therefore, it is marked-to-marked on a quarterly basis and the accumulated gain or loss is recognized in the results of operations in fees and other income. As of December 31, 2003, the CPI CAP included in other assets amounted to $8,800 and the income recorded in the results of operations totaled $100.

      The following tables summarize selected financial information by segment for the year ended and as of December 31, 2003, 2002 and 2001:

	Year Ended December 31, 2003

			Employee		Corporate &
	Solutions	Health	Benefits	PreNeed	Other	Consolidated

Revenues
Net earned premiums and other considerations	$2,361,815	$2,009,248	$1,256,430	$529,279	$—	$6,156,772
Net investment income	186,850	49,430	139,956	188,224	42,853	607,313
Net realized gains on investments	—	—	—	—	1,868	1,868
Amortization of deferred gain on disposal of businesses	—	—	—	—	68,277	68,277
Fees and other income	129,482	32,255	53,793	5,315	11,138	231,983

Total revenues	2,678,147	2,090,933	1,450,179	722,818	124,136	7,066,213
Benefits, losses and expenses
Policyholder benefits	899,229	1,317,046	920,948	520,540	—	3,657,763
Amortization of deferred acquisition costs and value of business acquired	732,470	71,295	—	105,384	—	909,149
Underwriting, general and administrative expenses	857,730	517,988	433,192	41,558	69,521	1,919,989
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	114,133	114,133
Interest premium on redemption of preferred securities of subsidiary trusts	—	—	—	—	205,822	205,822

Total benefits, losses and expenses	2,489,429	1,906,329	1,354,140	667,482	389,476	6,806,856

Segment income (loss) before income tax	188,718	184,604	96,039	55,336	(265,340)	259,357
Income taxes	55,529	63,591	34,472	19,314	(99,201)	73,705

Segment income (loss) after tax	$133,189	$121,013	$61,567	$36,022	$(166,139)	$185,652

Net income						$185,652

Segment Assets:
Segments assets, excluding goodwill	$6,885,077	$1,129,614	$2,412,924	$3,718,354	$8,753,827	22,899,796

Goodwill						828,523

Total assets						$23,728,319

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2002

			Employee		Corporate &
	Solutions	Health	Benefits	PreNeed	Other	Consolidated

Revenues
Net earned premiums and other considerations	$2,077,277	$1,833,656	$1,232,942	$537,721	$—	$5,681,596
Net investment income	205,037	55,268	147,722	183,634	40,167	631,828
Net realized losses on investments	—	—	—	—	(118,372)	(118,372)
Amortization of deferred gain on disposal of businesses	—	—	—	—	79,801	79,801
Gain on disposal of businesses	—	—	—	—	10,672	10,672
Fees and other income	118,949	22,716	74,324	5,123	25,563	246,675

Total revenues	2,401,263	1,911,640	1,454,988	726,478	37,831	6,532,200
Benefits, losses and expenses
Policyholder benefits	755,140	1,222,049	944,593	513,393	—	3,435,175
Amortization of deferred acquisition costs and value of business acquired	714,178	64,029	—	96,550	1,428	876,185
Underwriting, general and administrative expenses	735,008	482,057	422,230	39,934	52,818	1,732,047
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	118,396	118,396

Total benefits, losses and expenses	2,204,326	1,768,135	1,366,823	649,877	172,642	6,161,803

Segment income (loss) before income tax	196,937	143,505	88,165	76,601	(134,811)	370,397
Income taxes	64,782	49,059	31,048	26,943	(61,175)	110,657

Segment income (loss) after tax	$132,155	$94,446	$57,117	$49,658	$(73,636)	$259,740

Cumulative effect of change in accounting principle						(1,260,939)

Net (loss)						$(1,001,199)

Segment Assets:
Segments assets, excluding goodwill	$6,937,529	$1,058,935	$2,432,411	$3,418,977	$7,597,065	$21,444,917

Goodwill						834,138

Total assets						$22,279,055

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2001

			Employee		Corporate
	Solutions	Health	Benefits	PreNeed	& Other	Consolidated

Revenues
Net earned premiums and other considerations	$1,906,426	$1,837,839	$933,594	$506,716	$57,610	$5,242,185
Net investment income	218,213	58,073	144,378	179,093	112,025	711,782
Net realized losses on investments	—	—	—	—	(119,016)	(119,016)
Amortization of deferred gain on disposal of businesses	—	—	—	—	68,296	68,296
Gain on disposal of businesses	—	—	—	—	61,688	61,688
Fees and other income	97,685	14,229	39,568	3,336	67,121	221,939

Total revenues	2,222,324	1,910,141	1,117,540	689,145	247,724	6,186,874
Benefits, losses and expenses
Policyholder benefits	639,905	1,306,477	737,802	485,902	70,005	3,240,091
Amortization of deferred acquisition costs and value of business acquired	733,186	42,967	—	85,008	14,542	875,703
Underwriting, general and administrative expenses	711,137	452,528	316,310	34,698	105,092	1,619,765
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	132,371	132,371

Total benefits, losses and expenses	2,084,228	1,801,972	1,054,112	605,608	322,010	5,867,930

Segment income (loss) before income tax	138,096	108,169	63,428	83,537	(74,286)	318,944
Income taxes	39,909	37,548	22,184	29,260	(21,310)	107,591

Segment income (loss) after tax	$98,187	$70,621	$41,244	$54,277	$(52,976)	$211,353

Amortization of goodwill						(113,300)

Net income						$98,053

Segment Assets:
Segments assets, excluding goodwill	$7,018,257	$1,066,290	$2,117,443	$3,316,830	$8,841,353	$22,360,173

Goodwill						2,089,704

Total assets						$24,449,877

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company operates primarily in the United States and Canada. The following table summarizes selected financial information by geographic location for the years ended or at December 31:

		Long-lived
Location	Revenues	Assets

2003
United States	$6,762,764	$274,230
Foreign	303,449	9,532

Total	$7,066,213	$283,762

2002
United States	$6,335,645	$245,936
Foreign	196,555	4,849

Total	$6,532,200	$250,785

2001
United States	$6,001,842	$230,006
Foreign	185,032	3,467

Total	$6,186,874	$233,473

      Revenue is based in the country where the product was sold and long-lived assets are based on the physical location of those assets. The Company has no reportable major customers.

21.	Incentive Plans

Assurant Appreciation Incentive Rights Plan (“AAIR Plan”):

      Since January 1, 1999, the Company has maintained the Assurant Appreciation Incentive Rights Plan (formerly the Fortis Appreciation Incentive Rights Plan), which provides key employees with the right to receive long-term incentive cash compensation based on the appreciation in value of incentive units of the Company and incentive units of each of its operating business segments. The AAIR Plan is administered by a committee appointed by the Company’s board of directors. See note 25 for subsequent amendments to the AAIR Plan.

      The Company accounts for the AAIR Plan as a variable plan in accordance with the provisions of APB 25 and its interpretations. Therefore, compensation expense is recognized based on the intrinsic value method.

      The value of each right is based on an independent valuation of the Company performed by a qualified appraiser. Each year, the appraiser determines a fair market value for Assurant, Inc. and the individual business segments. Based on this valuation, “phantom share prices” are established for Assurant, Inc. and each business segment. These share prices are calculated by dividing the market value of Assurant, Inc. or a business segment by the number of outstanding “phantom shares” in Assurant, Inc. or in that segment.

      The phantom share price established for a given grant year becomes the strike price for that year and the exercise price for prior grant years. When the phantom share price determined by subsequent annual valuations increases above the strike price, the rights accrue intrinsic value that will be paid in cash when exercised.

      Employees of Assurant, Inc. receive 75% of their award value in Assurant, Inc. incentive rights and the remaining 25% in equal portions of incentive rights from the business segments. Segment participants receive 75% of their award value from their own particular business segment and 25% from Assurant, Inc.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The incentive rights vest over a three-year period from the date of grant and are exercisable for a period of 7 years from the date the rights are fully vested. Unexercised vested incentive rights are exercised automatically following the tenth anniversary of the date of grant. If upon expiration of the award the strike price is below the exercise price, then the award is automatically forfeited.

      The Company recognized $27,072, $19,570, and $7,605 of compensation expense for the AAIR Plan in 2003, 2002, and 2001, respectively.

      Upon the closing of the IPO, the AAIR Plan was amended to provide for the cash-out and replacement of Assurant, Inc. incentive rights with stock appreciation rights on the Assurant common stock. The business segment rights outstanding under the plan were not changed or effected. The conversion of outstanding Assurant, Inc. incentive rights occurred as described in this paragraph. The Assurant, Inc. incentive rights were valued as of December 31, 2003 using a special valuation method, as follows. The measurement value of each Assurant, Inc. incentive right as of December 31, 2002, was adjusted to reflect dividends paid by Assurant, Inc., consistent with past practices; such adjusted value was then multiplied by the arithmetic average of the change during calendar year 2003 in the Dow Jones Life Insurance Index, the Dow Jones Property Casualty Index, and the Dow Jones Healthcare Providers Index; and the result became the measurement value of Assurant, Inc. incentive rights as of December 31, 2003.

      On January 18, 2004, each Assurant, Inc. incentive right then outstanding under the plan was cashed out for a cash payment equal to the difference, if any, between the measurement value of the Assurant, Inc. incentive rights as of December 31st immediately preceding the date of grant, and the measurement value of that right determined as of December 31, 2003, pursuant to the special valuation. Each outstanding Assurant, Inc. incentive right, whether or not vested, was cancelled effective as of the date it was cashed out. Following the cash-out and cancellation of Assurant, Inc. incentive rights, Assurant granted to each participant whose rights were cashed out a number of stock appreciation rights on Assurant’s common stock (referred to as “replacement rights”). The number of replacement rights granted to a participant was equal (1) the measurement value of the participant’s cashed-out Assurant, Inc. incentive rights, divided by (2) the IPO price of $22 a share. Each replacement right that replaces a vested cashed-out right was vested immediately, and each replacement right that replaces a non-vested cashed-out right will become vested on the vesting date for the corresponding cashed-out right, but no replacement right, whether or not vested, may be exercised sooner than one year from the closing date of the IPO. After that waiting period, each replacement right will be exercisable for the remaining term of the corresponding cancelled right.

Stock Option Plan

      In contemplation of the IPO, the Company’s Stock Option Plan was terminated effective as of September 22, 2003, and all stock options thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party. Payments totaling $2,237 were made in the fourth quarter. There is no further obligation associated with the Company’s Stock Option Plan.

      The Company accounted for the Stock Option Plan as a variable plan in accordance with the provisions of APB 25 and its interpretations. Therefore, compensation expense was recognized based on the intrinsic value method. Compensation cost charged to income was $0, $0, and $(1,081) (represents reversal of expense accrual due to reduction of intrinsic value) for the years ended December 31, 2003, 2002 and 2001, respectively.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized information about the Company’s Stock Option Plan as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding beginning of year	340,700	$53.03	314,250	$46.66	243,601	$49.49
Granted	93,000	$29.04	83,000	$47.75	72,400	$46.25
Exercised	—	—	—	—	—	—
Forfeited	—	—	(56,550)	$55.71	(1,751)	$51.80
Cancelled	(433,700)	$52.54	—	—	—	—

Outstanding end of year	—	—	340,700	$45.42	314,250	$48.73

Exercisable at end of year	—		189,800	$54.84	186,350	$48.47

Weighted average fair value of options granted during the year				$14.21		$16.45

Assurant Investment Plan (“AIP”)

      The Company has adopted the AIP (formerly the Fortis Investment Plan), which provides key employees the ability to exchange a portion of their compensation for options to purchase certain third-party mutual funds. The plan became effective as of January 1, 1999 and is administered by the Company’s Senior Vice President-Compensation and Benefits, who is referred to as the administrator. Under the AIP, a participant may exchange all or a portion of his or her eligible compensation for a specific number of options under the plan. Each option represents the right to purchase shares of Company designated third-party mutual funds, as selected by the participant. Each option is fully vested and exercisable on the grant date. Options may not be exercised more than twice in any calendar year, except with the consent of the administrator. For most options, the exercise period generally will expire 120 months after the participant’s death, disability or retirement or 60 months after the participant’s termination of employment for any other reason. Until the options are exercised, a participant may instruct the administrator to exchange some or all of the options to purchase different underlying mutual fund units. Employee compensation exchanged for options is included as compensation expense prior to the exchange. Subsequent to the exchange, the Company accounts for invested assets in accordance with Financial Accounting Standard 115, Accounting for Certain Investments in Debt and Equity Securities, and as such, the Company marks-to-market the AIP investment balances on a quarterly basis. This quarterly mark-to-market adjustment equally impacts the AIP investment and the AIP liability balance. When options are exercised, the investment and liability balances are reduced accordingly. The amounts included in other investments and other liabilities were $57,451 and $46,620 at December 31, 2003 and 2002, respectively.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Other Comprehensive Income (Loss)

      The Company’s components of other comprehensive income (loss) net of tax at December 31 are as follows:

	Foreign Currency		Pension
	Translation	Unrealized Gains on	Under-	Accumulated Other
	Adjustment	Securities	funding	Comprehensive Income

Balance at December 31, 2000	$(2,225)	$3,439	$—	$1,214
Activity in 2001	(5,633)	102,623	—	96,990

Balance at December 31, 2001	(7,858)	106,062	—	98,204
Activity in 2002	8,332	173,699	(35,250)	146,781

Balance at December 31, 2002	474	279,761	(35,250)	244,985
Activity in 2003	16,217	57,325	—	73,542

Balance at December 31, 2003	$16,691	$337,086	$(35,250)	$318,527

23.	Related Party Transactions

      In the ordinary course of business, the Company has entered into a number of agreements with Fortis.

      Historically, Fortis maintained a $1,000,000 commercial paper facility that prior to the IPO the Company had been able to access (via intercompany loans) for up to $750,000. The Company has used the commercial paper facility to cover any cash shortfalls, which may occur from time to time. In mid-December 2003, the Company used the commercial paper facility in the amount of $74,991 for three days to cover a cash shortfall in the early extinguishment of the Mandatorily Redeemable Preferred Securities of Subsidiary Trust. There were no intercompany loans with Fortis associated with this commercial paper facility during 2002. The Company had no outstanding intercompany loans with Fortis related to this commercial paper facility at year-end December 31, 2003 and 2002.

      During 2003, 2002 and 2001, the Company paid $644, $749, and $516, respectively, to Fortis for costs representing salary, benefits and other expenses of a director of the Company, who was then an employee of a Fortis subsidiary, and his support staff. The Company discontinued these payments as of October 3, 2003.

      The other related party transactions are disclosed in notes 1, 8, 11, 12, and 25.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Quarterly Results of Operations (Unaudited)

      The Company’s quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized in the tables below:

	Three Month Periods Ended

	March 31	June 30	September 30	December 31

2003
Total revenues	$1,731,740	$1,722,601	$1,775,577	$1,836,295
Income (loss) before income taxes	110,367	137,606	145,776	(134,392	)(1)
Net income (loss)	73,237	90,650	99,398	(77,633)
Basic and Diluted per share data:
Income (loss) before income taxes	$1.01	$1.26	$1.33	$(1.23)
Net income (loss)	$0.67	$0.83	$0.91	$(0.71)

	Three Month Periods Ended

	March 31	June 30	September 30	December 31

2002
Total revenues	$1,613,301	$1,611,690	$1,625,425	$1,681,784
Income (loss) before income taxes and change in accounting principle	93,279	108,514	83,888	84,716
Net (loss) income	(1,196,753)	77,481	57,665	60,408
Basic and Diluted per share data:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$0.85	$0.99	$0.77	$0.78
Net (loss) income	$(10.96)	$0.71	$0.53	$0.55

(1)	Includes pre-tax interest premium on redemption of preferred securities of subsidiary trusts of $205,822.

25.	Subsequent Events

      In connection with the IPO (see Note 1) the board of directors of Assurant approved certain employee benefit programs as follows:

2004 Long-Term Incentive Plan

      The 2004 Long-Term Incentive Plan was effective on February 5, 2004.

      The 2004 Long-Term Incentive Plan authorizes the granting of awards to employees, officers, and directors in the following forms: (1) options to purchase shares of Assurant’s common stock, which may be non-statutory stock options or incentive stock options under the U.S. tax code; (2) stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price; (3) performance awards, which are payable in cash or stock upon the attainment of specified performance goals; (4) restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee; (5) dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and (6) other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

      There are 10,000,000 shares reserved and available for issuance under the plan.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon the closing of the IPO, 68,976 shares of common stock of Assurant, Inc. were granted to certain officers of the Company on February 5, 2004. Any awards will be made at the discretion of the Compensation Committee.

Executive Management Incentive Plan

      The Executive Management Incentive Plan went into effect January 1, 2004. Participation in the Executive Management Incentive Plan is limited to senior officers of the Company and its subsidiaries who are selected to participate in the plan for a given year by the Compensation Committee. The plan provides for the payment of annual monetary awards to each participant equal to a percentage of such participant’s base salary based upon the achievement of certain designated performance goals. The amount of awards under the plan will be determined at the discretion of the Compensation Committee.

Assurant IPO

      See note 1 and 21 for a discussion of the IPO, merger and related activities.

      The Company issued 32,976,854 shares to Fortis Insurance N.V. simultaneously with the closing of the IPO in exchange for a $725,500 capital contribution. The Company also issued 68,976 shares of Common Stock to certain officers of the Company.

      On February 5, 2004, the Company received a $725,500 capital contribution from Fortis simultaneously with the closing of the IPO. The proceeds from that contribution were used to repay the $650,000 of outstanding indebtedness under the senior bridge credit facility and $75,500 of outstanding indebtedness under the $1,100,000 senior bridge credit facility.

Assurant Senior Notes

      On February 18, 2004, the Company issued two series of senior notes in an aggregate principal amount $975,000. The first series is $500,000 in principal amount, bears interest at 5.63% per year and is payable in a single installment due February 15, 2014. The second series is $475,000 in principal amount, bears interest at 6.75% per year and is payable in a single installment due February 15, 2034.

      Interest on the senior notes is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2004. The senior notes are unsecured obligations and rank equally with all of the Company’s other senior unsecured indebtedness. The senior notes are not redeemable prior to maturity. The net proceeds from the issuance of the senior notes were used to repay the remaining portion of the Company’s outstanding indebtedness under the $1,100,000 senior bridge facility.

      At the time of the offering of the Company’s senior notes, the Company entered into a registration rights agreement. The registration rights agreement requires the Company to file a registration statement under the Securities Act to permit the exchange of the senior notes for registered notes having nearly identical terms as the senior notes or to permit the registered resale of the senior notes. If the Company fails to comply with the filing requirements under the registration rights agreement within certain time periods, the interest rates on the senior notes are subject to increase.

      The Company is subject to several debt covenants associated with these senior notes.

      As of March 11, 2004, the Company is in compliance with all of the covenants associated with these senior notes.

      On January 30, 2004, the Company entered into a $500,000 senior revolving credit facility with a syndicate of banks, which will be available for working capital and other general corporate purposes. The revolving credit facility is unsecured and is available until February 2007.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The revolving credit facility contains restrictive covenants and also requires that the Company maintain certain specified minimum ratios or thresholds.

      As of March 11, 2004, the Company is in compliance with all of the covenants associated with this senior revolving credit facility.

26.	Commitments and Contingencies

      The Company and its subsidiaries lease office space and equipment under operating lease arrangements. Certain facility leases contain escalation clauses based on increases in the lessors’ operating expenses. At December 31, 2003, the aggregate future minimum lease payment under operating lease agreements that have initial or non-cancelable terms in excess of one year are:

2004	$39,622
2005	35,788
2006	31,618
2007	25,631
2008	23,171
Thereafter	44,533

Total minimum future lease payments	$200,363

      Rent expense was $40,463, $43,412 and $32,546 for 2003, 2002 and 2001, respectively.

      In the normal course of business, letters of credit are issued primarily to support reinsurance arrangements. These letters of credit are supported by commitments with financial institutions. The Company had approximately $117,000 and $109,000 of letters of credit outstanding as of December 31, 2003 and December 31, 2002, respectively. Additionally, as of December 31, 2003, the Company had an unused $50,000 letter of credit facility.

      The Company is regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company’s current and past business operations. While the Company cannot predict the outcome of any pending or future litigation, examination or investigation, the Company does not believe that any pending matter will have a material adverse effect on the Company’s financial condition or results of operations.

      The Solutions segment is subject to a number of pending actions, primarily in the State of Mississippi, many of which allege that the Company’s credit insurance products were packaged and sold with lenders’ products without buyer consent. The judicial climate in Mississippi is such that the outcome of these cases is extremely unpredictable. The Company has been advised by legal counsel that the Company has meritorious defenses to all claims being asserted against the Company. The Company believes, based on information currently available, that the amounts accrued are adequate.

      American Bankers Insurance Company, part of the Solutions segment, on behalf of certain of its subsidiaries, including American Bankers Insurance Company (“ABIC”) and American Bankers Life Assurance Company (“ABLAC”) previously entered into a Consent Order and a comprehensive Compliance Plan with 43 participating states relating to compliance with the often disparate state insurance laws, regulations and administrative interpretations which have been difficult to apply to the marketing of ABIG’s credit insurance products through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. In addition to an initial settlement of $12,000, ABIG agreed to a multi-state market conduct examination commencing November 23, 1999, for review of ABIG’s implementation of the Compliance Plan. A final report was issued on December 19, 2001, and ABIC paid a final settlement of $3,000 to participating states.

ASSURANT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In February 2002, the State of Minnesota initiated an enforcement action against ABIC and ABLAC, two of the Company’s subsidiaries, in connection with certain alleged regulatory violations. Thereafter, ABIC and ABLAC filed suit in Minnesota state court seeking to enjoin the enforcement action because the alleged regulatory matters included within the enforcement action were resolved as a part of the above-described Consent Order and Compliance Plan to which Minnesota was a party. In February 2003, the State of Minnesota, ABIC and ABLAC reached a final settlement of all matters included within the enforcement action and the separate state court action filed by ABIC and ABLAC. Pursuant to the settlement, ABIC and ABLAC each agreed to pay $100 to the State of Minnesota and agreed to compensate the state for its investigative costs which totaled $1,800. In addition, ABIC and ABLAC agreed to stop selling insurance in Minnesota for five years, though it could apply for reinstatement in 20 months. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to do business in the State of Minnesota. The Company does not believe that the effect of the settlement during the next five years will have a material impact on the Company’s financial condition or results of its operations.

      On October 1, 2003, a grand jury in Mower County, Minnesota issued an indictment of ABIC and two corporate officers of the Solutions segment. The indictment alleges that ABIC and its two named corporate officers each violated the Minnesota Fair Campaign Practices Act in connection with two contributions by ABIC to the Republican National State Election Committee totaling $15. The maximum penalty for ABIC is a $40 fine for each alleged violation and/or forfeiture of ABIC’s license to conduct business in Minnesota. In addition, the maximum monetary penalty for each officer would be $20 per violation, which the Company may reimburse under certain circumstances. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC currently remain authorized to conduct business in the State of Minnesota. ABIC believes that it has meritorious defenses to the claims being asserted against it, and the Company believes, based on information currently available, that any liabilities that could result are not expected to have a material effect on the Company’s financial condition or results of operations.

      In addition, one of the Company’s subsidiaries, American Reliable Insurance Company (“ARIC”), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap insurance risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of certain treaties with ARIC and the other reinsurers and some reinsureds are seeking collection of disputed balances under some of the treaties. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Many of those disputes relating to the 1995 program year, including those involving ARIC, were settled on December 3, 2003. Loss accruals previously established relating to the 1995 program year were adequate. However, the Company’s exposure under the 1995 program year was less significant than the exposure remaining under the 1996 and 1997 program years. The Company believes, based on information currently available, that the amounts accrued for currently outstanding disputes are adequate. This loss accrual is management’s best estimate. However, the inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements the Company may enter into in the future would be on favorable terms, makes it difficult to predict the outcomes with certainty.

ASSURANT, INC. AND SUBSIDIARIES

at December 31, 2003

Schedule I — Summary of Investments

Other Than Investments in Related Parties

			Amount at
			Which Shown in
	Amortized Cost	Fair Value	Balance Sheet

	(In thousands)
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$1,646,782	$1,681,746	$1,681,746
States, municipalities and political subdivisions	187,539	203,679	203,679
Foreign governments	306,554	317,748	317,748
Public utilities	910,810	984,141	984,141
All other corporate bonds	5,178,176	5,541,524	5,541,524

Total fixed maturities	8,229,861	8,728,838	8,728,838

Equity securities
Common stocks:
Public utilities	13	13	13
Banks, trusts and insurance companies	1,037	2,498	2,498
Industrial, miscellaneous and all other	1,310	1,556	1,556
Non-Redeemable Preferred Stocks:
Non-sinking fund preferred stocks	434,463	452,373	452,373

Total equity securities	436,823	456,440	456,440

Commercial mortgage loans on real estate, at amortized cost	932,791		932,791
Policy loans	68,185		68,185
Short-term investments	275,878		275,878
Other investments	461,473		461,473

Total investments	$10,405,011		$10,923,605

ASSURANT, INC. AND SUBSIDIARIES

Schedule II — Condensed Balance Sheet

(Parent Only)

	December 31,

	2003	2002

	(In thousands except
	number of shares and per
	share amounts)
ASSETS
Investments:
Equity investment in subsidiaries	$4,069,228	$2,898,147
Surplus notes receivable from subsidiary	—	770,000
Other investments	66,994	55,912

Total investments	4,136,222	3,724,059
Cash and cash equivalents	463,234	238,875
Receivable from subsidiaries, net	29,507	22,420
Income tax receivable	76,663	—
Other assets	262,064	325,200

Total assets	$4,967,690	$4,310,554

LIABILITIES
Accounts payable and other liabilities	$365,203	$273,780
Income tax payable	—	10,981
Debt	1,750,000	—
Mandatorily redeemable preferred securities of subsidiary trusts	196,224	1,446,074
Mandatorily redeemable preferred stock	24,160	24,660

Total liabilities	2,335,587	1,755,495
Stockholders’ equity
Common stock, par value $.01 per share:
Class A: 800,550,002 shares authorized, 109,222,276 shares issued and outstanding	1,092	1,092
Additional paid-in capital	2,063,763	2,063,763
Retained earnings	248,721	245,219
Accumulated other comprehensive income	318,527	244,985

Total stockholders’ equity	2,632,103	2,555,059

Total liabilities and stockholders’ equity	$4,967,690	$4,310,554

ASSURANT, INC. AND SUBSIDIARIES

Schedule II — Condensed Statement of Operations

(Parent Only) — (Continued)

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Revenues
Cash dividend income from consolidated subsidiaries	$99,500	$186,550	$615,400
Net investment income	74,281	81,629	76,180
Gain on disposal of businesses	—	—	99,605
Fees and other income	11,638	17,570	24,435

Total revenues	185,419	285,749	815,620

Expenses
General and administrative expenses	52,755	32,697	69,375
Distributions on preferred securities of subsidiary trusts and interest expense	114,133	118,395	132,371
Interest penalties on redemption of preferred securities of subsidiary trusts	205,822	—	—

Total expenses	372,710	151,092	201,746
Income (loss) before income taxes and equity in undistributed net income (loss) of consolidated subsidiaries	(187,291)	134,657	613,874
Income tax benefit	(105,298)	(16,390)	(4,338)

Net income (loss) before equity in undistributed net income (loss) of subsidiaries	(81,993)	151,047	618,212
Equity in undistributed net income (loss) of consolidated subsidiaries	267,645	(1,152,246)	(520,159)

Net income (loss)	$185,652	$(1,001,199)	$98,053

ASSURANT, INC. AND SUBSIDIARIES

Schedule II — Condensed Cash Flows

(Parent Only) — (Continued)

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Operating Activities
Net income (loss)	$185,652	$(1,001,199)	$98,053
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net income (loss) of subsidiaries	(267,645)	1,152,246	520,159
Change in receivables	53,154	161,739	(199,389)
Depreciation and amortization	16,850	21,605	19,195
Change in income taxes	(96,113)	(97,923)	54,374
Change in accrued interest	51,078	1,281	(1,790)
Change in accounts payable	40,345	11,131	37,146
Other	6,798	2,780	11,900

Net cash (used in) provided by operating activities	(9,881)	251,660	539,648
Investing Activities
Capital contributed to subsidiaries	(821,264)	(136,422)	(5,000)
Sale of subsidiaries	—	—	203,665
Purchase of subsidiaries	—	—	(142,921)
Surplus note receivable	770,000	—	—
Other	(31,996)	(39,306)	(94,300)

Net cash used in investing activities	(83,260)	(175,728)	(38,556)
Financing Activities
Repayment of preferred securities of subsidiary trusts	(1,249,850)	—	(3,664)
Redemption of mandatorily redeemable preferred stock	(500)	(500)	—
Issuance of debt from Parent	74,991	—	216,924
Repayment of debt from Parent	(74,991)	—	(455,907)
Issuance of debt	2,400,000	—	—
Repayment of debt	(650,000)	—	—
Dividends paid	(181,187)	(41,876)	(109,298)
Other	(963)	(1,052)	(1,053)

Net cash provided by (used in) financing activities	317,500	(43,428)	(352,998)
Change in cash and cash equivalents	224,359	32,504	148,094
Cash and cash equivalents at beginning of period	238,875	206,371	58,277

Cash and cash equivalents at end of period	$463,234	$238,875	$206,371

ASSURANT, INC. AND SUBSIDIARIES

As of and for the Years Ended December 31, 2003, 2002 and 2001

Schedule III — Supplementary Insurance Information

							Benefits	Amortization
		Future					Claims,	of Deferred		Property and
	Deferred	Policy		Claims and		Net	Losses and	Policy	Other	Casualty
	Acquisition	Benefits,	Unearned	Benefits	Premium	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Cost	Expenses	Premiums	Payable	Revenue	Income	Expenses	Costs	Expenses	Written

	(In thousands)
2003
Solutions	$1,088,324	$321,578	$2,933,601	$1,086,098	$2,361,815	$186,850	$899,229	$727,605	$862,595	$1,226,565
Employee Benefits	1,307	—	23,525	1,800,595	1,256,430	139,956	920,948	—	433,192	—
Health	141,396	197,919	124,148	423,253	2,009,248	49,430	1,317,046	71,295	517,988	—
Preneed	161,067	2,971,388	4,657	19,529	529,279	188,224	520,540	86,401	60,541	—
Corporate and Other	1,587	2,744,255	47,916	183,334	—	42,853	—	—	69,521	—

Total Segments	$1,393,681	$6,235,140	$3,133,847	$3,512,809	$6,156,772	$607,313	$3,657,763	$885,301	$1,943,837	$1,226,565

2002
Solutions	$1,018,749	$334,039	$3,013,731	$1,036,351	$2,077,277	$205,037	$755,140	$638,074	$811,112	$1,109,819
Employee Benefits	—	—	22,198	1,791,680	1,232,942	147,722	944,593	—	422,230	—
Health	158,142	160,484	118,432	376,678	1,833,656	55,268	1,222,049	64,029	482,057	—
Preneed	136,703	2,693,122	4,775	19,897	537,721	183,634	513,393	80,370	56,114	—
Corporate and Other	—	2,619,202	48,500	149,534	—	40,167	—	—	54,246	—

Total Segments	$1,313,594	$5,806,847	$3,207,636	$3,374,140	$5,681,596	$631,828	$3,435,175	$782,473	$1,825,759	$1,109,819

2001
Solutions					$1,906,426	$218,213	$639,905	$613,607	$830,716	$1,058,619
Employee Benefits					933,594	144,378	737,802	—	316,310	—
Health					1,837,839	58,073	1,306,477	42,967	452,528	—
Preneed					506,716	179,093	485,902	64,936	54,770	—
Corporate and Other					57,610	112,025	70,005	7,713	111,921	—

Total Segments					$5,242,185	$711,782	$3,240,091	$729,223	$1,766,245	$1,058,619

ASSURANT, INC. AND SUBSIDIARIES

For the Year Ended December 31, 2003

Schedule IV — Reinsurance

					Percentage
		Ceded to	Assumed		of Amount
		Other	from Other		Assumed
	Gross Amount	Companies	Companies	Net Amount	to Net

	(In thousands)
Life Insurance in Force	$169,062,847	$56,441,995	$724,377	$113,345,229	0.6%
Premiums:
Life insurance	1,351,698	637,049	57,459	772,108	7.4%
Accident and health insurance	4,502,527	949,336	240,063	3,793,254	6.3%
Property and liability insurance	2,263,389	928,381	256,402	1,591,410	16.1%

Total premiums	$8,117,614	$2,514,766	$553,924	$6,156,772	9.0%

Benefits:
Life insurance	1,338,138	859,514	22,702	501,326	4.5%
Accident and health insurance	2,686,337	445,981	205,261	2,445,617	8.4%
Property and liability insurance	928,360	478,092	260,552	710,820	36.7%

Total benefits	$4,952,835	$1,783,587	$488,515	$3,657,763	13.4%

ASSURANT, INC. AND SUBSIDIARIES

For the Year Ended December 31, 2002

Schedule IV — Reinsurance

					Percentage
		Ceded to	Assumed		of Amount
		Other	from Other		Assumed
	Gross Amount	Companies	Companies	Net Amount	to Net

	(In thousands)
Life Insurance in Force	$190,535,470	$67,628,124	$2,448,687	$125,356,033	2.0%
Premiums:
Life insurance	1,792,276	796,026	100,532	1,096,782	9.2%
Accident and health insurance	4,065,768	1,046,245	268,211	3,287,734	8.2%
Property and liability insurance	1,955,494	805,337	146,923	1,297,080	11.3%

Total premiums	$7,813,538	$2,647,608	$515,666	$5,681,596	9.1%

Benefits:
Life insurance	1,754,586	1,036,256	123,395	841,725	14.8%
Accident and health insurance	2,343,568	462,206	211,440	2,092,802	10.1%
Property and liability insurance	705,911	358,393	153,130	500,648	30.6%

Total benefits	$4,804,065	$1,856,855	$487,965	$3,435,175	14.2%

ASSURANT, INC. AND SUBSIDIARIES

For the Year Ended December 31, 2001

Schedule IV — Reinsurance

					Percentage
		Ceded to	Assumed		of Amount
		Other	from Other		Assumed
	Gross Amount	Companies	Companies	Net Amount	to Net

	(In thousands)
Life Insurance in Force	$194,825,776	$77,457,972	$8,834,532	$126,202,336	7.0%
Premiums:
Life insurance	2,013,923	967,318	68,151	1,114,756	6.1%
Accident and health insurance	4,202,525	1,196,376	94,514	3,100,663	3.0%
Property and liability insurance	1,645,924	692,109	72,951	1,026,766	7.1%

Total premiums	$7,862,372	$2,855,803	$235,616	$5,242,185	4.5%

Benefits:
Life insurance	1,518,454	718,510	101,565	901,509	11.3%
Accident and health insurance	2,372,343	507,843	71,683	1,936,183	3.7%
Property and liability insurance	614,759	331,324	118,964	402,399	29.6%

Total benefits	$4,505,556	$1,557,677	$292,212	$3,240,091	9.0%

ASSURANT, INC. AND SUBSIDIARIES

As of December 31, 2003, 2002 and 2001

Schedule V — Valuation and Qualifying Accounts

		Additions

	Balance at	Charged to	Charged to		Balance at
	Beginning of	Costs and	Other		End of
	Year	Expenses	Accounts	Deductions	Year

	(In thousands)
2003:
Valuation allowance for mortgage loans on real estate	$19,106	$495	$—	$747	$18,854
Valuation allowance for uncollectible agents balances	35,487	5,189	—	12,227	28,449
Valuation allowance for uncollectible accounts	478	288	490	389	867

Total	$55,071	$5,972	$490	$13,363	$48,170

2002:
Valuation allowance for mortgage loans on real estate	$25,091	$—	$—	$5,985	19,106
Valuation allowance for uncollectible agents balances	30,929	6,488	—	1,930	35,487
Valuation allowance for uncollectible accounts	1,232	276	55	1,085	478

Total	$57,252	$6,764	$55	$9,000	$55,071

2001:
Valuation allowance for mortgage loans on real estate	$25,091	$—	$—	$—	$25,091
Valuation allowance for uncollectible agents balances	21,152	14,153	—	4,376	30,929
Valuation allowance for uncollectible accounts	646	1,041	70	525	1,232

Total	$46,889	$15,194	$70	$4,901	$57,252

GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

Administrative Services Only (ASO)	Services provided in an employee benefit plan. Specifically, as with a self-insured plan, the group may have an ASO contract with an insurance company or a third-party administrator to handle aspects of claims adjudication and administration.

Case management	A collaborative process which assesses, plans, implements, coordinates, monitors and evaluates options and services to meet an individual’s health needs using communication and available resources to promote quality cost-effective outcomes.

Cede; Cedent; Ceding company	When a party reinsures its liability with another, it “cedes” business and is referred to as the “cedent” or “ceding company.”

Claims expense	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Claims management	The use by an insurer of a variety of means to mitigate the extent of losses incurred by those insured under its policies and the corresponding benefit costs, for example, efforts to improve the quality of medical care provided to its insureds or efforts to assist its insureds with vocational services.

Coinsurance	With respect to a direct medical contract between an insurer and the insured, the insured’s share of covered losses in an arrangement pursuant to which the insured and the insurer share in a specific ratio of the covered losses. With respect to ceded reinsurance, a reinsurance arrangement in which coverage ceded to the reinsurer on an individual policy is in the same form as that of the direct policy issued to the policyholder. The reinsurer receives its proportionate share of the gross premium from the ceding company net of an expense allowance intended to reimburse the ceding company for commissions and other out of pocket expenses. The reinsurer establishes its proportionate share of reserves and shares proportionately in the risk of loss.

Disease management	A system of coordinated healthcare interventions and communications for populations with conditions in which patient self-care efforts are significant. Disease management: (1) supports the physician or practitioner/ patient relationship and plan of care, (2) emphasizes prevention of exacerbations and complications utilizing evidence-based practice guidelines and patient empowerment strategies, and (3) evaluates clinical, humanistic and economic outcomes on an ongoing basis with the goal of improving overall health.

Escrowed account	Funds that a lender collects monthly to pay monthly mortgage insurance premiums, homeowners insurance policy premiums and yearly property taxes.

Excess of loss	A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “level” or “retention.” Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Fire and dwelling insurance	Fire insurance is coverage protecting the insured against the loss to real or personal property from damage caused by the peril of fire or lightning. Dwelling insurance is coverage for property damage to a building used as a dwelling, as well as its contents. The property coverage for the building includes items attached to the building such as equipment and fixtures.

Flood insurance	Insurance that provides mortgage banking institutions coverage for the peril of flood for those borrowers who fail to provide proof of flood insurance on their mortgaged property, thereby protecting the mortgagor’s collateral interest in the property.

Generally accepted accounting principles (GAAP)	United States generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board and other authoritative guidance.

Group life insurance	Typically one-year coverage, provided as group insurance, that is renewable at the end of each year and that provides benefits in the event of the death of an insured. The premium rate upon renewal is based on the range of employee ages and, if the group is subject to experience rating, the loss record (deaths) of the group. Experience rating is a statistical procedure used to calculate a premium rate based on the loss experience of an insured group. The premiums paid are related to actual claims and expense experience expected for that specific group.

Guaranty fund	State-regulated mechanism that is financed by assessing insurers doing business in those states. These funds are maintained by contributions of companies operating in a particular state in proportion to their business written in the state. Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

Health Reimbursement Accounts (HRAs)	Employer-funded accounts provided to employees for reimbursement of qualifying medical expenses, in which such reimbursements are excludable from employee gross income.

Health Savings Accounts (HSAs)	A tax-sheltered savings account similar to an Investment Retirement Account (IRA), but earmarked for medical expenses. HSAs may be funded by tax-deductible contributions from either employees or employers. Distributions from HSAs to reimburse participants for medical care expenses are tax free. Larger medical expenses are covered by a low-cost, high deductible health insurance policy. Similar to an IRA, any unused amounts in the account each year stay in the account and continue to grow interest on a tax-favored basis to supplement retirement savings.

Homeowners insurance	Package of policies that combines (1) coverage against the insured’s property being destroyed or damaged by various perils and (2) coverage for liability exposure of the insured. Our creditor-placed homeowners insurance policies generally cover only the property, including any adjacent structure of the home.

Incurred but not reported (IBNR) reserves	Reserves for estimated losses and loss expenses which have been incurred but not yet reported to the insurer.

Indemnity	Coverage for the percentage of the health care costs paid by the health insurance company, which is typically a specified percentage above the insured’s deductible up to a dollar amount. The insurance company then pays 100% of the costs up to the policy limits. The insured may select a physician of his or her choice.

Loss reserve	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses.

Medical Savings Accounts (MSAs)	Savings accounts that have tax advantages combined with health insurance plans for the benefit of the employee. Both the employer and the employee are permitted to contribute to the MSA. The contributions can be directed to pay the deductible under the health insurance plan and/or the medical expenses not covered by the health insurance plan. Funds not spent are allowed to accumulate in the MSA on a continuous basis. When the employee reaches retirement age, the accumulated funds may be allocated to the employee’s retirement income.

Modified coinsurance	A form of reinsurance that differs from coinsurance only in that the reserves continue to be held by the ceding company while the risk is transferred to the reinsurer. The reinsurer transfers funds to the ceding company for future reserve increases and receives funds from the ceding company for future reserve declines. The ceding company is required to pay interest to the reinsurer to replace the income that would have been earned by the reinsurer if it had held the assets backing the reserves in its own investment portfolio.

National Association of Insurance Commissioners (NAIC)	A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting, statements and insurer performance criteria and performs other services with respect to the insurance industry.

Persistency	Percentage of insurance policies or annuity contracts remaining in force between specified measurement dates. Also used with respect to premiums, to measure the amount of annualized premium remaining in force on a stated collection of policies between specified measurement dates.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares on a pro rata basis part of the original premiums and losses of the reinsured. Pro rata reinsurance is also known as proportional reinsurance, quota share reinsurance or participating reinsurance.

Referable location	Every occurrence of a practitioner at a location. For example, if a dentist practices at three locations, there are three referable locations; or, if a single dental office has ten dentists, then there are ten referable locations.

Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss reserves.”

Retrocessionaire	A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk management	Procedure to minimize the adverse effect of a possible financial loss by (1) identifying potential sources of loss; (2) measuring the financial consequences of a loss occurring; and (3) using controls to minimize actual losses or their financial consequences.

Risk-based capital requirement (RBC)	A tool used by insurance regulators to analyze an insurance company’s total adjusted capital, taking into consideration the risks associated with the company’s particular assets, the risk that losses will be worse than expected, the company’s exposure to interest rate risk and other business risks.

Standard industry code	An industry code assigned to an operating establishment by a U.S. government agency or agencies on the basis of the operating establishment’s primary activity, which is determined by its principal product or group of products produced or distributed or services rendered. While recently superceded by North American Industry Classification System (NAICS) codes, SIC codes remain in common use, and templates for translating one code to the other are readily available.

Statutory accounting principles (SAP)	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Statutory assets	Assets determined in accordance with SAP. This valuation methodology is generally considered very conservative, but is deemed most appropriate by regulators in evaluating solvency.

Statutory earnings	Earnings based on the conservative reserve requirements of various states.

Statutory net income	Net income based on the conservative reserve requirements of various states.

Statutory surplus	The excess of statutory admitted assets over statutory liabilities as shown on an insurer’s statutory financial statements. Admitted assets are those assets which are permitted or admitted by the National Association of Insurance Commissioners or by the rules of a given state. The assets deemed as nonadmitted are those assets which are accorded limited or no value and are charged off directly to statutory capital and surplus. Nonadmitted assets are ones which are specifically identified in the statutory accounting principals as nonadmitted or not specifically identified as admitted.

Surrender charge	Fee charged to a policyholder when a life insurance policy or annuity is surrendered for its cash value prior to the end of the surrender charge period. This fee is intended to recover policy acquisition costs and subsequent administrative expenses.

Unearned premium	The portion of premium that is allocable to the unexpired portion of the policy term and, therefore, that has not yet been earned.

________________________________________________________________________________

$975,000,000

Assurant, Inc.

OFFER TO EXCHANGE UP TO $500,000,000

5.625% SENIOR NOTES DUE 2014 FOR ANY AND ALL OUTSTANDING
5.625% SENIOR NOTES DUE 2014

OFFER TO EXCHANGE UP TO $475,000,000

6.750% SENIOR NOTES DUE 2034 FOR ANY AND ALL OUTSTANDING
6.750% SENIOR NOTES DUE 2034

PROSPECTUS

May   , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law.

      Assurant currently maintains liability insurance for its directors and officers.

      Reference is made to the purchase agreement filed as Exhibit 1.1 hereto for provisions providing that the initial purchasers are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (Securities Act).

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a)     Exhibits

Exhibit
Number	Description of Document

1.1	Purchase Agreement dated as of February 10, 2004 among Assurant, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc One Capital Markets.†
2.1	Agreement and Plan of Merger, dated as of January 12, 2004, between Fortis, Inc. and Assurant, Inc. (incorporated by reference from Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-109984) and amendments thereto, originally filed on February 10, 2004).
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.3	Shareholders’ Agreement between the Registrant and Fortis Insurance N.V. (incorporated by reference from Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.4	Registration Rights Agreement between the Registrant and Fortis Insurance N.V. (incorporated by reference from Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
4.1	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
4.2	Indenture, dated as of February 18, 2004, between Assurant, Inc. and SunTrust Bank, as trustee (incorporated by reference from Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K (File No. 001-31978), originally filed on March 30, 2004).
4.3	Form of 5.625% Senior Notes due 2014 (included as part of Exhibit 4.2).†
4.4	Form of 6.750 Senior Notes due 2034 (included as part of Exhibit 4.2).†
4.5	Registration Rights Agreement, dated as of February 18, 2004, among Assurant, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc One Capital Markets, Inc., as representatives of the Initial Purchasers.†
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered.†
10.1	Cooperation Agreement, among the Registrant, Fortis Insurance N.V., Fortis SA/ NV and Fortis N.V. (incorporated by reference from Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.2	Stock Option Plan (incorporated by reference from Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.3	Assurant 2004 Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.4	Supplemental Executive Retirement Plan, as amended (incorporated by reference from Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).

Exhibit
Number	Description of Document

10.5	Executive Pension and 401(k) Plan (incorporated by reference from Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.6	Change in Control Severance Agreement with J. Kerry Clayton (incorporated by reference from Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.7	Change in Control Severance Agreement with Robert B. Pollock (incorporated by reference from Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.8	Change in Control Severance Agreement with Benjamin M. Cutler (incorporated by reference from Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.9	Change in Control Severance Agreement with Philip Bruce Camacho (incorporated by reference from Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.10	Change in Control Severance Agreement with Lesley Silvester (incorporated by reference from Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.11	Letter Agreement, dated October 17, 1997, between Fortis, Inc. and Philip Bruce Camacho (incorporated by reference from Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on December 10, 2003).
10.12	Assurant Directors Compensation Plan (incorporated by reference from Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.13	Assurant 2004 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.14	Assurant Executive Management Incentive Plan (incorporated by reference from Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.15	Administrative Services Agreement, dated as of November 13, 1997, among United Family Life Insurance Company, Liberty Insurance Services Corporation, Fortis, Inc. and The Liberty Corporation (certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment. The symbol “XXX” has been inserted in place of the portions so omitted.) (incorporated by reference from Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.16	Assurant Appreciation Incentive Rights Plan (incorporated by reference from Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.17	Investment Plan (incorporated by reference from Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).

Exhibit
Number	Description of Document

10.18	Consulting, Non-Compete and Payments Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V. (incorporated by reference from Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.19	Retirement Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V., as amended (incorporated by reference from Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.20	Credit Agreement, dated as of December 19, 2003, by and among Fortis, Inc., as the borrower, certain banks and financial institutions, as the lenders, Morgan Stanley Senior Funding, Inc. (“MSFF”), as bookrunner and lead arranger, Merrill Lynch Capital Corp., as syndication agent, Credit Suisse First Boston, as documentation agent, and MSFF, as administrative agent for the lenders (incorporated by reference from Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.21	Parent Guaranty, dated as of December 19, 2003, by Fortis N.V. and Fortis SA/ NV, in favor of Morgan Stanley Senior Funding, Inc., as administrative agent for and representative of the lenders (incorporated by reference from Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.22	Credit Agreement, dated as of December 19, 2003, by and among Fortis, Inc., as the borrower, certain banks and financial institutions, as the lenders, Citigroup Global Markets Inc. (“CGMI”) and Morgan Stanley Senior Funding, Inc. (“MSSF”), as joint bookrunners, CGMI, MSSF and Banc One Capital Markets, Inc., as joint lead arrangers, MSSF, as syndication agent, Citicorp North America Inc., as documentation agent, and Bank One, NA, as administrative agent for the lenders (incorporated by reference from Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.23	Parent Guaranty, dated as of December 19, 2003, by Fortis N.V. and Fortis SA/ NV, in favor of Bank One, NA, as administrative agent for and representative of the lenders (incorporated by reference from Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.24	Lease Agreement, dated October 1, 2000, between Fortis Benefits Insurance Company and Fortis, Inc., as amended (incorporated by reference from Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.25	Agreement, dated September 1, 2003, between Fortis Insurance Company and its affiliates Fortis Benefits Insurance Company and John Alden Life Insurance Company and National Administration Company, Inc. (incorporated by reference from Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on December 10, 2003).
10.26	Three Year Credit Agreement, dated as of January 30, 2004, by and among Assurant, Inc., as the borrower, certain banks and financial institutions, as the lenders, Bank One, NA, as administrative agent for the lenders, Citigroup North America Inc., as syndication agent, and Morgan Stanley Senior Funding, Inc. and JP Morgan Chase Bank, as co-documentation agents (incorporated by reference from Exhibit 10.26 to the Registrant’s Registration Statement on form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on February 3, 2004).
12.1	Computation of Ratio of Earnings to Fixed Charges.†

Exhibit
Number	Description of Document

21.1	Subsidiaries of the Registrant. (incorporated by reference from Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004)
23.1	Consent of PricewaterhouseCoopers LLP.†
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).†
24.1	Power of Attorney (included on signature pages to this Registration Statement).†
25.1	Statement of Eligibility on Form T-1 of SunTrust Bank, as Trustee, with respect to the 5.625% Senior Notes due 2014.†
25.2	Statement of Eligibility on Form T-1 of SunTrust Bank, as Trustee, with respect to the 6.750% Senior Notes due 2034.†
99.1	Form of Letter of Transmittal.†
99.2	Form of Notice of Guaranteed Delivery.†
99.3	Form of Letter to Nominees.†
99.4	Form of Letter to Clients.†

**	Previously filed.

†	Filed herewith.

      (b)     Financial Statement Schedules

Schedule I	—	Summary of Investments — Other Than Investments in Related Parties.
Schedule II	—	Condensed Financial Information of Fortis, Inc.
Schedule III	—	Supplementary Insurance Information.
Schedule IV	—	Reinsurance.
Schedule V	—	Valuation and Qualifying Accounts.

ITEM 22.	UNDERTAKINGS.

      (a)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b)     The undersigned hereby undertakes to respond to requests for information that in incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c)     The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (d)     The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the fourth day of May, 2004.

ASSURANT, INC.

By:	/s/ J. KERRY CLAYTON

Name: J. Kerry Clayton
Title: President and Chief Executive Officer

POWER OF ATTORNEY

      Know all men by these presents, that the undersigned directors and officers of the Registrant, a Delaware corporation, which is filing a Registration Statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933 hereby constitute and appoint J. Kerry Clayton, Robert B. Pollock, Larry M. Cains, Katherine Greenzang, Barbara R. Hege and Douglas Lowe, and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the fourth day of May, 2004.

Signature	Title

/s/ J. KERRY CLAYTON J. Kerry Clayton	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ ROBERT B. POLLOCK Robert B. Pollock	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ LARRY M. CAINS Larry M. Cains	Senior Vice President, Investor Relations (Principal Accounting Officer)

/s/ JOHN MICHAEL PALMS John Michael Palms	Director

/s/ MICHEL BAISE Michel Baise	Director

Signature	Title

/s/ ROBERT J. BLENDON Robert J. Blendon	Director

/s/ BETH L. BRONNER Beth L. Bronner	Director

/s/ HOWARD L. CARVER Howard L. Carver	Director

/s/ ALLEN R. FREEDMAN Allen R. Freedman	Director

/s/ H. CARROLL MACKIN H. Carroll Mackin	Director

/s/ GILBERT MITTLER Gilbert Mittler	Director

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Purchase Agreement dated as of February 10, 2004 among Assurant, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc One Capital Markets.†
2.1	Agreement and Plan of Merger, dated as of January 12, 2004, between Fortis, Inc. and Assurant, Inc. (incorporated by reference from Exhibit 2.1 to the Registrant’s Registration Statement on Form S-11A (file No. 333-109984) and amendments thereto, originally filed on February 10, 2004).
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.3	Shareholders’ Agreement between the Registrant and Fortis Insurance N.V. (incorporated by reference from Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
3.4	Registration Rights Agreement between the Registrant and Fortis Insurance N.V. (incorporated by reference from Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
4.1	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
4.2	Indenture, dated as of February 18, 2004, between Assurant, Inc. and SunTrust Bank, as trustee (incorporated by reference from Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K (File No. 001-31978), originally filed on March 30, 2004).
4.3	Form of 5.625% Senior Notes due 2014 (included in Exhibit 4.2).†
4.4	Form of 6.750 Senior Notes due 2034 (included in Exhibit 4.2).†
4.5	Registration Rights Agreement, dated as of February 18, 2004, among Assurant, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc One Capital Markets, Inc., as representatives of the Initial Purchasers.†
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered.†
10.1	Cooperation Agreement, among the Registrant, Fortis Insurance N.V., Fortis SA/ NV and Fortis N.V. (incorporated by reference from Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.2	Stock Option Plan (incorporated by reference from Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.3	Assurant 2004 Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.4	Supplemental Executive Retirement Plan, as amended (incorporated by reference from Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).

Exhibit
Number	Description of Document

10.5	Executive Pension and 401(k) Plan (incorporated by reference from Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.6	Change in Control Severance Agreement with J. Kerry Clayton (incorporated by reference from Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.7	Change in Control Severance Agreement with Robert B. Pollock (incorporated by reference from Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.8	Change in Control Severance Agreement with Benjamin M. Cutler (incorporated by reference from Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.9	Change in Control Severance Agreement with Philip Bruce Camacho (incorporated by reference from Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.10	Change in Control Severance Agreement with Lesley Silvester (incorporated by reference from Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.11	Letter Agreement, dated October 17, 1997, between Fortis, Inc. and Philip Bruce Camacho (incorporated by reference from Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on December 10, 2003).
10.12	Assurant Directors Compensation Plan (incorporated by reference from Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.13	Assurant 2004 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.14	Assurant Executive Management Incentive Plan (incorporated by reference from Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.15	Administrative Services Agreement, dated as of November 13, 1997, among United Family Life Insurance Company, Liberty Insurance Services Corporation, Fortis, Inc. and The Liberty Corporation (Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment. The symbol “XXX” has been inserted in place of the portions so omitted.) (incorporated by reference from Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.16	Assurant Appreciation Incentive Rights Plan (incorporated by reference from Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.17	Investment Plan (incorporated by reference from Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).

Exhibit
Number	Description of Document

10.18	Consulting, Non-Compete and Payments Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V. (incorporated by reference from Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.19	Retirement Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V., as amended (incorporated by reference from Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-109984) and amendments thereto, originally filed on October 24, 2003).
10.20	Credit Agreement, dated as of December 19, 2003, by and among Fortis, Inc., as the borrower, certain banks and financial institutions, as the lenders, Morgan Stanley Senior Funding, Inc. (“MSFF”), as bookrunner and lead arranger, Merrill Lynch Capital Corp., as syndication agent, Credit Suisse First Boston, as documentation agent, and MSFF, as administrative agent for the lenders (incorporated by reference from Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.21	Parent Guaranty, dated as of December 19, 2003, by Fortis N.V. and Fortis SA/ NV, in favor of Morgan Stanley Senior Funding, Inc., as administrative agent for and representative of the lenders (incorporated by reference from Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.22	Credit Agreement, dated as of December 19, 2003, by and among Fortis, Inc., as the borrower, certain banks and financial institutions, as the lenders, Citigroup Global Markets Inc. (“CGMI”) and Morgan Stanley Senior Funding, Inc. (“MSSF”), as joint bookrunners, CGMI, MSSF and Banc One Capital Markets, Inc., as joint lead arrangers, MSSF, as syndication agent, Citicorp North America Inc., as documentation agent, and Bank One, NA, as administrative agent for the lenders (incorporated by reference from Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.23	Parent Guaranty, dated as of December 19, 2003, by Fortis N.V. and Fortis SA/ NV, in favor of Bank One, NA, as administrative agent for and representative of the lenders (incorporated by reference from Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.24	Lease Agreement, dated October 1, 2000, between Fortis Benefits Insurance Company and Fortis, Inc., as amended (incorporated by reference from Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004).
10.25	Agreement, dated September 1, 2003, between Fortis Insurance Company and its affiliates Fortis Benefits Insurance Company and John Alden Life Insurance Company and National Administration Company, Inc. (incorporated by reference from Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on December 10, 2003).
10.26	Three Year Credit Agreement, dated as of January 30, 2004, by and among Assurant, Inc., as the borrower, certain banks and financial institutions, as the lenders, Bank One, NA, as administrative agent for the lenders, Citigroup North America Inc., as syndication agent, and Morgan Stanley Senior Funding, Inc. and JP Morgan Chase Bank, as co-documentation agents (incorporated by reference from Exhibit 10.26 to the Registrant’s Registration Statement on form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on February 3, 2004).
12.1	Computation of Ratio of Earnings to Fixed Charges.†

Exhibit
Number	Description of Document

21.1	Subsidiaries of the Registrant. (incorporated by reference from Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-109984) and amendments thereto, originally filed on January 13, 2004)
23.1	Consent of PricewaterhouseCoopers LLP.†
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).†
24.1	Power of Attorney (included on signature pages to this Registration Statement).†
25.1	Statement of Eligibility on Form T-1 of SunTrust Bank, as Trustee, with respect to the 5.625% Senior Notes due 2014.†
25.2	Statement of Eligibility on Form T-1 of SunTrust Bank, as Trustee, with respect to the 6.750% Senior Notes due 2034.†
99.1	Form of Letter of Transmittal.†
99.2	Form of Notice of Guaranteed Delivery.†
99.3	Form of Letter to Nominees.†
99.4	Form of Letter to Clients.†

**	Previously filed.

†	Filed herewith.